                                                                Exhibit No. 99.1

          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

                          AMENDED AND RESTATED CUSTOMER
                            CARE AND BILLING SERVICES
                                    AGREEMENT

                                     BETWEEN

                        SPRINT/UNITED MANAGEMENT COMPANY
                                   ("SPRINT")

                                       AND

                         AMDOCS SOFTWARE SYSTEMS LIMITED
                                   ("AMDOCS")

SPRINT/UNITED MANAGEMENT COMPANY
AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT   CONFIDENTIAL

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
1 TRANSITION; ORIGINAL AGREEMENT.........................................      3

2 AMDOCS SERVICES........................................................      3
   2.1  Generally........................................................      3
      2.1.1    Implementation Services Orders............................      4
      2.1.2    Additional Releases.......................................      6
   2.2  Maintenance Services.............................................      7
   2.3  Committed Operation Services.....................................      7
   2.4  Training Services................................................      8
   2.5  Upgrades and Enhancements........................................      8
   2.6  Legacy Additional Services.......................................      9
   2.7  Additional Services; Fast Track Procedure........................      9
      2.7.1    Additional Services.......................................      9
      2.7.2    Fast Track Procedure......................................      9
   2.8  Creditable Performance Specifications............................     10
   2.9  Location of Service Providers....................................     11
   2.10 Non-Exclusivity..................................................     12
   2.11 Sprint Parties...................................................     12

3 RESPONSIBILITIES OF SPRINT.............................................     13
   3.1  Generally........................................................     13
   3.2  Overhead; Supplies...............................................     13

4 RELATIONSHIP MANAGEMENT................................................     14
   4.1  Steering Committee...............................................     14
   4.2  Key Personnel and Program Manager................................     14
      4.2.1    Amdocs' Key Personnel and Program Manager.................     14
      4.2.2    Sprint's Key Personnel and Program Manager................     15
      4.2.3    Additional Personnel......................................     16
      4.2.4    Non-Solicitation of Employees.............................     16
      4.2.5    Responsibility of Personnel...............................     16
      4.2.6    Individual Performance....................................     16
   4.3  Dedicated Hardware...............................................     16


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                                   (Continued)

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                                                                            ----
   4.4  Program Management Office; Reporting Requirements................     16
   4.5  Acceptance Testing...............................................     17
      4.5.1    Software Component Testing................................     17
      4.5.2    Non Software Acceptance...................................     19
      4.5.3    Effect of Reviews.........................................     19
   4.6  Dispute Resolution...............................................     20
      4.6.1    Problems..................................................     20
      4.6.2    Unresolved Disputes.......................................     20
      4.6.3    No Termination or Suspension of Services..................     20
      4.6.4    Injunctive Relief.........................................     21
   4.7  Sprint's Policies................................................     21

5 CHARGES, CREDITS AND PAYMENTS..........................................     23
   5.1  Generally........................................................     23
      5.1.1    Charges...................................................     23
      5.1.2    Adjustment of Charges.....................................     24
      5.1.3    License to Generic Product................................     25
   5.2  [**].............................................................     25
   5.3  Reporting, Invoicing and Payment.................................     27
      5.3.1    Reports...................................................     27
      5.3.2    Invoicing of License, and Implementation and Conversion
               Fees......................................................     27
      5.3.3    Invoicing of Monthly Subscriber Fee.......................     27
      5.3.4    Invoicing of Legacy Additional Services...................     28
      5.3.5    Invoicing of Pass Through Expenses and Reimbursable
               Expenses..................................................     28
      5.3.6    Invoicing of Additional Services..........................     28
      5.3.7    Invoicing of Production CRs...............................     28
      5.3.8    Invoices..................................................     28
      5.3.9    Performance Credits and Bonuses...........................     29
      5.3.10   Payments..................................................     29

                                TABLE OF CONTENTS
                                   (Continued)

                                                                            PAGE
                                                                            ----
      5.3.11   Third Party Services......................................     31
      5.3.12   Taxes.....................................................     31
   5.4  Expenses.........................................................     33
   5.5  [**] Pass Through Services.......................................     33

6 TERM AND TERMINATION...................................................     34
   6.1  Term.............................................................     34
   6.2  Termination for Convenience; Change in Control of Amdocs;
        Termination for Force Majeure; Termination for Financial
        Instability; Effect of Termination...............................     34
      6.2.1    Termination for Convenience...............................     34
      6.2.2    Change in Control of Amdocs...............................     35
      6.2.3    Termination for Force Majeure Event.......................     36
      6.2.4    Termination for Financial Instability.....................     37
      6.2.5    Effect of Termination.....................................     38
   6.3  Termination for Cause............................................     38
      6.3.1    Critical Defaults.........................................     38
      6.3.2    Material Defaults.........................................     39
      6.3.3    Other Defaults............................................     40
   6.4  Extension of Services............................................     40
   6.5  Transfer Assistance (Disentanglement)............................     40
      6.5.1    Disentanglement Process...................................     41
      6.5.2    General Obligations.......................................     41
      6.5.3    Specific Obligations......................................     42
      6.5.4    Preparation for Disentanglement...........................     43
      6.5.5    Charges for Disentanglement Services......................     44
      6.5.6    Disentanglement Process with regard to Additional
               Services..................................................     44

7 CONFIDENTIAL INFORMATION AND SECURITY..................................     44
   7.1  Generally........................................................     44
   7.2  Exclusions.......................................................     45


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                                   (Continued)

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
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                                                                            ----
   7.3  Required Disclosure..............................................     46
   7.4  Notification.....................................................     46
   7.5  Return of Confidential Information...............................     46
   7.6  Confidentiality Agreements.......................................     47
   7.7  Security.........................................................     47
   7.8  Services from [**]...............................................     47

8 INTELLECTUAL PROPERTY RIGHTS...........................................     48
   8.1  Ownership of Customized Materials; License to Use Customized
        Materials........................................................     48
      8.1.1    Allocation of Rights......................................     48
      8.1.2    Categories of Customized Materials........................     49
      8.1.3    Escrow....................................................     52
      8.1.4    In-Sourcing...............................................     53
      8.1.5    Intellectual Property Protection..........................     54
   8.2  Ownership of Standard Materials; License to Use Standard
        Materials........................................................     54
      8.2.1    Ownership by Amdocs.......................................     54
      8.2.2    License to Standard Materials.............................     54
   8.3  Copyright Notice.................................................     55
   8.4  Rights and Licenses..............................................     55
      8.4.1    Amdocs Third Party Materials..............................     55
      8.4.2    Sprint Third Party Materials..............................     56

9 INDEMNIFICATION AND INSURANCE..........................................     56
   9.1  Indemnity by Amdocs and Sprint...................................     56
   9.2  Tax Indemnity by Amdocs..........................................     58
   9.3  Third Party Matters..............................................     58
   9.4  Indemnification Procedures.......................................     58
   9.5  Subrogation......................................................     59
   9.6  Insurance........................................................     59

10 LIMITATION OF LIABILITY; REMEDIES.....................................     61

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                                   (Continued)

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                                                                            ----
   10.1 Limitation of Liability and Disclaimers..........................     61
   10.2 Remedies.........................................................     63
      10.2.1   Remedies..................................................     63
      10.2.2   Attorney's Fees...........................................     63
   10.3 Breach...........................................................     64
   10.4 Delay............................................................     64

11 WARRANTY..............................................................     64
   11.1 Authorization and Enforceability.................................     65
   11.2 Compliance with Laws and Obligations.............................     65
   11.3 Additional Amdocs' Representations, Warranties and Covenants.....     65

12 DEFINITIONS; INTERPRETATION...........................................     68
   12.1 Defined Terms....................................................     68
      12.1.1   Acceptance Testing........................................     68
      12.1.2   Actual Percentage.........................................     68
      12.1.3   ACU Document..............................................     68
      12.1.4   Additional Customization Services.........................     68
      12.1.5   Additional Data Center....................................     69
      12.1.6   Additional Disentanglement Period.........................     69
      12.1.7   Additional Licenses.......................................     69
      12.1.8   Additional Licenses Fees..................................     69
      12.1.9   Additional Release........................................     69
      12.1.10  Additional Services.......................................     69
      12.1.11  Additional Services Fees..................................     69
      12.1.12  Additional Services Order or ASO..........................     70
      12.1.13  Affiliate.................................................     70
      12.1.14  Agreement.................................................     70
      12.1.15  Air Summary Mapping.......................................     70
      12.1.16  ALS (Alternate Line Service)..............................     70
      12.1.17  Amdocs....................................................     70
      12.1.18  Amdocs Competitor.........................................     70

                                TABLE OF CONTENTS
                                   (Continued)

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                                                                            ----
      12.1.19  Amdocs Indemnitees........................................     71
      12.1.20  Amdocs Integration Testing................................     71
      12.1.21  Amdocs Legal Requirements.................................     71
      12.1.22  Amdocs Program Manager....................................     71
      12.1.23  Amdocs Rate...............................................     71
      12.1.24  Amdocs Testing Activities.................................     71
      12.1.25  API DFS...................................................     71
      12.1.26  Arbitrator................................................     72
      12.1.27  Asset Upgrade.............................................     72
      12.1.28  Audits....................................................     72
      12.1.29  BAN (Billing Account Number)..............................     72
      12.1.30  Bill Layout Document......................................     72
      12.1.31  Billing Map...............................................     72
      12.1.32  Build Notes...............................................     72
      12.1.33  Change in Control.........................................     72
      12.1.34  Committed Operation Services..............................     73
      12.1.35  Computable Amounts........................................     73
      12.1.36  Confidential Information..................................     73
      12.1.37  Continuation Services.....................................     73
      12.1.38  Conversion Testing........................................     74
      12.1.39  Cost to Achieve (CTA).....................................     74
      12.1.40  CPSs......................................................     74
      12.1.41  CR Clarification Questions................................     74
      12.1.42  CR Estimation.............................................     74
      12.1.43  CR Packaging..............................................     74
      12.1.44  Critical Defaults.........................................     74
      12.1.45  Critical Personnel........................................     75
      12.1.46  [**]......................................................     75
      12.1.47  CTA Functionality.........................................     75
      12.1.48  CTA Releases..............................................     75

                                TABLE OF CONTENTS
                                   (Continued)

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                                                                            ----
      12.1.49  Current Year Subscribers..................................     75
      12.1.50  Customized Product........................................     75
      12.1.51  Customized Materials......................................     75
      12.1.52  Customization.............................................     76
      12.1.53  Customization Services....................................     76
      12.1.54  Data Center...............................................     76
      12.1.55  Data Dictionary...........................................     76
      12.1.56  Data and Modified Data....................................     76
      12.1.57  Default...................................................     76
      12.1.58  Defense...................................................     78
      12.1.59  Define Phase..............................................     78
      12.1.60  Delay.....................................................     78
      12.1.61  Deliverables..............................................     78
      12.1.62  Demand Phase..............................................     79
      12.1.63  Deploy Phase..............................................     79
      12.1.64  Design Phase..............................................     79
      12.1.65  Develop Phase.............................................     80
      12.1.66  Disabling Device..........................................     80
      12.1.67  Disaster..................................................     80
      12.1.68  Discover Phase............................................     80
      12.1.69  Discretionary Credits.....................................     81
      12.1.70  Disentanglement...........................................     81
      12.1.71  Disentanglement Notice....................................     81
      12.1.72  Disentanglement Services..................................     81
      12.1.73  Dispute Resolution Process................................     81
      12.1.74  Documentation.............................................     81
      12.1.75  Due Date..................................................     82
      12.1.76  Effective Date............................................     82
      12.1.77  ERD Document..............................................     82
      12.1.78  Essential Agreement.......................................     82


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

                                TABLE OF CONTENTS
                                   (Continued)

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                                                                            ----
      12.1.79  Exit Fee..................................................     82
      12.1.80  Expiration Date...........................................     82
      12.1.81  Fast Track Procedure......................................     82
      12.1.82  Final Acceptance..........................................     82
      12.1.83  Final Conversion Date.....................................     83
      12.1.84  Final Conversion Milestone................................     83
      12.1.85  Finalized Functional Release Notes........................     83
      12.1.86  Finalized Technical Release Notes.........................     83
      12.1.87  Force Majeure Event.......................................     83
      12.1.88  Functional Release Notes..................................     83
      12.1.89  GAAP......................................................     84
      12.1.90  Generic Product...........................................     84
      12.1.91  Hours Estimate............................................     84
      12.1.92  IMEI (International Mobile Equipment Identity)............     84
      12.1.93  Impact Assessment Document................................     84
      12.1.94  Implementation and Conversion Fees........................     84
      12.1.95  Implementation Contact and Escalation List................     84
      12.1.96  Implementation Services Order.............................     85
      12.1.97  Implementation Swim Lane and Checklist....................     85
      12.1.98  Increase Percentage.......................................     85
      12.1.99  Individual CPS BGYR State.................................     85
      12.1.100 In-Flight Projects........................................     85
      12.1.101 Infringement Claims.......................................     85
      12.1.102 Initial Disentanglement Period............................     86
      12.1.103 Initial Release...........................................     86
      12.1.104 Interest..................................................     86
      12.1.105 Interconnectivity Testing.................................     86
      12.1.106 [**]......................................................     86
      12.1.107 Issues....................................................     86
      12.1.108 Key Personnel.............................................     86

                                TABLE OF CONTENTS
                                   (Continued)

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                                                                            ----
      12.1.109 Legacy Additional Services................................     87
      12.1.110 License Fees..............................................     87
      12.1.111 Load Balancing............................................     87
      12.1.112 Maintenance Services......................................     87
      12.1.113 Major Additional Release..................................     87
      12.1.114 Materials.................................................     87
      12.1.115 Milestones................................................     87
      12.1.116 Minimum Subscriber Commitment.............................     88
      12.1.117 Monthly Subscriber Fees...................................     88
      12.1.118 Multi-NAM (Number Assignment Module)......................     88
      12.1.119 Operational Reporting.....................................     88
      12.1.120 Operational Scorecards....................................     88
      12.1.121 Overall CPS Score.........................................     88
      12.1.122 Overall Timeline..........................................     88
      12.1.123 Party.....................................................     89
      12.1.124 Performance Credits.......................................     89
      12.1.125 Performance Measurement Means.............................     89
      12.1.126 Performance Testing.......................................     89
      12.1.127 Person....................................................     89
      12.1.128 Personnel.................................................     89
      12.1.129 Phase.....................................................     89
      12.1.130 Prior Year Subscribers....................................     90
      12.1.131 Privacy Restricted Data...................................     90
      12.1.132 Production Change Requests or Production CRs..............     90
      12.1.133 Production CRs Charges....................................     90
      12.1.134 Production CR Request Form................................     90
      12.1.135 Production CRs SOW........................................     91
      12.1.136 Production Environment....................................     91
      12.1.137 Project Plan..............................................     91
      12.1.138 Project Run Books.........................................     91


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                                   (Continued)

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                                                                            ----
      12.1.139 PTN (Personal Telephone Number)...........................     91
      12.1.140 Reference Table Requirements..............................     91
      12.1.141 Release...................................................     92
      12.1.142 Requests..................................................     92
      12.1.143 Responses.................................................     92
      12.1.144 [**] Analysis.............................................     92
      12.1.145 Sales and Use Taxes.......................................     92
      12.1.146 SAS Document..............................................     92
      12.1.147 Screen Change Report......................................     92
      12.1.148 Services..................................................     92
      12.1.149 Services Order............................................     93
      12.1.150 SIM (Subscriber Identification Module)....................     93
      12.1.151 Software Components.......................................     93
      12.1.152 Software/Hardware Environments............................     93
      12.1.153 Software Release Notes....................................     93
      12.1.154 Specifications............................................     93
      12.1.155 Sprint....................................................     94
      12.1.156 Sprint Competitor.........................................     94
      12.1.157 Sprint Data...............................................     94
      12.1.158 Sprint-Owned Property.....................................     94
      12.1.159 Sprint [**]...............................................     94
      12.1.160 Sprint Indemnitees........................................     95
      12.1.161 Sprint Legal Requirements.................................     95
      12.1.162 Sprint's Program Manager..................................     95
      12.1.163 Sprint Restricted Data....................................     95
      12.1.164 Sprint Testing Activities.................................     95
      12.1.165 Standard Materials........................................     95
      12.1.166 Steering Committee........................................     96
      12.1.167 Sub System Testing........................................     96
      12.1.168 Subcontractor.............................................     96


                                      -x-

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                                TABLE OF CONTENTS
                                   (Continued)

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                                                                            ----
      12.1.169 Subscriber................................................     96
      12.1.170 Subsidiary................................................     97
      12.1.171 Suspension................................................     97
      12.1.172 SWAG......................................................     97
      12.1.173 System Test Results.......................................     97
      12.1.174 System Testing............................................     97
      12.1.175 Term......................................................     97
      12.1.176 Termination Date..........................................     97
      12.1.177 Termination Notice........................................     97
      12.1.178 Termination Statement.....................................     98
      12.1.179 Testing Activities........................................     98
      12.1.180 Testing Environment.......................................     98
      12.1.181 Third Party...............................................     98
      12.1.182 Third Party Subscribers...................................     98
      12.1.183 Traffic Management System Layout Documents................     98
      12.1.184 Training Environment......................................     99
      12.1.185 Training Services.........................................     99
      12.1.186 Unfavorable CPS Points....................................     99
      12.1.187 Unit Testing..............................................     99
      12.1.188 United States.............................................     99
      12.1.189 Year 2000 Compliant.......................................     99
   12.2 Interpretation...................................................     99

13 GENERAL...............................................................    100
   13.1  Assignment and Binding Nature...................................    100
   13.2  Audits, Records.................................................    100
   13.3  Data Privacy....................................................    103
   13.4  Force Majeure...................................................    103
   13.5  Freedom of Action...............................................    105
   13.6  Governing Law and Jurisdiction..................................    105
   13.7  Risk of Loss....................................................    106


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                                   (Continued)

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                                                                            ----
   13.8  Interpretation..................................................    106
   13.9  Modifications...................................................    106
   13.10 Notifications and Approvals.....................................    106
   13.11 Publicity.......................................................    109
   13.12 Relationship, Subcontractors....................................    110
   13.13 Severability....................................................    111
   13.14 Survival........................................................    111
   13.15 Third Party Beneficiaries.......................................    111
   13.16 Waiver..........................................................    111
   13.17 Captions; Section Numbers.......................................    111
   13.18 Counterparts....................................................    112
   13.19 Entire Agreement................................................    112
   13.20 Order of Precedence.............................................    112

                         LIST OF EXHIBITS AND SCHEDULES

  SCHEDULE                          TITLE
-----------   ----------------------------------------------------
Schedule A    Customized Product Functionality, Implementation and
              Conversion Roles and Responsibilities
Schedule B    Roles and Responsibilities
Schedule C    Creditable Performance Specifications (CPSs)
Schedule D    Charges
Schedule E    Data Centers
Schedule F    Steering Committee
Schedule G    Key Personnel and Program Manager
Schedule H    Overall Timeline
Schedule I    Exit Fee Computation
Schedule I1   Exit Fee Computation for Additional Services
Schedule J    Diversity Policy
Schedule K    Legacy Additional Services
Schedule L    Envelope Parameters
Schedule M    Training Materials
Schedule N    Party Competitors
Schedule O    Sprint Third Party Materials
Schedule P    Countries
Schedule Q    Form of Additional Services
Schedule R    [**] Pass Through Services
Schedule S    Reserved
Schedule T    [**] Customization Hours Procedure
Schedule U    Services Matrix
Schedule V    Historical Data Requirements
Schedule W    Fast Track Procedure
Schedule Y    Privacy and Security Attachment

EXHIBITS
--------
Exhibit A     Electronic Payment Platform
Exhibit B     Form of Statement by Sprint Regarding Termination

SPRINT/UNITED MANAGEMENT COMPANY
AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT   CONFIDENTIAL

        AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT

     THIS AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT ("Agreement") is made as of the 1st day of July 2006 (the "Effective Date") by and between SPRINT/UNITED MANAGEMENT COMPANY, a corporation organized under the laws of the State of Delaware, having offices at 2001 Edmund Halley Drive, Reston, VA 20191 (hereinafter referred to as "Sprint"); and AMDOCS SOFTWARE SYSTEMS LIMITED, a company incorporated under the laws of Ireland having offices at Earlsfort Center, Earlsfort Terrace 1 Dublin 2, Ireland (hereinafter referred to as "Amdocs").

                                    RECITALS

     A. Sprint, with its Affiliates, operates a wireless mobile communications network.

     B. Amdocs provides customer care and billing software and services for operators of wireless mobile communications networks.

     C. Amdocs and Nextel Finance Company, an Affiliate of Sprint, entered into that certain Customer Care and Billing Services Agreement dated January 1, 2000, and as amended (the "Original Agreement"), pursuant to which Amdocs provides customer care and billing system and related services for the wireless mobile communications network historically operated by Nextel.

     D. Sprint has described its requirements for its customer care and billing system and related services in its Request for Offer dated September 16, 2005 and all subsequent documents, releases, updates, etc. (collectively, the "Requests").

     E. In response to such Requests, Amdocs delivered to Sprint various documents and other communications including the Response dated September 30, 2005 and all subsequent responses, commercial terms, and the Letter of Agreement (collectively, the "Responses"). The Responses provided a solution based on a further customization of Amdocs' ENSEMBLE customer care and billing platform. Sprint, having reviewed the Responses, selected Amdocs to provide customer care and billing system software and services.

     F. Sprint and Amdocs wish to amend and restate the Original Agreement in its entirety to reflect the terms and conditions pursuant to which Amdocs shall provide such systems and services to Sprint and its Affiliates.

     G. For and in consideration of the mutual promises and covenants contained herein, the Parties, intending to be legally bound, hereby contract and agree as follows (capitalized terms herein not otherwise defined being used as defined in Article 12):

SPRINT/UNITED MANAGEMENT COMPANY
AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT   CONFIDENTIAL

1    TRANSITION; ORIGINAL AGREEMENT

     The Parties agree that: (i) the terms and conditions set forth in this Agreement shall apply to the Services and other performance of the Parties hereunder on or after the Effective Date and (ii) the terms and conditions of the Original Agreement shall continue to apply with respect to any claim or obligation related to the Services (as such term was defined in the Original Agreement) and other performance of the Parties under the Original Agreement prior to the Effective Date; provided however that the pricing set forth in Schedule D (Charges) shall apply to all Services (as such term was defined in the Original Agreement) within the scope of the Services of this Agreement, retroactive to January 1, 2006. Amdocs hereby consents and agrees to the assignment of the Original Agreement, in its entirety, to Sprint by Nextel Finance Company and: (i) waives any claims and rights against Nextel Finance Company and Nextel Communications, and otherwise releases from all obligations, to execute and exchange a Guaranty of Parent (as such term was defined in the Original Agreement); and (ii) waives any claims and rights against the Nextel Finance Company with respect to the Original Agreement; provided however that Sprint hereby assumes the obligations of, and responsibility for any claims against, Nextel Finance Company under the Original Agreement. Sprint hereby waives any claims and rights against Amdocs and Amdocs Limited, and otherwise releases from all obligations, to execute and exchange a Guaranty of Parent (as such term was defined in the Original Agreement).

2    AMDOCS SERVICES

     2.1  Generally

          Until the Final Acceptance of the Initial Release and the Additional Releases required to achieve the Final Conversion Milestone and completion of Sprint's migration to such Releases, Amdocs shall continue to perform the Services (as such term is defined in the Original Agreement); provided however that the pricing set forth in Schedule D (Charges) shall apply to all such Services (as such term was defined in the Original Agreement). Amdocs agrees to further customize the Customized Product and develop the Customized Product in accordance with the Specifications, to implement an Initial Release for Sprint and migrate Sprint's existing billing systems data to the Initial Release (which will ultimately replace Sprint's existing billing systems). Amdocs further agrees to operate the Customized Product for the benefit of Sprint following conversion for the remainder of the Term and, during such operational period, to continue to customize the Customized Product in Additional Releases, and implement such Additional Releases in the Customized Product, to be further specified by mutual agreement of Amdocs and Sprint. Amdocs agrees, at its own expense, to procure, operate, and maintain the Software/Hardware Environments, and to provide Documentation and other deliverables required herein, and technical, professional, training and project management services and other resources that are necessary or appropriate in order to accomplish the foregoing, as provided for in this Agreement and in accordance therewith.

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          2.1.1 Implementation Services Orders

               (a) Amdocs shall develop and implement the Customized Product and provide the Services in accordance with the overall project plan and timeline attached hereto as Schedule H (the "Overall Timeline"). Amdocs shall develop and implement the Initial Release and the Additional Releases of the Customized Product each in six (6) project Phases as described in this Section 2.1.1 (Implementation Services Orders) and the Services Orders referred to herein and in accordance with the Overall Timeline. Each of the Services Orders (each, an "Implementation Services Order") shall be written documents executed by both Parties and shall include a list of all deliverables for each Phase of the Release and the timeline for the required completion of the tasks included in the Implementation Services Order. The Phases are generally described as follows:

          I. Define Phase - also known as Planning

          II. Discover Phase - also known as Scoping

          III. Design Phase - also known as Design

          IV. Develop Phase - also known as Development

          V. Deploy Phase - also known as Testing, Implementation, and Post-Production

          VI. Demand Phase - also known as Operations and End of Life

               (b) Each Implementation Services Order shall be, at a minimum, consistent with the requirements set forth in Schedule A (Customized Product Functionality, Implementation and Conversion Roles and Responsibilities).

               (c) As set forth in more detail in the Implementation Services Orders, a required activity of each Phase for each Release shall be to complete and deliver to Sprint (i) the documents described in the definitions of each Phase set forth in Section 12.1 (Defined Terms) and any additional documents defined in the applicable Implementation Services Orders and (ii) a specification of means of measurement of all CPSs ("Performance Measurement Means"). If Amdocs is unable to deliver any of the foregoing (i) through (ii), in each case, in a form reasonably acceptable to Sprint (in accordance with the criteria set forth for non-software acceptance in Section 4.5.2 (Non Software Acceptance) hereof), and by the time specified in the applicable Overall Timeline, Sprint shall be permitted to require review of the matter in accordance with the dispute resolution process set forth in Section 4.6 (Dispute Resolution).

               (d) Prior to commencement of any activities for the Additional Releases, but no later than the date specified therefor in the applicable Overall Timeline, Amdocs shall complete and deliver to Sprint (i) an Implementation Services Order for such Additional Releases in a form reasonably acceptable to Sprint (in accordance with the criteria set forth for

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non-software acceptance in Section 4.5.2 (Non Software Acceptance) hereof and including a detailed work plan of milestones and deliverables and in conformity with the requirements of this Agreement and (ii) an estimate for hours (based on a model agreed to by Sprint that supports completing all applicable requirements of this Agreement for that Release within the applicable hours estimate) and expenses for that Additional Release (if applicable). If Amdocs is unable to deliver an Implementation Services Order for any such Release reasonably acceptable to Sprint in accordance with the terms hereof, Sprint shall be permitted to require review of the matter in accordance with the dispute resolution process set forth in Section 4.6 (Dispute Resolution).

               (e) The deliverables to be set forth in the relevant Implementation Services Orders shall include all Deliverables and documents applicable to each Phase and to all the Services. Further, on or before Final Acceptance of the Initial Release, Amdocs shall deliver to Sprint an updated disaster recovery architecture and Plan (the "Disaster Recovery Plan") providing, inter alia that (i) disaster recovery services are triggered only by a Disaster; (ii) as of the date of Final Acceptance of such Release, Amdocs will, [**], have purchased, and will set up and maintain during the Term, an alternate data center site and the hardware and software required for the provision of disaster recovery services; (iii) alternate routing of Sprint's WAN (Wide Area Network) to the alternate data center site shall be Sprint's responsibility; (iv) Amdocs shall be required to conduct a full test of the processes set forth in the Disaster Recovery Plan on an annual basis, and incremental testing in accordance with the Disaster Recovery Plan, and that Sprint shall be permitted to oversee, and audit the results of, any such testing; and (v) Amdocs shall be responsible for all costs associated with the Disaster Recovery Plan, including but not limited to, the testing, implementation and execution thereof; provided, however, that Sprint shall be responsible for all costs incurred by Sprint to perform any obligations contained in the Disaster Recovery Plan that are specifically described in such Disaster Recovery Plan as the obligations of Sprint. The Disaster Recovery Plan and all applicable documents provided to Sprint shall be subject to Sprint's approval which shall not be unreasonably withheld. Amdocs shall comply with the requirements of such documents and Disaster Recovery Plan. Amdocs shall provide Sprint written notice in the event that Amdocs believes that an event that constitutes a Disaster has occurred, but Sprint reserves final authority to determine whether to cutover to the alternate data center site in accordance with the terms of this Agreement. If a Disaster has occurred and Sprint does not so grant Amdocs authority to cutover to the alternate data center site, then any Amdocs failure to perform the Services in accordance with the terms of this Agreement directly resulting from not exercising the cutover to the alternate data center site shall be excused to such extent until the earlier of (i) successful cutover to the alternate data center site following subsequent authorization by Sprint to cutover to the alternate data center site or (ii) the conclusion of the Disaster; provided that Amdocs has complied with the procedural requirements set forth in Section 10.4 (Delay) with respect to Delay (i.e., written notice and cure period for Sprint) and Amdocs uses commercially reasonable efforts to mitigate the effects of the Disaster and reestablish full performance of the Services, notwithstanding any inability to cutover to the alternative data center site.

               (f) The Parties hereby agree that Amdocs shall provide to Sprint all Customization, implementation, and conversion Services related to or necessary for the implementation of the CTA Functionality into the Customized Product, migration to the Releases

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containing the CTA Functionality, and required to achieve the Final Conversion
Milestone for the fees set forth in Schedule D and shall include, if mutually agreed by the Parties with respect to CTA Functionality described by clause (ii) of the definition of CTA Functionality, any additional fees set forth in subsequent Implementation Services Orders (the "[**]"). For avoidance of doubt, the Parties agree that, with respect to any Implementation Services Order including such Services, where the Parties are unable to agree whether or not to set forth additional amounts to be included in the [**], the matter shall be referred by the parties to dispute resolution in accordance with Section 4.6 (Dispute Resolution). As of the Effective Date, the Parties agree that Amdocs shall perform all such Services as part of the Initial Release and first three subsequent Additional Releases. Either Party may propose to the other Party that a portion of the CTA Functionality not be implemented during the Initial Release or first three subsequent Additional Releases, but instead be implemented in a future mutually agreed upon Additional Release (the "Delayed CTA Functionality"). If the Parties mutually agree in writing to the delay, then Amdocs shall perform all Customization, implementation, and conversion, Services related to or necessary for the implementation of the Delayed CTA Functionality into the Customized Product as part of such future mutually agreed upon Additional Release and migration to such Release [**]. In consideration of such [**], and the licenses being granted to Sprint by Amdocs pursuant to Sections
5.1.3 (License to Generic Product), 8.1 (Ownership of Customized Materials, License to Use Customized Materials) and 8.2 (Ownership of Standard Materials; License to use Standard Materials) hereof, Amdocs shall invoice Sprint the amounts described in, and in accordance with Schedule D (Charges) hereto. Amdocs shall be required to complete all Phases with respect to the Releases required to implement the CTA Functionality into the Customized Product and achieve the Final Conversion Milestone for an amount that does not exceed the [**].
Amdocs shall be permitted to charge Sprint in excess of the [**] to complete the Customization and implementation of the CTA Functionality into the Customized Product and conversion to achieve the Final Conversion Milestone in the event that there are delays caused by Sprint, as determined pursuant to
Section 2.8(c) ([**] Analysis and Resolution) and in such cases, only in the amount mutually agreed to as the number of extra hours incurred by Amdocs, to the extent directly resulting from Sprint delays. For avoidance of doubt, the reclassification of CTA Functionality as Delayed CTA Functionality, and the results thereof, as described above shall not constitute a delay caused by Sprint. To the extent that Amdocs uses more than the [**] to complete the implementation of the CTA Functionality into the Customized Product and achieve the Final Conversion Milestone, Amdocs shall not be permitted to charge Sprint for hours exceeding the [**] except under the conditions set forth above and with the prior written approval of Sprint.

          2.1.2 Additional Releases

               The Parties will hold regular, detailed discussions regarding the scope and timetable of any releases of the Customized Product subsequent to the Initial Release (each an "Additional Release" and Initial Release and any Additional Releases, collectively, each a "Release" or the "Releases") to be developed in any certain calendar year. The Parties anticipate that there will be [**] such Additional Releases per year. Each such Additional Release shall include written agreement to each of the following: (i) an overall project plan and timeline, substantially similar to the Overall Timeline for the CTA Releases (each, a "Subsequent Project

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Plan"); (ii) any CPSs applicable to the Additional Release (including applicable changes, if any, to the existing CPSs due to such Additional Release); and (iii) any modifications or additions to the Roles and Responsibilities schedule hereunder applicable to the Additional Release. Amdocs shall perform the additional modifications of the then existing Release and implement such new Additional Release in six (6) project Phases as described above in Section 2.1.1(a) (Implementation Services Orders) and additional Implementation Services Orders referred to therein and in accordance with the applicable Subsequent Project Plan. The obligations of Amdocs with respect to each such Additional Release shall be deemed "Services" under this Agreement and the Additional Release shall be governed by all the terms and conditions of this Agreement, to the extent that such terms are not inconsistent with those agreed to by the Parties with respect to such Additional Release.

     2.2  Maintenance Services

          During the Term, Amdocs shall perform the maintenance services included in Schedule B (Roles and Responsibilities) (the "Maintenance Services") and in accordance with applicable service level requirements.

     2.3  Committed Operation Services

          During the Term, Amdocs shall perform the operation services set forth in Schedule B (Roles and Responsibilities) (the "Committed Operation Services") and in accordance with the applicable service level requirements.

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     2.4  Training Services

          Amdocs shall provide the Training Services set forth in Schedule B (Roles and Responsibilities) and Schedule M (Training Materials). Amdocs shall develop, prepare and implement training programs for Sprint's trainers (i.e., train the trainer) directed to the needs of the various classifications of personnel within Sprint's organization as defined in Schedule M (Training Materials). In connection with the CTA Releases, Amdocs agrees to conduct 4 training sessions and to train up to 20 persons per training session. The time allocated for each session is defined in Schedule M (Training Materials). In the event that Sprint requests Amdocs to conduct additional training sessions, Amdocs agrees to conduct additional training sessions, charging Sprint at the Amdocs Rate for such additional training sessions. Amdocs agrees to provide the Training Environment in accordance with Schedule M (Training Materials). Amdocs shall create and develop training materials and user documentation for such programs in accordance with Schedule M (Training Materials). The final training materials shall be delivered by Amdocs to Sprint [**] prior to the start of train the trainer. Amdocs shall provide the train the trainer program materials specified in Schedule M (Training Materials) in such quantity as is necessary for performing the train the trainer program, as agreed by the Parties, in both paper copy and fully editable electronic format (source files). Further, Amdocs agrees to perform one validation session at Sprint's request prior to conducting the actual training session to permit Sprint to observe and review the qualifications of Amdocs' training instructors. Amdocs shall perform the training services at locations in the United States designated by Sprint and utilizing adequate numbers of qualified trainers. [**].

     2.5  Upgrades and Enhancements

          From and after the Effective Date, Amdocs shall install and implement upgrades for, and shall refresh, the assets used by Sprint, Sprint's Affiliates, Amdocs, or Third Parties in connection with the provision of the Services. Further, Amdocs agrees to provide (as a component of the Maintenance Services) all upgrades and enhancements to the Customized Product required to ensure that the bills and services provided by Amdocs to Sprint under the Agreement comply with any and all regulatory requirements, including without limitation, those requirements promulgated by the Federal Communications Commission and the US Department of Justice. Amdocs shall provide to Sprint[**] the amount of [**] Customization hours per year ("[**] Customization Hours"), allocable to the performance by Amdocs of such upgrades and enhancements. Any Customization hours above such [**] Customization Hours will be invoiced by Amdocs and paid by Sprint based on the then in effect Amdocs Rate. In the event that in any applicable calendar year, Sprint has not used up the [**] Customization Hours for such year, Sprint may use, only in the next two (2) calendar years, the unused amount of such [**] Customization Hours ("Rolled-over [**] Customization Hours") provided that: (i) in any applicable calendar year Sprint shall first use the [**] Customization Hours for such year before Sprint may use the Rolled-over [**] Customization Hours; and (ii) in no event shall Sprint be entitled to use more than [**] Customization Hours in any applicable calendar year (i.e., the number of Rolled-over [**] Customization Hours originating from a calendar year shall not exceed [**]). The procedures specified in Schedule T to this Agreement shall govern Sprint's

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use of the [**] Customization Hours. Amdocs shall schedule such upgrades and enhancements in advance and in such a way as to minimize any interruption or disruption of Services to Sprint. Each Party agrees to notify, and coordinate with, the other Party prior to acquiring, maintaining, upgrading, or refreshing any assets if such acquisition, maintenance, upgrade, or refreshment (an "Asset Upgrade") could reasonably be expected to result in additional costs to the other Party. In addition, Amdocs shall be required to obtain the written consent of Sprint prior to undertaking any Asset Upgrade, if such Asset Upgrade could be reasonably likely to result in any additional cost to Sprint hereunder or any diminution in the nature or level of any portion of the Services.

     2.6  Legacy Additional Services

          Existing Additional Services under the Original Agreement that are described in Schedule K (Legacy Additional Services) exist and shall continue to be provided by Amdocs to Sprint (the "Legacy Additional Services"). The Legacy Additional Services are to be provided either as included in the MSF described in Schedule D (Charges) or for the charges described in Schedule K (Legacy Additional Services), as further set forth in Schedule K (Legacy Additional Services) for the various Legacy Additional Services.

     2.7  Additional Services; Fast Track Procedure

          2.7.1 Additional Services

          The Parties may agree from time to time, by an Additional Services Order, to add Additional Services to the scope of this Agreement. Additional Services Orders shall be substantially in the form of Schedule Q attached hereto and made a part hereof and the applicable provisions of the Agreement relating to the Additional Services (mainly, those relating to Schedules B, C, D, I, L and O) shall apply, respectively, to the corresponding Sections of the Additional Services Order.

          The Additional Services Order shall also serve, if applicable, and as provided in such Additional Services Order, as an amendment to the Agreement. Amdocs shall provide the Additional Services as set forth in the Roles and Responsibilities Section of the Additional Services Order and technical, professional, training and project management services and other resources that are necessary or appropriate in order to accomplish the foregoing, as provided for in the Additional Services Order and in accordance therewith.

          2.7.2 Fast Track Procedure

          Sprint may order from Amdocs, by using the Fast Track Procedure attached hereto as Schedule W, development of Production CRs. Sprint and Amdocs shall execute, by the [**] of each year during the Term, an Additional Services Order for the development of Production CRs throughout the forthcoming calendar year (i.e., there is no need to execute specific Additional Services Order for each Production CR). Such Additional Services Order shall specify a maximum number of dollars (the "Budget") of Additional

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Services for the development of Production CRs throughout such forthcoming calendar year. (For the avoidance of doubt, the provisions of Section 7 of Schedule D to the Agreement shall apply with regard to such development). Sprint, with the assistance of Amdocs, shall continuously monitor the use of such Budget. In the event that either Party becomes of the opinion that the above annual Budget will not suffice, the Parties will confer to consider and, upon mutual agreement, execute an applicable amendment to the Additional Services Order in order to increase such annual Budget. For the avoidance of doubt, services performed by Amdocs under such Additional Services Order are "Services" hereunder and, to the extent relating to the Customized Product, are "Customization Services" hereunder.

     2.8  Creditable Performance Specifications

               (a) Commitment to CPSs

                    Except as otherwise specified in this Agreement, Amdocs shall perform all Services at least in accordance with the CPSs. The CPSs for the Services to be performed under this Agreement are set forth in Schedule C (Creditable Performance Specifications (CPSs)). Any future applications developed by Amdocs pursuant to the terms hereof shall incorporate methods permitting measurement of CPSs.

               (b) CPS Measurement and Reporting

                    Amdocs shall measure and report its performance results against, and otherwise comply with, the CPSs, and the Parties shall meet to discuss such results, in the manner set forth in Schedule C (Creditable Performance Specifications (CPSs)).

               (c) [**] and Resolution

                    Within [**] calendar days of Amdocs' discovery of, or if earlier, Amdocs' receipt of a notice from Sprint in respect of (i) [**] or (ii) [**] in accordance with this Agreement, including any instances, in which Amdocs' performance with respect to any CPS is rated as [**] pursuant to the methodology set forth in Schedule C (Creditable Performance Specifications
(CPSs)), Amdocs shall: (A) [**] to identify the [**]; (B) promptly commence and diligently pursue the [**] (regardless of whether or not [**]); and (C) as soon as practicable, provide Sprint with a [**]. The [**] shall be performed [**], and, if Sprint determines in its reasonable discretion that [**] is [**] percent ([**]%) or more responsible for [**], Sprint shall be entitled to (i) [**], (ii) the [**]). In the event that [**] determines in its reasonable discretion that [**] is equal to or greater than [**] percent ([**]%) but less than [**] percent ([**]%), [**], the determination of the Parties' [**], and of the application of [**]. In the event [**] determines in its reasonable discretion that [**] is [**] percent ([**]%) [**], Amdocs shall neither have [**], nor [**]. In the event that [**] with any [**] regarding

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[**] of [**] pursuant to this clause (c), [**] in accordance with Section 4.6
(Dispute Resolution) hereof.

               (d) Envelope Parameters

                    Sprint shall (to the extent it is reasonably able to) provide Amdocs with advance notice of, and the Parties shall discuss, significant increases or decreases in Sprint's Services requirements, and any anticipated deviation from the parameters specified in Schedule L (Envelope Parameters). Deviations from the parameters specified in Schedule L (Envelope Parameters) shall result in modifications to the CPS, and/or the imposition of additional fees payable by Sprint to Amdocs hereunder, as the case may be, during the term of the deviation, in accordance with Schedule L (Envelope Parameters) hereto.

     2.9  Location of Service Providers

          Amdocs shall perform the Committed Operations Services at the Data Centers and shall locate the primary Data Center within the United States. Performance of the Committed Operations Services at the Data Center outside the United States shall be subject to the restrictions set forth in this Agreement, including Section 7.8 (Services from [**]). Subject to the other terms and conditions of this Agreement, Amdocs shall be permitted to amend Schedule E (Data Centers) to include additional locations ("Additional Data Centers"); provided however, that any such Additional Data Center shall be subject to the reasonable approval of Sprint. In exercising its discretion to approve an Additional Data Center, the Parties agree and acknowledge that it is Sprint's reasonable preference that the Services generally be performed in the United States. In addition, Amdocs acknowledges and agrees that support activities and Maintenance Services often require communication made extremely difficult if Amdocs personnel performing such Services are located outside the United States. In the event that Amdocs elects to perform certain of the Services outside the United States (including those cases where Sprint has approved an Additional Data Center located outside the United States), (i) no CPSs will be adjusted due to such Services being performed outside of the United States, (ii) such Services shall be performed in accordance with the restrictions set forth in this Agreement, including Section 7.8 (Services from [**]), and (iii) Amdocs shall ensure that (A) the Services shall be performed either less expensively or more efficiently outside the United States and (B) Sprint shall suffer no adverse consequence from the Services being performed outside the United States.

     2.10 Non-Exclusivity

          [**] during the Term; provided that Sprint shall remain responsible for all of the obligations and commitments specifically applicable to it hereunder (including any Minimum Subscriber Commitment).

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          2.11 Sprint Parties

               (a) The Parties agree that [**] (i) [**] wireless telecommunications services [**] and (ii) in [**] such telecommunications services, [**] contained in the Agreement, [**] in accordance with the terms hereof. In the event that the benefits of this Agreement [**] hereunder [**] to provide [**] requested for [**].

               (b) Amdocs agrees that, at Sprint's request, [**]. In such event, the terms and conditions of [**]. In addition, the Parties agree that [**] shall be taken into account [**], in determining whether [**].

3    RESPONSIBILITIES OF SPRINT

     3.1  Generally

          Sprint agrees to perform the tasks specifically identified as Sprint tasks on Schedule B (Roles and Responsibilities). Sprint may use Subcontractors or an outsourcing service provider to perform any service required to be performed by it hereunder; provided, however, that Sprint agrees not to use any such Subcontractor to perform any tasks designated as Sprint tasks in Schedule B (Roles and Responsibilities) that are related to development of the Customized Product, if such Subcontractor is an Amdocs Competitor; provided further, however, that the restriction contained in the preceding clause shall not prohibit Sprint from using the services of any Subcontractor that is an Amdocs Competitor, provided such Amdocs Competitor (i) signs a confidentiality agreement with Amdocs that contains confidentiality provisions substantially similar to those set forth in Section 7 (Confidential Information and Security) and (ii) is not permitted access to source code or Documentation for the Customized Product; provided further, however, that any Amdocs Competitor shall be permitted to design or construct technology that interfaces with the Customized Product, provided that such Subcontractor satisfies the requirement set forth in the preceding clause (i).

     3.2  Overhead; Supplies

          In the case of, or to the extent that any of the Services are to be performed by Amdocs at Sprint's premises, Sprint will provide to Amdocs, to the extent reasonably available from Sprint's existing resources at the time it is determined such Services are to be performed by Amdocs at Sprint's premises, [**] such space, office furnishings, janitorial service, telephone service (for calls within the United States), utilities (including air conditioning), office-related equipment (excluding computers), supplies, duplicating services, and premises security services in Sprint's facilities as Amdocs reasonably requires in connection with the performance of the Services, consistent with those that Sprint provides for its own personnel. At all Sprint facilities, Sprint will provide Amdocs reasonable access to and use of Sprint's voice and data telecommunications equipment and telecommunications lines (for use with communications within the United States), including printers, terminals, and cabling. In

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addition, Sprint shall provide Amdocs with a data line connected to those
Amdocs' Data Centers, and to a development center designated by Amdocs; provided that such Data Centers and development center are located in the United States. Sprint will give Amdocs access to such facilities [**]; provided that: (i) Amdocs complies with Sprint's security requirements and (ii) Amdocs schedules such access so as to minimize any impact on the running of Sprint's business. Sprint will be responsible for [**] at Sprint's facilities that the Parties agree are required for Amdocs to provide the Services. For avoidance of doubt, in no event shall this provision [**] to obtain new or additional, or retain existing, office space for the purpose of being able to provide Amdocs Sprint premises from which to perform Services but rather Sprint shall re-allocate existing available premises for such purpose.

4    RELATIONSHIP MANAGEMENT

     4.1  Steering Committee

          The Parties shall establish and maintain a Steering Committee, which shall be composed of an equal number of Amdocs' representatives and Sprint's representatives. The initial representatives and their positions with Sprint and Amdocs, respectively, are set forth in Schedule F (Steering Committee). The members appointed by either Party may be replaced at the discretion of such Party. The general responsibilities of the Steering Committee shall be: (i) to monitor the performance of the Services; (ii) to analyze and attempt to resolve matters referred by the Program Managers; and (iii) to consider and approve or reject amendments to this Agreement. The Steering Committee shall meet as frequently as requested by either Sprint or Amdocs, not to exceed once every [**] days, with at a minimum, [**] business days' prior written notice, to discuss the status of the Services and significant events that have occurred since the previous meeting. Among other topics, the Steering Committee shall discuss (a) a joint road map that will advance Sprint's strategic business goals, and (b) the use of Amdocs' next generation products and services to support such road map.

     4.2  Key Personnel and Program Manager

          4.2.1 Amdocs' Key Personnel and Program Manager

               Each of Amdocs' Key Personnel shall have the functions assigned to him or her as set forth in Schedule G (Key Personnel and Program Manager). Amdocs shall use all reasonable efforts to retain its Critical Personnel and Key Personnel who participate in the provision of the Services hereunder until achievement of the Final Conversion Milestone. Amdocs shall not reassign any of Amdocs' Critical Personnel or Amdocs' Key Personnel during the Term, except in the event of termination of employ of an individual either by Amdocs or by the employee, without Sprint's prior written consent to an appropriate transition plan and at least [**] calendar days in advance (such consent not to be unreasonably withheld), to other functions if doing so would require the alteration or reduction of such Critical Personnel's or Key Personnel's contribution to, or involvement with, Amdocs' obligations under this Agreement. Upon achievement of the Final Conversion Milestone, the Parties shall review Schedule G (Key Personnel and Program Manager) hereto and mutually agree to any additions and deletions

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thereto, including additions and deletions of Critical Personnel, and the restrictions contained in the preceding sentence shall apply to such revised Schedule G (Key Personnel and Program Manager), including such revised list of Critical Personnel, during the period beginning upon the date of achievement of the Final Conversion Milestone and continuing through the remainder of the Term. Amdocs shall always coordinate with Sprint any reassignment resulting in alteration or reduction of time expended by personnel in performance of Amdocs' duties under this Agreement. If any one of Amdocs' Critical Personnel or Amdocs' Key Personnel is reassigned and therefore becomes unable to perform the functions or responsibilities assigned to him or her, or is no longer employed by Amdocs, Amdocs shall promptly replace such person with another person at least as well qualified who shall promptly become knowledgeable regarding the Services. Sprint shall not be assessed any charges for any Services performed by, or otherwise with respect to, such person replacing Critical Personnel or Key Personnel (or any replacement made pursuant to Section 4.2.6 (Individual Performance)) during his or her [**] as the replacement person. For the avoidance of doubt, Amdocs may promote any of its Critical Personnel or Key Personnel, provided that any such promotion does not result in Amdocs violating the above restriction on reassigning its Critical Personnel or Key Personnel. Amdocs represents that Amdocs' Program Manager is an experienced manager who is, or will undertake reasonable efforts to become, knowledgeable as to Sprint's business activities. Sprint shall have the right to interview Amdocs Program Manager and any replacement thereof, and Amdocs shall not designate its Program Manager without Sprint's prior written consent, which shall not be unreasonably withheld. Amdocs' Program Manager shall act as the primary liaison between Amdocs and the Sprint Program Manager, shall have overall responsibility for directing all of Amdocs' activities hereunder, and shall be vested with all necessary authority to fulfill that responsibility, excluding approval of any amendment to this Agreement, which may not be made without the express written consent of Amdocs' Steering Committee members. In addition to the above, Amdocs and Sprint shall review on at least an annual basis the list of Amdocs' Key Personnel and mutually agree to any additions and deletions thereto, including additions and deletions of Critical Personnel.

          4.2.2 Sprint's Key Personnel and Program Manager

               Each of Sprint's Key Personnel shall have the functions assigned to him or her as set forth in Schedule G (Key Personnel and Program Manager) during the Term until achievement of the Final Conversion Milestone. Upon achievement of the Final Conversion Milestone, the Parties shall review Schedule G (Key Personnel and Program Manager) hereto and mutually agree to any additions and deletions thereto with respect to Sprint's Key Personnel, which shall apply to such revised Schedule G (Key Personnel and Program Manager) during the period beginning upon the date of achievement of the Final Conversion Milestone and continuing through the remainder of the Term. If any one of Sprint's Key Personnel is unable to perform the functions or responsibilities assigned to him or her in connection with this Agreement, or if he or she is no longer employed by Sprint, Sprint shall promptly replace such person or reassign the functions or responsibilities to another person. Sprint's Program Manager shall act as the primary liaison between Sprint and Amdocs' Program Manager and shall have overall responsibility for directing all of Sprint's activities hereunder and shall be vested with all necessary authority to fulfill that responsibility, excluding approval of any amendment to this

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Agreement, which may not be made without the express written consent of all of
Sprint's Steering Committee members. In addition to the above, Amdocs and Sprint shall review on at least an annual basis the list of Sprint's Key Personnel and mutually agree to any additions and deletions thereto.

          4.2.3 Additional Personnel

               In addition to Amdocs' Key Personnel, Amdocs shall make available such additional Amdocs Personnel as are necessary to properly perform the Services.

          4.2.4 Non-Solicitation of Employees

               During the Term and for [**] months thereafter, neither Party shall, without the other Party's prior written consent, which may be withheld in such Party's sole discretion, directly or indirectly solicit any employee of the other Party whose duties and responsibilities include: (i) participation, directly or indirectly, in the performance of this Agreement; or (ii) the performance of other information or technology services; to leave the other Party's employ in order to accept employment with the soliciting Party, its Affiliates, or contractors or any other Person.

          4.2.5 Responsibility of Personnel

               Each Party shall be responsible for the management, direction, control, supervision and compensation of its own employees.

          4.2.6 Individual Performance

               Notwithstanding Section 4.2.1 (Amdocs' Key Personnel and Program Manager), if Sprint believes that the performance or conduct of any person or Subcontractor employed or retained by Amdocs to perform the Services is, for any reason, unsatisfactory to Sprint or is not in compliance with the provisions of this Agreement, Sprint may so notify Amdocs and upon any such notice Amdocs shall promptly remedy the performance or conduct of such person, or, at Sprint's reasonable request, replace such person with another person reasonably acceptable to Sprint.

     4.3  Dedicated Hardware

          In the event that Amdocs shall provide services to any Third Party using hardware with which Amdocs provides Services to Sprint hereunder, such use with such Third Party shall be subject to all relevant confidentiality and security related provisions of this Agreement.

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     4.4  Program Management Office; Reporting Requirements

          The roles and responsibilities of the Parties with regard to the program management office procedures and reporting requirements shall be described in an Additional Services Order to be agreed upon and executed by the Parties (the "PMO Services Order").

     4.5  Acceptance Testing

          4.5.1 Software Component Testing

               (a) Amdocs shall design, develop and execute the Unit Testing, Sub System Testing, Amdocs Integration Testing, System Testing, Conversion Testing, of the Customized Product, all components thereof and any other software to be provided hereunder in connection with each Release. The Parties shall conduct the Testing Activities (as defined below) in accordance with the process set forth below in order to verify compliance of the Customized Product with the applicable Impact Assessment Document and Amdocs shall provide such assistance and cooperation to Sprint as is reasonably requested by Sprint in connection with Interconnectivity Testing, Performance Testing, and Acceptance Testing in accordance with this Agreement, including Schedule B (Roles and Responsibilities) (collectively, the "Amdocs Testing Activities"). With the reasonable assistance of Amdocs, Sprint shall conduct Interconnectivity Testing, Performance Testing, Conversion Testing and Acceptance Testing and assist Amdocs with System Testing of the Customized Product (collectively, the "Sprint Testing Activities," and collectively with the Amdocs Testing Activities, the "Testing Activities"). Amdocs must meet the System Test exit criteria prior to Acceptance Test or as agreed between the two parties. The Parties will commence good faith discussions to set a System Test exit criteria as well as the decisive factors that needs to be met by the Parties prior to the System Test exit date. The System Test exit criteria, inclusive of any applicable CPSs (as will be defined in Schedule C) will be agreed to no later than [**] days prior to the start of System Testing of the initial post-conversion Release, and will be implemented after the Final Conversion Milestone. For Amdocs' System Testing activities, Sprint shall provide Amdocs, at least [**] days prior to the commencement of the Acceptance Testing referred to herein below, with all of the test cases to be used by Sprint for the Sprint Testing Activities. For all Testing Activities, Amdocs will provide Sprint, upon prior request, with access to any test case databases, test cases executed, test data used, defect logs, test entrance and exit criteria, and data from Amdocs' data extraction tool, and any relevant test result documentation. Sprint will also provide access to its defect management tool to all relevant Amdocs personnel for the purposes of fixing defects opened by Sprint. In addition, Sprint will provide Amdocs access to a mini RTB environment (i.e., access to EAI/EI, ASI, ePort, NMS, NPS, ServicePro, SMG, SPM, BCGI or any future system interfacing with the Customized Product) for Amdocs to conduct end to end testing as part of the System Test.

               (b) Sprint reserves the right to observe and verify Amdocs' performance of and results from all Amdocs' Testing Activities, including review of test cases (except for Unit Testing and Sub System Testing), test execution and test results of the software

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components contained or to be contained in the Customized Product, including
Customizations pursuant to the applicable Impact Assessment Document ("Software Components"). Upon Amdocs' notification to Sprint that Amdocs has completed Unit Testing, System Testing, and Conversion Testing of all of the Software Components and such Software Components have been verified in writing by Sprint to be free of known P1 defects and any other agreed to System Test exit criteria , or Sprint and Amdocs mutually agree in writing to proceed with Acceptance Testing notwithstanding the existence of known defects, Sprint shall promptly begin the Acceptance Testing of such Software Components in environments using actual converted data, if applicable, and test generated data, and using business scenarios to be developed by the Parties during the applicable Detailed Program Design Phase, to determine whether each Software Component performs as warranted in Section 11 (Warranty). Sprint shall be permitted to add any additional business scenarios after the end of the applicable Detailed Program Design Phase to account for any changes in functionality or negative test conditions. No later than [**] calendar days prior to System Testing, Amdocs shall provide to Sprint a draft of the detailed test scripts used in System Testing consisting of the detailed run books, test calendars, and any other test case material that is used as a part of System Testing. Amdocs will deliver a final version of the System Tests cases upon Amdocs' beginning of the System Tests. Further, for each major release Amdocs shall provide [**] of training on the Customized Product for Sprint personnel conducting Acceptance Testing. During each cycle of Acceptance Testing, if Sprint determines that a Software Component, or the Customized Product as a whole, has a material defect or is not performing according to the Specifications, or does not perform as warranted in
Section 11.3(k) (Warranty), Sprint shall report the discrepancies to Amdocs. During the Acceptance Testing, Amdocs must correct the deficiencies in the time frames specified for the corresponding priority correction in Section 2.1 of Appendix II (Mean Time to Repair) in Schedule C (Creditable Performance Specifications (CPSs)). Sprint may re-run cycles of Acceptance Testing until such a time that Sprint is satisfied with the quality of the Software Component. Sprint's undertaking of Acceptance Testing does not imply acknowledgement of defect-free software, nor does it limit Sprint's ability or right to later discover and report product defects. Upon Sprint's verification that the Software Components are free of known defects or Sprint's determination to proceed with known defects, Sprint shall notify Amdocs in writing that "Initial Acceptance" of such Software Component (or the Customized Product, as the case may be), has occurred. Sprint's determination to proceed with known defects shall not limit Amdocs' obligation to timely correct such defects.

               (c) Upon successful completion of the Acceptance Testing (during which all errors or defects, if any which have been detected in the Customized Product are cured by Amdocs), and upon a subsequent "go live" decision by Sprint, Sprint shall begin to use the Customized Product, in a production environment. Sprint shall be deemed to have issued its "Final Acceptance" of the applicable Release upon Amdocs' correction of any material errors detected and identified to Amdocs and associated with the Release (i) prior to the "go live" date; and (ii) during the period commencing on the "go live" date and ending on the later of: (x) [**] subsequent to such "go live" date and (y) [**] after the completion of the first billing cycle using the applicable Release. For purposes of clause (ii) of this Section 4.5.1(c), material errors are Priority 1 and Priority 2 Issues as defined in Schedule C (Creditable Performance Specifications (CPSs)) and associated with the Release. Subsequent to "Final Acceptance," Amdocs shall be

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required to correct any errors in the applicable Release in accordance with this
Agreement, including the Schedules hereto.

               (d) Notwithstanding the above, the Parties agree that Production CRs, due to their nature as defined in Section 12.1 (Defined Terms) below, shall be tested by Amdocs and the provisions of this Section 4.5.1 shall not apply to Production CRs. However, the Parties agree that Sprint shall have the right, in its sole discretion (i) to require specific testing on a case by case basis provided such testing is coordinated in advance with Amdocs and has no effect on the applicable Production CRs development timetable or agreed to cost (unless any delay in such timetable is agreed to in writing by Sprint and shall not be considered a delay by Amdocs) and (ii) Sprint shall have the right, upon coordination in advance with Amdocs to observe, and/or participate in, any such testing. Amdocs shall deliver to Sprint the results of any testing conducted pursuant to this paragraph.

          4.5.2 Non Software Acceptance

               Each material deliverable required to be provided for Sprint pursuant to a Services Order hereunder that is not a Software Component shall also be subject to acceptance by Sprint as provided below. The Parties shall establish specific approval criteria with respect to each material non-software deliverable hereunder, and shall include such approval criteria within the applicable Services Order. Sprint shall review each such deliverable under any such specifically established approval criteria and within the time established for that deliverable pursuant to the applicable Services Order (or, if none is so established then within a reasonable time). Upon completion of the reviews, Sprint shall notify Amdocs in writing of Sprint's approval (an "Approving Notice") or non-approval (a "Non-Approving Notice") of the deliverable. Non-Approval may be determined only due to a failure to meet the deliverable specific approval criteria therefor, or, in the absence of such deliverable specific approval criteria, a material defect. In the event that Sprint does not send to Amdocs an Approving Notice or a Non-Approving Notice within [**] days of delivery, the deliverable shall be deemed accepted. If the deliverable is not approved, Sprint shall include in the Non-Approving Notice a statement of the material defect or the deliverable specific approval criteria that were not met. Amdocs agrees that it will correct any identified material defects or failures of a non-approved deliverable to meet the deliverable specific approval criteria promptly, and in any event, within any time frame established in the applicable Services Order [**]. Upon delivery of the revised deliverable, the review process described above shall recommence with respect to all aspects of such deliverable that were to have been corrected and any other aspects that may have been affected as a result of such corrections.

          4.5.3 Effect of Reviews

               Notwithstanding any opportunity for Sprint to inspect any intermediate deliverables, no testing pursuant to Section 4.5 (Acceptance Testing) or Approving Notice shall constitute a waiver of or otherwise relieve Amdocs from its obligations hereunder, including, without limitation pursuant to the warranties of Section 11 (Warranty) hereof and no Approving Notice with respect to an intermediate deliverable shall obligate Sprint with respect to, or constitute, approval or acceptance of the Customized Product. For the avoidance of doubt, the

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provisions of this Subsection 4.5.3 (Effect of Reviews) shall not affect the acceptance of the Customized Product in accordance with the provisions of
Section 4.5.1 (Software Component Testing). No quality assurance, acceptance test, or other similar procedure, other than the procedure set forth in Sections
4.5.1 (Software Component Testing) and 4.5.2 (Non-Software Acceptance) above, will be deemed to obligate Sprint with respect to, or necessarily to constitute, legal "acceptance" of any deliverable provided by Amdocs under this Agreement and no such procedure will be deemed to waive any right or remedy under this Agreement.

     4.6  Dispute Resolution

          4.6.1 Problems

               In the event of any dispute under or in relation to this Agreement (including but not limited to a dispute regarding the subject matter of Section 4.5 (Acceptance Testing), any Services Order, or any damages claimed by one Party from the other Party, the Program Managers shall discuss and make an effort to resolve such dispute at or prior to the next Steering Committee meeting, and for at least [**] business days. If the Program Managers shall have executed a written resolution of the dispute, each Party shall begin performance in accordance with such resolution, provided that no agreement of the Program Managers may amend or modify the terms of this Agreement without the concurrence of the Steering Committee. In the event the Program Managers have been unable to resolve the dispute, the dispute shall be referred to the Steering Committee for its resolution at the first occurring meeting thereof following the elapse of the above-mentioned [**] business days, or such longer period as agreed to in writing by the Parties; provided that, at any time, a Party may call a meeting of the Steering Committee in order to refer a dispute to the Steering Committee for resolution.

          4.6.2 Unresolved Disputes

               If any dispute arises between the Parties, and the disputed matter has not been resolved by the Program Managers within [**] business days after such dispute has come to their attention (or a longer, reasonable period, if so agreed between the Program Managers), and the disputed matter has not been resolved by the Steering Committee at the first occurring meeting thereof following the elapse of the above-mentioned [**] business days, or such longer period as agreed to in writing by the Parties, or, if otherwise, at the meeting thereof called to consider the dispute, and without regard to whether either Party has contested whether these procedures, including the duty of good faith, have been followed, each Party shall have the right to refer the unresolved dispute (and, in connection with such referral, such Party shall provide a summary of the dispute and each Party's position) to the Presidents of Sprint and Amdocs, who will then attempt in good faith to resolve the dispute. In the exceptional event that the Presidents of the Parties or their respective designees cannot resolve the dispute within a time frame agreed to by the Presidents (or, if not agreed, within a period of [**] calendar days), the dispute shall be resolved as provided for in Section 13.6 (Governing Law And Jurisdiction).

          4.6.3 No Termination or Suspension of Services

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               Notwithstanding anything to the contrary contained herein, and even if any dispute arises between the Parties and regardless of whether or not it requires at any time the use of the dispute resolution procedures described above, in no event nor for any reason shall Amdocs interrupt the provision of Services to Sprint, disable the Customized Product, or any portion thereof or any other deliverable hereunder, or perform any other action that prevents, slows down, or reduces in any way the provision of the Services or Sprint's ability to conduct its business (with any such interruption, disablement, or other action, being referred to herein as a "Suspension"), unless: (i) authority to do so is granted by Sprint in writing or conferred by the Arbitrator or by a court of competent jurisdiction; (ii) Sprint has failed to pay Amdocs in accordance with the provisions of this Agreement at least [**] percent ([**]%) of Amdocs' charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint's Program Manager in writing of Sprint's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] days of Amdocs' above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in (y) above; or (iii) this Agreement has been terminated pursuant to Section 6 (Term and Termination), and Amdocs has performed all of its obligations under Section 6.5 (Transfer Assistance (Disentanglement)). The Parties further agree that notwithstanding clause (ii) of this Section 4.6.3 (No Termination or Suspension of Services), Amdocs shall not be entitled to undertake a Suspension in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., [**] percent ([**]%)) of Amdocs' charges relating to such period of [**] days or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs' charges relating to such period of [**] days or more, Sprint's Chief Information Officer or Chief Operations Officer shall have determined reasonably and in good faith that such amount is a "disputed amount" in accordance with the provisions of
Section 5.3.10(d) (Payments) hereof.

          4.6.4 Injunctive Relief

               Neither Party shall be obligated to follow the procedures set forth in Section 6.5 (Transfer Assistance (Disentanglement)), Section 4.6.1 (Problems) and Section 4.6.2 (Unresolved Disputes), and each Party shall be entitled to seek relief in a court of competent jurisdiction, in order to seek injunctive relief for violations of this Agreement, provided that the Party seeking relief shall provide the other Party [**] business day's notice prior to seeking such relief, which notice shall include a description of why it is seeking such relief and during which [**] day notice the Party seeking such relief shall attempt in good faith to discuss the issue with the Program Manager or a Steering Committee member of the other Party.

          4.7  Sprint's Policies

               Amdocs shall ensure that it, its employees, agents, and Subcontractors comply with the following applicable internal Sprint policies and, prospectively after notice, such additional policies as may be provided by Sprint to Amdocs in writing from time to time, and Amdocs shall cooperate with Sprint to facilitate Sprint's compliance with such policies, provided that nothing in these policies contradicts any United States law, rule or regulation:

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               (a)  Security

                    At all times during the Term, Amdocs shall provide all Services in a manner in accordance with Sprint's security requirements and procedures, which include prevention and detection of fraud, abuse, or other inappropriate use or access of systems and networks by all appropriate means including network management and maintenance applications and tools, as well as the provisions set forth in Section 7.7 (Security), and in accordance with Amdocs' security procedures. In addition, all Amdocs personnel (including personnel of any Subcontractors) shall be subject to and shall at all times conform to Sprint's security rules and requirements as they have been disclosed to Amdocs in writing. At all times during the Term, Amdocs shall ensure that it, its employees, agents and Subcontractors: (i) comply with, and take no action that results in Sprint being in violation of, any U.S. Federal, state or local, or any foreign, law, regulation or rule, including those regarding security or exportation; and (ii) obtain any and all security clearances, insofar as it is required by any applicable law, regulation, administrative order or other applicable authority, that Sprint determines are required in connection with the performance of any of the Services. Specifically, in accordance with the Department of Justice (DOJ) Information Technology (IT) security policies set forth in DOJ Order 2640.2D dated July 12, 2001, insofar as such are applicable to either Sprint or Amdocs, Amdocs will ensure that no foreign nationals perform any Services under this Agreement or a related Additional Services Order that involves direct or indirect access to, or development, operation, management or maintenance of DOJ IT systems. DOJ IT systems include, without limitation, information technology systems, hardware, software and media that store, process or transmit classified and unclassified information as well as operating systems of Federal Agencies that interface with the DOJ IT systems. A foreign national is anyone who is not a U.S. citizen and includes lawful permanent resident aliens. Sprint will timely notify Amdocs in writing of Amdocs' obligations and the Additional Services Order to which the law applies.

               (b)  Computer Information and Access

                    Prior to performing any services pursuant to this Agreement, Amdocs' personnel who will access Sprint computer data and software, including the Sprint Data, shall execute Sprint's standard forms, to the extent they exist, concerning access protection and data/software security. At all times during the Term, Amdocs shall ensure that it, its employees, agents and Subcontractors, comply with all Sprint policies and procedures regarding data access and security, including those prohibiting or restricting remote access to Sprint's systems and data; provided however, that Sprint acknowledges that Amdocs shall require remote access to perform certain of the Services hereunder. Sprint shall provide copies of any such policies to, and discuss any such policies with, Amdocs. Amdocs shall issue to Amdocs' personnel access mechanisms including, but not limited to, access IDs, passwords, and access cards that are to be used only by such personnel to whom they are issued. Amdocs shall provide to such personnel only such level of access as is required to perform the tasks and functions for which such personnel are responsible. Amdocs shall from time to time provide Sprint with an updated list of those Amdocs personnel having the highest level of access to Sprint's systems, software and data. The Sprint Data shall be used by Amdocs personnel only in connection with

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Amdocs' obligations hereunder, and shall not be commercially exploited by Amdocs with Third Parties. Failure of Amdocs to comply with these rules may result in Sprint restricting offending personnel from access to Sprint computer systems. Amdocs shall maintain and ensure the confidentiality and security of the Sprint Data. To the extent applicable, the provisions of this paragraph (b) shall apply, mutatis mutandis, with regard to Sprint's employees, agents and Subcontractors, if any, who will have access to Amdocs' computers, data and software.

               (c)  Ethical Business Practices

                    Amdocs and Sprint and any Subcontractors used by them in the performance of Services hereunder shall fulfill their obligations hereunder in an ethical manner, and shall comply with all applicable laws and regulations and Amdocs shall comply with any code of ethics maintained by Sprint as of the date hereof, or implemented subsequent to the date hereof, as such may be amended from time to time. Sprint shall provide copies of such code of ethics to, and discuss such code with, Amdocs.

               (d)  Diversity

                    Amdocs shall comply with the supplier diversity policy attached as Schedule J (Diversity Policy).

               (e)  Other Policies

                    Amdocs shall, and shall cause its Subcontractors and employees performing Services hereunder to, abide by all Sprint corporate policies applicable to the performance of the Services hereunder that may be established by Sprint from time to time. Sprint shall provide copies of any such policies to, and discuss any such policies with, Amdocs.

               (f)  Holidays

                    The Parties agree that Amdocs' holidays are to be determined in accordance with Sprint policies.

5    CHARGES, CREDITS AND PAYMENTS

     5.1  Generally

          5.1.1 Charges

               As the sole and entire financial consideration for the Services to be performed and deliverables and intellectual property to be provided by Amdocs under this Agreement, Sprint shall pay to Amdocs the amounts set forth in this Section 5 (Charges, Credits and Payments), which consist of:

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               (a) License Fees and Additional Licenses Fees: Sprint shall pay the License Fees and Additional Licenses Fees in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

               (b) Implementation and Conversion Fees: Sprint shall pay the Implementation and Conversion Fees in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

               (c) Monthly Subscriber Fee: Sprint shall pay the Monthly Subscriber Fee in accordance with the terms and conditions of this Agreement and as set forth in Schedule D (Charges);

               (d) Pass through expenses: Sprint shall pay pass through expenses, if applicable, in accordance with Section 5.5 ([**] Pass Through Services) and Schedule D (Charges);

               (e) Reimbursable expenses: Sprint shall reimburse Amdocs for certain expenses in accordance with Annex A to Schedule D (Charges);

               (f) Charges for Legacy Additional Services: Sprint shall pay Amdocs the charges for Legacy Additional Services not included in the Monthly Subscriber Fee as set forth in Schedule K (Legacy Additional Services);

               (g) Charges for Additional Services: Sprint shall pay Amdocs the charges for Additional Services as set forth in the Additional Services Orders; and

               (h) Charges for Production CRs: Sprint shall pay Amdocs for the Production CRs the Production CRs Charges as set forth in the Production CRs SOWs approved by Sprint in accordance with the procedure described in Section
5.3 (Reporting, Invoicing and Payment) of the Agreement (subject to the provisions of Section 7 of Schedule D to the Agreement);

               (i) Any other charges that are mutually agreed upon by the Parties.

          5.1.2 Adjustment of Charges

               The enumerated fees and charges set forth in Section 5.1.1 to be paid by Sprint to Amdocs are subject to change due to the addition of services which are not at the time of execution of this Agreement within the scope of the Services hereunder. In the event that Sprint requires any such additional services hereunder, Sprint shall pay Amdocs in accordance with the Amdocs Rate, unless a fixed price arrangement is agreed upon by the Parties, and the reimbursable expenses structure specified in Annex A to Schedule D (Charges) shall apply to the delivery of such additional services (or Additional Release). Further, to the extent that Schedule L (Envelope Parameters) contemplates any additional fees to be payable by Sprint to Amdocs in the event that an envelope parameter stated therein is exceeded, and in the event that

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the Parties agree that any conditions to the payment of any such additional fees have been met, then Sprint shall pay such fees to Amdocs.

          5.1.3 License to Generic Product

               (a) Amdocs affirms that Sprint possess, and otherwise hereby grants to Sprint, a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license for Sprint (or its designee) to use, copy, modify and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, all modules of the Generic Product, including those specified in Annex B to Schedule D (Charges), as well as any future releases of such modules or any new modules of the Generic Product, which are to be customized in accordance with each Implementation Services Order hereunder.

               (b) In addition to the license granted under paragraph (a) above, Amdocs affirms that Sprint possess, and otherwise hereby grants to Sprint, a royalty-free, fully-paid, non-transferable (except as permitted in this Agreement) license for Sprint (or its designee) to use, copy, modify and exploit [**] the benefit of the use of all modules of the Generic Product, including those specified in Annex B to Schedule D (Charges), as well as any future releases of such modules or any new modules of the Generic Product, which are to be customized in accordance with each Implementation Services Order hereunder, only for as long as Amdocs provides to Sprint [**] development and operational services similar to the Services hereunder with regard to the utilization of the license granted under this paragraph (b).

               (c) Amdocs hereby represents and warrants that at the time of execution of this Agreement, Amdocs' Generic Product only includes the modules and software products listed in Annex B to Schedule D (Charges). Amdocs agrees that any modules and software products not listed in Annex B to Schedule D (Charges) hereto, and that are commercially available on the date hereof, shall be provided to Sprint [**].

     5.2  [**]

               (a) Beginning one year after the Final Conversion Date and continuing through the Term, Amdocs will annually perform, if so requested in writing by Sprint, an audit comparing Sprint's [**] and the [**] of Similar Services provided to other Amdocs customers in the preceding year to determine whether such Sprint's [**] as provided for in paragraph (a)(i) below. After completing each such audit, Amdocs shall deliver to the Sprint (x) a reasonably detailed summary of the findings of such audit, specifying any differences between the above [**]; (y) if applicable, (a) a summary of material differences in the legal and financial risk factors, required upfront investment by Amdocs, presence or absence of license fee components, presence or absence of maintenance components, presence or absence of discounts and/or credits, the volumes and nature of subscribers supported, differences in mix of on-shoring / off-shoring labor, and the service level commitments (including but not limited to automatic continuous improvement adjustments to such service level commitments) that Amdocs believes justify the difference (if such revealed by the audit) between the [**] of Sprint and the [**] of Similar Services provided to other Amdocs customers as aforesaid and (b) the adjustment to Sprint's then current [**] that

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Amdocs proposes be made if the factors identified in part (a) of this clause (y)
are taken into account; and (z) a certification signed by a unit president of Amdocs (or unit president of its applicable Affiliate) certifying that Amdocs has completed the required audit and that the summaries described in clauses (x) and (y) above, are accurate and, in the case of (x), complete. For the avoidance of doubt, Amdocs shall not disclose any confidential and/or proprietary information of third parties, including but not limited to the identity of the customers used, for the above audit and summaries resulting therefrom.

                    (i) "[**]" means that the Sprint's [**] for Similar Services is [**] for Similar Services.

                    (ii) "[**]" means the [**] (including, without limitation, any [**] (including but not limited to Sprint) after all [**] are applied.

                    (iii) "Similar Services" means, each of the following for any given audit: (A) the overall combination of services and associated deliverables required by the Amdocs customer; (B) the specific combination of development services and associated deliverables required by the Amdocs customer; and (C) the specific combination of operation services and associated deliverables required by the Amdocs customer, in each case including the time period during which the overall or applicable services are provided and the overall or applicable [**], taking into account the duration of the underlying agreement, where the services and associated deliverables provided to other than Sprint Amdocs customers resemble, as best as possible on a relative basis, the Services provided to Sprint under this Agreement. In other words, [**] comparisons of Similar Services with regard to the combinations described in
(A), (B) and (C) above of this paragraph (iii). For avoidance of doubt, in no event shall Amdocs refuse to conduct a [**] audit on the basis that there does not exist Similar Services, but shall instead conduct such audit with respect to the services provided to other Amdocs customers that resemble, as best as possible on a relative basis, Similar Services.

               (b) If the audit described in clause (a) above indicates that Sprint's [**] as provided for in paragraph (a)(i) above, the Parties shall meet within [**] business days following Sprint's receipt of the certification and summaries described in clause (a) above (or such longer period as is mutually agreed), to (i) review and discuss in good faith the findings of the audit a provided under paragraph (x) of clause (a) above, (ii) review and discuss in good faith the summary provided by Amdocs to Sprint under paragraph (y) of clause (a) above, and (iii) review and discuss any additional relevant factors to be presented by Amdocs.

               (c) Promptly after the meeting of the Parties referred to in clause (b) above (if such meeting is required pursuant to this Section 5.2), Amdocs will adjust Sprint's then current [**] it by the following amounts and, in each case, such adjustment will be applied for the remainder of the Term, subject to future [**] audits under this Section 5.2: (x) the full difference between the [**] to Sprint and the [**] of

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the Similar Services that were identified by the audit in clause (a) above if no additional factors were provided by Amdocs to Sprint pursuant to part (y) of clause (a) above; (y) if the Parties mutually agree, [**] in order to take into account the additional factors provided by Amdocs to Sprint pursuant to part (y) of clause (a) above; or (z) the amount proposed by Amdocs [**] under part (y) of clause (a) above if the Parties disagree with respect to whether the additional factors provided by Amdocs to Sprint pursuant to part (y) of clause (a) should be taken into account; provided that Sprint may refer such disagreement to dispute resolution in accordance with Section 4.6 (Dispute Resolution) and if it is determined in accordance therewith that the [**] charged to Sprint should have been [**], then Amdocs will reduce Sprint's then current [**] by such additional amounts, retroactive to the date on which Sprint's Net Price was (or should have been) initially [**] by Amdocs pursuant to clause (z) of this paragraph with respect to such [**] audit.

     5.3  Reporting, Invoicing and Payment

          5.3.1 Reports

               Amdocs shall issue monthly reports in accordance with the provisions of the Agreement, including without limitation, Schedule B (Roles and Responsibilities) and Schedule C (Creditable Performance Specifications (CPSs)).

          5.3.2 Invoicing of License, and Implementation and Conversion Fees

               Upon Sprint's reasonable determination of the occurrence of each event designated as a "Milestone" for the implementation or conversion, as applicable, of the Customized Product in Schedule D (Charges) in accordance with the criteria set forth in Section 4.5 (Acceptance Testing), Sprint shall pay Amdocs in accordance with the provisions of Schedule D (Charges) with respect to such "Milestone" (including any applicable partial payments stated therein). The same invoicing process shall be followed with respect to each Additional Release when being provided by Amdocs on a [**] basis.

          5.3.3 Invoicing of Monthly Subscriber Fee

               At the end of each month, Amdocs shall invoice Sprint the Monthly Subscriber Fee.

          5.3.4 Invoicing of Legacy Additional Services

               Amdocs shall invoice Sprint the charges for the Legacy Additional Services not included in the Monthly Subscriber Fee as provided for in Schedule K (Legacy Additional Services).

          5.3.5 Invoicing of Pass Through Expenses and Reimbursable Expenses

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               Amdocs shall invoice Sprint the pass through expenses described in Section 5.1.1(d) (Pass Through Expenses) as provided for in Schedule R ([**] Pass Through Services) and Schedule D (Charges), as applicable. Amdocs shall invoice Sprint for the reimbursable expenses described in Section 5.1.1(e) (Reimbursable Expenses) as provided in Schedule D (Charges).

          5.3.6 Invoicing of Additional Services

               Amdocs shall invoice Sprint the charges for the Additional Services as provided for in the Additional Services Order. However, if no specific invoicing or payment terms are agreed upon, Amdocs shall invoice Sprint such charges at the end of each month during which Amdocs has performed the Additional Services. If an Additional Services Order, or portion thereof, designates fees to be paid on a Milestone basis, then, upon the occurrence of the Milestone, Amdocs may invoice Sprint for the amount set forth in connection with such Milestone. If an Additional Services Order, or portion thereof, designates fees to be paid on a time and materials basis, or does not designate a specific fee structure, Amdocs may invoice Sprint monthly for the amount due and payable in accordance with the Additional Services Order based upon Additional Services already performed.

          5.3.7 Invoicing of Production CRs

               Amdocs shall invoice Sprint the Production CRs Charges as provided for in Production CRs SOWs which have been approved by Sprint in accordance with the Fast Track Procedure and as follows: Approval by Sprint and submission to Amdocs of the Production CRs SOWs will be by an e-mail to be followed by a fax of the signed copy of such SOWs (for the avoidance of doubt, the above referred to approval e-mail is sufficient for Amdocs to commence the development of the applicable Production CRs and for Sprint to pay for such Additional Services. It is Sprint's responsibility to fax Amdocs the signed Production CRs SOWs following the approval e-mail). However, if no specific payment terms are agreed upon in the Production CRs SOWs, Amdocs shall invoice Sprint such charges at the end of each month during which Amdocs has performed the Production CRs.

          5.3.8 Invoices

               (a) All reports and invoices issued by Amdocs hereunder shall be sent to both the Sprint Program Manager and Sprint Accounts Payable shall be in such reasonable detail as requested or approved by the Joint Committee of Sprint and Amdocs referred to in Subsection 5.3.10 (Payments) herein below. Such invoices shall contain, in addition to any other types of information agreed upon by the Joint Committee, the following detailed information, as applicable: identification of any Milestone applicable to each payment, Sprint's purchase order number (which purchase order number shall be provided by Sprint to Amdocs in a timely manner), service descriptions, hours of service against specific enumerated tasks and responsibilities (including any Milestone, if any), credits, if applicable, and, in the case of Services provided on a time and material basis, identification of individuals performing services. All invoices shall be denominated in currency of the United States of America.

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               (b) Amdocs shall provide separate invoicing to Sprint [**]
purchasing under this Agreement.

               (c) Upon Sprint's request, Amdocs shall submit invoices and receive payments electronically using an electronic platform described in Exhibit A.

          5.3.9 Performance Credits and Bonuses

               Sprint will be entitled to Performance Credits, and Amdocs shall be entitled to bonuses, in accordance with Schedule C (Creditable Performance Specifications (CPSs)), in respect of Amdocs' actual performance of Services as measured against the CPSs. It is understood that Performance Credits are intended to reflect, to some extent, the diminished value of Amdocs' Services in such events. Performance Credits are not intended to compensate Sprint for any breach or default by Amdocs under this Agreement, nor to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event shall Performance Credits be Sprint's sole and exclusive remedy with respect to any failure of Amdocs to comply with applicable CPSs; provided that any monetary award granted to Sprint with respect to such failure shall be reduced by, but shall not be limited to, any Performance Credit paid by Amdocs with respect to such failure.

          5.3.10 Payments

               (a) Except for amounts reasonably disputed in good faith (which shall be dealt with as provided below), Sprint shall pay all invoices properly issued no later than the [**] calendar day (the "Due Date") after receipt thereof. Payments shall be made by Sprint directly to the following Amdocs' bank account:

                    ABN AMRO Bank NV
                    New York, New York 10017
                    Account name: [**]
                    Account #: [**]
                    SWIFT Code: ABNAUS33
                    ABA Routing Number: 026009580

               (b) Amdocs invoices shall be deemed paid upon delivery of the amounts specified therein to the above bank account. Amdocs shall be permitted to charge Sprint Interest on any undisputed amount payable under this Agreement in the event such undisputed amount is not paid within [**] days of the Due Date, on the monthly invoice immediately following the month of the invoice including such unpaid amount, such Interest to be computed from the Due Date to the date of payment.

               (c) Each of Sprint and Amdocs shall appoint one member of a joint committee (the "Joint Committee") established to deal with the issue of Amdocs' invoices and any disputed amounts payable under this Agreement. The first members of the Joint Committee will be Sprint's Director of Customer Billing Solutions and Amdocs' Vice President for the Customer Care and Billing Project. The committee members will agree on the format of

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Amdocs' invoices and the additional information or documentation, if any, required to support such invoices.

               (d) Upon receiving an Amdocs invoice, Sprint shall, as soon as reasonably practicable, review the invoice to verify whether there are any disputed amounts in the invoice; provided that Sprint shall retain its right to dispute any amounts contained in such invoice that it discovers later, including subsequent to the payment of such invoice. In the event Sprint is of the opinion that any invoice contains a disputed amount (whether or not the disputed amount has already been paid by Sprint), it shall promptly prepare a detailed memorandum explaining the basis for the dispute and gather reasonable documentation and information, if possible, to substantiate it. Sprint shall then, without further delay, bring such material to the attention of the Joint Committee who shall use all reasonable efforts to resolve the matter of the disputed amount within [**] days. If such a resolution cannot be reached within the above period (or any other period mutually agreed upon by the Parties), the matter shall be immediately presented by the Joint Committee to Sprint's Chief Information Officer or Sprint's Chief Operations Officer for determination as to whether the amount in question (or any part thereof) is disputed or not. Provided that the procedure set forth in this clause (d) has been followed and that such person determines that the amount is disputed and was initially invoiced on or after the date that is [**] days prior to the date of the invoice from which such disputed amount is being withheld, Sprint shall have the right to withhold such amount from such invoice and the matter shall be resolved in accordance with the dispute resolution procedure specified in Section 4.6 (Dispute Resolution) as if the matter has not been resolved by the Program Managers; provided, however, that nothing herein shall be construed to restrict or limit in any way Sprint's right to terminate this Agreement, at any time, in accordance with the provisions of Section 6 (Term and Termination) hereof. Sprint shall also be permitted to withhold any "Computable Amounts" from any invoice.

               (e) The failure of Sprint to pay a disputed invoice or to pay the disputed part of any invoice shall not constitute a breach or Default by Sprint provided that the procedure described above herein has been followed with respect to the matter. In the event that Sprint disputes an amount invoiced by Amdocs and the procedure described in clause (d) above results in a determination that such amount is due and owing by Sprint, such amount shall be due and payable within [**] business days of Sprint's receipt of such determination. The failure of Sprint to withhold payment shall not waive any other rights Sprint may have with respect to disputed amounts or overpayments.

               (f) All payments under this Agreement shall be made in currency of the United States of America.

               (g) Notwithstanding anything above to the contrary, with regard to the Milestone related payments specified in Schedule D (Charges) hereof, Amdocs shall use commercially reasonable efforts to include such payments on the invoice being issued related to the month in which Acceptance of the Milestone occurs. If such payments are not included on such invoices, then: (i) Amdocs shall issue to Sprint invoices on the anticipated Milestone achievement date; and (ii) subject to Sprint's reasonable determination that the applicable

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Milestone has been achieved in accordance with Schedule D (Charges), Sprint shall pay such invoices in accordance with the process set forth in Section 5.3.10(a) above.

          5.3.11 Third Party Services

               Sprint may engage Third Parties to provide services in connection with the Customized Product; provided that Sprint shall provide Amdocs with notice prior to engaging any Third Party [**]. [**] to facilitate the successful accomplishment of the services; provided that (i) such Third-Party shall sign a confidentiality agreement with Amdocs containing confidentiality obligations substantially similar to those set forth in Section 7 (Confidential Information and Security) and (ii) Amdocs' personnel can reasonably do so without adversely affecting Amdocs' compliance with the CPSs or other aspects of the Services being delivered hereunder. [**]: (i) providing general information [**] used in providing [**]); (ii) [**] such Third Party [**] in connection with such services [**]; (iii) providing [**], as described in the following sentence); and (iv) [**] in connection with the such services. If Amdocs is [**] the scope of the Services, [**], based on [**]; provided that Amdocs [**]. Amdocs shall [**].

          5.3.12 Taxes

               (a)  Compliance

                    The Parties will comply with all federal, state, and local tax laws applicable to transactions occurring under this Agreement. Amdocs shall provide Sprint with a completed Form I-9, applicable Form W-8 series form, or Form 8233, as appropriate, for federal income tax reporting purposes.

               (b)  Payment Obligation

                    Sprint shall be responsible for applicable Sales and Use Tax imposed by a taxing authority located in the United States on charges for goods and/or services provided by Amdocs pursuant to this Agreement; provided, however, that Sprint shall not be responsible for (i) such taxes for which Sprint provides Amdocs with a valid properly executed exemption certificate,
(ii) any taxes imposed on Amdocs arising from Amdocs' consumption of goods and services in connection with this Agreement, and (iii) any other taxes, assessments duties, permits, tariffs, fees or other charges of any kind. For sales to Sprint or Sprint Affiliates based and operating in the United States, Amdocs shall be responsible for any present or future sales, transaction, or withholding, tax imposed by a taxing authority located outside the United States for goods and/or services provided by Amdocs pursuant to this Agreement. For sales to or payments received from Sprint Affiliates based and/or operating outside the United States, Amdocs' fees are net to be received by Amdocs and do not include and are free and clear of deduction for any and all present or future taxes, customs, duties, charges or withholdings with respect thereto, including but not limited to value added tax, sales tax and similar taxes or duties as well as withholding taxes. For the avoidance of doubt, neither Party shall be responsible for the payment of any taxes, regardless of the location of the taxing authority, imposed on the income or personal property of the other Party.

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               (c)  Invoicing

                    Amdocs shall separately state all taxable and non-taxable charges on all invoices issued to Sprint. Amdocs will separately state applicable Sales and Use Taxes on charges for goods and services provided under this Agreement. If Amdocs fails to properly invoice Sprint for taxes on the original invoice for goods and services provided under this Agreement, Sprint shall not be responsible for payment to Amdocs of corrected tax amounts on any invoices which are outside the applicable state or locality statute of limitations, without taking into account any statute waivers Amdocs has decided to execute. Except in cases Amdocs is not charging tax on specific goods and services at the request of Sprint, Amdocs will hold Sprint harmless from and against any penalty, interest or other costs assessed against Amdocs as a result of the failure of Amdocs to include tax on the original invoice.

               (d) Within [**] days after the date of any deduction of any Taxes by or on behalf of Sprint from or in respect of any sum payable to Amdocs hereunder, Sprint shall furnish to Amdocs, at its address referred to herein, the original or a certified copy of a receipt evidencing such deduction of Taxes.

               (e) Each Party shall upon the request of the other take reasonable action, including without limitation the completion of forms, certificates and documents and the provision of information to the relevant taxing authority, of the kind required under the applicable law, to secure the benefit of any exemption from or relief with respect to the Taxes applicable to any amounts payable hereunder.

               (f)  Cooperation

                    The Parties agree to cooperate with each other to enable each to more accurately determine its own tax liability and to minimize such liability to the extent legally permissible.

     5.4  Expenses

          As provided above, Sprint shall reimburse Amdocs for reasonable out of pocket expenses, incurred by Amdocs Personnel directly providing Services, in accordance with Annex A to Schedule D (Charges) hereof.

     5.5  [**] Pass Through Services

          The Parties acknowledge that [**] of the Services provided hereunder for the [**], which are further described in Schedule R ([**] Pass Through Services), [**] by the Parties. Amdocs shall (i) continue to provide such Services (the "[**] Pass Through Services") [**] at the charges set forth in Schedule R ([**] Pass Through Services) until such time as the transition of the [**] Pass Through Services is successfully completed; and (ii) provide transition services for the [**] Pass Through Services to Sprint in accordance with Exhibit B to Schedule R so as to successfully complete the transition of the [**] Pass Through Services by the date specified above in this Section. Sprint shall pay Amdocs all charges (including but not limited to

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deposits and other fees) Amdocs incurs in performing the [**] Pass Through
Services as further described in Schedule R ([**] Pass Through Services), plus an additional fixed amount of $[**] until the number of Sprint's Subscribers reaches [**]. In the event Sprint's number of Subscribers exceeds [**], then the above additional fixed amount will be increased by $[**] per each Subscriber above [**]. For the avoidance of doubt, the $[**] per Subscriber above [**] is an annual charge (and not a monthly charge). For example, in the event Sprint reaches [**] Subscribers on December 31, 2003, the annual additional fixed amount will be $[**] plus [**] Subscribers (in excess of [**]) multiplied by $[**], i.e., a total of $[**]. Sprint shall pay these additional payments in accordance with the payment terms as specified in Section 5.3.10. The Parties acknowledge that a [**] Pass Through Services has been commenced under the Original Agreement and shall be [**] agreed to by the Parties. If such [**] Pass Through Services are [**] and Amdocs does [**], as required by the Original Agreement, that it shall [**], then [**] Pass Through Services [**] and Amdocs shall provide the transition services described in clause (ii) above on such revised timeline. Further, Sprint and Amdocs agree that (a) with respect to [**] Subscribers, Sprint shall be required to obtain the [**] Pass Through Services for at least [**] percent ([**]%) of the [**] and shall in no event be required to obtain the [**] Pass Through Services for more than [**] percent ([**]%) [**] (b) Sprint may in-source the [**] Pass Through Services any time on or after the Effective Date for any Subscriber who is not [**]. Subject to
Section 6.5.1 (Disentanglement Process) with regard to CPSs, Amdocs shall remain responsible for all applicable CPSs and other performance standards herein, and shall be responsible to Sprint for the fulfillment of any CPSs or other applicable performance standards with respect to all Subscribers receiving the [**] Pass Through Services through [**] until completion of the transition of the [**] Pass Through Services.

6    TERM AND TERMINATION

     6.1  Term

          The period during which Amdocs shall be obligated to provide the Services under this Agreement shall commence on the Effective Date and end on the earliest of (i) January 31, 2014 (provided that the Term will be further extended by the number of calendar months by which the Final Conversion Milestone is delayed for reasons that are solely the responsibility of Sprint and not solely the responsibility of Amdocs, such that the Term will be concluded on the date which is no less than six and one half (6.5) years after the Final Conversion Milestone) and (ii) the termination of this Agreement pursuant to its terms. Amdocs shall notify Sprint of the expiration of the Term no earlier than [**] months, nor later than [**] months, before the date on which the Term would expire. For the avoidance of doubt, all Additional Services orders issued under the Agreement and intended to be valid during the Term (e.g., where provided that an Additional Services Order shall be valid for the duration of the Agreement or for the Term), shall expire (subject to applicable provisions of the Agreement) upon expiration of the Term as aforesaid.

     6.2 Termination for Convenience; Change in Control of Amdocs; Termination for Force Majeure; Termination for Financial Instability; Effect of Termination

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          6.2.1 Termination for Convenience

               Sprint shall have the right to terminate for its convenience the Services (including the Additional Services) or only the Additional Services (in the aggregate or by Additional Services Order), effective at 11:59 p.m. on the last day of any calendar quarter (e.g., March 31, etc.) (the "Termination Date" with regard to termination for convenience) by delivering to Amdocs a written "Termination Notice" at least [**] days before the Termination Date. In the event Sprint terminates the Services or the Additional Services for its convenience (in addition to paying all fees otherwise payable by Sprint hereunder through the Termination Date), Sprint shall pay to Amdocs an Exit Fee determined in accordance with Schedule I (Exit Fee Computation) and Schedule I1 (Exit Fee Computation for Additional Services) in the event the Services are terminated, and Schedule I1 (Exit Fee Computation for Additional Services) in the event only the Additional Services (or portion thereof) are terminated; provided that the amount of such Exit Fee shall be determined on the basis of the date of the Termination Notice; and provided, further, that such Exit Fee shall be payable to Amdocs in the following manner: [**] of the Exit Fee shall be payable to Amdocs on the date of the Termination Notice, [**] of the Exit Fee shall be payable to Amdocs on the Termination Date and [**] of the Exit Fee shall be payable to Amdocs on the Expiration Date (as defined in Section 6.5.1 (Disentanglement Process)), provided that this final installment of the Exit Fee shall be deposited by Sprint in a Third-Party escrow account on or prior to the Termination Date and released on the Expiration Date. For the avoidance of doubt, (a) Sprint shall not be able to partially terminate the Services (excluding the Additional Services) pursuant to this Section 6.2.1 (For Convenience)) and (b) Sprint's ability to terminate the Additional Services in the aggregate or by Additional Services Order shall also apply to the Legacy Additional Services identified in Schedule K (Legacy Additional Services) as not being included in the MSF. If Legacy Additional Services are so terminated, the Parties shall meet to discuss and agree upon what, if any, updates to the Schedules or Exhibits to this Agreement may be appropriate to reflect the termination of such Legacy Additional Services. In addition, in the event of termination for convenience by Sprint as aforesaid, Sprint shall provide Amdocs with a written statement (the "Termination Statement") signed by Sprint in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Sprint's right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Sprint shall have all remedies available to it in accordance with Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

          6.2.2 Change in Control of Amdocs

               (a) In the event of a Change in Control of Amdocs or Amdocs Limited that results in a Sprint Competitor or any Affiliate of a Sprint Competitor acquiring Control of Amdocs or Amdocs Limited, Sprint shall have the right to end the Term on a date that is the last

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day of a calendar quarter (e.g., March 31, etc.), by sending Amdocs a
Termination Notice at least ninety (90) days before the Termination Date specified in such Termination Notice, provided that Sprint shall have delivered such notice to Amdocs not later than ninety (90) days following the effective date of such Change in Control. If Sprint terminates the Agreement pursuant to this Section 6.2.2, and provided that the Termination Date is fixed on a day that is at least [**] following the date on which the prospective Change in Control is publicly disclosed, [**]. In addition, in the event of termination of this Agreement by Sprint due to Change in Control as aforesaid, Sprint shall provide Amdocs with a Termination Statement signed by Sprint in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder, or to prohibit or restrict Sprint's right to make any claim that Amdocs has committed any Default or breach hereunder, and notwithstanding the provision of such Termination Statement, Sprint shall have all remedies available to it in accordance with Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement. Without limiting the foregoing, in the event of any Change in Control of Amdocs or Amdocs Limited, for a period of twelve months from the date of the event of such Change in Control, all points for the calculation of Performance Credits and Bonuses under Schedule C (CPSs) shall be [**].

               (b) Solely for purposes of this Section 6.2.2 (Change in Control of Amdocs), Control shall mean the legal, beneficial, or equitable ownership, direct or indirect, of more than fifty percent (50%) of the aggregate of all voting or equity interests in Amdocs or Amdocs Limited, as the case may be; "Change in Control" shall mean the closing of any transaction or related series of transactions as a result of which a single person or business unit (or legally or contractually related group of persons or businesses) acquires Control of Amdocs or Amdocs Limited, as the case may be.

          6.2.3 Termination for Force Majeure Event

               If a delay or interruption of performance by Amdocs resulting from its experiencing a Force Majeure Event exceeds [**] days (the "Force Majeure Period"), then Sprint may either: (i) terminate the Term, by delivering to Amdocs a Termination Notice specifying a Termination Date not less than [**] days after the date of the Termination Notice; and in the event of such a termination, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled; provided that, during the pendency of the Force Majeure Event, Amdocs shall only perform its Disentanglement obligations to the extent such obligations can be performed despite the Force Majeure Event; or
(ii) engage an alternate provider (who shall be subject to the confidentiality requirements hereunder), on an interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof. [**] if Sprint terminates the Term on the basis of a Force Majeure Event. If Sprint delivers a Termination Notice to Amdocs as described in clause
(i) above, and Amdocs is able to restore

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full performance of its obligations under this Agreement within [**] days after the date of the Termination Notice, then Sprint shall revoke such Termination Notice.

               For the avoidance of doubt, the Parties expressly agree that: (i) in the event that the Force Majeure Event constitutes a "Disaster," Amdocs shall not be deemed to be failing to perform the Services if Amdocs is performing disaster recovery services in accordance with the Disaster Recovery Plan; and
(ii) Sprint shall have a right to terminate the Agreement under this Section
6.2.3 (Termination for Force Majeure Event), whether or not Amdocs is so performing disaster recovery services in accordance with the Disaster Recovery Plan, in the event that due to the Force Majeure Event, Amdocs is unable to perform the Services as they would be required to be performed under this Agreement in the absence of the occurrence of the Force Majeure Event and in accordance with the CPSs (subject to any applicable Grace Period under Schedule C (Creditable Performance Specifications (CPSs)). In addition, in the event of termination for Force Majeure Event by Sprint as aforesaid, Sprint shall provide Amdocs with a Termination Statement signed by Sprint in the form of Exhibit B attached hereto and Amdocs may present this statement to Third Parties and use it in any way it deems fit. The Parties agree that Sprint's provision to Amdocs of a Termination Statement hereunder shall not be construed to imply that Sprint does not believe that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), or to prohibit or restrict Sprint's right to make any claim that Amdocs has committed any Default or breach hereunder (independent of the failure that is caused by the Force Majeure Event), and notwithstanding the provision of such Termination Statement, Sprint shall have all remedies available to it in accordance with
Section 10.2 (Remedies) hereof with respect to any failure or breach by Amdocs in the performance of its obligations hereunder, subject to the provisions of this Agreement, including any limitations on damages contained in this Agreement.

          6.2.4 Termination for Financial Instability

               If (a) Amdocs does not meet its undisputed material obligations, including judgments, to third parties as those obligations become due after a final judgment, (b) Amdocs' stock is involuntarily removed or delisted from a trading exchange due to the financial situation of Amdocs, Sprint may terminate the Agreement on [**] days notice to Amdocs and pay Amdocs [**] percent ([**]%) of any Exit Fee that would have applied if Sprint elected to terminate the Agreement pursuant to Section 6.2.1 (Termination for Convenience) as determined in accordance with Schedule I (Exit Fee Computation) and Schedule I1 (Exit Fee Computation for Additional Services) ("[**] Exit Fee Termination For Financial Instability"). Alternatively, if the events described in clause (a) or (b) above occur, Sprint may submit the matter to the Steering Committee, which shall meet within [**] business days of the referral of the matter to the Steering Committee by Sprint to determine whether such events shall give rise to the right for Sprint to terminate the Agreement promptly on [**] days notice without any requirement to pay Amdocs any Exit Fee or other termination fees ("[**] Exit Fee Termination For Financial Instability") If the Steering Committee determines that such events do give rise to a right to [**] Exit Fee Termination For Financial Instability, Sprint may elect to exercise such right any time after such decision of the Steering Committee. If the Steering Committee determines that such events do not give rise to a right to [**] Exit Fee Termination For Financial Instability, then the

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matter shall be submitted to arbitration pursuant to Section 13.6 (Governing Law and Jurisdiction). If the arbitration determines that such events do give rise to a right to [**] Exit Fee Termination For Financial Instability, Sprint may elect to exercise such right any time after such decision of the arbitration.
For avoidance of doubt, Sprint may exercise its right to the [**] Exit Fee Termination For Financial Instability at any time during or after the commencement of the processes described in this Section related to the determination of whether there exists a right to [**] Exit Fee Termination For Financial Instability.

          6.2.5 Effect of Termination

               For the avoidance of doubt, any termination under this Section
6.2 shall be effective with regard to Sprint [**] receiving Services under this Agreement, but shall not be effective with regard to [**] that has entered into its own agreement with Amdocs.

     6.3  Termination for Cause

          6.3.1 Critical Defaults

               Section 4.6 (Dispute Resolution) hereof notwithstanding, the Term may be ended by either Party at any time, by delivering a Termination Notice specifying a Termination Date to the other Party if the other Party commits a Critical Default, provided that such Termination Date stated in any Termination Notice issued pursuant to this Section 6.3.1 (Critical Defaults)) shall be [**] days or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Sprint, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled. Termination shall not constitute a Party's exclusive remedy for such a Critical Default, and such Party shall not be deemed to have waived any of its rights accruing hereunder prior to such Critical Default. Sprint shall not be required to pay Amdocs any Exit Fee or other termination fees if Sprint terminates the Term for Critical Default. If Sprint ends the Term as a result of a claimed Critical Default by Amdocs and it is determined by the Arbitrator that no Critical Default was committed, then the termination shall be deemed a termination for convenience, pursuant to Section
6.2.1 (For Convenience), and Amdocs shall have all remedies available to it, in accordance with Section 10.2 (Remedies) hereof, in connection with such determination that no Default was committed. For purposes of this Section 6.3 (Termination for Cause), a "Critical Default" of Amdocs shall mean each of the defaults described in clauses (a), (d), (e) and (g) of Section 12.1.57 (Default) hereunder only; and a "Critical Default" of Sprint shall mean the default described in clause (f) of Section 12.1.57 (Default) hereunder, i.e., Sprint's failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs' charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint's Program Manager in writing of Sprint's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the Agreement if such amounts are not fully paid within [**] days of Amdocs' above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in (y) above; and provided further, however, that,

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notwithstanding anything to the contrary provided above, there shall not be deemed to have occurred a "Critical Default" of Sprint hereunder in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs' charges relating to such period of [**] days or more, if with respect to any amount greater than [**] percent ([**]%) of Amdocs' charges relating to such period of [**] days or more, Sprint's Chief Information Officer or Chief Operations Officer shall have determined such amount is a "disputed amount" in accordance with Section 5.3.10 (Payments) hereof.

          6.3.2 Material Defaults

               In the event that Sprint believes Amdocs has committed a Default described in clause (f) of Section 12.1.57 (Default) hereunder or either Party believes the other Party has committed a Default described in clause (c) of
Section 12.1.57 (Default) hereunder (each referred to hereinafter as a "Material Default"), the Party asserting that such Material Default has been committed shall provide the other Party with written notice of such claim, and within [**] calendar days of the date of such notification the matter shall be submitted to arbitration in accordance with Section 13.6 (Governing Law and Jurisdiction). The purpose of such arbitration shall be to determine, assuming the truth of all claims of the Party asserting that such Material Default has been committed, whether the other Party's failure or breach is "material" for purposes of clause
(c) or (f) of Section 12.1.57 (Default), as the case may be. The Arbitrators shall make its initial determination of materiality, and if the Arbitrators confirms that the asserted failure or breach is "material," then the Arbitrators must determine whether the asserted Material Default was in fact committed and was not cured within the applicable cure period therefor, if any (i.e., that the conditions of a Default under clause (f) or clause (c), as the case may be, of
Section 12.1.57 (Default) were met). If the Arbitrators determine that a Party did in fact commit a Material Default, or the Arbitrators fail to render a determination within [**] months of the original notification as to whether such Material Default was in fact committed, then the Party asserting such Material Default shall have the right to terminate this Agreement. The [**] month time limit during which the Arbitrators must determine whether a Party has in fact committed a Material Default shall be reduced by the number of days in excess of [**] elapsing between the date of the original notice described above and the date of the Arbitrators' initial threshold determination of materiality. In the event that the Arbitrators rule that a Material Default has been committed by a Party, the other Party may initiate the termination by sending the other Party a Termination Notice specifying a Termination Date, provided that such Termination Date shall be [**] days or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date, and, in the event of such a termination, Amdocs shall perform its Disentanglement obligations hereunder until they are fulfilled. Upon termination by Sprint pursuant to this Section 6.3.2 (Material Defaults), Amdocs shall [**] subsequent to the expiration of any cure period contained in clause
(c) or clause (f), as the case may be, of Section 12.1.57 (Default). Termination shall not constitute a Party's exclusive remedy for a Material Default of the other Party, and the Arbitrator shall have time beyond the [**] month time period referenced above to determine the damages due to a Party for such asserted failure or breach of the other Party hereunder. Further, a Party shall not be deemed to have waived any of its rights accruing hereunder prior to

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submitting the original notice described above, and Sprint shall not be required to pay Amdocs any Exit Fee or other termination fees if Sprint terminates the Term pursuant to this Section 6.3.2 (Material Defaults). Further, the non-prevailing Party in any arbitration conducted pursuant to this Section 6.3.2 (Material Defaults) shall be required to pay the arbitration costs, including reasonable attorney's fees, of the other Party. If a Party asserting a Material Default terminates this Agreement, in accordance herewith, on the basis of the Arbitrator's failure to render a determination within [**] months of the original notification, as to whether such Material Default was in fact committed, the arbitration shall continue in order to determine whether such Material Default was committed; and if such determination is that neither a Critical Default or a Material Default was committed, then the termination shall be deemed a termination for convenience, pursuant to Section 6.2.1 (For Convenience).

          6.3.3 Other Defaults

               In the event that either Party (the "First Party") commits an Other Default, the other Party (the "Second Party") may, after providing the First Party with written notice of such Other Default, submit the matter to the escalation procedures set forth in Section 4.6 (Dispute Resolution). If, as a result of such procedure, the Arbitrator determines that the First Party did in fact commit an Other Default, then the Second Party shall have the right to terminate this Agreement by sending the First Party a Termination Notice specifying a Termination Date, provided that such Termination Date shall be [**] days or more subsequent to the date of such Termination Notice. Termination shall be effective at 11:59 p.m. on the Termination Date; in the event of such a termination by Sprint, [**]. Termination shall not constitute the Second Party's exclusive remedy for such an Other Default, and the Second Party shall not be deemed to have waived any of its rights accruing hereunder prior to such Other Default. Sprint shall [**]. For purposes of this Section 6.3 (Termination for Cause), an "Other Default" of Amdocs shall mean the Default described in clause
(b) of Section 12.1.57 (Default) hereunder and an "Other Default" of Sprint shall mean the Default described in clause (e) of Section 12.1.57 (Default) hereunder.

     6.4  Extension of Services

          In the event that the Agreement has been terminated by Sprint in accordance with the terms hereof, or in the event that the Term has expired, Sprint may, at its sole option and discretion prior to the applicable Termination Date, extend the effective date of any such expiration or termination of the Term for up to [**] successive periods of up to [**] each beyond the applicable Termination Date, upon at least [**] days' prior, written notice to Amdocs. The Parties hereby acknowledge, for the avoidance of doubt, that during any period of extension under this Section 6.4 (Extension of Services) all terms and conditions of this Agreement shall continue to apply, including but not limited to: (i) the Monthly Subscriber Fee and (ii) the CPSs and the imposition of Performance Credits for Amdocs' failure to meet such CPSs, and the application of bonuses with respect thereto.

     6.5  Transfer Assistance (Disentanglement)

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          6.5.1 Disentanglement Process

               The Disentanglement process shall begin on the earlier of the following dates: (i) the [**] day prior to the end of the Term; or (ii) the date a Termination Notice is delivered by Sprint. During the Disentanglement process, Amdocs shall perform certain services related to the transition of any terminated Services to Sprint or Sprint's designee as described herein below (the "Disentanglement Services"), including but not limited to, after the Termination Date, certain continuation of the Services or any component thereof (the "Continuation Services"). Amdocs' obligation to perform the Services, and Sprint's obligation to pay for the Services in accordance with the terms set forth in this Agreement and, for the avoidance of doubt, other than for the Disentanglement Services including the Continuation Services, shall expire: (A) at the end of the Term; or (B) on the applicable Termination Date specified pursuant to Section 6 (Term and Termination); provided, however, that Sprint's obligation to pay for Services rendered prior to such date, but not yet paid for in accordance with the terms hereof, shall remain in effect subsequent to such date. After the Termination Date, Amdocs shall provide the Disentanglement Services, including the Continuation Services, as and to the extent reasonably requested by Sprint, for up to [**] months after the Termination Date (the "Initial Disentanglement Period"), including any extensions thereof under
Section 6.4 (Extension of Services) hereof (with the date on which Amdocs' obligation to provide Disentanglement Services expires being referred to herein as the "Expiration Date"); provided, however, that, upon [**] days' prior written notice, Sprint may extend such Expiration Date by an additional [**] month period (the "Additional Disentanglement Period"). Following the Termination Date (i.e., during the Initial Disentanglement Period and the Additional Disentanglement Period, if any), the CPSs shall remain in effect; provided, however, that Amdocs shall not be subject to the application of any Performance Credits, or entitled to earn any Bonuses (as such term is defined in Schedule C (Creditable Performance Specifications (CPSs))), during either the Initial Disentanglement Period or any Additional Disentanglement Period. Amdocs and Sprint shall discuss in good faith a plan for determining the nature and extent of Sprint's Disentanglement obligations and for the transfer of Services in process, provided, however, that Amdocs' obligations under this Agreement to provide all Disentanglement Services reasonably requested by Sprint shall not be lessened, to the extent practicable. Except as otherwise explicitly provided in the Agreement, all terms and conditions of the Agreement shall continue to apply during the Initial Disentanglement Period and the Additional Disentanglement Period, if any.

          6.5.2 General Obligations

               Amdocs shall take all actions reasonably necessary to accomplish, on the Termination Date, a complete transition of responsibility for the Services being terminated from Amdocs to Sprint, or to any replacement provider designated by Sprint, including the performance by Amdocs of all of the obligations imposed upon it pursuant to this Section 6.5 (Transfer Assistance (Disentanglement)), with no material interruption of or adverse impact on the Services or any other services provided by Third Parties (collectively, a "Disentanglement"). Prior to the Termination Date, Amdocs shall use commercially reasonable efforts to cooperate

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with Sprint and any new service provider and to perform the Disentanglement
Services requested by Sprint and otherwise promptly take all steps required to assist Sprint in effecting a complete Disentanglement. Amdocs shall perform the Disentanglement Services in accordance with the manner in which it provides similar services to its similarly sized customers. Sprint shall act reasonably in assisting Amdocs in Amdocs' fulfilling its Disentanglement obligations as quickly as reasonably practicable, under the circumstances. Amdocs shall provide all information regarding the Services or as otherwise needed for Disentanglement. Amdocs shall provide for the prompt and orderly conclusion of all work, as Sprint may reasonably direct, including completion or partial completion of some projects, documentation of work in process, and other measures to ensure an orderly transition to Sprint or Sprint's designee, and Amdocs shall perform the Services in accordance with the CPSs until the Termination Date. Upon Sprint's reasonable determination that Amdocs has successfully performed all of Amdocs' obligations in connection with Disentanglement as provided in this Section 6.5 (Transfer Assistance (Disentanglement)), Sprint shall promptly provide Amdocs with written notice that a Disentanglement satisfactory to Sprint has occurred ("Disentanglement Notice"). If Sprint refuses to issue the Disentanglement Notice based on its determination that Amdocs has not yet completed its Disentanglement obligations provided in this Section 6.5 (Transfer Assistance (Disentanglement)), and Amdocs disagrees with such determination, Amdocs may submit the matter to the escalation procedures set forth in Section 4.6 (Dispute Resolution). Irrespective of the passing of the anticipated Termination Date, Amdocs' obligation to perform the Disentanglement shall not cease until the Expiration Date.

          6.5.3 Specific Obligations

               The Disentanglement shall include the performance of the following specific obligations:

               (a) After delivery of the Termination Notice, the Parties shall cooperate fully with one another to facilitate a smooth transition of the Services from Amdocs to Sprint or Sprint's designated replacement provider. Such cooperation shall include the provision (both before and after the Termination
Date) by Amdocs to Sprint of sufficient information available to Amdocs (including all information then being utilized by Amdocs) to enable Sprint's personnel (or that of Third Parties) who are reasonably skilled in the provision of services similar to the Services, to fully assume and continue the provision of the Services.

               (b) Amdocs shall use commercially reasonable efforts to convey or assign to Sprint (or its designee), any leases, licenses, and other agreements (except facility and financing leases), to the extent permissible under such agreements, that are requested by Sprint and are held by Amdocs (or cause to be conveyed or assigned any of the same held by any Affiliate of Amdocs) and used by Amdocs, Sprint, or any Subcontractor in connection with the provision or receipt of the Services (the "Essential Agreements"). Furthermore, whenever any Essential Agreement is extended, renewed, or renegotiated, Amdocs shall use commercially reasonable efforts to obtain the other party's consent to such conveyance or assignment. Amdocs' obligation under this subsection shall include Amdocs' using commercially reasonable efforts to perform all obligations under the Essential Agreements that are to be performed by it

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with respect to periods prior to the date of conveyance or assignment to Sprint
(or its designee). Sprint shall reimburse Amdocs for expenses incurred by Amdocs in respect of Amdocs' conveyance or assignment to Sprint of any Essential Agreement or in Amdocs' obtaining the other party's consent to the assignment or conveyance of any Essential Agreement, provided Amdocs has used commercially reasonable efforts to minimize such expense.

               (c) Amdocs shall use commercially reasonable efforts, to the extent permissible under any contracts associated with such assets, to convey to Sprint from among those other assets then held by Amdocs for the provision of Services to Sprint, such assets as Sprint may select, at a price consisting of the fair-market value. Assets held by Amdocs shall be deemed to include assets in which title is in Amdocs' Affiliates or designees or in Third Parties pursuant to a financing lease or other security arrangements under the Uniform Commercial Code or its equivalent in non-United States jurisdictions.

               (d) Amdocs shall deliver to Sprint or Sprint's designee, at Sprint's request, all documentation and data related to Sprint, including the Sprint Data, held by Amdocs, except for documents and data that are legally privileged in the hands of Amdocs, and Amdocs shall destroy all copies thereof not turned over to Sprint[**]; provided, however, Amdocs may retain archival copies of such documentation and data, solely for its internal records, subject to Amdocs' maintaining the confidentiality of any Sprint Data embedded in such archival copies in accordance with Section 7 (Confidential Information and Security) hereof.

               (e) Amdocs shall reasonably cooperate with Sprint and all of Sprint's other service providers to ensure a reasonably smooth transition at the time of Disentanglement, with no interruption of Services, minimal adverse impact on the provision of Services or Sprint's activities and minimal interruption of any Services provided by Third Parties.

               (f) Irrespective of the passing of the Termination Date, Amdocs shall continue to perform, until their respective completion (or until Sprint earlier directs Amdocs to cease performing), any Services relating to a subsequent Release Amdocs is performing as of the Termination Date, in accordance with the established schedule for such Release and at the Amdocs Rate. Amdocs shall use commercially reasonable efforts to complete any and all such Releases as soon after the Termination Date as possible. For a period of [**] months following the completion of any Release, Amdocs shall provide Services to Sprint to facilitate the transition of such Release from Amdocs to Sprint or Sprint's designee.

          6.5.4 Preparation for Disentanglement

               (a) Up-to-date Documentation

                    Amdocs shall provide to Sprint as part of the Disentanglement Services (unless otherwise required under other provisions of this Agreement), Documentation and other information for all software (including any applications developed as part of the Services) and hardware, including, but not limited to, the Amdocs Standard Materials, to enable a reasonably competent person fully to assume the provision of the Services. Amdocs shall also provide such Documentation for all upgrades or replacement software or hardware concurrently

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with the installation thereof. If the Documentation relates to Third-Party
Standard Materials, Amdocs shall provide Sprint the Documentation then-currently made available by the provider of the Third-Party Standard Materials. If the Documentation relates to proprietary Amdocs Standard Materials, Amdocs shall provide the then-available Documentation; if such then-available Documentation is insufficient to allow persons who meet the standards required of Amdocs personnel in this Agreement to understand and operate such proprietary Amdocs Standard Materials, then Amdocs shall create sufficient additional Documentation in a timely manner and provide it to Sprint at Sprint's expense, provided Amdocs has used commercially reasonable efforts to minimize such expense.

               (b) Maintenance of Assets

                    Amdocs shall procure all of its hardware, software, systems, networks, technologies, and other assets utilized in providing Services to Sprint (including leased and licensed assets) on commercially reasonable terms and shall maintain such assets in good condition and in such locations and configurations as to be readily identifiable, and to the extent practicable and permissible under any agreements associated with such assets, transferable to Sprint or its designees in accordance with the provisions of this Agreement; in addition, Amdocs shall insure such assets in accordance with the requirements of
Section 9.6 (Insurance).

          6.5.5 Charges for Disentanglement Services

               For all Disentanglement Services provided to Sprint, Amdocs shall charge Sprint and Sprint shall pay Amdocs during the Initial Disentanglement Period and the Additional Disentanglement Period, as applicable, the greater of
(i) the Monthly Subscriber Fee as provided in Schedule D (Charges) or (ii) [**] dollars ($[**]). Sprint shall be permitted to hold back [**] percent ([**]%) of the Monthly Subscriber Fee amounts invoiced by Amdocs during the applicable Disentanglement Period until Sprint issues the Disentanglement Notice; provided that any such held back amounts shall be deposited in a Third-Party escrow account and released upon issuance of the Disentanglement Notice.

          6.5.6 Disentanglement Process with regard to Additional Services

               The provisions of Section 6.5 (including its Sub-Sections) shall apply, mutatis mutandis, with regard to the termination of the Additional Services.

7    CONFIDENTIAL INFORMATION AND SECURITY

     7.1  Generally

          (a) To the extent that either Party (the "Discloser") discloses Confidential Information to the other (the "Recipient") the Recipient shall protect the Confidential Information of the Discloser;

          (b) The Recipient shall:

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                    (i) use the same care and discretion to avoid disclosure,
publication, or dissemination of the Discloser's Confidential Information as the Recipient uses with its own similar information that it does not wish to disclose, publish, or disseminate;

                    (ii) use the Discloser's Confidential Information solely for the purpose for which it was disclosed or otherwise for the benefit of the Discloser;

                    (iii) take steps to minimize the dissemination or copying of the Discloser's Confidential Information except to the extent necessary to perform its obligations under this Agreement;

                    (iv) not acquire any express or implied right or license under any patent, copyright, trade secret, or other right or assert any lien against Confidential Information of the other Party; and

                    (v) use its best efforts to inform its employees, agents, and subcontractors who perform duties with respect to this Agreement about these restrictions.

               (c) The Recipient may disclose Confidential Information to the Recipient's employees, agents, Affiliates, and Subcontractors (except for Sprint Competitors or Amdocs Competitors, as the case may be), who have: (i) a need to know such Confidential Information in order to perform their duties; and (ii) a legal duty to protect the Confidential Information. The Recipient assumes full responsibility for the acts or omissions of its Subcontractors, Affiliates, agents, and employees with respect to such Confidential Information.

     7.2  Exclusions

               (a) Confidential Information shall not include specific information to the extent that the Recipient can demonstrate such information was:

                    (i) after disclosure to Recipient, published or otherwise a part of the public domain through no fault of the Recipient;

                    (ii) in the possession of such Recipient at the time of disclosure to it, if such Party was not then under an obligation of confidentiality with respect thereto;

                    (iii) obtained from a source other than the Discloser who had a lawful right to disclose such Confidential Information to it;

                    (iv) independently developed by the Recipient, as demonstrated by credible evidence, without reference to Confidential Information of the Discloser;

                    (v) at the time of disclosure to the Recipient, generally available to the public as evidenced by generally available documents or publications through no fault of the Recipient; or

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                    (vi) disclosed by the Discloser to another entity without
obligation of confidentiality.

     For the purpose hereof, disclosures which are specific (e.g., as to engineering and design practices and techniques, equipment, products, or operating conditions), shall not be deemed to be within the foregoing exceptions merely because they are embraced by general disclosures in the public domain or in the possession of the Recipient. In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the possession of the Recipient, but only if the combination itself and its principle of operation are in the public domain or in the possession of such Recipient.

     7.3  Required Disclosure

          The Recipient may disclose Confidential Information to the extent disclosure is required by law or by a court or governmental agency or any other entity authorized by applicable law to require such disclosure; provided, however, that the Recipient shall use its commercially reasonable efforts to maintain the confidentiality of the Confidential Information by means of a protective order or other similar protection and shall give the owner of such Confidential Information prompt notice in order that it have every opportunity to intercede in such process to contest such disclosure and shall use commercially reasonable efforts to cooperate with the owner of such Confidential Information to protect the confidentiality of such Confidential Information. The owner of such Confidential Information reserves the right to obtain a protective order or otherwise protect the confidentiality of such Confidential Information.

     7.4  Notification

          In the event of any disclosure or loss of Confidential Information, the Recipient shall notify the Discloser as soon as possible.

     7.5  Return of Confidential Information

          Unless it is expressly authorized by this Agreement to retain the other Party's Confidential Information, a Party shall promptly return or destroy, at the other Party's option, the other Party's Confidential Information, including materials prepared in whole or in part based on such Confidential Information, and all copies thereof (except for one copy, which may be retained in the Party's confidential files, unless such retention would be prohibited by law or by contract), and at the other Party's request, an officer of such Party shall certify to the other Party that it no longer has in its possession or under its control any Confidential Information in any form whatsoever, or any copy thereof.

     7.6  Confidentiality Agreements

          Each Party shall require each of its employees, agents, and Subcontractors participating in the performance of the Services hereunder to execute an agreement (unless

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already executed) in a form reasonably acceptable to the other Party containing obligations of confidentiality with respect to the other Party's Confidential information substantially similar to those of the Parties hereunder. Each Party, upon the other Party's request, shall provide to the other Party a copy of such form of confidentiality agreement.

     7.7  Security

          In performance of its obligations hereunder, Amdocs shall comply with the security and other requirements set forth in Schedule Y (Privacy and Security Attachment).

     7.8  Services from [**]

          Amdocs agrees that the only customer data to be sent to or accessed in [**] and the only Services to be performed in [**] will be those described on the Services Matrix attached hereto as Schedule U (Services Matrix). Amdocs will follow at all times the security measures listed below in this Section 7.8. The Services Matrix may be modified from time to time upon only the mutual agreement of the Parties. Amdocs will provide notice of any security breach and will cooperate with Sprint to correct the same. Amdocs will, [**]. Amdocs represents that, as of the Effective Date, there have been no security breaches or unauthorized disclosures at its facilities in [**]. Amdocs agrees that Sprint may terminate Amdocs' right to perform Services from [**] upon written notice to Amdocs of any breach of this Section (material breach in the case of Amdocs' failure to comply with the requirements set forth in the following list) that is not cured within the timeframes described in the process below:

          - All customer data resides in the Amdocs Champaign data center. There is no replica of the customer database in [**].

          - The IP address range of [**] sites are blocked in the perimeter switches, thus preventing direct access from [**].

          -    All access from [**] is over a secure scrambled MPLS line.

          - User accounts with access to the production environment at Amdocs' facility are limited to users who are current employees with the proper job title and job description.

          - A process is in place relating to obtaining (and documenting) management's authorization for the access provided to new users.

          - All employees are required to authenticate to the production network with a Token Card as currently used to authenticate users on the production network.

          -    Usage of token cards and access is monitored via E-Trust.

          - During the termination process a CHAMPS ticket is opened to revoke all access for [**] employees including the revocation of the secure token.

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          -    All additional access to data is blocked and users have no means of getting to production data if they do not use the authentication mechanisms in place.

          - Physical access to the Amdocs facility is controlled by magnetic key cards.

          - Distribution of key cards with access to the Amdocs' facility is limited to users who are current employees with the proper job title and job description.

          - All SAS 70 Control objectives will be audited and reported to Sprint.

Within [**] of Sprint's notice to Amdocs of such breach, or Amdocs otherwise becoming aware of such breach (in which case Amdocs shall promptly notify Sprint in writing of such breach's existence), Amdocs shall provide to Sprint a written status of Amdocs' efforts to cure such breach, which shall include a reasonably detailed description of how the breach was resolved, or if not yet resolved, a proposed action plan for the resolution of the breach and the associated timeframe for mitigation and resolution of such breach. If Sprint determines in its discretion that such action plan or timeframe for mitigation or resolution is not acceptable, Sprint and Amdocs will use commercially reasonable efforts to determine a mutually agreeable action plan and timeframes for mitigation or resolution. If Sprint determines the Parties are unable to reach an agreement, then Sprint may suspend Amdocs' right to perform Services from [**] upon written notice to Amdocs until such time as the Parties reach a mutually agreeable action plan and timeframes for mitigation or resolution.

8    INTELLECTUAL PROPERTY RIGHTS

     8.1  Ownership of Customized Materials; License to Use Customized Materials

          8.1.1 Allocation of Rights

          The Parties shall use commercially reasonable efforts to mutually agree upon in each Services Order (i) the description of the Customized Materials to be developed under such Services Order and (ii) the allocation of the rights in such Customized Materials by identifying such Customized Materials as being either Category A, B, C or D Customized Materials in accordance with the definitions set forth below, or as otherwise set forth in the applicable Services Order. Customized Materials will be deemed to be Category B Customized Materials unless otherwise set forth in the applicable Services Order. When making requests that the Parties classify the Customized Materials under a given Services Order as Category A Customized Materials, Sprint will do so in a reasonable manner and will take into consideration the effect such classification would have upon Amdocs' ability to provide services to its other customers of the Generic Product.

          8.1.2 Categories of Customized Materials

               The categories of Customized Materials shall be as follows:

               (a) Category A Customized Materials. Category A Customized Materials are those Customized Materials in which Sprint shall be the sole and exclusive owner

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of such Customized Materials and Amdocs hereby assigns and agrees to assign to
Sprint, exclusively, all right, title and interest therein. Ownership of Category A Customized Materials shall inure to the benefit of Sprint from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Amdocs also acknowledges that the Parties do not intend Amdocs to be a joint author of the Category A Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Amdocs be deemed the joint author of any Category A Customized Materials.

               (b) Category B Customized Materials. Category B Customized Materials are those Customized Materials in which Amdocs, subject to the license grant to Sprint described herein, shall be the sole and exclusive owner of such Customized Materials and Sprint hereby assigns and agrees to assign to Amdocs, exclusively, all right, title, and interest therein. Ownership of Category B Customized Materials shall inure to the benefit of Amdocs from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Sprint also acknowledges that the Parties do not intend Sprint to be a joint author of the Category B Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Sprint be deemed the joint author of any Category B Customized Materials. For the avoidance of doubt, Amdocs' ownership of the Customized Materials shall not derogate from Amdocs' obligations hereunder with regard to Sprint's Confidential Information. Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, the Category B Customized Materials, [**] with respect to Subscribers or cancelled Subscribers [**] in connection with the conduct of Sprint's [**] business (which business shall be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party service providers to use such Customized Materials to provide services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] the benefit of the use of, the Category B Customized Materials, [**] (subject to the provisions of Section 2.11 (Sprint Parties) hereof), in connection with the conduct of Sprint's [**] business (which business shall be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party service providers to use such Customized Materials to provide services to Sprint, only for as long as Amdocs provides to Sprint [**] development and operational services similar to the Services hereunder with regard to utilization of the license granted under this clause (ii).

               (c) Category C Customized Materials. Category C Customized Materials are those Customized Materials in which Amdocs, subject to the license grant to Sprint and the Exclusivity Period described herein, shall be the sole and exclusive owner of such Customized Materials and Sprint hereby assigns and agrees to assign to Amdocs, exclusively, all right, title, and interest therein. Ownership of Category C Customized Materials shall inure to the benefit of Amdocs from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Sprint also acknowledges that the Parties do not intend Sprint to be a joint author of the Category C

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Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Sprint be deemed the joint author of any Category C Customized Materials. For the avoidance of doubt, Amdocs' ownership of the Customized Materials shall not derogate from Amdocs' obligations hereunder with regard to Sprint's Confidential Information. Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**] the benefit of the use of, the Category C Customized Materials [**], and all derivatives thereof [**] in connection with the conduct of Sprint's [**] (which business shall be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party service providers to use such Customized Materials to provide services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, perpetual, non-transferable (except as permitted in this Agreement) license to Sprint (or its designee) to use, copy, modify, and exploit [**], and to allow [**] the benefit of the use of, the Category C Customized Materials, [**], and all derivatives thereof (subject to the provisions of Section 2.11 (Sprint Parties) hereof), in connection with the conduct of Sprint's [**] business (which business shall be deemed not to include marketing itself, and operating as, a re-seller or re-licensor of software), with a right to enable Third Party service providers to use such Customized Materials to provide services to Sprint, [**]. Further, the licenses granted by Amdocs under the preceding sentence shall be an exclusive to Sprint, such that without the prior written consent of Sprint, Amdocs shall be prohibited from marketing, licensing, selling, or delivering such Category C Customized Materials, to, or using such Category C Customized Materials for the benefit of, any Third Party during the period prior to, and for a period of [**] (or such other period if the Parties mutually agree) (the "Exclusivity Period") following, the date of Acceptance of the implementation of such Category C Customized Material into production for Sprint.

               (d) Category D Customized Materials. Category D Customized Materials are those Customized Materials in which Sprint shall be the sole and exclusive owner of such Customized Materials and Amdocs hereby assigns and agrees to assign to Sprint, exclusively, all right, title and interest therein. Ownership of Category D Customized Materials shall inure to the benefit of Sprint from the date of conception, of creation, or of fixation in a tangible medium of expression (whichever occurs first), of such Customized Materials. Amdocs also acknowledges that the Parties do not intend Amdocs to be a joint author of the Category D Customized Materials within the meaning of the Copyright Act of 1976, as amended, and that in no event shall Amdocs be deemed the joint author of any Category D Customized Materials. Sprint hereby grants a royalty-free, fully-paid, perpetual, non-transferable license to Amdocs to (i) use [**] the Category D Customized Materials, in connection with Amdocs' performance of this Agreement and internal use only, and (ii) use any patent rights Sprint might have in the Category D Customized Materials in connection with Amdocs' development, subject to the next sentence of this paragraph, of software code for Amdocs' other customers and Amdocs' licensing of such software code to such Amdocs' other customers. Nothing within this paragraph shall preclude Amdocs from providing to Amdocs' other customers similar functionality as that contained in the Category D Customized Materials (e.g., development by Amdocs for other customers new software code with similar functionality as that contained in the Category D Customized Materials), provided that in doing so Amdocs shall in no event make use of the Category D Customized Materials or any Sprint Confidential Information.

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               (e) iDEN Customizations. Notwithstanding the process described in
Section 8.1.1 (Allocation of Rights) or the categories of Customized Materials described in clauses (a), (b), (c) and (d) above in this Section 8.1.2 (Categories of Customized Materials), Sprint and Amdocs agree that any portion of the Customized Materials comprising the iDEN Customizations shall be deemed to be Category C Customized Materials, with the exception that the license granted by Amdocs shall be exclusive to Sprint, such that without the prior written consent of Sprint, Amdocs shall be prohibited from marketing, licensing, selling, or delivering such iDEN Customizations, to, or using such iDEN Customizations for the benefit of, any Third Party located in, or who intends to use the iDEN Customizations in, any of the countries listed in Schedule P (Countries) hereto, during the period prior to, and for a period of [**] (the "iDEN Exclusivity Period") following, the date upon which, in accordance with
Section 4.5.1(b)(Software Component Testing), Sprint shall begin Acceptance Testing of the Customized Product, provided that the Exclusivity Period shall be extended by the number of days contained in any periods during which Acceptance Testing cannot be continued by Sprint due to errors or defects of the Customized Product. If, in accordance with the terms hereof (i.e., with Sprint's prior, written consent if during the Exclusivity Period), Amdocs shall sell or license the iDEN Customizations to, or use the iDEN Customizations for the benefit of, any Third Party, at any time, Amdocs shall provide to Sprint a "sales bonus" on the basis of the number of Third Party Subscribers of such Third Party as of the date such iDEN Customizations are sold or licensed to, or used for the benefit of, such Third Party, in accordance with the following table:

      NUMBER OF THIRD PARTY SUBSCRIBERS        AMOUNT OF SALES BONUS
      ---------------------------------        ---------------------
Up to [**] million Third Party Subscribers             $[**]
[**] to [**] million Third Party Subscribers           $[**]
Over [**] million Third Party Subscribers              $[**]

; provided that Amdocs shall pay Sprint the aggregate amount of such sales bonuses within [**] days of each anniversary of the Effective Date with respect to each such Third Party to whom the iDEN Customizations are licensed or sold, or for whose benefit the iDEN Customizations are used, during the [**] period ending on such anniversary.

          8.1.3 Escrow

               (a) Escrow Deposit

               If and to the extent that Amdocs does not deliver complete source and object code for all the deliverables that constitute software under this Agreement ("Software") to Sprint, then, Amdocs shall establish and maintain an escrow with Iron Mountain Intellectual Property, Inc. or another escrow agent satisfactory to Sprint (the "Escrow Agent"). The escrow

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agreement with the Escrow Agent shall be consistent with the requirements of this Section 8.1.3 (including, without limitation, the release conditions and procedures related to the release of the Escrow Deposit) and shall not add any procedures or requirements to the release of the Escrow Deposit unless Sprint expressly agrees in writing to such additional procedures or requirements. Amdocs shall deposit in such escrow, a copy of all source and object code for the Software, together with all Software documentation reasonably necessary for Sprint to fully maintain, modify and utilize the Software (collectively, the "Escrow Deposit"), all in a form that is machine readable and useable, and, if any portion of the Escrow Deposit is encrypted, Amdocs shall also include in the Escrow Deposit or deliver to Sprint the decryption tools and decryption keys necessary to access the source code. The Escrow Deposit shall be updated (i) at least [**] each [**] during the Term, and (ii) in addition, upon Sprint's request, such request to be made no more frequently than [**] per each [**] during the Term; provided that to the extent the Escrow Deposit already contains the most current version of the portions of the Generic Product that are not modules of the ENSEMBLE customer care and billing platform, then such updates to the Escrow Deposit may include no update to such portions of the Generic Product. Amdocs shall be responsible for the payment of the Escrow Agent's fees and all costs of producing and delivering the Escrow Deposit to the Escrow Agent, except for the annual enrollment fees shall be borne by Sprint). Sprint shall have the right to verify, or to have the Escrow Agent verify, at Amdocs' expense, the Escrow Deposit, at any time, upon reasonable notice, for its accuracy and completeness. Escrow Agent shall, at Sprint's cost, provide Sprint a quarterly update regarding the version and release of any source code held in escrow. Amdocs warrants and represents that Amdocs maintains a current and accurate repository of the source code for the Customized Product in a CCC Harvest database (which is Amdocs' source code version management tool), which includes, without limitation, all associated makefiles necessary for building the Customized Product, any hotfixes that Amdocs applies to the production environment of the Customized Product and the database schema of the Customized Product (collectively, the "Repository"). Without limiting the foregoing, Amdocs shall deliver to the Escrow Agent, as part of the Escrow Deposit, a complete and accurate copy of the Repository and will provide the Escrow Agent with the last good build number performed on the Customized Product source code prior to the creation and delivery of such copy of the Repository to the Escrow Agent.

               (b) Release Conditions

               The Escrow Deposit (but excluding the portion consisting of the source code of the Generic Product) shall be released to Sprint in the event:
(a) of the expiration of the Term of the Agreement; (b) of the occurrence of any event that would give rise to the right by Sprint to terminate (whether or not Sprint exercises such right) this Agreement (i) for cause in accordance with the provisions of Sections 6.3.1, 6.3.2 or 6.3.3 herein above, (ii) due to change in control of Amdocs in accordance with the provisions of Section 6.2.2 herein above, (iii) due to Force Majeure Event in accordance with the provisions of
Section 6.2.3 herein above, (iv) due to Amdocs' Financial Instability in accordance with the provisions of Section 6.2.4 herein above, or (v) pursuant to Schedule Y (Privacy and Security Attachment); (c) this Agreement is terminated by Sprint for convenience in accordance with the provisions of Section 6.2.1 herein above; or (d) Amdocs assigns, directly or indirectly (whether by merger, acquisition or otherwise) the items comprising the Escrow Deposit to an entity that is a Sprint Competitor.

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               In addition, the full Escrow Deposit (including the source code of the Generic Product) shall be released to Sprint in the event that: (a) Amdocs is adjudicated insolvent, or consents to the appointment of a receiver or liquidator; (b) Amdocs' board of directors or a majority of its shareholders take any action authorizing the dissolution or liquidation of Amdocs; (c) Amdocs voluntarily or involuntarily becomes a debtor subject to proceedings under the United States Bankruptcy Code, which proceedings will likely cause Amdocs to be adjudicated insolvent and provided such proceedings are not dismissed within [**] days after their commencement; or (d) Amdocs fails to continue to do business as a going concern.

               (c) License to Deposit Materials.

               The scope of license and use of the Escrow Deposit by Sprint and its Affiliates shall be in accordance with the provisions of this Agreement. Sprint may have its third-party service providers use, copy, and modify the Escrow Deposit, for Sprint subject to the provisions of this Agreement relating to Sprint's subcontractors. Such license to be exercisable by Sprint solely in the event that Sprint obtains the Escrow Deposit as provided hereunder.

               (d) Training.

               If Sprint obtains the Software by release from the Escrow Deposit, Amdocs will use all reasonable efforts to provide to Sprint a practical and participatory on-site training program at Sprint's facilities sufficient to reasonably train other personnel of Sprint (i.e., train them to be trainers) with respect to use, maintenance and operation of the Software, subject to all applicable provisions of this Agreement.

               (e) Terms and conditions.

               Any such escrow shall be documented in an escrow agreement fully incorporating the terms of this Section 8.1.3 and including such other terms and conditions required by Amdocs or the Escrow Agent as are reasonably satisfactory to Sprint.

          8.1.4 In-Sourcing

               In the event of the occurrence of any event that would give rise to the release of the Escrow Deposit as described in Section 8.1.3 above, Sprint may elect to perform a portion of the Services for itself (which may include use of the Customized Materials and Amdocs Standard Materials in accordance with the licenses granted to Sprint under this Agreement in Sprint's or (in accordance with the confidentiality provisions of this Agreement) Sprint's designee's data center). If Sprint so elects, (a) the Parties shall meet to discuss and agree upon a written amendment to this Agreement reflecting the changes to the Services resulting from Sprint's election to perform such portion of the Services for itself, and (b) Amdocs shall deliver to Sprint copies of the relevant Customized Materials and Amdocs Standard Materials (as determined by Sprint) and Amdocs shall offer to Sprint the right to receive maintenance (including all enhancements and upgrades) and support with respect to such Customized

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Materials and Amdocs Standard Materials, for so long as Sprint requires it (provided Amdocs continues the provision of such services to its customers), at the same rates and terms Amdocs generally offers to other customers for services of a similar nature and scope.

          8.1.5 Intellectual Property Protection

               Amdocs shall have the full and sole power to protect its ownership rights in the Category B Customized Materials, Category C Customized Materials, and the Customized Materials comprising iDEN Customizations, and to take all other action concerning such Customized Materials, and Sprint shall cooperate fully and in a lawful manner, at the expense of Amdocs, in the preparation and prosecution of all legal actions and proceedings concerning such Customized Materials. Sprint shall have the full and sole power to protect its ownership rights in the Category A Customized Materials and Category D Customized Materials, and to take all other action concerning such Customized Materials, and Amdocs shall cooperate fully and in a lawful manner, at the expense of Sprint, in the preparation and prosecution of all legal actions and proceedings concerning such Customized Materials.

     8.2  Ownership of Standard Materials; License to Use Standard Materials

          8.2.1 Ownership by Amdocs

               Subject to the license granted in this Section 8.2 (Ownership of Standard Materials; License to use Standard Materials), Amdocs shall be the sole and exclusive owner of all intellectual property provided by Amdocs under this Agreement that Amdocs can demonstrate constitutes Amdocs Standard Materials.

          8.2.2 License to Standard Materials

               Amdocs hereby grants: (i) a royalty-free, fully-paid, perpetual, non-exclusive license to Sprint (or its designee), to use, copy, modify, and exploit [**] with respect to Subscribers or cancelled Subscribers [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 2.11 (Sprint Parties) hereof), with a right to enable Third Party service providers to use such Amdocs Standard Materials for the purpose of providing services to Sprint; and (ii) in addition to the license granted in clause (i) above, a royalty-free, fully-paid, non-exclusive license to Sprint (or its designee), to use, copy, modify, and exploit [**], and to allow the [**] the benefit of the use of, any Amdocs Standard Materials, and all derivatives thereof (subject to the provisions of Section 2.11 (Sprint Parties) hereof), with a right to enable Third Party service providers to use such Amdocs Standard Materials for the purpose of providing services to Sprint, [**] development and operational services similar to the Services hereunder with regard to utilization of the license granted under this clause (ii). Amdocs shall provide Sprint with a copy of all Amdocs Standard Materials in such media as requested by Sprint, together with object code, source code (if a condition for release of the Escrow Deposit has occurred), and Documentation.

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     8.3  Copyright Notice

          Sprint and Amdocs each agree to reproduce the copyright notice and any other legend of ownership and/or confidentiality on the original and any copies made of any materials of the other Party or any material containing Confidential Information of the other Party.

     8.4  Rights and Licenses

          8.4.1 Amdocs Third Party Materials

          Amdocs shall obtain from Third Parties all rights and licenses required to enable it to perform the Services without violating or infringing the rights of others. Amdocs' obligation in this regard shall, as to rights and licenses obtained from, through, or as a result of prior activity with Sprint, commence upon Amdocs having knowledge of the need for such right or license either through a Schedule to this Agreement, notice from Sprint, or as otherwise known by Amdocs. With respect to all technology used and to be used by Amdocs to perform the Services hereunder, whether proprietary to Amdocs or to any other person, Amdocs hereby grants and agrees to grant to Sprint, or cause to be granted by the licensor thereof, as the case may be, without additional charge to Sprint, such licenses and sublicenses as may be necessary in order for Sprint, and its authorized representatives, including Third Party service providers of Sprint, to use, or receive the benefit of the use by Amdocs of, such technology in connection with the Services or in connection with any other services that are related to, or come into contact with, the Services. In addition to the foregoing, Amdocs shall use commercially reasonable efforts to obtain advance written consents from Amdocs' licensors and lessors, to the extent possible, to the conveyance or assignment of all licenses and leases related to the Services to Sprint upon Disentanglement. If such advance consents cannot be obtained, Amdocs shall promptly notify Sprint's Project Manager and Sprint shall have the option to enter into the applicable license or lease in its own name. Amdocs further agrees that any licenses granted or obtained, or to be granted or obtained, by Amdocs under this Section 8 (Intellectual Property Rights) and subject to its provisions, shall extend to any assignee of substantially all of the assets or business of Sprint.

          8.4.2 Sprint Third Party Materials

          Schedule O (Sprint Third Party Materials) attached hereto contains a list of all hardware and software that Sprint will need to install, or have installed, in Sprint's facilities in order for Sprint to use those components of the Customized Product that need to be located in Sprint's facilities in order for Sprint to receive the Services (the "Sprint Third Party Materials). Not in limitation of the requirements provided in Section 2.5 (Upgrades and Enhancements) hereof, Amdocs shall provide Sprint with a written notice at least [**] months prior to implementing any change or upgrade to the Customized Product or any other software in the Data Center that would require Sprint to update, modify, or replace any of the Sprint Third Party Materials.

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9    INDEMNIFICATION AND INSURANCE

     9.1  Indemnity by Amdocs and Sprint

               (a) By Amdocs. Amdocs shall defend, indemnify and hold Sprint, its Affiliates, and their respective employees, officers, directors, agents, successors and assigns ("Sprint Indemnitees") harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney's fees, arising out of any claim by any Third Party against a Sprint Indemnitee for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets, (x) based upon the Amdocs Standard Materials, the Documentation, the Customized Materials, or any Third Party technology used by Amdocs in providing the Services (collectively, the "Services Technology") or (y) to the extent that it is an Amdocs-Generated Claim. Also, notwithstanding the foregoing, Amdocs shall indemnify the Sprint Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the Services Technology and Amdocs was offered the new release or version and did not move to same. Amdocs may, in its reasonable discretion, either procure a license to enable Sprint to continue to use, or receive the benefit of, such Services Technology or develop or obtain a non-infringing substitute reasonably acceptable to Sprint. Amdocs shall have no obligation to indemnify Sprint for any such claim or action to the extent that it is based upon: (i) modification of a program or machine by Sprint, any Third-Party contractor to Sprint, or any agent of Sprint unless such modification (whether made by Sprint or any such contractor or agent) has been approved in advance by Amdocs; (ii) Sprint's combination, operation or use with apparatus, data or programs neither furnished nor approved by Amdocs; (iii) the use by Sprint of any software provided to Sprint by any Third Party other than in accordance with relevant software licenses whether or not such license agreements are provided to Amdocs; (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Sprint by a party other than Amdocs and supplied by Sprint to Amdocs; or (v) any exact procedure, style, or graphic that Sprint requires Amdocs to follow or use in developing the Customized Product (such requirements, the "Sprint Requirements") (the occurrences set forth in clauses (i) through (v) above, the "Sprint-Generated Claims"). For the avoidance of doubt, the exception from Amdocs' indemnification obligation described in clause (v) shall not apply, and such occurrence shall not constitute a Sprint-Generated Claim, with respect to claims or actions (i) based upon the manner or methodology selected by Amdocs to execute the Sprint Requirements or (ii) for which Amdocs has not provided Sprint with written notice documenting the exact procedure, style or graphic that Amdocs is alleging meets the requirements of clause (v) and is the basis for Amdocs' claim that its indemnification obligations under this clause (a) do not extend to a particular action or claim for which a Sprint Indemnitee is seeking indemnification under this clause (a).

               (b) By Sprint. Sprint shall defend, indemnify, and hold Amdocs, its Affiliate, and their respective officers, directors, employees, agents, successors, and assigns ("Amdocs Indemnitees"), harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorney's fees, arising out of, any claim by any

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Third Party against any of them for actual or alleged infringement of any patent, trademark, copyright, or similar property right including misappropriation of trade secrets: (x) based upon software that is proprietary or non-proprietary to Sprint that Sprint requires Amdocs to use in performing the Services ("Sprint Software") (if any) or any Sprint Requirements; or (y) to the extent that it is a Sprint-Generated Claim. Also notwithstanding the foregoing, Sprint shall indemnify the Amdocs Indemnitees to the extent an infringement or claim of infringement could have been avoided by moving to a new release or version of the infringing Sprint Software and Sprint was offered the new release or version and did not move to same. Sprint may, in its reasonable discretion, either procure a license to enable Amdocs to continue to use any such infringing Sprint Software or any Sprint Requirements or develop or obtain a non-infringing substitute or modify Sprint's requirements so as to no longer require Amdocs to use the Sprint Software or any Sprint Requirements in performing the Services. Sprint shall have no obligation to indemnify Amdocs for any such claim or action to the extent that it is based upon: (i) modification of a program or machine by Amdocs, any Third-Party contractor to Amdocs, or any agent of Amdocs (other than pursuant to the Sprint Requirements, but including the manner or methodology selected by Amdocs to execute the Sprint Requirements); (ii) Amdocs' combination, operation, or use with apparatus, data, or programs not furnished by Sprint; (iii) the use by Amdocs of any software provided by any Third Party other than in accordance with relevant software licenses whether or not such licenses are provided to Sprint; or (iv) the use, in accordance with the applicable license agreement, of software owned by or licensed to Amdocs by a party other than Sprint and supplied by Amdocs to Sprint (the occurrences set forth in clauses (i) through (iv) above, the "Amdocs-Generated Claims").

     9.2  Tax Indemnity by Amdocs

          Amdocs shall defend, indemnify, and hold the Sprint Indemnitees harmless from and against any and all liabilities, losses, costs, damages, and expenses, including reasonable attorneys' fees and including any assessment for tax, interest or penalty, arising out of any claim by any federal, state, or local taxing authority relating to federal, state, or local sales or transaction taxes that Sprint has failed, or allegedly failed, to collect, if such failure or alleged failure is due to a mistake in billing caused by Amdocs in the course of its performance hereunder; provided, however, that in no event shall Amdocs be required to indemnify Sprint if such failure or alleged failure is due to errors inherent in the coding of the [**] software program or an error by Sprint and not due to an act or failure to act of Amdocs. The Parties hereby acknowledge that the indemnity described in this Section 9.2 (Tax Indemnity by Amdocs) is being provided on the basis of Amdocs' use of the [**] software program in performing the Services. If Amdocs, upon the mutual agreement of the Parties, at any time during the Term uses a different tax-related software program, in lieu of [**], Amdocs shall provide an equivalent tax indemnity to that contained herein with respect to mistakes in billing.

     9.3  Third Party Matters

               (a) Injury or Property Damages

               Without limiting Amdocs' obligations with respect to insurance as provided in Section 9.6 (Insurance) hereof, Amdocs and Sprint shall indemnify, defend, and hold

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the Sprint Indemnitees and Amdocs Indemnitees, respectively, harmless with respect to any Third Party claim alleging bodily injury, including death, or damage to tangible personal or real property, in the event that such injury or damage arises from physical acts or omissions that constitute negligence, willful misconduct, or violations of law by the indemnifying Party or its personnel, agents, or Subcontractors.

               (b) Mutual Indemnities

                    Each Party shall defend, indemnify, and hold the other Party's Indemnitees harmless from and against claims by Third Parties that may be brought against any such Indemnitee as a result of the commercial relationship existing between the Parties and that are based upon an alleged breach of any agreement by the indemnifying Party with such Third Party.

     9.4  Indemnification Procedures

          The indemnified Party shall follow the procedures set forth in this
Section 9.4 (Indemnification Procedures):

               (a) The indemnified Party shall promptly notify the Indemnifying Party in writing of a claim covered by this Section.

               (b) The indemnified Party shall not admit any liability whatsoever.

               (c) The indemnifying Party shall be entitled to take sole control of the defense and investigation of the claim (the "Defense") at its own expense, and to use attorneys of its choice, by providing prompt written notice to the indemnified Party. The indemnifying Party shall not be liable to the indemnified Party for any Defense Costs incurred after such notice, except for Defense Costs incurred at the indemnifying Party's request.

               (d) The indemnified Party shall cooperate in all reasonable respects with the indemnifying Party and its attorneys in the Defense of such claim, and may reasonably participate at its own expense, through its attorneys or otherwise, in such Defense; provided that such participation does not interfere with the indemnifying Party's Defense.

               (e) If the indemnifying Party does not take sole control of the Defense of a claim as provided in this subsection 9.4 (Indemnification Procedures):

                    (i) the indemnifying Party may participate in such Defense, at its sole cost and expense;

                    (ii) the indemnified Party shall have the right to defend the claim in such manner as it may deem appropriate; and

                    (iii) the indemnifying Party shall pay the indemnified Party's Defense Costs.

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               (f) All settlements of claims subject to indemnification under this Section shall:

                    (i) if requiring any admission of guilt by the indemnified Party, be entered into only with the consent of the indemnified Party, which consent shall not be unreasonably withheld; and

                    (ii) include an appropriate confidentiality agreement prohibiting disclosure of the terms of such settlement.

     9.5  Subrogation

          The indemnifying Party shall be subrogated to the rights and defenses of the indemnified Party to the extent of, and with respect to, the indemnifying Party's obligation to indemnify the indemnified Party under this Section 9 (Indemnification and Insurance).

     9.6  Insurance

               (a) Without limiting and separate from Amdocs' undertaking to defend, hold harmless, and indemnify the Sprint Indemnities as provided in
Section 9 (Indemnification and Insurance), Amdocs, at its own cost, shall procure, maintain, and keep in force and effect insurance under insurance policies issued by companies in good standing and licensed to do business in all locations where the Services are to be performed, with coverage written on an occurrence (rather than claims-made) basis besides Error & Omission and Cyber Liability which are claims-made, as follows:

                    (i) Workers' compensation insurance as provided for under any workers' compensation or similar law in the jurisdiction where work is performed with an employer's liability limit of not less than $500,000 for bodily injury by accident or disease. Amdocs' Workers' Compensation insurance policy will not be primary to any other insurance of Sprint. The undertaking in this subsection (i) does not apply to workers in [**];

                    (ii) Commercial general liability, including bodily injury, property damage, personal and advertising injury liability and contractual liability covering operations, independent contractor and products/completed operations hazards, with limits of not less than $1,000,000 combined single limit per occurrence and $2,000,000 annual aggregate, naming Sprint, its officers, directors and employees as additional insureds;

                    (iii) Business auto liability covering ownership, maintenance or use of all owned, hired and non-owned autos with limits of not less than $1,000,000 combined single limit per accident for bodily injury and property damage liability, The undertaking in this subsection (iii) does not apply to workers in [**];

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                    (iv) Umbrella/excess liability with limits of not less than
$5,000,000 combined single limit per occurrence and annual aggregate in excess of the commercial general liability, business auto liability and employer's liability;

                    (v) "Fire Extended" property insurance covering not less than the full replacement cost of Amdocs' (and subcontractor's, if any) personal property, with a waiver of subrogation in favor of Sprint as it is agreed that Sprint will not be held liable for loss or damage to any such property, except in cases of gross negligence or willful misconduct by Sprint or any entity or person on its behalf. Sprint will be named as a loss payee as its interest may appear;

                    (vi) Fidelity (crime) insurance including coverage for employee dishonesty, extended by endorsement, if necessary, for loss to Sprint property related to the performance of services under this Agreement in an amount not less than $1,000,000 naming Sprint as a loss payee;

                    (vii) Errors and omissions or Professional Liability Insurance with limits of $5,000,000 per claim and in the aggregate; and

                    (viii) Cyber-liability insurance with limits of 5,000,000 per claim and in the aggregate.

               (b) Except as specifically stated, the insurance policies listed above shall not be restricted by the country or state in which the Services are being performed. In the case of Services performed outside the United States and when required by law, the insurance must be placed with a company admitted to do business in that country.

               (c) Amdocs shall obtain and maintain the required coverage with insurers with A.M. Best ratings of not less than A-, VII and are licensed to do business in all jurisdictions where work is performed under this Agreement. Amdocs shall provide Sprint a certificate of Insurance, (ACORD Form 25S or equivalent), evidencing that all the required coverages are in force and provide that no policy will be cancelled without first giving Sprint [**] days notice. Amdocs shall endeavor to provide such notice in writing. All policies named above besides Workers' compensation will be primary to any insurance or self-insurance Sprint may maintain for acts or omissions of Amdocs or anyone for whom Amdocs is responsible.

               (d) If Amdocs utilizes subcontractors in performance of this Agreement, the subcontractors must meet the same insurance requirements as Amdocs. If a subcontractor does not meet the coverage requirements of this Section, the subcontractor must either supplement the deficient areas of coverage or Amdocs must certify that it has acquired sufficient coverage to supplement any deficiency of subcontractor.

10   LIMITATION OF LIABILITY; REMEDIES

     10.1 Limitation of Liability and Disclaimers

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          The liabilities of the Parties to one another in respect of matters relating to this Agreement are subject to the following provisions and limitations of this Section 9 (Limitation of Liability; Remedies):

               (a) EXCEPT AS OTHERWISE PROVIDED BELOW, THE AGGREGATE CUMULATIVE MONETARY LIABILITY OF SPRINT FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) SHALL BE LIMITED TO THE AMOUNT OF MONEY SHOWN TO BE OWED FOR SERVICES RENDERED AND UNPAID AND ANY AMOUNTS DUE UNDER SECTION 6.2.1 (FOR CONVENIENCE). THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1 (a) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF SPRINT'S LIABILITY SHALL NOT APPLY TO: (i) CLAIMS FOR INDEMNIFICATION BY SPRINT (SECTION 9.1 (INDEMNITY BY AMDOCS AND SPRINT)); (ii) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SUBSECTIONS 7.1-7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (iii) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 8 (INTELLECTUAL PROPERTY RIGHTS); AND (iv) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF SPRINT.

               (b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS' AGGREGATE CUMULATIVE MONETARY LIABILITY FOR ALL CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT NOTWITHSTANDING THE FORM (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) IN WHICH ANY ACTION IS BROUGHT, SHALL BE LIMITED TO (I) AS OF ANY DATE PRIOR TO FINAL ACCEPTANCE OF THE INITIAL RELEASE, AN AMOUNT EQUAL TO ALL AMOUNTS PAID BY SPRINT TO AMDOCS WITH RESPECT TO THE CUSTOMIZED PRODUCT AS OF SUCH DATE, PROVIDED THAT IF, AS A RESULT OF THE DISPUTE RESOLUTION PROCESS HEREUNDER, ANY MONIES ACTUALLY PAID BY SPRINT IN RESPECT OF THE CUSTOMIZED PRODUCT ARE RETURNED TO SPRINT, SUCH MONIES SHALL NOT BE COUNTED AGAINST THE LIMITATION DESCRIBED IN THIS CLAUSE (I); (II) AS OF ANY DATE FOLLOWING FINAL ACCEPTANCE OF THE INITIAL RELEASE, [**] DOLLARS ($[**]). EXCEPT AS OTHERWISE EXPRESSLY PROVIDED BELOW, AMDOCS' MONETARY LIABILITY IN RELATION TO ANY SINGLE EVENT OCCURRING FOLLOWING THE DATE OF FINAL ACCEPTANCE OF THE INITIAL RELEASE SHALL BE LIMITED TO [**] DOLLARS ($[**]); PROVIDED THAT FOR PURPOSES OF THIS
LIMITATION: (1) EACH PERIOD OF [**] DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES WITH RESPECT TO WHICH THERE IS A CPS DESIGNATED AS "HIGH" IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSS)), SHALL BE DEEMED A SEPARATE, SINGLE EVENT; AND (2) EACH PERIOD OF [**] DURING WHICH AMDOCS MATERIALLY FAILS TO PERFORM THE SERVICES CORRESPONDING TO THE PRODUCT DEFECT QUANTITY AND SEVERITY CPS AND THE CDR RATING THROUGHPUT CPS (EACH AS DESCRIBED IN SCHEDULE C (CREDITABLE PERFORMANCE SPECIFICATIONS (CPSS)), SHALL BE DEEMED A SEPARATE,

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SINGLE EVENT; AND (3) EACH OTHER OCCURRENCE ARISING OUT OF THE AGREEMENT SHALL
BE DEEMED A SEPARATE, SINGLE EVENT UNTIL THE CONCLUSION OF SUCH OCCURRENCE. THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1(B) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF AMDOCS' LIABILITY EITHER IN THE AGGREGATE OR WITH RESPECT TO ANY SINGLE EVENT SHALL NOT APPLY TO: (A) CLAIMS FOR INDEMNIFICATION BY AMDOCS (SECTION 9 (INDEMNIFICATION AND INSURANCE)) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 9.2 (TAX INDEMNITY BY AMDOCS));
(B) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SUBSECTIONS 7.1 - 7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (C) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY RIGHTS (SECTION 8 (INTELLECTUAL PROPERTY RIGHTS); (D) LOSSES ARISING OUT OF THE FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE OF AMDOCS; AND (E) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION
4.6.3 (NO TERMINATION OR SUSPENSION OF SERVICES) HEREOF OR UPON REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS' INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER. IN ADDITION, THE LIMITATIONS CONTAINED IN THIS SUBSECTION 10.1(B) (LIMITATION OF LIABILITY AND DISCLAIMERS) UPON THE AMOUNTS OF AMDOCS' LIABILITY WITH RESPECT TO ANY SINGLE EVENT SHALL NOT APPLY TO A BREACH OF AMDOCS' OBLIGATIONS HEREUNDER WITH RESPECT TO DISASTER RECOVERY SERVICES OR A DISASTER RECOVERY FAILURE.

               (c) AMDOCS ACKNOWLEDGES AND AGREES THAT THE FOLLOWING TYPES OF DAMAGES SHALL BE DEEMED RECOVERABLE BY SPRINT HEREUNDER: (I) ANY COMPUTABLE AMOUNTS (AS DEFINED IN SECTION 12 (DEFINITIONS; INTERPRETATION)); AND (II) ALL ADDITIONAL COSTS AND EXPENSES PAID OR INCURRED BY SPRINT; IN EITHER CASE AS A DIRECT RESULT OF ANY FAILURE BY AMDOCS TO PERFORM ITS OBLIGATIONS HEREUNDER, INCLUDING, IF SPRINT TERMINATES FOR DEFAULT HEREUNDER, ANY ADDITIONAL COSTS INCURRED BY SPRINT TO OBTAIN REPLACEMENT SERVICES COMPLYING WITH THE TERMS HEREOF.

               (d) NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY OR PUNITIVE DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF THE FORM IN WHICH ANY ACTION IS BROUGHT (E.G., CONTRACT, TORT, NEGLIGENCE, OR OTHERWISE) EXCEPT IN THE CASE OF LIABILITIES BASED UPON: (1) CLAIMS FOR INDEMNIFICATION OR OTHER AMOUNTS DUE UNDER SECTION 9 (INDEMNIFICATION AND INSURANCE) (OTHER THAN THE TAX INDEMNITY PROVIDED UNDER SECTION 9.2 (TAX INDEMNITY BY AMDOCS)); (2) CLAIMS WITH RESPECT TO A BREACH OF CONFIDENTIALITY (SUBSECTIONS 7.1 - 7.6 (CONFIDENTIAL INFORMATION AND SECURITY)); (3) CLAIMS WITH RESPECT TO A WILLFUL BREACH OF INTELLECTUAL PROPERTY

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RIGHTS (SECTION 8(INTELLECTUAL PROPERTY RIGHTS); (4) LOSSES ARISING
OUT OF FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE; OR (5) CLAIMS BASED UPON AN INTENTIONAL BREACH OF SECTION 4.6.3 (NO TERMINATION OR SUSPENSION OF SERVICES) BY AMDOCS (NO TERMINATION OR SUSPENSION OF SERVICES) OR UPON A REPUDIATION OF THIS AGREEMENT BY AMDOCS OR AMDOCS' INTENTIONAL REFUSAL TO PERFORM ITS DUTIES AND OBLIGATIONS HEREUNDER.

     10.2 Remedies

          10.2.1 Remedies

               If a Party commits a Default under this Agreement, the other Party shall be entitled to cause a termination of this Agreement in accordance with the provisions of Section 6.3 (Termination for Cause) and shall have all the remedies that may be available to it under law or in equity. Except to the extent specifically stated in this Agreement, no remedy set forth in this Agreement is intended to be exclusive of any other remedy, and each remedy will be in addition to every other remedy given hereunder, or now or hereafter existing at law, in equity, by statute, or otherwise, provided that a Party's recovery of damages pursuant to such remedies shall be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

          10.2.2 Attorney's Fees

               In the event of a Default by either Party, the prevailing Party shall be entitled to recover from the non-prevailing Party reasonable attorney's fees and costs in connection with any action by the prevailing Party in pursuing enforcement of the terms of this Agreement or any other remedies. For the avoidance of doubt, the attorney's fees and costs are considered to be within the monetary limitations of liability specified in Section 10.1 (Limitation of Liability and Disclaimers) above.

     10.3 Breach

          The Parties acknowledge that the failure of a Default to constitute a basis for termination of this Agreement pursuant to Section 6.3 (Termination for Cause) shall not preclude the aggrieved Party from seeking other remedies available to it under law or in equity for such Default, none of which is exclusive and any or all of which may be pursued, except as otherwise provided herein; provided that a Party's recovery of damages pursuant to such remedies shall be subject to this Agreement, including any limitations on liability and exclusions on recoverable damages and remedies stated in this Agreement.

     10.4 Delay

          In the event of any Delay, Amdocs will, as soon as practicable after the occurrence of the Delay, notify Sprint in writing. The notice will include specific details of the Delay, including without limitation, the estimated impact on the applicable timetable under the

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Agreement and the estimated amount, if any, of additional Services required. If
Sprint disputes any of the matters set forth in Amdocs' notice, the matter will be resolved through the dispute resolution process of this Agreement. If Sprint does not cure the Delay and it directly causes a cumulative increase of at least [**] Business Days to complete the Services set forth in the applicable Additional Services Order or otherwise directly causes a failure by Amdocs to comply with the requirements of an Additional Services Order, then Amdocs will be granted an extension of the project schedule for a period not longer than the length of the corresponding Delay, but only to the extent set forth in (i) Amdocs' notice, if Sprint does not dispute the notice and subsequent Delays (if the Delay is continuous), or (ii) in a written agreement resulting from the dispute resolution process and solely with respect to the matters described therein. Except for payments for actual efforts and expenses incurred by Amdocs as a result of a Delay for which Amdocs has complied with the requirements of this Section, to the extent such efforts and expenses are described in written notices required under this Section and Sprint agrees that such efforts and expenses were incurred by Amdocs as a result of a Delay and the amounts set forth in such written notices (in which case Sprint shall issue a valid and applicable Sprint purchase order therefor based on the above Amdocs' notices), Amdocs shall not be entitled to any relief with respect to any Delay other than in compliance with the timely notice and other requirements of this Section. For avoidance of doubt, if Sprint disputes that such efforts and expenses were incurred by Amdocs as a result of a Delay or the amounts set forth in such written notices, Sprint shall pay to Amdocs the undisputed portion of such amounts. Sprint's failure to give Acceptance of a deliverable under this Agreement will not constitute a Delay if and to the extent that such deliverable did not meet the requirements of this Agreement.

11   WARRANTY

     11.1 Authorization and Enforceability

          Each Party represents and warrants that:

               (a) it has all requisite corporate power and authority to execute, deliver, and perform its obligations under the Agreement;

               (b) its signing of and agreement to the Agreement have been duly authorized by all requisite corporate actions;

               (c) it has signed and agreed to the Agreement; and

               (d) the Agreement is a valid and binding obligation, enforceable against it in accordance with its terms (assuming the due authorization, execution, and delivery by the other Party).

     11.2 Compliance with Laws and Obligations

               (a) Amdocs represents, warrants, and covenants that it shall comply with the Amdocs Legal Requirements to the extent that such Amdocs Legal Requirements relate to the performance of its obligations under the Agreement.

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               (b) Sprint represents, warrants, and covenants that it shall comply with the Sprint Legal Requirements to the extent that such Sprint Legal Requirements relate to the performance of its obligations under the Agreement.

     11.3 Additional Amdocs' Representations, Warranties and Covenants

          Amdocs represents, warrants, and covenants that:

               (a) It shall provide all Services in accordance with this Agreement, and that all Services provided under this Agreement shall be provided in a timely, professional, and workmanlike manner consistent with standards of quality and integrity customary in the industry, and shall meet the performance standards required under this Agreement.

               (b) It will ensure that all Services, equipment, machines, networks, software and other resources utilized by Amdocs in providing the Services shall be fully and successfully integrated and interfaced with and shall be compatible with, the services, systems, items, and other resources of Sprint, or that are being provided to Sprint by Third-Party service providers.

               (c) As of the date of Final Acceptance, the Customized Product and the Services will be free from any material defects and will perform in accordance with the Specifications.

               (d) All Deliverables that constitute software or hardware will be free from any Disabling Device. Amdocs will use industry best practices regularly to identify, screen, and prevent any Disabling Device in the Services and Deliverables and will not itself intentionally or negligently install or suffer the installation of any Disabling Device in the same. Amdocs will assist Sprint in reducing the effects of any Disabling Device discovered in any of the Services or Deliverables.

               (e) Deliverables may contain software that refers to, or is based upon, an open source software, or that is "copylefted"; provided that Amdocs shall use best efforts to make sure that the usage of such components as part of the Deliverables is permitted in accordance with the applicable software licenses.

               (f) It shall maintain in effect, all licenses and permits necessary for it to provide the Services contemplated by this Agreement.

               (g) The Services and Deliverables provided by Amdocs under this Agreement, and Sprint's exercise of any intellectual property rights granted under this Agreement, will not infringe or otherwise violate any statutory or other rights of any third party in or to any intellectual property rights in accordance with any applicable law of any applicable jurisdiction, including without limitation, copyrights, patent, trade secrets trademarks or moral rights, and no third party has, to Amdocs' knowledge, asserted or has threatened or has or will

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have any reasonable basis to assert such a claim (other than claims for which
Amdocs has reasonably concluded that there is no substantial basis).

               (h) It owns or leases and will at all times own or lease, or have a right to use, free and clear of all liens and encumbrances, other than lessors' interests, or security interests of Amdocs' lenders, appropriate right, title, or interest in and to the tangible property and technology and the like that Amdocs intends to use or uses to provide such Services and in and to any related patent, copyright, trademark, and other proprietary rights, or has received or will receive appropriate licenses, leases, or other rights from Third Parties to permit such use.

               (i) The Amdocs' Key Personnel, Amdocs' Program Manager and all other Amdocs' Personnel assigned by Amdocs or its Subcontractors to perform Amdocs' obligations under this Agreement shall have experience, training and expertise at least customary in the industry for their responsibilities in the business in which Amdocs is engaged and shall have sufficient knowledge of the relevant aspects of the Services and shall have or promptly obtain sufficient knowledge of Sprint's practices and areas of expertise to enable them to properly perform the duties and responsibilities assigned to them in connection with this Agreement. In addition to meeting all requirements for the Services set forth herein, the Services shall conform to commercial standards customary in the industry applicable to such Services in the business in which each of Sprint and Amdocs is engaged.

               (j) Amdocs' Personnel are legally able and authorized to work in the United States. At Sprint's request, Amdocs shall audit its compliance with this Section and deliver to Sprint a written certification, within [**] business days after Sprint's request, that Amdocs Personnel working in the United States are legally authorized to do so.

               (k) With respect to Year 2000 Compliance:

                    (i) the following shall be Year 2000 Compliant: all Customized Materials and Standard Materials used by Amdocs, or approved by Amdocs for utilization by Sprint, in connection with the Services.

                    (ii) Third-Party-developed machines and Third-Party software that do not contain functions or features designed primarily or specifically for Sprint's use or benefit and that do not pertain to Sprint's business, products, or systems (other than any machines, software, or other Third-Party Standard Materials otherwise provided to Amdocs by Sprint) shall not be used to perform the Services until and unless the following occur: (a) Amdocs obtains from such Third Party a statement as to the degree such Third Party's and Third Party Standard Materials to be used are Year 2000 Compliant; (b) Amdocs takes reasonable steps to determine the degree of Year 2000 Compliance when such a statement cannot be obtained from such Third Party; (c) Amdocs informs Sprint prior to using such machines and/or Third Party Standard Materials, if it has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definitions of Year 2000 Compliant; and (d) Amdocs obtains Sprint's approval to use such machines and/or Third Party Standard Materials, if Amdocs so informs Sprint that Amdocs has reason to believe that such machines and/or Third Party Standard Materials do not materially meet the definition of Year 2000

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Compliant. Notwithstanding the foregoing, Amdocs shall not use machines or Third
Party Standard Materials that Amdocs has reason to know are not Year 2000 Compliant without Sprint's prior written approval.

                    (iii) For purposes of this Agreement, Year 2000 Compliant means that at all times, during and after the year 2000, the relevant assets, resources, or systems shall, without modification or human intervention, receive, enter, recognize, store, process, exchange with other programs and networks and systems that exchange data with them (provided, however, that if such other programs, networks, or systems are not owned by Sprint or utilized by Amdocs in providing the Services, they must be Year 2000 Compliant.

                    (iv) In the event of a non-conformity with the warranty in this subsection, Amdocs shall, at Amdocs' expense, promptly provide Sprint with the necessary modification, correction, or enhancement to such materials including such Third Party Standard Materials to render them in compliance with this warranty.

               (l) The Documentation is, and will continue to be, complete and will accurately describe the Customized Product and the Services so as to enable a reasonable data-processing professional with skills and experience customary in the industry to utilize the Customized Product and the Services for all purposes hereunder, and the Documentation will be promptly and accurately updated to reflect all Additional Releases and the Services and any and all other modifications, enhancements, updates, error corrections, improvements, and the like to the Customized Product and the Services, and all such updates will be of a quality equal to or better than that of the initial Documentation provided to Sprint.

EXCEPT AS PROVIDED BY THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, AND THERE ARE NO IMPLIED WARRANTIES, REPRESENTATIONS, UNDERTAKINGS, OR CONDITIONS (STATUTORY OR OTHERWISE) BY EITHER PARTY, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, IN THIS AGREEMENT OR ANY AGREEMENT. EACH PARTY'S SOLE REMEDY FOR BREACH OF WARRANTIES BY THE OTHER PARTY SHALL BE THE CORRECTION OF SUCH BREACH BY THE OTHER PARTY AS SOON AS PRACTICABLE; PROVIDED, HOWEVER, THAT THIS SENTENCE SHALL NOT AFFECT OR DIMINISH EITHER PARTY'S RIGHTS UNDER ANY OTHER SECTION OF THIS AGREEMENT, OR EITHER PARTY'S RIGHTS TO RECOVER ALL DAMAGES, TO THE EXTENT AVAILABLE UNDER THIS AGREEMENT, WITH RESPECT TO ANY ACT OR FAILURE TO ACT BY THE OTHER PARTY.

12   DEFINITIONS; INTERPRETATION

     12.1 Defined Terms

     Capitalized terms used herein without definition shall have the meanings ascribed to them below:

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          12.1.1 Acceptance Testing

               "Acceptance Testing" shall mean the end to end business scenario testing in a "near production" environment, in which Amdocs and Sprint verify that the requested functionality defined in the applicable Impact Assessment Documents and API DFS is supported by the Customized Product as well as ensuring that the end to end business flows function as required.

          12.1.2 Actual Percentage

               "Actual percentage" shall have the meaning set forth in Section 6E of Schedule D (Charges).

          12.1.3 ACU Document

               "ACU Document" or "Amdocs CASE Utilities Document" shall mean the data dictionary of the full database, including application, reference and security tables.

          12.1.4 Additional Customization Services

               "Additional Customization Services" means any modifications not performed in connection with the Impact Assessment Document(s) for the CTA Releases that are requested by Sprint and approved by the Parties under Section
2.1.2 (Additional Releases) as an Additional Release.

          12.1.5 Additional Data Center

               "Additional Data Center" has the meaning set forth in Section 2.9 (Location of Service Providers).

          12.1.6 Additional Disentanglement Period

               "Additional Disentanglement Period" has the meaning set forth in
Section 6.5.1 (Disentanglement Process).

          12.1.7 Additional Licenses

               "Additional Licenses" means any license, purchased by Sprint under the Agreement, to use Amdocs' software products other than those for which licenses have been purchased by Sprint at the time of execution of this Agreement.

          12.1.8 Additional Licenses Fees

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               "Additional Licenses Fees" means the license fees to be paid by
Sprint for the Additional Licenses.

          12.1.9 Additional Release

               "Additional Release" has the meaning set forth in Section 2.1.2 (Additional Releases).

          12.1.10 Additional Services

               "Additional Services" means the services, and, if applicable, hardware and third-party software, described in the Additional Services Orders.

          12.1.11 Additional Services Fees

               "Additional Services Fee" means the fees to be paid by Sprint to Amdocs for the Additional Services as provided for in the Additional Services Orders.

          12.1.12 Additional Services Order or ASO

               "Additional Services Order" or "ASO" means a Sprint document issued under Section 2.7 of this Agreement, executed, confirmed or acknowledged in writing by both parties, ordering Additional Services from Amdocs.

          12.1.13 Affiliate

               "Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, whether through ownership of voting securities or otherwise. For this purpose, and without limiting the foregoing, any Person that has the power to vote [**]% or more of the voting interests of any other Person or owns [**]% or more of the beneficial interests in income or capital shall be deemed to control such other Person. If a Person owns more than [**] percent ([**]%) of the outstanding voting securities of another Person, such other Person shall be considered both an Affiliate and a Subsidiary.

          12.1.14 Agreement

               "Agreement" shall mean this Agreement between Sprint and Amdocs, including all attachments, Exhibits, and Schedules hereto, as amended from time to time.

          12.1.15 Air Summary Mapping

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               "Air Summary Mapping" shall mean the air summary mapping to the invoice.

          12.1.16 ALS (Alternate Line Service)

               ALS is a service offered by Sprint that allows for additional PTNs to be added to a single SIM.

          12.1.17 Amdocs

               "Amdocs" has the meaning set forth in the Preamble hereto.

          12.1.18 Amdocs Competitor

               "Amdocs Competitor" means (i) any of the Persons listed on Schedule N (Party Competitors) as revised by mutual agreement of the Parties; and (ii) any Subsidiary of the entities referred to in clause (i).

          12.1.19 Amdocs Indemnitees

               "Amdocs Indemnitees" has the meaning set forth in Section 9 (Indemnification and Insurance).

          12.1.20 Amdocs Integration Testing

               "Amdocs Integration Testing" shall mean the testing of the integration between the main systems (e.g. Ensemble, Amdocs Charging, OLC).

          12.1.21 Amdocs Legal Requirements

               "Amdocs Legal Requirements" means the laws and regulations applicable to Amdocs.

          12.1.22 Amdocs Program Manager

               "Amdocs Program Manager" means the individual who is so designated in Schedule G (Key Personnel and Program Manager) and any subsequent holder of that position designated and approved under the terms and conditions of Section 4.2 (Key Personnel and Program Manager).

          12.1.23 Amdocs Rate

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               "Amdocs Rate" means the Labor Rate for Additional Services as defined in Section 7 of Schedule D, increased annually by [**] percent ([**]%) effective each January 1 commencing on January 1, 2007.

          12.1.24 Amdocs Testing Activities

               "Amdocs Testing Activities" has the meaning set forth in Section
4.5.1 (Software Component Testing).

          12.1.25 API DFS

               "API DFS" or "Application Programming Interface Detailed Functional Specifications" shall mean the detailed functional changes regarding the Amdocs APIs, which allows client development teams to modify applications utilizing any APIs.

          12.1.26 Arbitrator

               "Arbitrator" means each arbitrator defined in Section 13.6 (Governing Law And Jurisdiction).

          12.1.27 Asset Upgrade

               "Asset Upgrade" has the meaning set forth in Section 2.5 (Upgrades and Enhancements).

          12.1.28 Audits

               "Audits" has the meaning set forth in Section 13.2 (Audits, Records).

          12.1.29 BAN (Billing Account Number)

               BAN is the Sprint account number under which a single or multiple Subscribers are invoiced by the Customized Product for Sprint services.

          12.1.30 Bill Layout Document

               "Bill Layout Document" shall mean the examples of the appearance and layout of the new bill images for each type of invoice.

          12.1.31 Billing Map

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               "Billing Map" shall mean the diagrams of the new billing maps for the new version of the Customized Product.

          12.1.32 Build Notes

               "Build Notes" shall mean the list and description of all enhancements and defects corrected for the new version of the Customized Product.

          12.1.33 Change in Control

               "Change in Control" has the meaning set forth in Section 6.2.2 (Change in Control).

          12.1.34 Committed Operation Services

               "Committed Operation Services" has the meaning set forth in
Section 2.3 (Committed Operation Services).

          12.1.35 Computable Amounts

               "Computable Amounts" means any amount that was not billed to a customer of Sprint in accordance with Sprint's routine billing cycle process with respect to which Sprint reasonably determines it would not be able to bill such customer on, or prior to, the monthly bill sent out to such customer during Sprint's next routine billing cycle for such customer; provided that the failure to bill such amount in Sprint's routine billing cycle was due to an error (unless caused by Sprint or any of its Affiliates, employees, agents or representatives): (i) in Amdocs' performance of the Services or (ii) in the Customized Product; and provided, further, that Sprint shall be required to use reasonable commercial efforts to bill such customer on, or prior to, the monthly bill sent out to such customer during Sprint's next routine billing cycle for such customer (with a correction bill, if any, being sent prior to such subsequent bill being prepared and sent at Amdocs' expense).

          12.1.36 Confidential Information

               "Confidential Information" means (a) as to either Party, all technical information, materials, data, reports, programs, documentation, diagrams, concepts, techniques, processes, inventions, knowledge, know-how, and trade secrets, whether in tangible or intangible form, whether disclosed or conveyed by visits to a Party's or a Party Affiliate's facilities, whether or not marked or otherwise identified as confidential, and whether in written form or readable by machine, or disclosed orally, developed or acquired by such Party or any Affiliate thereof; (b) as to either Party, all information and data relating to such Party's practices, customer information, account information, information regarding business planning and business operations, management information services, costs, or margins that is not generally known by others in the same line of business; (c) as to either Party, any information that such Party identified to the other as confidential by a stamp or other similar notice; (d) as to either Party, this Agreement (subject to Section 13.11 (Publicity) hereof); (e) as to either Party, all

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other information relating to such Party or Affiliate thereof that a reasonably prudent technician would expect not to be made available to Third Parties without restriction or payment; and (f) as to Sprint, all Sprint Data (including any Sprint Data contained in any Customized Materials) and any Customized Materials (subject to Section 8.1.2 (Licensed Rights for Sprint).

          12.1.37 Continuation Services

               "Continuation Services" has the meaning set forth in Section
6.5.1 (Disentanglement Process).

          12.1.38 Conversion Testing

               "Conversion Testing" means testing to ensure that data from the legacy Sprint platform and any other existing Sprint data source from which the Customized Product will receive data is properly extracted, converted, and uploaded to the Customized Product database and functions properly with the Customized Product.

          12.1.39 Cost to Achieve (CTA)

               "Cost to Achieve" or "CTA" means the costs associated with the development and implementation of and migration to the Customized Product.

          12.1.40 CPSs

               "CPSs" means, in relation to the Services, the Creditable Performance Specifications regarding the performance, availability, capacity, response times or other levels or standards in respect of the Services specified in Schedule C (Creditable Performance Specifications (CPSs)).

          12.1.41 CR Clarification Questions

               "CR Clarification Questions" shall mean Amdocs' response to Sprint-originated questions regarding requested changes or Amdocs' request for clarification from Sprint on the wording and/or purpose and/or business impacts regarding the submitted CR.

          12.1.42 CR Estimation

               "CR Estimation" shall mean an estimate of the number of hours required to implement the requested change in the Customized Product.

          12.1.43 CR Packaging

               "CR Packaging" shall mean an estimate of how the requested change will be packaged for release (i.e., part of a major release, as a fast track, etc.).

          12.1.44 Critical Defaults

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               "Critical Defaults" has the meaning set forth in Section 6.3.1
(Critical Defaults).

          12.1.45 Critical Personnel

               "Critical Personnel" means those personnel of Amdocs who are so designated on Schedule G (Key Personnel and Program Manager) and their respective replacement personnel designated and approved under the terms and conditions of Section 4.2 (Key Personnel and Program Manager).

          12.1.46 [**]

               "[**]" shall have the meaning set forth in Section 2.1.1(f) of this Agreement.

          12.1.47 CTA Functionality

               "CTA Functionality" means all of the (i) Customizations (including, without limitation, all features and functions of the Customized Product) included in the high-level description of the Customized Product in Schedule A (Customized Product Functionality, Implementation and Conversion Roles and Responsibilities), and (ii) additional Customizations (including, without limitation, all features and functions of the Customized Product) set forth in the various Implementation Service Orders as to be implemented as part of the Initial Release and/or Additional Releases prior to the achievement of the Final Conversion Milestone.

          12.1.48 CTA Releases

               "CTA Releases" means (i) the Initial Release, (ii) the first three subsequent Additional Releases; and (iii) the portion of any other Additional Releases, as described in Section 2.1.1(f), containing CTA Functionality.

          12.1.49 Current Year Subscribers

               "Current Year Subscribers" means the total number of postpaid, retail, Wholesale and Prepaid Subscribers on the applicable anniversary date of Acceptance of the Final Conversion Milestone.

          12.1.50 Customized Product

               "Customized Product" means the integrated product containing the Generic Product and the Customization (whether such Customization was developed under the Original Agreement or this Agreement).

          12.1.51 Customized Materials

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               "Customized Materials" means all tangible and intangible
information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, know-how, techniques, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law, created, invented or conceived for Sprint's use or benefit in connection with this Agreement and that are the result of Customization Services hereunder. Customized Materials shall not include the Generic Product but shall include the modifications produced hereunder to the Generic Product. Customized Materials includes all copyright, patent, trademark, trade secret, and other proprietary and intellectual property rights, if any, in the Customized Materials.

          12.1.52 Customization

               "Customization" means the required modifications to the Generic Product or the previously customized version of the Generic Product (as the case may be) to be developed in accordance with the applicable Specifications in order to develop the resultant Customized Product.

          12.1.53 Customization Services

               "Customization Services" means the services to be provided by Amdocs in order to develop the Customized Product in accordance with the applicable Specifications.

          12.1.54 Data Center

               "Data Center" means the premises from which Amdocs or any of its Subcontractors will operate the Customized Product. The location of each Data Center is set forth on Schedule E (Data Centers).

          12.1.55 Data Dictionary

               "Data Dictionary" shall mean the identification and definition of all data types maintained in the database of the Customized Product and will be delivered via the ACU Document.

          12.1.56 Data and Modified Data

               "Data and Modified Data" has the meaning set forth in Section
13.3 (Data Privacy).

          12.1.57 Default

               "Default" shall mean the occurrence of any of the following:

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               (a) Sprint's determination, with respect to all CPSs listed in
Schedule C, Section I (Scope) (unless otherwise stated), that (i) during any [**] month period of time (A) Amdocs has been assessed [**] percent ([**]%) of the total possible [**] month period or (B) [**]% of the total possible [**] during such [**] month period; or (ii) during any [**] month period of time, [**]% of the total possible [**], or (iii) at any time, Amdocs has been assessed an [**] of the possible [**] or higher with respect to each of [**].

               (b) a failure by Amdocs to use all reasonable efforts to avert, prevent, or avoid any threatened or actual interruption or shutdown (of any material duration) of any Data Centers or Additional Data Centers to the extent that a material deficiency with respect to the Services directly or indirectly is caused by such interruption or shutdown;

               (c) a commission by a Party of a material breach of any obligation to the other Party under Section 7 (Confidential Information and Information Security) hereof (including but not limited to such breach by Amdocs relating to Sprint Data) or Section 8 (Intellectual Property Rights) hereof, provided that such breach, if curable, is not cured within [**] calendar days after notification by the other Party of such breach;

               (d) insolvency of Amdocs; general failure of Amdocs to pay its debts as they become due; entrance of Amdocs into receivership or any arrangement or composition with creditors generally; filing of a voluntary or involuntary petition or other action or proceeding for bankruptcy or reorganization or dissolution or winding-up of Amdocs; a general assignment for the benefit of creditors of Amdocs; or a seizure or a sale of a material part of Amdocs' property by or for the benefit of any creditor or governmental agency;

               (e) an assignment or attempted assignment in violation of Section
13.1 (Assignment and Binding Nature) hereof; provided, however, that an attempted assignment, made in the good faith belief that it is valid under such
Section 13.1 (Assignment and Binding Nature), shall not represent a Default of a Party, if such Party promptly notifies the other Party of the attempted assignment and promptly ceases to attempt the assignment after notification from the other Party that such attempted assignment is in violation of such Section
13.1 (Assignment and Binding Nature);

               (f) a failure by a Party (i) to observe and perform any other material obligation, covenant, or condition under this Agreement and the failure by the breaching Party to cure such material default within [**] calendar days after the breaching Party has received notice of such default (including but not limited to, with respect to Amdocs, a material breach of Amdocs' obligations under paragraphs (a) and (b) of Section 2.11 (Sprint Policies) hereinabove; provided, however, that with respect to Sprint, the only failure that may constitute a Default by the terms of this clause (f) of this Section 12.1.57 (and such Default shall be deemed a Critical Default) is Sprint's failure to pay Amdocs in accordance with the provisions of this Agreement more than [**] percent ([**]%) of Amdocs' charges relating to a period of [**] days or more hereunder; provided that (x) such charges are at least [**] days past due; (y) Amdocs has advised Sprint's Program Manager in writing of Sprint's failure to make timely payment of such amounts and that Amdocs reserves the right to terminate or suspend the Services in accordance with the

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Agreement if such amounts are not fully paid within [**] days of Amdocs' above written notice, and (z) Sprint has not paid such amounts in full by the later of the [**] day period specified in (x) above or the [**] day period specified in
(y) above; and provided further, however, that, notwithstanding anything to the contrary provided herein, there shall not be deemed to have occurred a Default of Sprint hereunder in the event that Sprint has failed to pay Amdocs, in accordance with this Agreement, any portion (i.e., up to [**] percent ([**]%)) of Amdocs' charges relating to such period of [**] days or more, if with respect to any amount greater than [**]%) of Amdocs' charges relating to such period of [**] days or more, Sprint's Chief Information Officer or Chief Operations Officer shall have determined reasonably and in good faith that such amount is a "disputed amount" in accordance with Section 5.3.10(d) (Payments) hereof.

               (g) the awarding to Sprint of cumulative damages hereunder as of any date subsequent to Final Acceptance of the Initial Release, in an aggregate amount of [**] Dollars ($[**]).

          12.1.58 Defense

               "Defense" has the meaning set forth in Section 8 (Indemnification and Insurance).

          12.1.59 Define Phase

               "Define Phase" means the initial stage in the implementation (also known as Planning within the Amdocs lifecycle methodology), which phase shall include, but not be limited to, architecture blueprints, business impact analysis (a Sprint deliverable), concept and detailed business requirements, estimated costs (if any additional), a financial scorecard, feasibility assessments, test approaches, an IT evolution plan (a Sprint deliverable), scorecards (a Sprint deliverable)and strategy maps (a Sprint deliverable). For clarity, Amdocs shall provide to Sprint as part of the Define Phase the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): a SWAG, CR Estimation, Proposed CR Packaging, CR Clarification Questions and any other documents called for by the Amdocs lifecycle methodology for this Phase.

          12.1.60 Delay

               "Delay" means a delay in a project schedule or the failure of any assumption stated in an Additional Services Order that (i) Amdocs reasonably believes Sprint caused by an act or omission, and (ii) directly causes a material delay in Amdocs' performance.

          12.1.61 Deliverables

               "Deliverables" means any item delivered or produced by Amdocs or required to be delivered or produced by Amdocs as the result of Services rendered under this

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Agreement. Deliverables may include, but are not limited to, tangible and intangible work product, information, data, reports, designs, memoranda, lists, diagrams, schedules, analyses, procedures, specifications, programs, computer systems, technology, materials, documentation and like items, whether in hard copy or electronic media, incidental to, and containing and embodying the results of, the Services performed under this Agreement.

          12.1.62 Demand Phase

               "Demand Phase" means the sixth stage in the implementation (also known as Operations or End of Life within the Amdocs lifecycle methodology. For clarity, Amdocs shall provide to Sprint as part of the Demand Phase the following Deliverables (and any other Deliverables mutually agreed to by the Parties): Project Run Books; Operational Reporting and Operational Scorecards and any additional Deliverables mutually agreed to by the Parties).

          12.1.63 Deploy Phase

               "Deploy Phase" means the fifth stage in the implementation (also known as the Testing, Implementation, and Post-Production within the Amdocs lifecycle methodology), which phase shall include, but not be limited to, System Testing, Acceptance Testing, PLAB, Bill Validation, ITV, Usage Validation, Workforce Readiness Review, Business Readiness Review, User Communications, Implementation, Deployment, Production Support, Lessons Learned, Master release documents, the application deployment schedule, the go/no go decision communication, Ensemble Business Readiness (EBR) Review, Final Technical Release Notes, checklist reports and problem/incident records. For clarity, Amdocs shall provide to Sprint as part of the Deploy Phase the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): Build Notes; a Finalized Technical Release Notes; Implementation Swim Lane and Checklist; Implementation Contact and Escalation List; Finalized Functional Release Notes and any other documents called for by the Amdocs lifecycle methodology for this Phase.

          12.1.64 Design Phase

               "Design Phase" means the third stage in the implementation (also known as Design within the Amdocs lifecycle methodology), which phase shall include, but not be limited to, application design documentation, application model documentation, infrastructure engineering design documentation and integrated design documentation. For clarity, Amdocs shall provide to Sprint as part of the Design Phase the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): Impact Assessments, hardcopy documentation and session walkthroughs, Reference Table Requirements; API DFS; and any other documents called for by the Amdocs lifecycle methodology for this Phase. For avoidance of doubt, Amdocs shall, upon Sprint's request, share with Sprint any design documents of the Customized Product that are available.

          12.1.65 Develop Phase

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               "Develop Phase" means the fourth stage in the implementation
(also known as Development within the Amdocs lifecycle methodology), which phase shall include, but not be limited to, detailed design, programming, subsystem testing, application test plans, implementation plans, test execution signoff for system testing, integrated quality checkpoint checklists, a master project test plan, release testing guidelines, test summary reports, problem records, and a software configuration management plan. For clarity, Amdocs shall provide to Sprint as part of the Develop Phase the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): Functional Release Notes; Software Release Notes; Technical Release Notes; Bill Layout Documents; Billing Map; SAS Documents (if applicable); Screen and Report Documents; ACU Document; ERD Document; Data Dictionary; DFD; System Test Results; Screen Change Report; Report Change Report; Air Summary Mapping; Traffic Management System Layout Documents and any other documents called for by the Amdocs lifecycle methodology for this Phase.

          12.1.66 Disabling Device

               "Disabling Device" means any timer, clock, counter, or other limiting design or routine or uncorrected known vulnerability that may cause software or any data generated or used by it to be erased, become inoperable or inaccessible, or that may otherwise cause such software to become temporarily or permanently incapable of performing in accordance with this Agreement, including without limitation, (i) any Disabling Device that is triggered after use or copying of such software or a component thereof a certain number of times, or after the lapse o a period of time, or in the absence of a hardware device or after the occurrence or lapse of any other triggering factor or event or due to external input, including across a computer network and (ii) any Disabling Device that communicates with external resources without Sprint's knowledge or express authorization. Disabling Device includes software commonly referred to as a virus, worm, Trojan horse, spyware, adware or backdoor.

          12.1.67 Disaster

               "Disaster" means an event that causes an unplanned interruption of information processing at any Data Center that, in turn, results in a significant impairment of the ability of Amdocs to perform the Services at the Data Center, which event is outside of Amdocs' control. Examples of a Disaster are: (a) loss of the building to fire; (b) loss of power to a Data Center due to hurricane damage; and (c) inability to access a Data Center due to a chemical spill.

          12.1.68 Discover Phase

               "Discover Phase" means the second stage in the implementation (also known as Scoping within the Amdocs lifecycle methodology), which phase shall include, but not be limited to, functional requirements sign off, High Level estimates for the various change requests, integrated quality checkpoint checklists/reports, master project test plans, system requirements, application design documents, infrastructure engineering design documents, and ongoing project status reports. For clarity, Amdocs shall provide to Sprint as part of the Discover

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Phase the following Deliverables (and any additional Deliverables mutually agreed to by the Parties): updated SWAG high-level estimates and any other documents called for by the Amdocs lifecycle methodology for this Phase.

          12.1.69 Discretionary Credits

               "Discretionary Credits" means the credits described in Section 6D of Schedule D (Charges).

          12.1.70 Disentanglement

               "Disentanglement" has the meaning set forth in Section 6.5 (Transfer Assistance (Disentanglement)).

          12.1.71 Disentanglement Notice

               "Disentanglement Notice" has the meaning set forth in Section
6.5.2 (General Obligations).

          12.1.72 Disentanglement Services

               "Disentanglement Services" has the meaning set forth in Section
6.5.1 (Disentanglement Process).

          12.1.73 Dispute Resolution Process

               "Dispute Resolution Process" means the process described in
Section 4.6 (Dispute Resolution).

          12.1.74 Documentation

               "Documentation" means, collectively, (a) all of the written, printed, electronic or other format materials published or otherwise made available by Amdocs that Amdocs uses to perform the Services; (b) all user, operator, system administration, technical, support and other manuals and all other written, printed, electronic or other format materials to be provided by Amdocs under this Agreement, or to be provided by Amdocs pursuant to agreement of the Parties.

          12.1.75 Due Date

               "Due Date" has the meaning set forth in Section 5.3.2 (Invoicing of License, and Implementation and Conversion Fees).

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          12.1.76 Effective Date

               "Effective Date" has the meaning set forth in the Preamble hereto.

          12.1.77 ERD Document

               "ERD Document" or "Entity Relationship Diagrams Document" shall mean the diagrams of how the database tables are related to one another. This is delivered to Sprint by Amdocs via the ACU Document.

          12.1.78 Essential Agreement

               "Essential Agreements" has the meaning set forth in Section 6.5 (Transfer Assistance (Disentanglement)).

          12.1.79 Exit Fee

               "Exit Fee" means each of the exit fees set forth in Schedule I (Exit Fee Computation) and/or in Schedule I1 (Exit Fee Computation for Additional Services).

          12.1.80 Expiration Date

               "Expiration Date" has the meaning set forth in Section 6.5 (Transfer Assistance (Disentanglement)).

          12.1.81 Fast Track Procedure

               "Fast Track Procedure" means the agreed upon accelerated procedure to enhance the Customized Product using Production CRs as described in Schedule W (Fast Track Procedure).

          12.1.82 Final Acceptance

               "Final Acceptance" has the meaning set forth in Section 4.5.1 (Software Component Testing).

          12.1.83 Final Conversion Date

               "Final Conversion Date" shall mean the date that the Final Conversion Milestone is achieved.

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          12.1.84 Final Conversion Milestone

               "Final Conversion Milestone" shall mean when each of the following have been received and Accepted by Sprint: (i) all CTA Functionality has been implemented (unless otherwise agreed by the Parties); (ii) all bill cycles are current; and (iii) [**] percent ([**]%) of all legacy Sprint subscribers [**] have been successfully converted to the Customized Product and have successfully completed at least one bill cycle.

          12.1.85 Finalized Functional Release Notes

               "Finalized Functional Release Notes" shall mean the updated functional release notes (what business requirements are included in the Release, anything excluded, disposition of any known issues, late changes, etc.) after the software has been accepted by Sprint for production.

          12.1.86 Finalized Technical Release Notes

               "Finalized Technical Release Notes" shall mean the updated technical release notes (i.e., what software is included in the Release, anything excluded, disposition of any known bugs, late changes, etc.) after the software has been accepted by Sprint for production.


          12.1.87 Force Majeure Event

               "Force Majeure Event" has the meaning set forth in Section 13.4 (Force Majeure).

          12.1.88 Functional Release Notes

               "Functional Release Notes" shall mean what business requirements are included in the Release, the impacts and changes to functionality in the upcoming version of the Customized Product for each of the new enhancements.

          12.1.89 GAAP

               "GAAP" has the meaning set forth in Section 13.2 (Audits, Records).

          12.1.90 Generic Product

               "Generic Product" means the modules of the ENSEMBLE customer care and billing platform, as well as any other software products offered by Amdocs relating to the

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scope of products and services provided by Amdocs hereunder on the Effective
Date or to be provided hereunder at any time during the Term in accordance with the terms of this Agreement on the Effective Date, including but not limited to, those specified in Annex B to Schedule D (Charges), but not including any of the Customized Materials.

          12.1.91 Hours Estimate

               "Hours Estimate" has the meaning set forth in Section 2.1.1 (Implementation Services Orders).

          12.1.92 IMEI (International Mobile Equipment Identity)

               "IMEI" means the unique identifying number for each wireless telecommunications device.

          12.1.93 Impact Assessment Document

               "Impact Assessment Document" or "IA" means the detailed requirements for the CR of the Customized Product developed by Amdocs and reviewed by Sprint during sessions as agreed to by the Parties.

          12.1.94 Implementation and Conversion Fees

               "Implementation and Conversion Fees" has the meaning set forth in
Section 5 (Charges, Credits and Payments).

          12.1.95 Implementation Contact and Escalation List

               "Implementation Contact and Escalation List" shall mean names and contact information for all key resources involved in the resolution of any implementation issues.

          12.1.96 Implementation Services Order

               "Implementation Services Order" shall have the meaning set forth in Section 2.1.1 (Implementation Services Orders).

          12.1.97 Implementation Swim Lane and Checklist

               "Implementation Swim Lane and Checklist" shall mean diagrams of the release implementation activities required to deploy the software into production (including sequence of activities and timeline) and associated checklists to ensure nothing is missed.

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          12.1.98 Increase Percentage

               "Increase Percentage" shall have the meaning set forth in Section 6E of Schedule D (Charges).

          12.1.99 Individual CPS BGYR State

               "Individual CPS BGYR State" shall have the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

          12.1.100 In-Flight Projects

               "In-Flight Projects" means all projects contained within Appendix E to Schedule A (Customized Product Functionality, Implementation and Conversion Roles & Responsibilities) and Annex D to Schedule D (Charges).

          12.1.101 Infringement Claims

               "Infringement Claims" has the meaning set forth in Section 9 (Indemnification and Insurance).

          12.1.102 Initial Disentanglement Period

               "Initial Disentanglement Period" has the meaning set forth in
Section 6.5.1 (Disentanglement Process).

          12.1.103 Initial Release

               "Initial Release" or "Initial Release of the Customized Product" means the first version of the further Customized Product developed by Amdocs and delivered via a hosted solution as part of the Services hereunder for Sprint in accordance with the Impact Assessment Document.

          12.1.104 Interest

               "Interest" means interest accruing at the daily equivalent of an annual rate equal to [**] basis points plus the "Prime Rate" published on the first business day of each month in the "Money Rates" or similar column of The Wall Street Journal (but no more than [**] percent ([**]%) per annum), or at the maximum rate allowed by law, if less, as such rate may change from time to time, with any change in said rate becoming effective for purposes herein upon publication of the Prime Rate change that caused it.

          12.1.105 Interconnectivity Testing

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               "Interconnectivity Testing" means testing of a software module's interfaces with other modules of the same software system and with other software systems, including testing of the API's used to implement such interfaces.

          12.1.106 [**]

          12.1.107 Issues

               "Issues" means "Issues" as defined in the CPSs.

          12.1.108 Key Personnel

               "Key Personnel" means those personnel of Amdocs and Sprint, respectively, who are so designated on Schedule G (Key Personnel and Program Manager) and their respective replacement personnel designated and approved under the terms and conditions of Section 4.2 (Key Personnel and Program Manager).

          12.1.109 Legacy Additional Services

               "Legacy Additional Services" has the meaning set forth in Section
2.6 (Legacy Additional Services").

          12.1.110 License Fees

               "License Fees" has the meaning set forth in Section 5 (Charges, Credits and Payments).

          12.1.111 Load Balancing

               A change in billing cycles approved by Sprint and Amdocs for specific BANS in order to improve the Customized Products processing efficiency or to satisfy Sprint's business initiatives (e.g., consolidate corporate accounts). Cycle changes requested by a Sprint customer for the convenience of such customer (e.g. change of cycle billing date) are not considered to be Load Balancing.

          12.1.112 Maintenance Services

               "Maintenance Services" has the meaning set forth in Section 2.2 (Maintenance Services).

          12.1.113 Major Additional Release

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               "Major Additional Release" means any Additional Release budgeted by Amdocs to require [**] to complete.

          12.1.114 Materials

               "Materials" has the meaning set forth in Section 8 (Intellectual Property Rights).

          12.1.115 Milestones

               "Milestones" means those actions and projects identified as "Milestones" in Schedule D (Charges).

          12.1.116 Minimum Subscriber Commitment

               "Minimum Subscriber Commitment" shall have the meaning set forth in Section 6E of Schedule D (Charges).

          12.1.117 Monthly Subscriber Fees

               "Monthly Subscriber Fees" has the meaning set forth in Section 5 (Charges, Credits and Payments) and Schedule D (Charges).

          12.1.118 Multi-NAM (Number Assignment Module)

               "Multi-NAM" is a service offered by Sprint that allows a customer to have different PTNs in different markets on the same wireless telecommunications device (e.g., a different PTN in Chicago and New York), which results in an IMEl for each PTN. Each such IMEVPTN combination under the Multi-NAM service shall be considered a separate Subscriber.

          12.1.119 Operational Reporting

               "Operational Reporting" shall mean technical reporting on the status and performance of the production system of the Customized Product.

          12.1.120 Operational Scorecards

               "Operational Scorecards" shall mean management reporting on the operational metrics and CPSs associated with the production system of the Customized Product.

          12.1.121 Overall CPS Score

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               "Overall CPS Score" shall have the meaning set forth in Schedule
C (Creditable Performance Specifications (CPSs)).

          12.1.122 Overall Timeline

               "Overall Timeline has the meaning set forth in Section 2.1.1 (Implementation Services Orders).

          12.1.123 Party

               "Party" shall mean Sprint or Amdocs; "Parties" shall mean both of them.

          12.1.124 Performance Credits

               "Performance Credits" has the meaning set forth in Schedule C (Creditable Performance Specifications (CPSs)).

          12.1.125 Performance Measurement Means

               "Performance Measurement Means" has the meaning set forth in
Section 2.1.1 (Implementation Services Orders).

          12.1.126 Performance Testing

               "Performance Testing" shall mean volume (throughput) and stress (benchmarking) testing in order to determine if the Customized Product can accommodate Sprint volume projections using specific criteria (established pursuant to this Agreement) and if the system can perform required processing loads within the specified timeframes (established pursuant to this Agreement).

          12.1.127 Person

               "Person" shall mean any natural person, corporation, limited liability company, limited liability partnership, general partnership, limited partnership, trust, association, governmental organization or agency, or other legal person or legally constituted entity of any kind.

          12.1.128 Personnel

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               "Personnel" of a party means the direct and indirect employees, subcontractors, and agents of such party.

          12.1.129 Phase

               "Phase" means the following phases of the Customization process which are described in Section 2.1.1 (Implementation Services Orders): Define Phase, Discover Phase, Design Phase, Develop Phase, Deploy Phase and Demand Phase.

          12.1.130 Prior Year Subscribers

               "Prior Year Subscribers" shall have the meaning set forth in
Section 6E of Schedule D (Charges).

          12.1.131 Privacy Restricted Data

               "Privacy Restricted Data" is a subset of Sprint Restricted Data and includes specific information that Sprint deems needs additional security beyond the provisions included in Sprint Restricted Data, such as: [**] agreed upon by the parties as needed.

          12.1.132 Production Change Requests or Production CRs

               "Production Change Requests" or "Production CRs" mean software developments to be performed by Amdocs for Sprint which comply with the following criteria: (i) There is an urgency to implement such software developments before the next Additional Release because of their importance to Sprint's business; (ii) Sprint and Amdocs are of the opinion that the implementation of such software developments does not endanger the smooth operation of the Customized Products (i.e., low risk for production interference); (iii) such software developments are not parts of a forthcoming Additional Release; (iv) the development of such software developments require relatively small effort by Amdocs (usually less than [**]; and (v) there are no changes to database schema definitions of the Customized Product. Exceptions to the above criteria may only be agreed upon by the Parties in specific cases in advance and in writing.

          12.1.133 Production CRs Charges

               "Production CRs Charges" means the charges to be paid by Sprint to Amdocs for Production CRs that have been approved by Sprint as provided for in the Production CRs SOWs (subject to the provisions of Section 7 of Schedule D to the Agreement) submitted to Amdocs.

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          12.1.134 Production CR Request Form

               "Production CR Request Form" means a Sprint document describing its requirements for Production CRs substantially in the form of Annex A to Schedule W (Fast Track Procedure) of the Agreement.

          12.1.135 Production CRs SOW

               "Production CRs SOW" means a Sprint order for Production CRs, substantially in the form of Annex B to Schedule W (Fast Track Procedure) of the Agreement, which is approved by Sprint in accordance with the procedure described in Section 5.3 (Reporting, Invoicing and Payment) of the Agreement.

          12.1.136 Production Environment

               "Production Environment" means all necessary hardware and software environments required to perform the Committed Operations Services.

          12.1.137 Project Plan

               "Project Plan" has the meaning set forth in Section 2.1.1 (Implementation Services Orders).

          12.1.138 Project Run Books

               "Project Run Books" shall mean operational specifications that define how an application, service, etc., is run in production. Run Books will typically include instructions for starting and stopping a given program as well as any operational parameters that influence performance, reporting, priority, etc.

          12.1.139 PTN (Personal Telephone Number)

               "PTN" means a personal telephone number.

          12.1.140 Reference Table Requirements

               "Reference Table Requirements" shall mean specifications that define what data is required and how it should be populated in the price plan or relevant reference tables.

          12.1.141 Release

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               "Release" has the meaning set forth in Section 2.1.2 (Additional
Releases).

          12.1.142 Requests

               "Requests" has the meaning set forth in the Recitals to this Agreement.

          12.1.143 Responses

               "Responses" has the meaning set forth in the Recitals to this Agreement.

          12.1.144 [**] Analysis

               "[**] Analysis" has the meaning set forth in Section 2.8 (Creditable Performance Specifications).

          12.1.145 Sales and Use Taxes

               "Sales and Use Taxes" means state and local sales and use taxes, including Arizona transaction privilege tax, Arkansas gross receipts tax, Hawaii general excise tax, Illinois retailer's occupation tax, and New Mexico gross receipts tax.

          12.1.146 SAS Document

               "SAS Document" shall mean the changes to queries for the Strategic Account outputs.

          12.1.147 Screen Change Report

               "Screen Change Report" shall mean the report of the new and modified screens for the new version of the Customized Product.

          12.1.148 Services

               "Services" means (i) all of the tasks and services of Amdocs described in this Agreement or a Services Order, including without limitation,
(a) the provision of a hosted solution version of the Customized Product operated and maintained by Amdocs for Sprint in accordance with the requirements of the Agreement and (b) Sections 1 (Transition; Original Agreement), 2 (Amdocs Services), 4 (Relationship Management), 5 (Charges, Credits and Payments), 6 (Term and Termination), 8 (Intellectual Property Rights), and 13 (General) of this Agreement and (ii) all other services that are consistent with, and reasonably inferable to be within the scope of the foregoing or ancillary to, incidental to, or necessary for, the performance of any part of the services and functions described by the foregoing. The provisions of this

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Agreement relating to Services shall apply to Additional Services; provided, however, where a provision makes specific reference to applying to Additional Services only, such provision shall apply only to the Additional Services.

          12.1.149 Services Order

               "Services Order" means, individual or collectively, as the case may be, an Implementation Services Order and/or an Additional Services Order.

          12.1.150 SIM (Subscriber Identification Module)

               "SIM" identifies each subscriber to the Sprint Network.

          12.1.151 Software Components

               "Software Components" has the meaning set forth in Section 4.5 (Acceptance Testing).

          12.1.152 Software/Hardware Environments

               "Software/Hardware Environments" means all necessary hardware and software environments relating to the Customized Product and the Services, including, without limitation, separate and distinct hardware and software environments for each of development, testing, training and production, of the Customized Product and the Services, in each case, as applicable, including customer/usage servers and user connectivity (i.e., Metaframe servers).

          12.1.153 Software Release Notes

               "Software Release Notes" shall mean the overview of third party software changes needed for the upcoming version of the Customized Product.

          12.1.154 Specifications

               "Specifications" means (i) with respect to the Initial Release, the specifications contained in the final, approved Impact Assessment Document and (ii) with respect to any Additional Release, the specifications contained in any final applicable Impact Assessment Document for such Additional Release.

          12.1.155 Sprint

               "Sprint" has the meaning set forth in the Preamble hereto.

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          12.1.156 Sprint Competitor

               "Sprint Competitor" means (i) the Persons listed in Schedule N (Party Competitors), as revised by mutual agreement of the Parties from time to time; and (ii) any Subsidiary of the entities referred to in clause (i).

          12.1.157 Sprint Data

               "Sprint Data" means, in or on any medium or form of any kind: (a) data and summarized data related to Sprint, Sprint's Subscribers or the Services that is in the possession of Sprint and data concerning or indexing such data (regardless of whether or not owned by Sprint, generated or compiled by Sprint), including data that is in Sprint's databases or otherwise in Sprint's possession on the Effective Date or at any time during the Term; and (b) other Sprint records, data, file, input materials, reports, forms, and other such items that may be received by Amdocs, or by any of its Subcontractors, in the performance of Amdocs' duties under the Agreement. Sprint's Data excludes personal data relating to employees of Amdocs, its Affiliates, and their Subcontractors.

          12.1.158 Sprint-Owned Property

               "Sprint-Owned Property" means all [**], or that the Parties agree to be owned by Sprint and, including, without limitation, [**].

          12.1.159 Sprint [**]

               "Sprint [**]" means [**].

          12.1.160 Sprint Indemnitees

               "Sprint Indemnitees" has the meaning set forth in Section 9 (Indemnification and Insurance).

          12.1.161 Sprint Legal Requirements

               "Sprint Legal Requirements" means the laws and regulations applicable to Sprint.

          12.1.162 Sprint's Program Manager

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               "Sprint's Program Manager" means the individual so designated in
Schedule G (Key Personnel and Program Manager) hereto and any subsequent holder of that position designated by Sprint.


          12.1.163 Sprint Restricted Data

               "Sprint Restricted Data" means is any information [**] pursuant to [**] under this Agreement relating to [**]. Sprint Restricted Data includes, without limitation, information such as [**].

          12.1.164 Sprint Testing Activities

               "Sprint Testing Activities" has the meaning set forth in Section
4.5.1 (Software Component Testing).

          12.1.165 Standard Materials

               "Standard Materials" means, with regard to the modules specified in Annex B to Schedule D (Charges) as amended by the Parties from time to time in accordance with the provisions of the Agreement, all tangible and intangible information and developments, and all intermediate and/or partial versions thereof, including all source code and object code with respect thereto, and all designs, specifications, inventions, discoveries, improvements, materials, program materials, software, flow charts, notes, outlines, lists, compilations, manuscripts, writings, pictorial materials, schematics, other creations, and the like, whether or not patented or patentable or otherwise protectable by law: (a) already conceived, invented, created, or acquired by Amdocs or Third Parties prior to the Effective Date and not the result of Customization Services hereunder or the Original Agreement, or (b) conceived, invented, created, or acquired, by Amdocs or Third Parties after the Effective Date, but only to the extent such information and developments do not constitute Customized Materials hereunder and do not include Sprint Confidential Information. Standard Materials shall include but not be limited to the Generic Product.

          12.1.166 Steering Committee

               "Steering Committee" has the meaning set forth in Section 4.1 (Steering Committee).

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          12.1.167 Sub System Testing

               "Sub System Testing" shall mean the testing of the individual software application for functionality, independent of interactions with other applications or other software systems.

          12.1.168 Subcontractor

               "Subcontractor" means contractors, vendors, agents and consultants retained by either Party to perform services hereunder and in relation to this Agreement.

          12.1.169 Subscriber

               "Subscriber" shall mean a logical or physical handset or apparatus, that is (i) recorded in the database of the Customized Product and
(ii) associated with the account of a customer to which services are or have been provided by or through Sprint until such Subscriber is listed or marked as cancelled. The parties agree [**].

               The parties also agree [**], based on various criteria, including but not limited to [**].

          12.1.170 Subsidiary

               "Subsidiary" has the meaning set forth in the definition of Affiliate.

          12.1.171 Suspension

               "Suspension" shall have the meaning set forth in Section 4.6.3 (No Termination or Suspension of Services).

          12.1.172 SWAG

               "SWAG" shall mean a high-level estimate of the level of work required for the CR, project, program or Release, as applicable.

          12.1.173 System Test Results

               "System Test Results" shall mean a daily report of system test progress.

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          12.1.174 System Testing

               "System Testing" shall mean the testing of (i) the entire software system (i.e., any or all of the Customized Products, as applicable) for functionality and interaction among modules and (ii) testing of interface functionality between the software system and other required Sprint and/or Third Party systems using mock data inputs/outputs.

          12.1.175 Term

               "Term" means the period during which Amdocs shall be obligated to provide the Services, as specified in Section 6.1 (Term).

          12.1.176 Termination Date

               "Termination Date" means the date for termination set forth in a Termination Notice, as further described in Section 6 (Term and Termination).

          12.1.177 Termination Notice

               "Termination Notice" means the written notice that must be given before termination in accordance with the termination process described in
Section 6 (Term and Termination).

          12.1.178 Termination Statement

               "Termination Statement" has the meaning set forth in Section
6.2.1 (Termination for Convenience).

          12.1.179 Testing Activities

               "Testing Activities" has the meaning set forth in Section 4.5.1 (Software Component Testing).

          12.1.180 Testing Environment

               "Testing Environment" means the software and hardware environment (i.e., computers and software applications) necessary for the performance of the Testing Activities.

          12.1.181 Third Party

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               "Third Party" means a Person other than Sprint and Amdocs and their respective Affiliates, directors, officers and employees.

          12.1.182 Third Party Subscribers

               "Third Party Subscribers" means any handset or any other similar apparatus that may be used for telecommunication services by customers of a Third Party provider of telecommunications services.

          12.1.183 Traffic Management System Layout Documents

               "Traffic Management System Layout Documents" shall mean the layout of the usage and billing files for the new version of the Customized Product.

          12.1.184 Training Environment

               "Training Environment" means the software and hardware environment (i.e., computers and software applications) necessary for the performance and receipt of the Training Services.

          12.1.185 Training Services

               "Training Services" has the meaning set forth in Section 2.4 (Training Services).

          12.1.186 Unfavorable CPS Points

               "Unfavorable CPS Points" means the points assigned to the Individual CPS BGYR States of "Yellow" and "Red" in computing the Overall CPS Score in accordance with Schedule C (Creditable Performance Specifications
(CPSs)).

          12.1.187 Unit Testing

               "Unit Testing" shall mean the testing of the individual software modules for functionality, independent of interactions with other modules or other software systems.

          12.1.188 United States

               "United States" means the United States of America.

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          12.1.189 Year 2000 Compliant

               "Year 2000 Compliant" has the meaning set forth in Section 11.3 (Additional Amdocs' Representations, Warranties and Covenants).

     12.2 Interpretation

          The table of contents and the headings of the Articles, Sections and Schedules in this Agreement are provided for convenience of reference only and shall not be deemed to constitute a part hereof. They do not define, limit, construe or describe the scope or intent of the provisions of this Agreement. References herein to numbered Articles and Sections and lettered Schedules refer to the Articles, Sections and Schedules hereof, unless otherwise specified. A term defined in the singular shall include the plural and vice versa when the context so indicates.

13   GENERAL

     13.1 Assignment and Binding Nature

               (a) Subject to the provisions of paragraph (b) of Subsection
13.12 (Relationship, Subcontractors) hereof, Amdocs may not delegate its obligations without the prior written consent of Sprint, which may be withheld in its sole discretion.

               (b) Sprint may [**], on the condition that [**] and that Sprint delivers a copy of such written undertaking to Amdocs; provided, however, that [**], Sprint shall [**]; provided, further, however, that in the event that [**] this Agreement in accordance with the provisions of [**]. For the avoidance of doubt, [**]. In addition, in the event that [**], Sprint shall be [**]. For the purpose of this subsection, [**], with respect to [**].

               (c) [**] this Agreement.

               (d) Any attempted assignment or delegation of all or any part of the Agreement that does not comply with this Section 13.1 (Assignment and Binding Nature) is void.

     13.2 Audits, Records

               (a) Amdocs shall maintain complete and accurate records and books of account with respect to this Agreement utilizing United States generally accepted accounting principles ("GAAP"), consistently applied and complying in all respect with all applicable laws. Such records and books, and the accounting controls related thereto, shall be sufficient to provide reasonable assurance that: (i) transactions are recorded so as to permit the preparation of Amdocs' financial statements in accordance with GAAP and to maintain accountability for its assets; and (ii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

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               (b) Amdocs shall retain (i) [**] for a period of [**] and (ii)
[**] for a period of [**], from the end of [**] during the Term, or such longer period as may be required by law, all records and information required to verify amounts invoiced by Amdocs under this Agreement for such [**].

               (c) Amdocs will provide Sprint with information and reports reasonably sufficient for Sprint to confirm that Amdocs' systems, processes and controls employed in providing the Services meet and comply with standards that minimize operational and financial risk at a level and to an extent consistent with the standards of major telecommunications services providers. Amdocs shall, [**] provide Sprint with two copies of all reports prepared by Amdocs relevant to Amdocs' enterprise-wide financial or operational controls or risk management practices, or such controls and practices, including Amdocs' third-party audit report, when such reports pertain to the Services. Amdocs will make available promptly to Sprint, [**] the results of any audit conducted pursuant to Statement of Auditing Standards No. 70 (or any applicable successor thereto) for Amdocs, any of Amdocs' Affiliates or their contractors, agents or representatives relating to Amdocs' operating practices and procedures to the extent related to the Services or Sprint. Sprint and Amdocs will mutually agree upon the scope and degree of the controls to be tested prior to the commencement of any audit under this paragraph.

               (d) In addition, Amdocs will cause independent auditors to conduct annually, and make available promptly to Sprint the results of, an audit conducted under Statement of Auditing Standards No. 70 (or any applicable successor thereto) of Amdocs, its Affiliates or their contractors, agents or representatives relating to Amdocs' operating practices and procedures to the extent related to the Services or Sprint. The report prepared shall be a "Type II" report under such standard and the auditors preparing it shall be a firm of certified public accountants that is registered with the Public Company Accounting Oversight Board and is reasonably acceptable to Sprint. Sprint and Amdocs will mutually establish the criteria for and timing of such annual audits, but if Sprint does not specify the timing of any such audits then Amdocs will deliver or arrange for delivery of the results of the audits for the period ending September 30, to be delivered to Sprint prior to December 1 of each calendar year during the term, including any renewal period and the term of any post termination transition services.

               (e) If the auditor determines that Amdocs' systems, processes and controls employed in providing the Services contain one or more material weaknesses or significant deficiencies, or otherwise fail to meet and comply in any material respect (that would prohibit Sprint from fulfilling certification obligations required by any law or regulation) with standards that minimize operational and financial risk, Sprint may request and Amdocs will implement [**] all necessary remedial measures within a reasonable timeframe approved by Sprint. Sprint will cause its independent auditors to confirm, at Amdocs' previously agreed expense, that such matters have been corrected. To the extent that Sprint desires that an independent auditor conduct additional SAS No. 70 (Type II) audits other than in accordance with the preceding provisions of this
Section it may do so, but such audits will be conducted at Sprint's expense. Sprint will have the right to share SAS No. 70 audit reports, and the certifications provided for under paragraph [**], provided that such resellers are bound by

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confidentiality obligations consistent with those set forth in this Agreement and Sprint obtains Amdocs' consent to such sharing of the SAS No. 70 audit reports (such consent not to be unreasonably withheld or delayed).

               (f) Amdocs will provide, [**] an annual year-end representation letter, in form and substance reasonably satisfactory to Sprint, that confirms that no material changes have occurred in Amdocs' processes between the period of the delivered SAS 70 report and Sprint's fiscal year end. If significant changes have occurred, Amdocs will be responsible for any additional audit work required in order to provide comfort with the controls around the new or changed process. Such annual representation letter will be delivered within [**] business days of the end of Sprint's fiscal year.

               (g) Amdocs shall provide Sprint with commercially reasonable assistance enabling Sprint to meet its audit requirements as set forth in this
Section 13.2 (Audits, Records).

               (h) Amdocs shall provide to Sprint and its authorized representatives who agree to be bound by obligations of confidentiality similar to those set forth in Section 7 (Confidential Information and Security) (and in the case of Third-Party consultants other than Sprint's independent auditors, who sign a confidentiality agreement with Amdocs containing substantially similar obligations of confidentiality) access to the Data Centers and Amdocs' operations so as to enable Sprint to validate Amdocs' operations relating to the performance of the Services hereunder. Amdocs shall further provide to Sprint's independent auditors, who agree to be bound by obligations of confidentiality similar to those set forth in Section 7 (Confidential Information and Security) access to the pertinent portions of its records and books of accounts to enable Sprint (through such independent auditors) to conduct appropriate validations ("Audits") of Amdocs' invoices to Sprint relating to the performance of Services. Such records and reports shall be maintained by Amdocs at a principal business office and Sprint, upon prior written notice, may examine and make extracts of information and copy parts thereof to the extent necessary for Sprint to validate the accuracy of Amdocs' invoices, at any reasonable time during normal business hours. The Audits shall be for the purpose of validating that:

                    (i) the charges for all Services are accurate;

                    (ii) the Services are being provided in accordance with this Agreement and at levels that meet or exceed the CPSs;

                    (iii) Amdocs is complying with Sprint's policies and security requirements as required under this Agreement;

                    (iv) Amdocs' compliance with applicable laws or regulations;

                    (v) any activities of Amdocs that may affect Sprint's internal controls on financial reporting.

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               (i) Audits shall:

                    (i) occur no more than once per quarter, unless required to meet Sprint Legal Requirements;

                    (ii) not be permitted if it materially impact on Amdocs' ability to perform the Services in accordance with the CPSs, unless Sprint relieves Amdocs from meeting the applicable CPSs;

                    (iii) be conducted expeditiously, efficiently, and at mutually agreed upon business hours; and

                    (iv) be conducted upon reasonable prior written notice, which normally shall be at least [**] days, but may be less if Amdocs and Sprint agree that certain Audits, such as security Audits, may be conducted upon shorter notice.

               (j) Sprint and its auditors shall have access to Amdocs locations to the extent reasonably necessary to Audit Amdocs' performance of the Services, including without limitation, compliance with the security requirements set forth in the Agreement and the Parties will cooperate in good faith to protect the interests and privacy of other Amdocs customers served from such locations.

               (k) Sprint shall be permitted to designate a Third Party auditor (who is not an Amdocs Competitor) to perform the Audit, at Sprint's expense on a non-contingent basis, provided such Third Party auditor agrees to be bound by confidentiality obligations similar to those set forth in Section 7 (Confidential Information and Security).

               (l) If an Audit demonstrates that Amdocs' invoices for the Services for the audited period were not correct, Amdocs shall promptly credit Sprint for the amount of any paid overcharges, or Sprint shall promptly pay Amdocs for the amount of any undercharges. In the event that any Audit reveals an overcharge greater than [**] percent ([**]%) for the audited period, Amdocs shall pay the direct expenses associated with such Audit.

               (m) Amdocs shall incorporate this paragraph verbatim into any agreement it enters into with any Subcontractor providing Services under this Agreement, changing it only to substitute the name of the Subcontractor for that of Amdocs.

     13.3 Data Privacy

          In performing their obligations hereunder, the Parties agree to comply with the data privacy requirements set forth in Schedule Y (Privacy and Security Attachment).

     13.4 Force Majeure

               (a) As used herein, "Force Majeure Event" shall mean a cause beyond the reasonable control of a non-performing Party, including but not limited to acts of God, act of

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governmental body or military authority, fire, explosion, power failure, flood, epidemic, riot or civil disturbance, war, sabotage, accidents, insurrections, blockades, embargoes, storms, labor disputes, earthquakes, elements of nature, terrorism, rebellions or revolutions in the United States, or similar event; provided, however, that "Force Majeure Event" expressly excludes the following: any event that Amdocs could reasonably have prevented by testing, work-around, or other exercise of diligence, including (but not limited to) any failure to provide Services in accordance with the provisions of this Agreement as a result of any power failure that could have been prevented by access to redundant power supplies; any strike, walkout, or other labor shortage that could have been prevented by automation of functions necessary to provide the Services; any failure of any system, facilities, or hardware that could have been prevented by testing, and any cause or event caused by the negligence of a Party or a breach by a Party of this Agreement.

               (b) Neither Party will be liable for any default or delay in the performance of its obligations (including but not limited to Default), to the extent that such default or delay is caused, directly or indirectly, by a Force Majeure Event. However, the Party suffering the Force Majeure Event shall have a duty to mitigate the effects of the Force Majeure Event (to the extent such Force Majeure Event does not prevent such mitigation) and shall not be entitled to damages or reimbursement for its losses or additional costs suffered as a result of the Force Majeure Event.

               (c) If a Force Majeure Event is the material contributing cause of a Party's failure to perform any of its obligations hereunder, such obligations, after notification by such Party to the other Party, shall be deemed suspended to the extent such obligations are directly affected by such Force Majeure Event, until the Force Majeure Event has ended and a reasonable period of time for overcoming the effects thereof has passed; provided, however, that if a Force Majeure Event results in Amdocs being unable to perform during any period any or all of the Services in accordance with the terms hereof, Sprint shall: (i) not be required to pay for any such Services which Amdocs is unable to perform; (ii) be entitled, without the payment of the fees described in Section 6.2.1 (For Convenience), to engage an alternate provider, on an interim basis, to perform the Services that Amdocs is unable to perform as a result of the Force Majeure Event until such time as Amdocs is able again to perform the Services in accordance with the terms hereof; (iii) be entitled to benefit from a share of Amdocs' resources devoted to returning Amdocs to full performance of all Services hereunder, that is [**] the share of such resources that Amdocs allocates to other of its customers with whom it has agreements that are similar to this Agreement; and (iv) have the right to terminate this Agreement in accordance with the terms of Section 6.2.3 (Termination for Force Majeure Event). Both Parties shall use their best efforts to minimize delays that occur due to a Force Majeure Event; provided, however, that this Section shall not be construed so as to require Amdocs to provide disaster recovery services beyond those described in the in the Disaster Recovery Plan as such Disaster Recovery Plan may be revised from time to time by agreement of the Parties.

               (d) This Section does not affect Amdocs' obligation to provide the disaster recovery services to the extent set forth in the Disaster Recovery Plan, provided that the

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Force Majeure Event does not prevent the provision of such disaster recovery services by Amdocs.

     13.5 Freedom of Action

               (a) Amdocs may enter into similar agreements with others and develop and provide hardware, software, or services that are similar to or competitive with the hardware, software, and Services provided under the Agreement, except to the extent that such hardware, software, or services infringe Sprint's patent rights or copyrights, misappropriate or use in any manner Sprint's Confidential Information.

               (b) Amdocs personnel providing Services to Sprint under the Agreement may perform similar services for others, and may use the Customized Materials to the extent permitted under Section 8 (Intellectual Property Rights), but only so long as those Amdocs personnel shall not use or convey any of Sprint's Confidential Information (including any such Confidential Information contained, if any, in the Customized Materials) or (ii) violate the restrictions on the use of iDEN Customizations contained in Section 8.1.2(e) (iDEN Customizations).

     13.6 Governing Law and Jurisdiction

               (a) The laws of the State of New York will govern the construction and enforcement of all of the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, notwithstanding any conflicts of law principles.

               (b) Except as specifically otherwise provided under this Agreement, any dispute under this Agreement that cannot be resolved amicably through the escalation procedure described in Section 4.6 (Dispute Resolution) hereof, including but not limited to any proceeding regarding the rights, duties, and obligations arising under, or relating in any manner to, the subject matter of this Agreement, shall be referred to and resolved by arbitration, under the rules of the CPR Institute for Dispute Resolution's ("CPR") Rules for Non-Administered Arbitration of Business Disputes then prevailing, and pursuant to the requirements or this Section 13.6 (Governing Law And Jurisdiction). If the CPR Rules and the provisions of this Agreement conflict, this Agreement shall govern. Each arbitrator shall have at least five years of experience in international business. The arbitration shall be conducted in New York City by three Arbitrators and the language of the arbitration shall be English. The Arbitrator shall be appointed by agreement of the Parties; in the event that the Parties fail to agree upon the appointment of the Arbitrator within [**] days after a notice of arbitration is given by either Party to the other, then the Arbitrator shall be selected and appointed at the request of either Party by the CPR. The Arbitrators' decisions shall be based upon the provisions of this Agreement, including, but not limited to, the provisions of Section 6 (Term and Termination), Section 10 (Limitation of Liability; Remedies), and Section 11 (Warranty). The Arbitrators shall have no power or authority to make or issue orders of any kind except as permitted by this Agreement. The Arbitrators will be required to furnish, promptly upon conclusion of the arbitration, a written decision, setting out the reasons for the decision. The decision of the Arbitrator shall be final and binding on the Parties, shall not be subject to appeal, and shall be

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enforceable by either party in any court of competent jurisdiction. Judgment on the award or any other final or interim decision rendered by the tribunal may be entered, registered or filed for enforcement purposes in any court having jurisdiction thereof. Each party will bear its own expenses and an equal share of the expenses of a third arbitrator and the fees, if any, of the CPR.

               (c) The Parties waive the right to a jury trial of any issue that is properly the subject of arbitration under this Agreement.

               (d) Nothing in the Agreement affects any statutory rights that cannot be waived or limited by contract under applicable law.

     13.7 Risk of Loss

          Sprint is responsible for risk of loss of and damage to equipment owned, leased, or rented by Amdocs that is located on Sprint's premises and any loss of and damage to software owned by or licensed to Amdocs that is in Sprint's possession at the time of such loss or damage. Amdocs is responsible for risk of loss of and damage to equipment owned, leased, or rented by Sprint that is located on Amdocs' premises and any loss of and damage to software owned by or licensed to Sprint that is in Amdocs' possession at the time of such loss or damage.

     13.8 Interpretation

          Amdocs and Sprint drafted and negotiated the Agreement jointly, and such Agreement shall be construed neither against nor in favor of either, but rather in accordance with its fair meaning. Time is of the essence in the performance of Amdocs obligations hereunder.

     13.9 Modifications

               (a) Modifications to this Agreement may be made only by a written amendment signed by authorized representatives for each of the Parties.

               (b) Any terms on any order or written understanding that are not signed by Amdocs and Sprint are void. Any pre-printed terms that may appear on Amdocs' invoices or any of Sprint's documents which add to, vary from or conflict with the provisions of this Agreement shall be void.

               (c) Modifications in any other form are void.

     13.10 Notifications and Approvals

               (a) Any notification, demand or communication which under the terms of this Agreement or otherwise must or may be given or made by Amdocs or Sprint shall be in writing and shall be: (i) given in person, (ii) made by any delivery (courier) services requiring

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signature of receipt or by fax, addressed or transmitted as the case may be, to the respective Parties' addresses specified below, or (iii) sent by local postal services as provided below.

               (b) Amdocs and Sprint may also communicate with each other for their day-to-day project activities and management to be performed under this Agreement by electronic means. An identification code (called a user ID) contained in an electronic document will be deemed sufficient to verify the sender's identity and the document's authenticity.

               (c) Unless specified otherwise in the Agreement, when either Party is required to provide notice to the other, such notice shall be deemed given upon the earlier of:

                    (i) when delivered within the same country, upon the earlier of:

                         (1) the day of receipt, if delivered in person or
electronically;

                         (2) the first business day after being given to an
express courier with a reliable system for tracking delivery or the transmission by fax and receipt by the sender of a confirmation of transmission showing successful completion of the transmission; or

                         (3) the third business day after the date of mailing,
when using local postal services, registered or certified mail (airmail or first class mail), return receipt requested, postage prepaid; and

                    (ii) when delivered to Amdocs or Sprint in a different country:

                         (1) in person, electronically or by fax, the same as
above; or

                         (2) by express courier or postal services, as provided
above within the time frames for delivery generally stated by the courier service or the local postal service, respectively, but no greater than ten (10) business days.

     Amdocs and Sprint shall provide notifications under this Agreement to the following:

          For termination, breach, or default:

          If to Amdocs:

          AMDOCS SOFTWARE SYSTEMS LIMITED
          1ST Floor, Block S
          East Point Business Park Dublin 3, Ireland
          Telephone: _________________
          Fax: _________________
          Attention: _________________

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          With copies to:

          Amdocs Management Limited
          Legal Department
          8 Hapnina Street
          Ra'anana 43000
          Israel
          Telephone: 972-9-776-5131
          Fax: 972-9-776-3742
          Attention: General Counsel

          If to Sprint:

          Sprint/United Management Company
          6200 Sprint Parkway
          Overland Park, KS 66251-6117
          Attention: Vice President, Customer Billing Services
          Telephone: _______________
          Facsimile: ______________

          With a copy to the attention of Supply Chain Management addressed as follows:

          2002 Edmund Halley Drive
          Reston, Virginia 20191
          Attention: Director, Supply Chain Management (IT)
          Telephone: (703)433-4000
          Fax: (703)433-4035

          And an additional copy to the attention of Sprint's counsel addressed as follows:

          2001 Edmund Halley Drive
          Reston, Virginia 20191
          Attention: Vice President, Legal (Commercial)
          Telephone: (703)433-4000
          Fax: (703)433-4035

          For all other notices:

          If to Amdocs:

          AMDOCS SOFTWARE SYSTEMS LIMITED
          1ST Floor, Block S
          East Point Business Park Dublin 3, Ireland
          Telephone: _______________

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          Fax: ________________
          Attention: _____________
          e-mail: ________________

          With copies to:

          Amdocs Management Limited
          Legal Department
          8 Hapnina Street
          Ra'anana 43000
          Israel
          Telephone: 972-9-776-5131
          Fax: 972-9-776-3742
          Attention: General Counsel

          If to Sprint:

          Sprint/United Management Company
          6200 Sprint Parkway
          Overland Park, KS 66251-6117
          Attention: Vice President, Customer Billing Services
          Telephone: _________________
          Facsimile: _________________

          With a copy to the attention of Supply Chain Management addressed as follows:

          2002 Edmund Halley Drive
          Reston, Virginia 20191
          Attention: Director, Supply Chain Management (IT)
          Telephone: (703)433-4000
          Fax: (703)433-4035

          And an additional copy to the attention of Sprint's counsel addressed as follows:

          2001 Edmund Halley Drive
          Reston, Virginia 20191
          Attention: Vice President, Legal (Commercial)
          Telephone: (703)433-4000
          Fax: (703)433-4035

               (d) Either Party may change its address, phone, and facsimile numbers for notification purposes by giving the other prior written notice of the new information and its effective date.

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     13.11 Publicity

               (a) Each Party must obtain the other's prior written consent before publicly using any advertising, written sales promotion, press releases, or other publicity matters relating to the Agreement or in which the other's name is used or may reasonably be inferred which consent shall not be unreasonably withheld; provided, however, that the Parties agree that Amdocs during the Term may publicly refer to Sprint as its customer, and refer to the existence of this Agreement (but not disclose any of the contents hereof).

               (b) Notwithstanding paragraph (a) above, each of the Parties may include the names of the Parties, the existence of the Agreement, and a factual description of the work performed under the Agreement:

                    (i) on employee bulletin boards;

                    (ii) in internal business planning documents;

                    (iii) in its annual report to stockholders; and

                    (iv) whenever necessary to comply with generally accepted accounting principles or applicable laws.

               (c) The Parties agree that, upon the execution of this Agreement, Sprint and Amdocs will issue a joint press release regarding the scope of this Agreement, provided that the content of the press release and the timing of its distribution are agreed to by both Parties and the press release has received the prior written approval and consent of Sprint and Amdocs.

     13.12 Relationship, Subcontractors

               (a) This Agreement shall not be construed as:

                    (i) constituting either Party to be a partner of the other;

                    (ii) creating any form of legal association between Sprint and Amdocs that would impose liability upon one for the act or failure to act of the other, or any form of a fiduciary relationship or duty between Amdocs and Sprint; or

                    (iii) granting Sprint or Amdocs the right, power, or authority (express or implied) to create any duty or obligation for the other.

               (b) Amdocs may perform its obligations hereunder as follows: (i) through any Subsidiaries of Amdocs' ultimate parent corporation, without the need to request Sprint's consent; (ii) through Amdocs ultimate parent corporation without the need to request Sprint's consent; or (iii) through the use of Amdocs-selected independent contractors, including hardware and software vendors; provided, however, that Amdocs shall not perform in excess of [**] percent ([**]%) of the Services (determined on the basis of actual hours worked and actual

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headcount during any month of the Term) using such Amdocs-selected contractors without the prior written consent of Sprint, which consent shall not be unreasonably withheld, and in all events, subject to such entities being bound by confidentiality obligations similar to those set forth in Section 7 (Confidential Information and Security) hereof. Amdocs shall not be relieved of its obligations under this Agreement by use of any Subcontractors, including its obligations herein with respect to performance standards service levels and quality. All Amdocs Subcontracts (including purchase orders) shall specify that the Subcontractor is, to the extent applicable, subject to, and bound by, all of the duties and obligations of Amdocs under this Agreement. Amdocs shall be responsible for supervising the activities and performance of each Subcontractor and shall be jointly and severally responsible with each Subcontractor for any act or failure to act of such Subcontractor. If Sprint determines in good faith that the performance or conduct of any Amdocs Subcontractor is unsatisfactory, Sprint may notify Amdocs of its determination in writing, indicating the reasons therefor, in which event Amdocs shall promptly take all necessary actions to remedy promptly the performance or conduct of such Subcontractor or to replace such Subcontractor by another Third Party or by Amdocs personnel. Upon Sprint's request, Amdocs shall promptly provide to Sprint, for Sprint's review, a copy of any material contract between Amdocs and a Subcontractor of Amdocs that relates to the performance of the Services hereunder provided that any such contracts shall be considered "Confidential Information" hereunder; and provided, further, that except with respect to the [**] Pass Through Agreement, Amdocs shall be permitted to redact any pricing information contained in such contracts prior to providing them to Sprint. Amdocs covenants that its arrangements with Subcontractors shall not prohibit or restrict such Subcontractors from entering into direct agreements with Sprint.

     13.13 Severability

          If any provision of the Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions of the Agreement shall not in any way be affected or impaired, and the invalid, illegal, or unenforceable provision shall be restated to reflect the original intentions of Sprint and Amdocs under the Agreement as nearly as possible in accordance with applicable laws.

     13.14 Survival

          Any terms of the Agreement that by their nature extend beyond its expiration or termination shall remain in effect until fulfilled, including
Section 1 (Transition; Original Agreement); Section 7 (Confidential Information and Security), Section 13.6 (Governing Law And Jurisdiction), Section 9 (Indemnification and Insurance), Section 8 (Intellectual Property Rights),
Section 10 (Limitation of Liability; Remedies), Section 5.3 (Reporting, Invoicing and Payment), Section 13.14 (Survival), Section 13.15 (Third Party Beneficiaries), and Section 11 (Warranty), as well as any specific limitations period.

     13.15 Third Party Beneficiaries

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          This Agreement does not create any benefits, rights, claims, obligations, or causes of action in, to, or on behalf of, any person or entity (including Affiliates, Third Parties, or Subcontractors) other than to Sprint and Amdocs under the Agreement, except as set forth in Section 9
(Indemnification and Insurance) and Section 10 (Limitation of Liability; Remedies).

     13.16 Waiver

          The exercise or waiver, in whole or in part, of any right, remedy, or duty provided for in this Agreement shall not constitute the waiver of any prior, concurrent, or subsequent right, remedy, or duty within the Agreement.

     13.17 Captions; Section Numbers

          Captions, Tables of Contents, Indices of Definitions, and Schedule and Exhibit titles are used herein for convenience only and may not be used in the construction or interpretation of this Agreement. Any reference herein to a particular Section number (e.g., "Section [___]"), shall be deemed a reference to all Sections of this Agreement that bear sub-numbers to the number of the referenced Section (e.g., Sections [___], [___], etc.).

     13.18 Counterparts

          This Agreement may be executed in duplicate counterparts. Each such counterpart shall be an original and both together shall constitute but one and the same document. This Agreement shall not be deemed executed unless nor until at least one counterpart bears the signatures of both parties' designated signatories.

     13.19 Entire Agreement

          The terms and conditions contained in this Agreement constitute the entire Agreement between Sprint and Amdocs with respect to the subject matter hereof and supersede all prior oral and written quotations, communications, representations, agreements and understandings of the Parties with respect to the subject matter hereof (including but not limited to the Letter of Agreement between the Parties dated [**].

     13.20 Order of Precedence

          In the event of conflict in substance or impact between this Agreement and any Schedule, Attachment, or Exhibit, the Agreement controls, subject to the right of Sprint and Amdocs to mutually amend the Agreement and Attachments, Exhibits, and Schedules as set forth herein.

                            (signature page follows)

SPRINT/UNITED MANAGEMENT COMPANY
AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT   CONFIDENTIAL

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

SPRINT/UNITED MANAGEMENT COMPANY        AMDOCS SOFTWARE SYSTEMS LIMITED


By: /s/ Paul Saleh                      By: /s/ JC Mottershead-Needs
    ---------------------------------       ------------------------------------
Name: Paul Saleh                        Name: JC Mottershead-Needs
Title: CFO                              Title: Assistant General Manager

And for the sole purpose of the
assignment of the Original Agreement to
Sprint set forth in Section 1
(Transition; Original Agreement):


NEXTEL FINANCE COMPANY


By: /s/ Paul Saleh
    ---------------------------------
Name: Paul Saleh
Title: CFO

SPRINT/UNITED MANAGEMENT COMPANY
AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT   CONFIDENTIAL

                                   Schedule A

                 SCHEDULE A - CUSTOMIZED PRODUCT FUNCTIONALITY,
             IMPLEMENTATION AND CONVERSION ROLES & RESPONSIBILITIES

This Schedule A to the Agreement summarizes the scope of functionality Amdocs shall provide to Sprint through the implementation of the Customized Product. Section A1 summarizes the scope of functionality that Amdocs shall provide, while Section A2 summarizes the roles and responsibilities of both Amdocs and Sprint with regard to full implementation of the Customized Product and complete conversion of all customers and data currently served by Sprint customer care and billing systems to the Customized Product. Capitalized terms used herein without definition are used as defined in the Amended and Restated Customer Care and Billing Services Agreement to which this Schedule A is attached. References to Appendices herein refer to the Appendix A through Appendix I attached hereto.

A1. FUNCTIONAL SCOPE

     A1.1. OVERVIEW

The CTA Functionality shall include (i) the Customized Product under the Original Agreement (i.e., Ensemble iDEN) and its robust capabilities; (ii) all of the functionality requested in the RFO and agreed to by Amdocs in its response to the RFO; and (iii) any other functionality mutually agreed to by the Parties in an Implementation Services Order to be CTA Functionality.

     A1.2. BASELINE LEGACY SPRINT AND NEXTEL FUNCTIONALITY

CTA Functionality referred to in clause (i) above includes the existing Nextel billing and care platform, including all existing Nextel features, functions, and services and shall conform to Schedule C (Creditable Performance Specifications).

CTA Functionality referred to in clause (ii) above includes support for each of the products required to address the legacy Sprint functionality and listed on Appendix A attached hereto.

CTA Functionality also includes support for the business processes that are identified in Appendix B and which were included in the RFO [**] and agreed to by Amdocs [**]

     A1.3. INITIAL RELEASE FUNCTIONALITY

Sprint and Amdocs have worked together to further clarify the portion of CTA Functionality to be implemented as part of the Initial Release.

The Parties shall finalize the identification of the CTA Functionality to be implemented in the Initial Release in the Implementation Services Order applicable to the Initial Release.

                                   Schedule A

     A1.4. ADDITIONAL RELEASE FUNCTIONALITY

Amdocs shall provide all CTA Functionality not included in the Initial Release in the other CTA Releases subsequent to the Initial Release. Sprint and Amdocs will work together to further clarify and specify the CTA Functionality to be implemented in each CTA Release and document the same in the applicable Implementation Services Order.

In addition to the CTA Functionality, Amdocs shall provide additional functionality to address specific product requirements to meet Sprint's ongoing business needs. This additional functionality, referred to as In-Flight Projects, is specified in Appendix E to this Schedule A. Each Implementation Services Order shall further specify the requirements for each In-Flight Project and the Release in which such In-Flight Project shall be completed. [**] (Charges).

A2. IMPLEMENTATION AND CONVERSION

This section summarizes the deliverables, roles, and responsibilities of both Amdocs and Sprint with regard to implementation of the CTA Functionality and the In-Flight Projects and conversion and migration of the legacy Sprint customers to the Customized Product.

     A2.1. OVERVIEW

This section summarizes the scope of Amdocs' responsibility for the definition, design, implementation, testing, conversion, migration, and post-conversion support required to fully realize the business objectives and functional scope of the Customized Product.

Amdocs shall perform the services required to convert and migrate all customers and equipment serviced by the legacy billing and care systems (i.e. the Customized Product [**]) to the Customized Product. Such services constitute "Services" under the Agreement. The converted subscribers will be all active subscribers in Sprint's legacy billing systems at the time of conversion. [**] Customized Product [**]. Extract data files will be provided to Amdocs by Sprint. Amdocs will be responsible for its scope of service in the conversion process [**]. Sprint will be responsible for providing the extract data files.

As the implementation of the Customized Product is a significant development and testing effort, for every Release, Amdocs shall conform to the Amdocs' software lifecycle development methodology described in Appendix F and shall develop and deliver all deliverables required by such methodology, including the deliverables for each Release identified in Appendix F. [**].

[**].

Attached as Appendix I to this Schedule A are the Amdocs and Sprint roles and responsibilities relating to implementation of the Customized Product and the conversion

                                   Schedule A

of all customers and data currently served by Sprint customer care and billing systems to the Customized Product.

[**]

                                   Schedule A

APPENDIX A - LEGACY SPRINT PRODUCT FUNCTIONALITY

Attached is the product list as agreed on 1/3/2006

          Confidential Materials omitted and filed separately with the
                       Securities and Exchange Commission.

[**]

                                   Schedule A

APPENDIX B - REQUIRED BUSINESS PROCESSES

                                                                    SCENARIO 2
                                                                   X=INCLUDED,
                                                      HIGH-LEVEL    OTHERWISE
     PROCESS AREA             BUSINESS PROCESS       DESCRIPTION     EXCLUDED
     ------------             ----------------       -----------   ----------
     RELATIONSHIP        Order Entry                 [**]          [**]
      MANAGEMENT         Contract Management         [**]          [**]
                         Customer Notifications      [**]          [**]
                         Call Center Management      [**]          [**]
                         Personalization Engine      [**]          [**]
                         Application Helpdesk        [**]          [**]
                         Churn Management            [**]          [**]
                         3rd Party Identification    [**]          [**]
                         Performance Management      [**]          [**]
                         3rd Party Notifications     [**]          [**]
                         3rd Party Integration       [**]          [**]
                         3rd Party Maintenance       [**]
                         Customer Care: Self Care    [**]          [**]
                         Customer Care: Call
                            Center                   [**]          [**]
                         Customer Care: Account
                            Teams                    [**]          [**]
                         Case Management             [**]          [**]
 SERVICE PROVISIONING    Order Management            [**]          [**]
                         Emergency Services          [**]          [**]
                         Provisioning Gateways       [**]          [**]
                         Number / Resources Admin    [**]          [**]
                         Wireless Number
                            Portability              [**]          [**]
     FULFILLMENT         Inventory Management        [**]          [**]
                         Distribution                [**]          [**]
                         Equipment Warranty          [**]          [**]
                         Equipment Returns           [**]          [**]
                         Repairs Management          [**]

                                   Schedule A

                                                                    SCENARIO 2
                                                                   X=INCLUDED,
                                                      HIGH-LEVEL    OTHERWISE
     PROCESS AREA             BUSINESS PROCESS       DESCRIPTION     EXCLUDED
     ------------             ----------------       -----------   ----------
                         Warehouse Management        [**]          [**]
 BILLING, INVOICING &    Prepaid                     [**]          [**]
      SETTLEMENT         Payment Services            [**]          [**]
                         Product/Pricing/Plan
                            Definition               [**]          [**]
                         Detailed Event Collection   [**]          [**]
                         Mediation                   [**]          [**]
                         Traffic Management          [**]          [**]
                         Rating, Discounting and
                            Promotions               [**]          [**]
                         Taxes & Surcharges          [**]          [**]
                         Bill Calculation            [**]          [**]
                         Invoice Formatting          [**]          [**]
                         Invoice Printing /                        [**]
                            Distribution             [**]
                         Collections                 [**]          [**]
                         Fraud Detections            [**]          [**]
                         Payment Processing          [**]          [**]
THIRD PARTY (CONTENT)    Rating                      [**]          [**]
BILLING / INVOICING /    Promotions                  [**]          [**]
      SETTLEMENT         Taxes & Surcharges          [**]          [**]
                         Invoice Production &
                            Distribution             [**]          [**]
                         Settlement                  [**]          [**]
                         Collections                 [**]          [**]
                         Payment Processing          [**]          [**]
  WHOLESALE BILLING/     Detailed Event Collection   [**]          [**]
INVOICING/ SETTLEMENT    Mediation                   [**]          [**]
                         Rating                      [**]          [**]
                         Taxes & Surcharges          [**]          [**]
                         Bill Calculation            [**]          [**]

                                   Schedule A

                                                                    SCENARIO 2
                                                                   X=INCLUDED,
                                                      HIGH-LEVEL    OTHERWISE
     PROCESS AREA             BUSINESS PROCESS       DESCRIPTION     EXCLUDED
     ------------             ----------------       -----------   ----------
                         Invoice Formatting          [**]          [**]
                         Invoice Printing /
                            Distribution             [**]          [**]
                         Settlement                  [**]          [**]
  ERP ADMINISTRATION     HR                          [**]          [**]
                         Finance                     [**]          [**]
                         Logistics                   [**]          [**]
                         Accounts Receivable         [**]          [**]
                         Financial Reporting         [**]          [**]
 REVENUE ASSURANCE /     Market & Field Operations   [**]          [**]
    INFRASTRUCTURE       Network Operations          [**]          [**]
                         Billing Operations          [**]          [**]
                         External Interfaces         [**]          [**]
                         System Controls             [**]          [**]
                         Reporting                   [**]          [**]

                                   Schedule A

APPENDIX C - RESERVED

                                   Schedule A

APPENDIX D - RESERVED

APPENDIX E - IN-FLIGHT PROJECTS

The "In-Flight Projects" are as listed below and as further described in the attached detailed solution proposal document:

       DOCUMENT   PROJECT              PROPOSED
ITEM   SECTION    NAME      COMMENTS   TIMELINE
----   --------   -------   --------   --------
1      [**]       [**]      [**]       [**]
2      [**]       [**]      [**]       [**]
3      [**]       [**]      [**]       [**]
4      [**]       [**]      [**]       [**]
5      [**]       [**]      [**]       [**]
6      [**]       [**]      [**]       [**]
7      [**]       [**]      [**]       [**]
8      [**]       [**]      [**]       [**]
9      [**]       [**]      [**]       [**]
10     [**]       [**]      [**]       [**]
11     [**]       [**]      [**]       [**]


Proprietary and Confidential         Page 10

APPENDIX E - IN-FLIGHT PROJECTS

          Confidential Materials omitted and filed separately with the
                       Securities and Exchange Commission.

Attached is the detailed solution proposed by Amdocs for each In-Flight Project:

The column "Document Section" refers to the section within the detailed solution applicable to each In-Flight Project.


Proprietary and Confidential         Page 11

APPENDIX E - IN-FLIGHT PROJECTS

December 8th-16th 2005

Table of Contents
[**]

Introduction

The telecom industry is undergoing profound change. The competitive landscape is becoming fiercer than ever; many new entrants assisted by technologies and new distribution channels are challenging the traditional market players; market incumbents are going through a wave of consolidation in order to maintain market dominance and to leverage their joint assets to achieve return to scale, continued growth and profitability; and Next Generation services are emerging at a rapid pace based on advanced networks, advanced handsets and new technologies.

Each of these factors are aimed at enabling ubiquitous communications and round the clock connectivity for customers.

The merger of the former Sprint and Nextel places the new company in a strong position to strengthen its market dominance. The merged companies' networks, market position and customer-base assets are recognized worldwide. At the same time, the merger introduces new challenges both in terms of delivering on the promised synergies as well as continuing to cater to customer needs. To excel in this rapidly evolving environment, Sprint needs to have robust operations which rely on state of the art systems. It must also demonstrate innovation and flexibility in its approach towards rapidly launching numerous advanced services.

Sprint is now embarking on a journey that includes multiple project initiatives each aimed at fulfilling different business needs and involving numerous solutions and extensive knowledge and expertise. Amdocs believes that it is best equipped to act as a partner for Sprint in expanding its business and meeting its business challenges. With our vision of integrated customer management, we understand that the customer is at the center of the business and we are able to provide the supporting products and services that will best cater to Sprint's current and future needs.

Amdocs to date has had a long and fruitful relationship with both Sprint and the former Nextel. Our industry knowledge and joint vision of the future will allow us to continue to jointly lead the market in terms of innovation, customer service and operational efficiencies.


Proprietary and Confidential         Page 12

APPENDIX E - IN-FLIGHT PROJECTS

          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.


Proprietary and Confidential         Page 13

APPENDIX F - AMDOCS RELEASE DELIVERABLES MAPPED TO [**]
[**]

Note: [**]

AMDOCS DELIVERABLES BY PHASE

The following diagram shows the Amdocs document deliverables for each phase of the release life cycle. (For a description of each deliverable, refer to the following table.)

     [**]

     The table below summarizes key implementation activities and the anticipated leader of the respective area.

PHASE                             ACTIVITY                                  Sprint   Amdocs
-------------------------------   ---------------------------------------   ------   ------
SCOPING/ANALYSIS                  Requirements confirmation                 [**]     [**]
& REQUIREMENTS                    LOE as required                                    [**]
                                  Detailed Walk Through (DWT)               [**]     [**]
                                  High Level Estimation Preparation                  [**]
                                  Provide High Level Estimation to Sprint   [**]     [**]
DESIGN                            High Level design                                  [**]
                                  IA Preparation + Internal Reviews                  [**]
                                  IA Walk through (IAW) with Sprint         [**]     [**]
                                  Revised IA and Delivery                            [**]
DEVELOPMENT                       Detailed Design                                    [**]
                                  Programming                               [**]     [**]
                                  Subsystem Test                                     [**]
CONVERSION                        Gap Analysis                                       [**]
                                  Hardware & Infrastructure                          [**]
                                  PP Mapping                                [**]     [**]
                                  Extract                                            [**]
                                  Mock Testing
                                  Implementation                                     [**]
TESTING                           System Test                                        [**]
                                  UAT Support                               [**]     [**]
                                  PLAB                                               [**]
                                  Bill Validation                                    [**]
                                  ITV                                                [**]


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

APPENDIX F - AMDOCS RELEASE DELIVERABLES MAPPED TO [**]

PHASE                             ACTIVITY                                  Sprint   Amdocs
-------------------------------   ---------------------------------------   ------   ------
                                  Usage Validation                                   [**]
IMPLEMENTATION                    Workforce Readiness Review                [**]     [**]
                                  Business Readiness Review                 [**]     [**]
                                  User Communications                       [**]     [**]
                                  Implementation                                     [**]
                                  Deployment Kick-offs                               [**]
POST-LAUNCH                       Production Support                                 [**]
                                  Lesson Learned                            [**]     [**]

[**]


Proprietary and Confidential         Page 15

APPENDIX G - RESERVED


Proprietary and Confidential         Page 16

APPENDIX H -RELEASE AND CONVERSION MILESTONES

IN ADDITION TO ACCEPTANCE TESTING AS PROVIDED IN THE AGREEMENT, THE FOLLOWING MILESTONE DEFINITIONS REPRESENT THE FINAL MILESTONE FOR EACH RELEASE AND EACH CONVERSION, AS WELL AS THE FINAL CONVERSION MILESTONE. EACH IMPLEMENTATION SERVICES ORDER SHALL DEFINE THE MILESTONES APPLICABLE TO THE RELEASE UNDER SUCH IMPLEMENTATION SERVICES ORDER, WHICH SHALL AT A MINIMUM INCLUDE THESE MILESTONES (UNLESS OTHERWISE AGREED TO BY SPRINT).

A RELEASE MILESTONE is deemed to be complete upon [**] in accordance with
Section 4.5 (Acceptance Testing) of the Agreement.

A CONVERSION MILESTONE is deemed to be complete when each of the following have been received and approved by Sprint:

1.[**]
2.[**]
3.[**]

The FINAL CONVERSION MILESTONE is as defined in the Agreement.


Proprietary and Confidential         Page 17

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

This appendix defines Amdocs and Sprint roles and responsibilities relating to Implementation of the Customized Product and Conversion of the legacy Sprint customers to the Unified Billing Platform Matrix (collectively, the "Interim Roles and Responsibilities Matrix") that apply in addition to the roles and responsibilities set forth in Schedule B (Roles and Responsibilities). Amdocs will provide all of these services in support of Implementation and Conversion for the fees listed within Schedule D.

The Interim Roles and Responsibilities Matrix will apply to the time period until first roll-out, and for all activities associated with the continued roll-out of additional markets, but does not apply to the on-going maintenance of each market, once converted. The level of each Party's responsibility with respect to each of the obligation's set forth in the Roles and Responsibilities Matrices is specified by the insertion of the letter "O", "P" or "V" adjacent to such obligation and beneath such Party's name. The letter "O" indicates that a Party "owns" overall and ultimate accountability for completion of a task. The letter "P" indicates that a Party has a "Participation" role with respect to a task, and that a Party designated "O" may require such Party to provide certain resources or perform tasks that may be necessary for the overall task to be completed, in an amount that is commercially reasonable, under the circumstances. Both parties will communicate in an on-going fashion when the "P" is a necessity. The letter "V" indicates that a Party has "visibility" with respect to a task, and that such Party has the right, but not the obligation, to contribute, provide resources or review the process for completion of a task. The absence of any letter indicates that a Party shall have no right to have an input or any obligation with respect to a task.


Proprietary and Confidential         Page 18

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

  I-1                    COST TO ACHIEVE (CTA) ROLES & RESPONSIBILITIES            SPRINT   AMDOCS             NOTES
  ---           ----------------------------------------------------------------   ------   ------   ------------------------
                                                                                                      [**]
I-1.1.1         -    Identify [**]                                                  [**]     [**]
I-1.1.2         -    [**]                                                           [**]     [**]
I-1.1.3         -    [**]                                                           [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

     I-2                                  TRAINING [**]                            SPRINT   AMDOCS             NOTES
     ---        ----------------------------------------------------------------   ------   ------   ------------------------
I-1.2.1         -    DEVELOP [**] MATERIALS
I-1.2.2         -    PLANNING AND ANALYSIS
I-1.2.2.1            -    Provide [**]
                                                                                    [**]     [**]
I-1.2.2.2       -    Provide [**]                                                   [**]     [**]
I-1.2.2.3            -    Map [**]                                                  [**]     [**]
I-1.2.2.4            -    Provide [**]                                              [**]     [**]
I-1.2.2.5            -    Create [**]                                               [**]     [**]
I-1.2.2.6            -    Define [**]                                               [**]     [**]
I-1.2.2.7            -    Define [**]                                               [**]     [**]
I-1.2.2.8            -    Develop [**]                                              [**]     [**]
I-1.2.3         -    TRAIN THE TRAINER DEVELOPMENT
I-1.2.3.1            -    CREATE DEVELOPMENT PROJECT PLAN
I-1.2.3.1.1               -    Assign [**]                                          [**]     [**]
I-1.2.3.1.2               -    Define [**]                                          [**]     [**]
I-1.2.3.1.2.1                  -    [**]                                            [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

     I-2                                  TRAINING [**]                            SPRINT   AMDOCS             NOTES
     ---        ----------------------------------------------------------------   ------   ------   ------------------------
I-1.2.3.1.2.2                  -    [**]                                            [**]     [**]
I-1.2.3.1.2.3                  -    [**]                                            [**]     [**]
I-1.2.3.1.3               -    [**]                                                 [**]     [**]
I-1.2.3.1.4               -    [**]                                                 [**]     [**]
I-1.2.3.1.5               -    [**]                                                 [**]     [**]
I-1.2.3.1.6               -    [**]                                                 [**]     [**]
I-1.2.4         -    TRAINING ENVIRONMENT
I-1.2.4.1            -    Define [**]                                               [**]     [**]
I-1.2.4.2            -    Maintain [**]                                             [**]     [**]
I-1.2.4.3            -    Create and maintain [**]                                  [**]     [**]
I-1.2.4.4            -    Train [**]                                                [**]     [**]
I-1.2.5         -    PLANNING
I-1.2.5.1            -    Schedule [**]                                             [**]     [**]
I-1.2.5.2            -    Schedule [**]                                             [**]     [**]
I-1.2.5.3            -    Prepare [**]                                              [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

     I-2                                  TRAINING [**]                            SPRINT   AMDOCS             NOTES
     ---        ----------------------------------------------------------------   ------   ------   ------------------------
I-1.2.5.4            -    Assign [**]                                               [**]     [**]
I-1.2.5.5            -    Monitoring [**]                                           [**]     [**]
I-1.2.6         -    TRAINING DELIVERY
I-1.2.6.1            -    Deliver [**]                                              [**]     [**]
I-1.2.6.2            -    [**]                                                      [**]     [**]
I-1.2.6.3            -    [**]                                                      [**]     [**]
I-1.2.7         -    UPDATE UBP MATERIALS FOR RELEASES [**]
I-1.2.7.1            -    PLANNING AND ANALYSIS
I-1.2.7.1.1               -    Assess [**]                                          [**]     [**]
I-1.2.7.1.2               -    Update [**]                                          [**]     [**]
I-1.2.7.2            -    DEVELOPMENT
I-1.2.7.2.1               -    [**]                                                 [**]     [**]
I-1.2.7.2.2               -    [**]                                                 [**]     [**]
I-1.2.7.2.3               -    [**]                                                 [**]     [**]
I-1.2.7.2.4               -    [**]                                                 [**]     [**]
I-1.2.7.2.5               -    Develop [**]                                         [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

I-2                                       TRAINING [**]                            SPRINT   AMDOCS             NOTES
-------------   ----------------------------------------------------------------   ------   ------   ------------------------
I-1.2.7.3            -    TRAINING ENVIRONMENT
I-1.2.7.3.1               -    Update [**]                                          [**]     [**]
I-1.2.7.3.2               -    Upgrade [**]                                         [**]     [**]
I-1.2.7.4            -    RELEASES TRAIN THE TRAINER DELIVERY
I-1.2.7.4.1               -    Deliver [**]                                         [**]     [**]
I-1.2.7.4.2               -    Provide [**]                                         [**]     [**]
I-1.2.7.4.3               -    [**]                                                 [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.


I-1.3                       [**] CONVERSION ROLES & RESPONSIBILITIES               SPRINT   AMDOCS   NOTES
-------------   ----------------------------------------------------------------   ------   ------   -----
                                                                                                     [**]
I-1.3           -    DATA CLEANSING
I-1.3.1              -    Analyze [**]                                              [**]     [**]
I-1.3.2              -    Design and Develop [**]                                   [**]     [**]
I-1.3.3              -    [**]                                                      [**]     [**]
I-1.3.4              -    [**]                                                      [**]
I-1.3.5              -    Verify [**]                                               [**]     [**]
I-1.3.2         -    CONVERSION PREPARATION AND DESIGN
I-1.3.2.1            -    Develop [**]                                              [**]     [**]
I-1.3.2.2            -    Develop [**]                                              [**]     [**]    [**]
I-1.3.2.3            -    Identify main tasks [**]                                  [**]     [**]
I-1.3.2.4            -    Plan the approach for [**]                                [**]     [**]
I-1.3.2.5            -    [**]                                                      [**]     [**]
I-1.3.2.6            -    [**]                                                      [**]     [**]
I-1.3.2.7            -    [**]                                                      [**]     [**]
I-1.3.2.8            -    [**]                                                      [**]     [**]
I-1.3.2.9            -    Design [**]                                               [**]     [**]


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

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

I-1.3.2.10           -    [**]                                                      [**]     [**]
I-1.3.2.11           -    [**]                                                      [**]     [**]
I-1.3.3         -    CONVERSION DEVELOPMENT
I-1.3.3.1            -    [**]                                                      [**]     [**]    [**]
I-1.3.3.2            -    Develop [**]                                              [**]     [**]
I-1.3.3.3            -    Design/develop [**]                                       [**]     [**]    [**]
I-1.3.3.4            -    Unit Testing [**]                                         [**]     [**]
I-1.3.3.5            -    [**]                                                      [**]     [**]
I-1.3.4         -    CONVERSION TESTING AND EXECUTION
I-1.3.4.1            -    RUN MOCK CONVERSION TEST
I-1.3.4.1.1                    -    [**]                                            [**]     [**]
I-1.3.4.1.2                    -    [**]                                            [**]     [**]
I-1.3.4.1.3               -    [**]                                                 [**]     [**]
I-1.3.4.1.4               -    [**]                                                 [**]     [**]
I-1.3.4.1.5               -    [**]                                                 [**]     [**]
I-1.3.4.1.6               -    [**]                                                 [**]     [**]
I-1.3.4.2            -    EXECUTE PRODUCTION CONVERSIONS


Proprietary and Confidential         Page 25

APPENDIX I - INTERIM ROLES & RESPONSIBILITIES MATRIX.

I-1.3.4.2.1               -    [**]                                                 [**]     [**]
I-1.3.4.2.2               -    [**]                                                 [**]     [**]
I-1.3.4.2.3               -    [**]                                                 [**]     [**]
I-1.3.4.2.4               -    [**]                                                 [**]     [**]
I-1.3.4.2.5               -    [**]                                                 [**]     [**]
I-1.3.4.2.6               -    [**]                                                 [**]     [**]
I-1.3.5         -    POST CONVERSION
I-1.3.5.1            -    [**]                                                      [**]     [**]
I-1.3.5.2            -    [**]                                                      [**]     [**]
I-1.3.5.3            -    [**]                                                      [**]     [**]


Proprietary and Confidential         Page 26

                                   SCHEDULE B

                       Roles and Responsibilities Matrices

     Attached are the On-going Roles and Responsibilities Matrix (collectively, the "Ongoing Roles and Responsibilities Matrices"). Capitalized terms not defined in Ongoing Roles and Responsibilities Matrices shall have the meanings set forth in the Agreement. The Interim Roles and Responsibilities Matrix is in addition to the Ongoing Roles and Responsibilities Matrices set forth in this Schedule B (Roles & Responsibilities) and will apply to the time period until first roll-out, and for all activities associated with the continued roll-out of additional markets, but does not apply to the on-going maintenance of each market, once converted. The Ongoing Roles and Responsibilities Matrix will apply to activities associated with both the time period and activities associated with first roll-out all activities and the continued roll-out of additional markets as well as the on-going maintenance of each market, once converted. The level of each Party's responsibility with respect to each of the obligations set forth in the Ongoing Roles and Responsibilities Matrices is specified by the insertion of the letter "O", "P" or "V" adjacent to such obligation and beneath such Party's name. The letter "O" indicates that a Party "owns" overall and ultimate accountability for completion of a task. The letter "P" indicates that a Party has a "Participation" role with respect to a task, and that a Party designated "O" may require such Party to provide certain resources or perform tasks that may be necessary for the overall task to be completed, in an amount that is commercially reasonable, under the circumstances. Both parties will communicate in an on-going fashion when the "P" is a necessity. The letter "V" indicates that a Party has "visibility" with respect to a task, and that such Party has the right, but not the obligation, to contribute, provide resources or review the process for completion of a task. The absence of any letter indicates that a Party shall have no right to have an input or any obligation with respect to a task.

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1            RELEASE SUPPORT
1.1.1               -    PLANNING
1.1.1.1                  -    Define [**]                                           [**]     [**]     [**]
1.1.1.2                  -    Define [**]                                           [**]     [**]     [**]
1.1.1.3                  -    Determine [**]                                        [**]     [**]     [**]
1.1.1.4                  -    Define [**]                                           [**]     [**]
1.1.1.5                  -    Define [**]                                           [**]     [**]     [**]
1.1.1.6                  -    Define [**]                                           [**]     [**]
1.1.1.7                  -    Define [**]                                           [**]     [**]
1.1.1.8                  -    Develop [**]                                          [**]     [**]
1.1.1.9                  -    Develop [**]                                          [**]     [**]
1.1.1.10                 -    Develop [**]                                          [**]     [**]     [**]
1.1.2               -    CORE AMDOCS RELEASES
1.1.2.1                  -    Ensure [**]                                           [**]     [**]
1.1.2.2                       -    Core release assessment and deployment [**]      [**]     [**]
1.1.2.3                  -    Ensure [**]                                           [**]     [**]
1.1.3               -    CORE AMDOCS RELEASE ENHANCEMENT SPECIFICATION                                [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.3.1                  -    Define [**]                                           [**]     [**]
1.1.3.2                  -    Justify [**]                                          [**]     [**]
1.1.3.3                  -    Develop [**]                                                   [**]
1.1.3.4                  -    Review/[**]                                                    [**]
1.1.4               -    CORE AMDOCS RELEASE APPLICATION DEVELOPMENT AND TESTING
1.1.4.1                  -    DEVELOP [**]
1.1.4.1.1                     -    Maintain [**]                                             [**]
1.1.4.1.2                     -    Refresh [**] Provide [**]                                 [**]
1.1.4.1.3                     -    Apply [**]                                       [**]     [**]
1.1.4.1.4                     -    Develop/modify [**]                                       [**]
1.1.4.1.5                     -    Develop/modify [**]                                       [**]     [**]
1.1.4.1.7                     -    Update [**]                                      [**]     [**]
1.1.4.1.8                     -    Update [**]                                               [**]
1.1.4.2                  -    PERFORM UNIT TESTING
1.1.4.2.1                     -    Maintain [**]                                             [**]
1.1.4.2.2                     -    Develop/[**]                                              [**]
1.1.4.2.3                     -    Develop/[**]                                              [**]
1.1.4.2.4                     -    Perform [**]                                              [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.4.2.5                     -    Perform [**]                                              [**]
1.1.4.2.7                     -    Review [**]                                               [**]
1.1.4.3                  -    PERFORM [**]
1.1.4.3.1                     -    Maintain [**]                                             [**]
1.1.4.3.2                     -    Develop/[**]                                              [**]
1.1.4.3.3                     -    Develop/maintain [**]                                     [**]
1.1.4.3.4                     -    Perform [**]                                              [**]
1.1.4.3.5                     -    Review [**]                                               [**]     [**]
1.1.5               -    SPRINT RELEASE ENHANCEMENT SPECIFICATION
1.1.5.1                  -    Define [**]                                           [**]     [**]
1.1.5.2                  -    Justify [**]                                          [**]     [**]
1.1.5.3                  -    Specify [**]                                          [**]     [**]
1.1.5.4                  -    Review/Signoff [**]                                   [**]     [**]
1.1.5.5                  -    Develop [**]                                          [**]     [**]
1.1.5.6                  -    Review/signoff [**]                                   [**]     [**]
1.1.6               -    SPRINT RELEASE APPLICATION DEVELOPMENT AND TESTING
1.1.6.1                  -    DEVELOP [**]
1.1.6.1.1                     -    Maintain [**]                                    [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.1.2                     -    Develop/modify [**]                              [**]     [**]
1.1.6.1.3                     -    Develop/modify [**]
                                   -    Amdocs will manage [**]
                                   -    Sprint will manage [**]                     [**]     [**]
1.1.6.1.4                     -    Develop/modify [**]                              [**]     [**]
1.1.6.1.5                     -    Provide [**]                                     [**]     [**]
1.1.6.1.6                     -    Update [**]                                      [**]     [**]
1.1.6.1.7                     -    Update [**]                                      [**]     [**]
1.1.6.1.8                     -    Update [**]                                      [**]     [**]
1.1.6.2                  -    PERFORM UNIT TESTING
1.1.6.2.1                     -    Maintain [**]                                             [**]
1.1.6.2.2                     -    Develop/maintain [**]                                     [**]
1.1.6.2.3                     -    Develop/maintain [**]                                     [**]
1.1.6.2.4                     -    Perform [**]                                              [**]
1.1.6.2.5                     -    Perform [**]                                              [**]     [**]
1.1.6.2.6                     -    Perform [**]                                     [**]     [**]
1.1.6.2.7                     -    Review [**]                                      [**]     [**]
1.1.6.3                  -    PERFORM SYSTEM TESTING                                                  [**]
1.1.6.3.1                     -    Maintain [**]                                    [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.3.2                     -    Develop/maintain [**]                            [**]     [**]
1.1.6.3.3                     -    Develop/maintain [**]                            [**]     [**]
1.1.6.3.4                     -    Deliver Builds [**]                              [**]     [**]
1.1.6.3.5                     -    Document [**]                                    [**]     [**]
1.1.6.3.6                     -    Develop [**]                                     [**]     [**]
1.1.6.3.7                     -    Develop [**]                                     [**]     [**]
1.1.6.3.8                     -    Perform [**]                                     [**]     [**]
1.1.6.3.9                     -    Gain agreement [**]                              [**]     [**]
1.1.6.3.10                    -    Develop comprehensive [**]                       [**]     [**]
1.1.6.3.11                    -    Perform [**]                                                       [**]
                              -    Amdocs will manage [**]                          [**]     [**]
                              -    Moved Sprint [**]
1.1.6.3.12                    -    Sprint will manage [**]                          [**]     [**]
1.1.6.3.13                    -    Provide test file [**]                           [**]     [**]     [**]
                              -    Deliver Sprint Acceptance Test [**]              [**]     [**]
1.1.6.3.14                    -    Provide Amdocs [**]                              [**]     [**]
1.1.6.3.15                    -    Provide test [**]                                [**]     [**]     [**]
1.1.6.3.16                    -    Provide Sprint [**]                              [**]     [**]
1.1.6.3.17                    -    Provide test environments [**]                   [**]     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.3.18                    -    Provide test environments [**]                   [**]     [**]     [**]
1.1.6.3.19                    -    Provide access [**]                              [**]     [**]     [**]
1.1.6.3.20                    -    Perform Sprint [**]                              [**]     [**]     [**]
1.1.6.3.21                    -    Review and validate [**]                         [**]     [**]
1.1.6.3.22                    -    Conduct System Test [**]                         [**]     [**]
1.1.6.4                  -    PERFORM [**]
1.1.6.4.1                     -    Deliver [**]                                     [**]     [**]     [**]
1.1.6.4.2                     -    Align [**]                                       [**]     [**]
1.1.6.4.3                     -    Create [**]                                      [**]     [**]
1.1.6.4.4                     -    Deliver [**]                                     [**]     [**]
1.1.6.4.5                     -    Support [**]                                     [**]     [**]
1.1.6.4.6                     -    Perform [**]                                     [**]     [**]
1.1.6.4.7                     -    Meet [**]                                        [**]     [**]
1.1.6.4.8                     -    Conduct [**] and determine acceptance of
                                   test results                                     [**]     [**]
1.1.6.5                  -    ACCEPTANCE TEST (AT)                                                    [**]
1.1.6.5.1                     -    Deliver [**]                                     [**]     [**]
1.1.6.5.2                     -    Jointly define [**]
                              -    Jointly define [**] Build delivered to AT.       [**]     [**]
1.1.6.5.3                          a)   Transfer [**]                               [**]     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.5.4                     -    Align [**]                                       [**]     [**]
1.1.6.5.5                     -    Maintain [**]                                    [**]     [**]     [**]
1.1.6.5.6                     -    Develop and maintain [**]                        [**]     [**]
1.1.6.5.7                     -    Provide [**]                                     [**]     [**]
1.1.6.5.8                     -    Each individual [**]                             [**]     [**]
1.1.6.5.9                     -    [**]                                             [**]     [**]
1.1.6.5.10                    -    [**]                                             [**]     [**]
1.1.6.5.11                    -    Resolve [**]                                     [**]     [**]
1.1.6.5.12                              -    Provide support [**]                   [**]     [**]
1.1.6.5.13                    -    Upgrade and shakeout [**]                        [**]     [**]     [**]
                              -    [**]
1.1.6.5.14                    -    Deliver [**]                                     [**]     [**]
1.1.6.5.15                    -    Maintain [**]                                    [**]     [**]     [**]
1.1.6.5.16                         -    Maintain [**]                               [**]     [**]
1.1.6.5.17                    -    [**]                                             [**]     [**]     [**]
1.1.6.5.18                    -    [**]                                             [**]     [**]
1.1.6.5.19                              -    Provide [**]                           [**]     [**]
1.1.6.5.20                    -    The [**]                                         [**]     [**]
                              -    [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.5.21                    -    Align schedule [**]                              [**]     [**]
1.1.6.5.22                              -    Provide [**]                           [**]     [**]
1.1.6.5.23                              -    Provide [**]                           [**]     [**]
1.1.6.5.24                              -    Provide [**]                           [**]     [**]
1.1.6.5.25                              -    Provide [**]                           [**]     [**]
1.1.6.5.26                              -    Provide [**] 0 Converted               [**]     [**]
1.1.6.5.27                              -    Provide [**]                           [**]     [**]
1.1.6.5.28                    -    Provide [**]                                     [**]     [**]     [**]
1.1.6.5.29                    -    Provide [**].                                    [**]     [**]     [**]
1.1.6.5.30                    -    Perform [**]                                     [**]     [**]
1.1.6.5.31                    -    Provide [**]                                     [**]     [**]
1.1.6.5.32                    -    [**] support [**]                                [**]     [**]
1.1.6.5.33                    -    Support [**]                                     [**]     [**]
1.1.6.5.34                    -    Support [**]                                     [**]     [**]
1.1.6.5.35                    -    Provide [**]                                                       [**]
                              -    Provide [**]                                     [**]     [**]
                              -    [**]
1.1.6.5.36                    -    [**] support [**]                                [**]     [**]
1.1.6.5.37                    -    Participate in [**]                              [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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

ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.5.38                    -    For each major release, [**]                     [**]     [**]
1.1.6.5.39                    -    Develop/maintain [**]                            [**]     [**]
1.1.6.5.40                    -    Develop/maintain [**]                            [**]     [**]
1.1.6.5.41                    -    Identify [**]                                    [**]     [**]
1.1.6.5.42                    -    Schedule and coordinate [**]                     [**]     [**]
1.1.6.5.43                    -    Develop [**]                                     [**]     [**]
1.1.6.5.44                    -    Provide [**]                                                       [**]
                              -    Amdocs will deliver [**]                         [**]     [**]
1.1.6.5.45                    -    Execute [**]                                     [**]     [**]
1.1.6.5.46                    -    PERFORM [**]
1.1.6.5.46.1                       -    Track and classify [**]                     [**]     [**]
1.1.6.5.46.2                       -    Track and classify [**]                     [**]     [**]
1.1.6.5.46.3                       -    Track and classify [**]                     [**]     [**]
1.1.6.5.46.4                       -    Track and classify [**]                     [**]     [**]
1.1.6.5.47                    -    PROVIDE [**]                                     [**]     [**]
1.1.6.5.47.1                       -    Provide [**]                                [**]     [**]
1.1.6.5.47.2                       -    Review [**]                                 [**]     [**]
1.1.6.6                  -    CONDUCT [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.1.6.6.1                     -    Create [**]                                      [**]     [**]     [**]
1.1.6.6.2                     -    Install [**]                                     [**]     [**]     [**]
1.1.6.6.3                     -    Install [**]                                     [**]     [**]     [**]
1.1.6.7                  -    AMDOCS OWNED HARDWARE SOFTWARE AND NETWORK
1.1.6.7.1                     -    Execute [**]                                     [**]     [**]     [**]
1.1.6.7.2                     -    Evaluate [**]                                    [**]     [**]
1.1.6.7.3                     -    Approve selection                                [**]     [**]     [**]
1.1.6.7.4                     -    Facilitate [**]                                  [**]     [**]
1.1.7               -    CHANGE MANAGEMENT
1.1.7.1                  -    Create change [**]                                    [**]     [**]     [**]
1.1.7.2                  -    Develop [**]                                          [**]     [**]     [**]
1.1.7.3                  -    Develop [**]                                          [**]     [**]     [**]
1.1.7.4                  -    Maintain [**]                                         [**]     [**]
1.1.7.5                  -    Provide [**]                                          [**]     [**]     [**]
1.1.7.6                  -    Provide [**]                                          [**]     [**]
1.2            VENDOR DEPLOYMENT SUPPORT
1.2.1               -    PLANNING AND PROCUREMENT
1.2.1.1                  -    Determine [**]                                        [**]     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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ON-GOING ROLES AND RESPONSIBILITIES

1              RELEASES                                                            SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
1.2.1.2                  -    Provide and maintain [**]                             [**]     [**]
1.2.1.3                  -    Procure [**]                                          [**]     [**]
1.2.2               -    PRE-DELIVERY PREPARATION
1.2.2.1                  -    Upgrade or modify [**]                                [**]     [**]
1.2.2.2                  -    Ensure [**]                                           [**]     [**]
1.2.3               -    DELIVERY AND INSTALLATION
1.2.3.1                  -    Deliver [**]                                          [**]     [**]     [**]
1.2.3.2                  -    Connect [**]                                          [**]     [**]
1.2.3.3                  -    Assemble [**]                                                  [**]
1.2.3.4                  -    Install [**]                                          [**]     [**]     [**]
1.2.3.5                  -    Perform [**]                                                   [**]
1.2.3.6                  -    Test [**]                                             [**]     [**]
1.2.3.7                  -    De-install [**]                                                [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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ON-GOING ROLES AND RESPONSIBILITIES

2              SYSTEM PERFORMANCE                                                  SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
2.1            PERFORMANCE TESTING
2.1.1               -    ENVIRONMENT
2.1.1.1                  -    Provide [**]                                                   [**]
2.1.1.2                  -    Define [**]                                           [**]     [**]     [**]
2.1.1.3                  -    Determine [**]                                        [**]     [**]     [**]
2.1.2               -    TESTING
2.1.2.1                  -    For each release [**]                                 [**]     [**]
2.1.2.2                  -    Provide support [**]                                  [**]     [**]
2.1.2.3                  -    Provide [**]                                          [**]     [**]
2.1.2.4                  -    For each release, [**]                                [**]     [**]     [**]
2.1.2.5                  -    Provide capability [**]                               [**]     [**]
2.1.2.6                  -    Provide [**]                                          [**]     [**]
2.1.2.7                  -    Provide [**]                                          [**]     [**]
2.1.2.8                  -    Provide [**].                                         [**]     [**]     [**]
2.1.2.9                  -    Provide [**]                                          [**]     [**]
2.1.2.10                 -    Define [**]                                           [**]     [**]
2.1.2.11                 -    Provide [**]                                          [**]     [**]     [**]
2.1.2.12                 -    Provide [**]                                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
2              SYSTEM PERFORMANCE                                                  SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
2.1.2.13                 -    Provide [**]                                          [**]     [**]
2.1.2.14                 -    Notification [**]                                     [**]     [**]
2.1.2.15                 -    Provide [**]                                          [**]     [**]
2.1.2.16                 -    CPU utilization [**]                                  [**]     [**]
2.1.2.17                 -    Provide [**]                                          [**]     [**]
2.1.2.18                 -    Define [**])                                          [**]     [**]     [**]
2.1.2.19                 -    Execute [**]                                          [**]     [**]
2.1.2.20                 -    Review [**]                                           [**]     [**]     [**]
2.1.3               -    PERFORMANCE REPORTING
2.1.3.1                  -    Produce [**]                                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
3              ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                           SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
3.1            FIRST LEVEL - CUSTOMER CARE AND BILLING HELP DESK
3.1.1               -    PLANNING AND DEPLOYMENT OF FIRST LEVEL HELP DESK
                         SUPPORT
3.1.1.1                  -    Define [**]                                           [**]     [**]     [**]
3.1.1.2                  -    Supply [**]                                           [**]
3.1.1.3                  -    Provide [**]                                          [**]
3.1.1.4                  -    Implement/maintain [**]                               [**]     [**]     [**]
3.1.1.5                  -    Establish [**]                                        [**]     [**]
3.1.1.6                  -    Develop [**]                                          [**]     [**]
3.1.1.7                  -    Partner to ensure seamless [**]                       [**]     [**]     [**]
3.1.2               -    FIRST LEVEL HELP DESK SUPPORT OPERATIONS
3.1.2.1                  -    Route [**]                                            [**]
3.1.2.2                       -    Provide [**]                                     [**]     [**]
3.1.2.3                  -    Provide operational [**]                              [**]     [**]
3.1.2.4                  -    Maintain [**]                                         [**]
3.1.2.5                  -    PERFORM [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
3              ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                           SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
3.1.2.5.1                     -    Track and classify [**]                          [**]     [**]
3.1.2.5.2                     -    Track and classify [**]                          [**]
3.1.2.6                  -    Establish [**]                                        [**]     [**]
3.1.2.7                  -    Maintain [**]                                         [**]     [**]
3.1.2.8                  -    Export "lessons learned [**]                          [**]
3.1.2.9                  -    Escalate [**]                                         [**]     [**]
3.1.2.10                 -    Provide corrective action [**]                        [**]     [**]
3.1.2.11                 -    Provide [**]                                          [**]     [**]
3.1.2.12                 -    Report [**]                                           [**]
3.1.2.13                 -    Provide [**]                                          [**]     [**]
3.1.2.14                 -    Provide [**]                                          [**]     [**]
3.1.2.15                 -    Provide [**]                                          [**]     [**]
3.1.2.16                 -    Monitor [**]                                          [**]
3.2            SECOND LEVEL - CUSTOMER CARE AND BILLING HELP DESK                                     [**]
3.2.1               -    PLANNING AND DEPLOYMENT OF SECOND LEVEL HELP DESK
                         SUPPORT
3.2.1.1                  -    Define [**]                                           [**]     [**]
3.2.1.2                  -    Supply [**]                                           [**]     [**]     [**]
3.2.1.3                  -    Provide [**]                                          [**]     [**]
3.2.1.4                  -    Implement/maintain [**]                               [**]     [**]
3.2.1.5                  -    Establish [**]                                        [**]     [**]
3.2.1.6                  -    Develop [**]                                          [**]     [**]
3.2.2               -    SECOND LEVEL HELP DESK SUPPORT OPERATIONS

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
3              ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                           SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
3.2.2.1                  -    Route issues [**]                                     [**]     [**]
3.2.2.2                       -    Provide [**]                                     [**]     [**]
3.2.2.3                  -    Maintain [**]                                         [**]     [**]
3.2.2.4                  -    PERFORM PRODUCTION DEFECT TRACKING AND
                              PRIORITIZATION
3.2.2.4.1                     -    Track and classify [**]                          [**]     [**]
3.2.2.4.2                     -    Track and classify [**]                          [**]     [**]
3.2.2.4.3                     -    Track and classify [**]                          [**]     [**]
3.2.2.4.4                     -    Track and classify [**]                          [**]     [**]
3.2.2.4.5                     -    Track and classify [**]                          [**]     [**]
3.2.2.5                  -    Establish [**]                                        [**]     [**]
3.2.2.6                  -    Maintain [**]                                         [**]     [**]
3.2.2.7                  -    Maintain a [**]                                       [**]     [**]
3.2.2.8                  -    Escalate [**]                                         [**]     [**]
3.2.2.9                  -    Perform [**]                                          [**]     [**]
3.2.2.10                 -    Provide [**]                                          [**]     [**]
3.2.2.11                 -    Report [**]                                           [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
3              ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                           SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
3.2.2.12                 -    Provide [**]                                          [**]     [**]
3.2.2.13                 -    Provide [**]                                          [**]     [**]
3.2.2.14                 -    Provide [**]                                          [**]     [**]
3.2.2.15                 -    Monitor [**]                                          [**]     [**]
3.3            ISSUE RESOLUTION
3.3.1               -    PLANNING AND DEPLOYMENT OF ISSUE RESOLUTION SUPPORT
3.3.1.1                  -    Define [**]                                           [**]     [**]
3.3.1.2                  -    Determine [**]                                        [**]     [**]
3.3.1.3                  -    Provide [**]                                          [**]     [**]
3.3.2               -    DEFECT CORRECTION
3.3.2.1                  -    Investigate [**]                                      [**]     [**]
3.3.2.2                  -    Investigate [**]                                      [**]     [**]
3.3.2.3                       -    Perform [**]                                     [**]     [**]
3.3.2.4                  -    Perform [**]
3.3.2.5                  -    Provide [**]                                          [**]     [**]
3.3.2.6                  -    Migrate [**]                                          [**]     [**]
3.3.2.7                  -    Coordinate [**]                                       [**]     [**]
3.3.2.8                  -    Provide [**]                                          [**]     [**]     [**]
3.3.4               -    ISSUE DOCUMENTATION
3.3.4.1                  -    Maintain [**]                                         [**]     [**]
3.3.4.2                  -    Maintain [**]                                         [**]     [**]
3.3.4.3                  -    Report [**]                                           [**]     [**]
3.3.4.4                  -    Provide [**]                                          [**]     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
3              ISSUE MANAGEMENT AND SOFTWARE MAINTENANCE                           SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
3.3.4.5                  -    Provide [**]                                          [**]     [**]
3.3.4.6                  -    Provide [**]                                          [**]     [**]
3.3.5               -    [**]                                                                         [**]
3.3.5.1                  -    Monitor [**]                                                   [**]
3.3.5.2                  -    Investigate [**]                                               [**]
3.3.5.3                  -    Resolve [**]                                                   [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
4              TRAINING                                                             [**]     [**]     [**]
------------   -----------------------------------------------------------------   ------   ------   -----
4.1            UPDATE MATERIALS [**]
4.1.1          PLANNING AND ANALYSIS
4.1.1.1        Assess [**]                                                          [**]     [**]
4.1.1.2        Update [**]                                                          [**]     [**]
4.1.2          DEVELOPMENT
4.1.2.1        Develop [**]                                                         [**]     [**]
4.1.2.1.2      Workbooks update                                                     [**]     [**]
4.1.2.1.3      Online Help update                                                   [**]     [**]
4.1.2.1.4      Glossary                                                             [**]     [**]
4.2            RELEASES TRAIN THE TRAINER DELIVERY
4.2.1          Deliver [**]                                                         [**]     [**]
4.2.2          Provide [**]                                                         [**]     [**]
4.2.3          Conduct [**]                                                         [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
5              BUSINESS TABLE MAINTENANCE                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
5.1            GENERAL ROLES AND RESPONSIBILITIES
5.1.1               -    Perform [**]                                               [**]     [**]
5.1.2               -    Gather [**]                                                [**]
5.1.3               -    Review, [**]                                               [**]     [**]     [**]
5.1.4               -    Accept or reject [**]                                      [**]     [**]
5.1.5               -    Validate and [**]                                          [**]     [**]
5.1.6               -    Determine [**]                                             [**]     [**]     [**]
5.1.7               -    Migrate [**]                                               [**]     [**]
5.1.8               -    Maintain [**]                                              [**]     [**]
5.2            NEW RELEASES/BUILDS
5.2.1               -    NEW RELEASE/[**]
5.2.1.1                  -    Provide [**]                                          [**]     [**]
5.2.2               -    NEW RELEASE/[**]
5.2.2.1                  -    Gather [**]                                           [**]
5.2.3               -    NEW RELEASE/[**]
5.2.3.1                  -    Perform [**]                                          [**]     [**]
5.2.3.2                  -    Provide [**]                                          [**]     [**]
5.2.4               -    NEW RELEASE/[**]
5.2.4.1                  -    Perform [**]                                          [**]     [**]
5.2.4.2                  -    Determine [**]                                        [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
5              BUSINESS TABLE MAINTENANCE                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
5.2.4.3                  -    Perform [**]                                          [**]     [**]
5.2.4.4                  -    Gather [**]                                           [**]     [**]
5.2.5               -    NEW RELEASE/[**]
5.2.5.1                  -    Perform [**]                                          [**]     [**]
5.2.5.2                  -    Perform [**]                                          [**]     [**]
5.2.5.3                  -    Provide [**]                                          [**]     [**]
5.2.5.4                  -    Perform [**]                                          [**]     [**]
5.2.5.5                  -    Analysis [**]                                         [**]     [**]
5.2.5.6                  -    Tracking [**]                                         [**]     [**]
5.2.5.7                  -    Provide [**]                                          [**]     [**]
5.2.6               -    NEW RELEASE/[**]
5.2.6.1                  -    Provide [**]                                          [**]     [**]
5.2.6.2                  -    Perform [**]                                          [**]     [**]
5.2.6.3                  -    Perform [**]                                          [**]     [**]
5.2.6.4                  -    Analysis [**]                                         [**]     [**]
5.2.6.5                  -    Tracking [**]                                         [**]     [**]
5.2.6.6                  -    Provide [**]                                          [**]     [**]
5.2.7               -    NEW RELEASE/[**]
5.2.7.1                  -    Provide [**]                                          [**]     [**]
5.2.7.2                  -    Perform [**]                                          [**]     [**]
5.2.7.3                  -    Perform [**]                                          [**]     [**]
5.2.7.4                  -    Analysis [**]                                         [**]     [**]
5.2.7.5                  -    Tracking [**]                                         [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
5              BUSINESS TABLE MAINTENANCE                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
5.2.7.6                  -    Provide [**]                                          [**]     [**]
5.2.8               -    NEW RELEASE/[**]
5.2.8.1                  -    Load [**]                                             [**]     [**]
5.2.8.2                  -    Perform [**]                                          [**]     [**]
5.2.8.3                  -    Analysis [**]                                         [**]     [**]
5.2.8.4                  -    Provide [**]                                          [**]     [**]
5.2.8.5                  -    Perform [**]                                          [**]     [**]
5.2.8.6                  -    Review [**]                                           [**]     [**]
5.2.8.7                  -    Provide [**]                                          [**]     [**]
5.2.9               -    NEW RELEASE/[**]
5.2.9.1                  -    Manage [**]                                           [**]     [**]
5.2.9.2                  -    Perform [**]                                          [**]     [**]
                         -    Perform [**]                                          [**]     [**]
5.2.9.3                  -    Provide [**]                                          [**]     [**]
5.2.10              -    NEW RELEASE/[**]
5.2.10.1                 -    Provide [**]                                          [**]     [**]
5.2.10.2                 -    Provide [**]                                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
6              STRATEGIC CONSULTING SERVICES                                       SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
6.1            NEW TECHNOLOGY COMMUNICATION
6.1.1               -    Provide [**]                                               [**]     [**]
6.1.2               -    Provide [**]                                               [**]     [**]
6.1.3               -    Identify [**]                                              [**]     [**]
6.2            INDUSTRY TRENDS AND BEST PRACTICES
6.2.1               -    Provide [**]                                               [**]     [**]
6.2.2               -    Provide [**]                                               [**]     [**]
6.2.3               -    Provide/[**]                                               [**]     [**]
6.2.4               -    Participate [**]                                           [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.1            DATA CENTER PRODUCTION SUPPORT
7.1.1               -    FACILITY MANAGEMENT
7.1.1.1                  -    Perform [**]                                                   [**]     [**]
7.1.1.2                  -    CAPACITY PLANNING [**]                                [**]     [**]     [**]
7.1.1.2.1                          -    Provide [**]                                [**]     [**]
7.1.1.2.2                          -    Provide [**]                                [**]     [**]
7.1.1.2.3                          -    Provide [**]                                [**]     [**]
7.1.1.2.4                          -    Provide [**]                                [**]     [**]
7.1.1.3                  -    Provide [**]                                                   [**]     [**]
7.1.2               -    ENVIRONMENT MANAGEMENT
7.1.2.1                  -    Provide [**]                                                   [**]     [**]
7.1.2.2                  -    Make available, [**]                                  [**]     [**]     [**]
7.1.2.3                  -    Provide [**]                                          [**]     [**]
7.1.2.4                  -    Analyze [**]                                          [**]     [**]
7.1.2.5                  -    Maintain [**]                                         [**]     [**]
7.1.2.6                  -    Develop [**]                                          [**]     [**]
7.1.2.7                  -    Develop [**]                                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.1.2.8                  -    Operate [**]                                                   [**]
7.1.2.9                  -    Operate [**]                                          [**]     [**]     [**]
7.1.2.10       Operate [**]                                                         [**]     [**]
7.1.2.11                 -    Provide [**]                                                   [**]
7.1.2.12                 -    Produce [**]                                          [**]     [**]
7.1.2.13                 -    Provide [**]                                          [**]     [**]
7.1.4               -    FILE SERVICES
7.1.4.1                  -    24X7 [**]                                                      [**]
7.1.4.2                  -    Perform [**]                                                   [**]
7.1.4.3                  -    Perform [**]                                                   [**]
7.1.4.4                  -    Identification [**]                                            [**]
7.1.4.5                  -    Schedule [**]                                                  [**]
7.1.4.6                  -    Perform [**]                                                   [**]
7.1.4.7                  -    Retain [**]                                                    [**]
7.1.5               -    TAPE MANAGEMENT AND STORAGE
7.1.5.1                  -    Perform [**]                                                   [**]
7.1.5.2                  -    Perform tape librarian services                                [**]
7.1.5.3                  -    Off-site [**]                                                  [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.1.5.4                  -    Retrieve [**]                                         [**]     [**]
7.1.6               -    SERVER AND DISK HARDWARE MAINTENANCE AND SUPPORT
7.1.6.1                  -    Procure, install, maintain, repair, replace or
                              [**]                                                  [**]     [**]     [**]
7.1.6.2                  -    Procure, install, maintain, repair, replace [**]      [**]     [**]
7.1.6.3                  -    Provide [**]                                          [**]     [**]
7.1.6.4                  -    Storage [**]                                                   [**]
7.1.6.5                  -    Monitor and [**]                                               [**]
7.1.6.6                  -    Dispatch [**]                                                  [**]
7.1.6.7                  -    Perform [**]                                                   [**]
7.1.6.8                  -    Produce [**]                                          [**]     [**]
7.1.7               -    SYSTEM SOFTWARE MAINTENANCE AND SUPPORT/SYSTEM
                         ADMINISTRATION
7.1.7.1                  -    Maintain [**]                                                  [**]
7.1.7.2                  -    Perform [**]                                                   [**]
7.1.7.3                  -    Map [**]                                                       [**]
7.1.7.4                  -    Test [**]                                                      [**]
7.1.7.5                  -    Review [**]                                           [**]     [**]
7.1.7.6                  -    Document [**]                                         [**]     [**]
7.1.8               -    DATABASE ADMINISTRATION
7.1.8.1                  -    Provide [**]                                                   [**]
7.1.8.2                  -    Provide [**]                                                   [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.1.8.3                  -    Administer [**]                                       [**]     [**]     [**]
7.1.8.4                  -    Allocate [**]                                                  [**]
7.1.8.5                  -    Perform [**]                                                   [**]
7.1.8.6                  -    Create/[**]                                           [**]     [**]
7.1.8.7                  -    Restart [**]                                          [**]     [**]
7.1.8.8                  -    Install [**]                                          [**]     [**]
7.1.8.9                  -    Maintain [**]                                                  [**]
7.1.8.10                 -    Maintain [**]                                                  [**]
7.1.8.11                 -    Perform [**]                                          [**]     [**]
7.1.8.12                 -    Perform [**]                                                   [**]
7.1.8.13                 -    Provide [**]                                          [**]     [**]
7.1.8.14                 -    Provide [**]                                          [**]     [**]
7.1.9               -    APPLICATION SECURITY MANAGEMENT
7.1.9.1                  -    Submit [**]                                           [**]     [**]
7.1.9.2                  -    Update [**]                                           [**]     [**]
7.1.9.3                  -    Track [**]                                            [**]     [**]
7.1.9.4                  -    Validate [**]                                         [**]     [**]
7.1.9.5                  -    Approve [**]                                          [**]     [**]
7.1.9.6                       -    Perform [**]                                     [**]     [**]
7.1.9.7                  -    Perform [**]                                          [**]     [**]
7.1.10              -    FILE [**]                                                                    [**]
7.1.10.1                      -    Perform [**]                                     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

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
7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.1.10.2                 -    Perform [**]                                          [**]     [**]
7.1.11              -    DATABASE [**]
7.1.11.1                      -    Perform [**]                                     [**]     [**]
7.1.11.2                 -    Perform [**]                                          [**]     [**]
7.1.12              -    LAN AND WAN MANAGEMENT
7.1.12.1                      -    Perform [**]                                     [**]     [**]     [**]
7.1.12.2            -    Provide and maintain [**]                                  [**]     [**]
7.1.12.3            -    Provide, install and maintain [**]                         [**]     [**]     [**]
7.1.12.4            -    Provide, install and maintain [**]                         [**]     [**]     [**]
7.1.12.5            -    Install, manage and maintain [**]                          [**]     [**]     [**]
7.1.12.6                 -    Update and maintain [**]                              [**]     [**]     [**]
7.1.12.7                 -    Provide [**]                                          [**]     [**]     [**]
7.1.12.8                 -    Coordinate [**]                                       [**]     [**]     [**]
7.1.12.9                 -    Establish [**]                                        [**]     [**]     [**]
7.1.12.10                -    Maintain [**]                                         [**]     [**]     [**]
7.1.12.11                -    Maintain [**]                                         [**]     [**]     [**]
7.1.12.12                -    Serve [**]                                            [**]     [**]     [**]
7.1.12.13                -    Serve [**]                                            [**]     [**]     [**]
7.1.12.14                -    Provide [**]                                          [**]     [**]     [**]
7.1.12.15                -    Obtain [**]                                           [**]     [**]     [**]
7.1.12.16                -    Adhere [**]                                           [**]     [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.2            PRODUCTION ENVIRONMENT STANDARDS
7.2.1               -    PC PLANNING
7.2.1.1                  -    Coordinate [**]                                       [**]     [**]
7.2.1.2                  -    Configure [**]                                        [**]
7.2.1.3                  -    Support [**]                                          [**]
7.2.2               -    PC HARDWARE AND SOFTWARE DEPLOYMENT
7.2.2.1                  -    Provide [**]                                          [**]
7.2.2.2                  -    Provide [**]                                          [**]     [**]
7.2.2.3                  -    Provide [**]                                          [**]
7.2.2.4                  -    Provide [**]                                          [**]
7.2.2.5                  -    Distribute [**]                                       [**]
7.2.3               -    PC SYSTEM SUPPORT
7.2.3.1                  -    Install and maintain [**]                             [**]
7.2.3.2                  -    Install and maintain [**]                             [**]
7.2.3.3                  -    Install and test [**]                                 [**]
7.2.3.4                  -    Perform [**]                                          [**]
7.2.3.5                  -    Install and maintain [**]                             [**]
7.2.3.6                  -    Maintain [**]                                         [**]
7.2.3.7                  -    Manage [**]                                           [**]
7.2.3.8                  -    Provide [**]                                          [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.3            DISASTER RECOVERY
7.3.1               -    ORGANIZATION
7.3.1.1                  -    Determine [**]                                        [**]     [**]
7.3.1.2                  -    Identify on-going [**]                                [**]     [**]
7.3.2               -    FACILITIES
7.3.2.1                  -    Maintain [**]                                                  [**]
7.3.2.2                  -    Maintain "[**]                                                 [**]
7.3.2.3                  -    Maintain [**]                                         [**]     [**]
7.3.2.4                  -    Maintain [**]                                         [**]     [**]
7.3.2.5                  -    Ensure [**]                                           [**]     [**]
7.3.3               -    PLANNING
7.3.3.1                  -    Define [**]                                           [**]     [**]
7.3.3.2                  -    Determine [**]                                        [**]     [**]
7.3.3.3                  -    Define [**]                                           [**]     [**]
7.3.3.4                  -    Develop [**]                                          [**]     [**]
7.3.3.5                  -    Establish [**]                                        [**]     [**]
7.3.3.6                  -    Define [**]                                           [**]     [**]
7.3.3.7                  -    Develop "[**]                                         [**]     [**]
7.3.3.8                  -    Determine [**]                                        [**]     [**]
7.3.3.9                  -    Identify [**]                                         [**]     [**]
7.3.3.10                 -    Determine [**]                                                 [**]
7.3.3.11                 -    Define [**]                                           [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.3.3.12                 -    Develop [**]                                          [**]     [**]
7.3.4               -    TESTING
7.3.4.1                  -    Develop [**]                                          [**]     [**]
7.3.4.2                       -    Test [**]                                        [**]     [**]
7.3.4.3                  -    Develop [**]                                          [**]     [**]
7.3.5               -    IMPLEMENTATION
7.3.5.1                  -    Define [**]                                           [**]     [**]
7.3.5.2                  -    Develop [**]                                          [**]     [**]
7.3.5.3                  -    Approve [**]                                          [**]     [**]
7.3.5.4                  -    Execute [**]                                          [**]     [**]
7.3.6               -    ADMINISTRATION
7.3.6.1                  -    Develop [**]                                          [**]     [**]
7.3.6.2                  -    Identify [**]                                         [**]     [**]
7.3.6.3                  -    Establish [**]                                        [**]     [**]
7.3.6.4                  -    Develop [**]                                          [**]     [**]
7.4            BILLING OPERATIONS PRODUCTION SUPPORT
7.4.1               -    PROCESS [**]
7.4.1.1                  -    Establish [**]                                        [**]     [**]     [**]
7.4.1.2                  -    DESIGN [**]
7.4.1.2.1                     -    [**]
7.4.1.2.2                     -    [**]                                             [**]     [**]
7.4.1.3                  -    ESTABLISH [**]                                        [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.4.1.3.1                     -    [**]
7.4.1.3.2                     -    [**]                                             [**]     [**]
7.4.1.4                  -    Provide [**]                                          [**]     [**]
7.4.1.5                  -    Provide [**]                                          [**]     [**]
7.4.2               -    EXECUTION                                                  [**]     [**]
7.4.2.1                  -    Execute [**]
7.4.2.2                       -    Perform [**]                                     [**]     [**]     [**]
7.4.2.3                  -    Perform [**]                                          [**]     [**]     [**]
7.4.2.4                  -    Perform [**]                                          [**]     [**]     [**]
7.4.2.5                  -    Resolve [**]                                          [**]     [**]     [**]
7.4.2.6                       -    Perform [**]                                     [**]
7.4.2.7                  -    Monitor [**]                                          [**]     [**]
7.4.2.8                  -    Provide [**]                                                   [**]
7.4.2.9                  -    Escalate ([**]                                        [**]     [**]     [**]
7.4.2.10                 -    Track [**]                                            [**]     [**]
7.4.2.11                 -    Perform [**]                                          [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.4.2.12                 -    Provide [**]                                          [**]     [**]
7.4.2.13                 -    Perform [**]                                          [**]     [**]
7.4.2.14                      -    Execute [**]                                     [**]     [**]
7.4.2.15                      -    Execute [**]                                     [**]     [**]     [**]
7.4.2.16                 -    Provide [**]                                          [**]     [**]
7.4.2.17                      -    Validate, [**]                                   [**]
7.5            DATA MANAGEMENT
7.5.1                    -    Procure [**]                                          [**]              [**]
7.5.2                    Maintain [**]                                                       [**]
7.5.3                    -    Provide [**]                                                   [**]     [**]
7.5.4                    -    Develop and maintain [**]                                      [**]
7.5.5                    -    Provide [**]                                          [**]
7.5.6                    -    [**]                                                  [**]
7.6            VENDOR MANAGEMENT
7.6.1               -    PLANNING
7.6.1.1                  -    Provide [**]                                          [**]     [**]
7.6.1.2                  -    Coordinate & facilitate [**]                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.6.2               -    PERFORMANCE [**]
7.6.2.1                  -    Provide [**]                                          [**]     [**]
7.6.2.2                  -    Coordinate & facilitate [**]                          [**]     [**]
7.6.2.3                  -    Coordinate & facilitate [**]                          [**]     [**]
7.6.2.4                  -    Review [**]                                           [**]     [**]
7.7            REPORT PRINTER MAINTENANCE
7.7.1               -    Provide/maintain [**]                                      [**]     [**]     [**]
7.7.2               -    Install [**]                                               [**]
7.7.3               -    Provide [**]                                               [**]
7.8            NETWORK SECURITY MANAGEMENT
7.8.1                    -    Perform [**]                                          [**]
7.8.2               -    Manage [**]                                                [**]
7.8.3               -    Periodically [**]                                          [**]
7.8.4               -    Install [**]                                               [**]
7.8.5               -    Perform [**]                                               [**]
7.9            PROVISIONING PRODUCTION SUPPORT
7.9.1               -    PROVISIONING [**]
7.9.1.1                  -    Provision [**]                                        [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.9.1.2                  -    Provision [**]                                         [**]     [**]
7.9.2               -    PROVISIONING [**]
7.9.2.1                  -    Disposition [**]                                       [**]     [**]
7.9.2.2                  -    Provide [**]                                           [**]     [**]
7.9.2.3                  -    Provide [**]                                           [**]     [**]
7.9.3               -    PROVISIONING [**]
7.9.3.1                  -    Schedule [**]                                          [**]     [**]
7.9.3.2                  -    Connectivity [**]                                      [**]     [**]
7.9.4               -    Maintain [**]                                               [**]     [**]    [**]
7.9.5               -    Provide [**]                                                [**]     [**]
7.9.6               -    Repair [**]                                                 [**]     [**]    [**]
7.9.7               -    SUBSCRIBER [**]
7.9.7.1                  -    Provide [**]                                           [**]     [**]
7.9.7.2                  -    Place [**]                                             [**]     [**]
7.9.7.3                  -    Perform [**]                                           [**]     [**]
7.9.7.4                  -    Provide [**]                                           [**]     [**]
7.10           NETWORK ELEMENT MANAGEMENT SUPPORT
7.10.1              -    ENVIRONMENT SUPPORT

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.10.1.1                 -    Maintain and own the [**]                                       [**]
7.10.1.2                 -    Provide [**]                                                    [**]
7.10.1.3                 -    Provide [**]                                                    [**]
7.10.1.4                 -    Provide a [**]                                                  [**]
7.10.1.5                 -    Deliver [**]                                           [**]
7.10.1.6                 -    Provide [**]                                           [**]             [**]
7.10.1.7                 -    Provide [**]                                                    [**]
7.10.1.8                 -    Provide [**]                                                    [**]
7.10.1.9                 -    Provide [**]                                           [**]
7.10.1.10                -    Provide [**]                                           [**]
7.10.1.11                -    Provide [**]                                                    [**]
7.10.1.12                -    Perform [**]                                                    [**]
                         -    Refresh [**]
7.10.1.13                -    Provide [**]                                                    [**]
7.10.1.14                -    Provide [**]                                                    [**]
7.10.1.15                -    Provide [**]                                                    [**]
7.10.1.16                -    Own and maintain [**]                                  [**]
7.10.1.17                -    Provide [**]                                                    [**]
7.10.1.18                -    Provide [**]                                                    [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.10.1.19                -    Update [**]                                                     [**]
7.10.1.20                -    Provide [**]                                           [**]     [**]    [**]
7.11           COLLECTION ANALYSIS PRODUCTION SUPPORT
7.11.1              -    COLLECTION [**]
7.11.1.1                 -    Conduct [**]                                           [**]     [**]
7.11.1.2                 -    Creation [**]                                          [**]     [**]    [**]
7.11.1.3                 -    Perform [**]                                           [**]     [**]
7.11.1.4                 -    Provide [**]                                           [**]     [**]
7.11.1.5                 -    Optimizing [**] Optimizing [**]                        [**]     [**]    [**]
7.11.1.6                 -    Implementation [**]                                    [**]     [**]
7.11.2              -    REPORTING [**]
7.11.2.1                 -    Creation and modification [**]                         [**]     [**]
7.11.2.2                 -    [**]                                                   [**]     [**]
7.11.2.3                 -    [**]                                                   [**]     [**]    [**]
7.11.2.4                 -    [**]                                                   [**]     [**]    [**]
7.11.3              -    EXTERNAL BUREAU SCORE
7.11.3.1                 -    Initiate [**]                                          [**]     [**]
7.11.3.2                 -    Transmit [**]                                          [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.11.3.3                 -    [**]                                                   [**]     [**]
7.11.3.4                 -    [**]                                                   [**]     [**]
7.11.3.5                 -    [**]                                                   [**]     [**]
7.11.3.6                 -    Operate and maintain [**]                              [**]     [**]
7.12           LEADS MANAGEMENT PRODUCTION SUPPORT
7.12.1              -    API REPORTING
7.12.1.1                 -    Provide [**]                                           [**]     [**]    [**]
7.12.2              -    CROSS-SELL/UP-SELL (X/U) SUPPORT FOR CSM
7.12.2.1                 -    Process [**]                                           [**]     [**]    [**]
7.12.2.2                 -    Provide [**]                                           [**]     [**]    [**]
7.13           ORDER MANAGEMENT PRODUCTION SUPPORT
7.13.1              -    ENSEMBLE [**]
7.13.1.1                 -    Provide [**].                                          [**]     [**]
7.13.2              -    [**] REPORTING
7.13.2.1                 -    Provide [**]                                           [**]     [**]    [**]
7.14           INTERFACE ENCRYPTION
7.14.1              -    Provide [**]                                                [**]     [**]

    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

7              OPERATIONS                                                          SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
7.14.2              -    Provide [**]                                                         [**]
7.14.3              -    Install [**]                                                         [**]
7.14.4              -    Design [**]                                                          [**]
7.14.5              -    Provide [**]                                                [**]


    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

ON-GOING ROLES AND RESPONSIBILITIES

8              MISC.                                                               SPRINT   AMDOCS   NOTES
------------   -----------------------------------------------------------------   ------   ------   -----
8.1            PROGRAM OFFICE
8.1.1          Provide [**]                                                          [**]     [**]
8.1.2          Open Issues - [**]                                                    [**]     [**]
8.1.3          Implement, host, and administer [**]                                  [**]     [**]
8.2            MEETINGS
8.2.1          Facilitate [**]                                                       [**]     [**]
8.2.2          Participate [**]                                                      [**]     [**]
8.2.3          Participate [**]                                                      [**]     [**]
8.2.4          Provide [**]                                                          [**]     [**]


    O = Owns   P = Participates   V = Has Visibility   BLANK = No Involvement

                                                                          Sprint
ON-GOING ROLES AND RESPONSIBILITIES                 Proprietary and Confidential

                                   SCHEDULE C
                   CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

I.   SCOPE

For avoidance of doubt, (i) for the period commencing on the Effective Date and ending on the date upon which the Initial Release is released to the production environment ("Initial Release Production Date"), the Schedule C to the Original Agreement, as previously amended by the Parties, shall continue in effect and shall serve as the Schedule C to the Agreement in lieu of this Schedule C; and
(ii) commencing on the Initial Release Production Date, this Schedule C shall be effective and shall serve as the Schedule C to the Agreement.

Amdocs will measure and report its performance on the Creditable Performance Specifications ("CPS") set forth below, and each CPS is ranked "High", "Medium" or "Low" based on the level of criticality to Sprint (the "Criticality Levels"):

         CREDITABLE PERFORMANCE                    CRITICALITY
NUMBER   SPECIFICATION                                LEVEL
------   ----------------------                    -----------
                    Customer Services
   1.    [**]                                          [**]
   2.    [**]                                          [**]
   3.    [**]                                          [**]
   4.    [**]                                          [**]
   5.    [**]                                          [**]
                           [**]
   6.    [**]                                          [**]
   7.    [**]                                          [**]
   8.    [**]                                          [**]
   9.    [**]                                          [**]
  10.    [**]                                          [**]
  11.    [**]                                          [**]
  12.    [**]                                          [**]
  13.    [**]                                          [**]
  14.    [**]                                          [**]
  15.    [**]                                          [**]
                           [**]
  16.    [**]                                          [**]
  17.    [**]                                          [**]

                           Privileged and Confidential

II.  MEASUREMENT STRUCTURE

Each CPS shall be measured using a "Blue-Green-Yellow-Red" traffic light mechanism (the "Individual CPS BGYR State"), with "Blue" representing the highest level of performance and "Red" representing the lowest level of performance. Depending on the specific Individual CPS BGYR State, [**]). Also, on a monthly basis, an overall CPS score (the "Overall CPS Score") will be determined, by assigning points to each CPS based on its Individual CPS BGYR State and its Criticality Level (with a higher Overall CPS Score indicative of a lower level of performance by Amdocs). The matrix set forth below describes the methodology for computing the Overall CPS Score:[**]

                              CRITICALITY LEVEL
                            ---------------------
INDIVIDUAL CPS BGYR STATE   HIGH   MEDIUM    LOW
-------------------------   ----   ------   -----
           Blue             [**]    [**]    [**]
          Green             [**]    [**]    [**]
          Yellow            [**]    [**]    [**]
           Red              [**]    [**]    [**]

However, during the [**] from the [**] the matrix set forth below [**]. For the avoidance of doubt, [**]

                              CRITICALITY LEVEL
                            ---------------------
INDIVIDUAL CPS BGYR STATE   HIGH   MEDIUM    LOW
-------------------------   ----   ------   -----
           Blue             [**]    [**]    [**]
          Green             [**]    [**]    [**]
          Yellow            [**]    [**]    [**]
           Red              [**]    [**]    [**]

[**]

III. GRACE PERIODS

     The Parties have agreed that for certain specified time periods based on calendar days (each a "Grace Period") Amdocs' obligation to perform the Services in accordance with some or all of the CPS will be suspended (such CPS referred to hereinafter as the "Suspended CPS") upon the occurrence of certain events that the Parties recognize will negatively impact Amdocs' ability to perform the Services in accordance with the CPS ("CPS Suspension Events"). [**]

No.   Suspension Event   Grace Period   Suspended CPS
---   ----------------   ------------   -------------
1.    [**]               [**]           [**]
2.    [**]               [**]           [**]
3.    [**]               [**]           [**]
4.    [**]               [**]           [**]
5.    [**]               [**]           [**]
6.    [**]               [**]           [**]
7.    [**]               [**]           [**]
8.    [**]               [**]           [**]
9.    [**]               [**]           [**]
10.   [**]               [**]           [**]

[**]

                           Privileged and Confidential

IV.  [**]

     Set forth below is a table [**] set forth below [**]

TABLE 4.1

             [**]
         -----------
[**]     [**]   [**]
------   ----   ----
 High    [**]   [**]
Medium   [**]   [**]
 Low     [**]   [**]

[**]

TABLE 4.2

[**]
----
[**]   $[**]
[**]

   HIGH                                                [**]
----------   ----------------------------------------------------------------------------------------
BGYR State   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Blue      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Green      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Yellow     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Red       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  MEDIUM                                               [**]
BGYR State   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Blue      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Green      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Yellow     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Red       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   LOW                                                 [**]
BGYR State   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Blue      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Green      [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
  Yellow     [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
   Red       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

[**]

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

 [**]   [**]   [**]
------  ----   ----
 High   [**]   [**]
Medium  [**]   [**]
  Low   [**]   [**]

[**] set forth in the chart below:

                                    [**]
       ------------------------------------------------------------
       [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
       ----   ----   ----   ----   ----   ----   ----   ----   ----
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]   [**]

V.   MONTHLY CPS REPORT

     On a monthly basis, Amdocs shall provide a written report to Sprint which includes the following information (the "Monthly CPS Report"): (i) Amdocs' quantitative performance for each CPS; (ii) each Individual CPS BGYR State and the Overall CPS Score; (iii) any monthly [**] for each CPS; (iv) the year-to-date [**] for each CPS and all the CPS; (v) a [**] and corrective action plan with respect to any CPS where the Individual CPS BGYR State was not "Blue" or "Green" during the preceding month; and (vi) trend or statistical analysis with respect to each CPS as requested by Sprint. The Preliminary Monthly CPS Report shall be due on the [**] of the following month and the Final Monthly CPS Report shall be due on the [**] of the following month. The Monthly CPS Report, delivered on the [**] of the following month, will include each KPI being tracked by Amdocs.

Amdocs will continue to provide a service level data feed to Sprint for the Service Scope system. New solutions will be reviewed and collaborated as the web reporting definition evolves.

VI.  CREDITABLE PERFORMANCE SPECIFICATION REVIEW AND CHANGE PROCESS

     CPSs are subject to review on the following occasions throughout the Term:

     - [**] Review: Amdocs and Sprint shall set a mutually agreed date to conduct [**] reviews of the CPS and Amdocs' performance with respect to the CPS. At a minimum, the [**] review will include:

          -    [**] review of the [**];

          - [**], if any, based upon mutual written agreement. Amdocs will make the required system updates in order that any revised CPS will become effective January first of the following year. Schedule C [**] each calendar year ([**] time and under no circumstance greater than [**] time); Amdocs will tune its system to accommodate any agreed CPS change each [**]. The new CPS' will be effective [**] of the following year. (End of year lockdown takes place each [**], so no change can occur past [**] in each year.)

     - Sprint may request to include a new CPS(s) or an Associated Measure(s) to Schedule C on a [**]. Upon mutual agreement of the CPS (s) or the Associated Measure(s), Amdocs will implement within [**] months from the date of such agreement.

Any item to be considered as an exclusion or inclusion to the SLA by Amdocs or Sprint must be submitted to the corresponding Amdocs/Sprint SLA team. The item is then documented in the "SLA Exclusion List" spreadsheet which contains the CPS affected, date of issue, date submitted, description of issue,

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inclusion/exclusion resolution, approver's name and approval date. This information is then submitted to the appropriate SLA team (Sprint or Amdocs) to take to the business for approval. Once approved or rejected the date and name of the business owner, along with the action, is documented in the "SLA Exclusion List' and the appropriate actions are taken if needed.

If requested by either party, Amdocs or Sprint, changes to any CPS shall be submitted for approval to each Party's Steering Committee members prior to becoming effective.

VII. DEFINITIONS

      TERM                                 DEFINITION
      ----                                 ----------
[**]               [**]

[**]               [**]

Amdocs             Has the meaning set forth in the Agreement.

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**] Has the meaning set forth in the Measurement Structure section of this Schedule C.

[**]               [**]

[**]                    -    [**]

[**]               [**]

[**] The elapsed time between (i) the earlier of (x) the time of the [**] or (y) [**] can successfully process in its entirety.

[**] The transactions, with respect to each [**], to be measured in calculating the [**]. Each of the [**] are rated "Heavy,"
                   "Medium" or "Light," based on the [**] with it. In addition, every [**] during the Term Sprint [**] it determines relate to any [**], provided that Amdocs [**]. Set forth below are the [**] (beneath the [**] to which they relate):[**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

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
      TERM                                 DEFINITION
      ----                                 ----------
                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

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
      TERM                                 DEFINITION
      ----                                 ----------
                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]                            [**]

                                                       [**]

                   [**]                            [**]

                   [**]                            [**]

                   [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

CPS Creditable Performance Specification has the meaning set forth in the Agreement.

[**]               [**]

[**]               [**]

Customized         Has the meaning set forth in the Agreement.
Product

[**]               [**]

[**]               [**]

Day                Calendar day

[**]               [**]

[**]               [**]

[**]               [**]

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
      TERM                                 DEFINITION
      ----                                 ----------
[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

GE                 Greater than or Equal to

GT                 Greater Than

[**]               [**]

[**]               [**]

Individual CPS     Has the meaning set forth in this Schedule C in the
BGYR State         Individual CPS Monthly Scoring Matrix section..

[**]               [**]

Issue              Any trouble, fault or defect related to the Customized
                   Product or the delivery of the Services.

[**]               [**]

[**]               [**]

[**]               [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

                        -    [**]

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

      TERM                                 DEFINITION
      ----                                 ----------
[**]               [**]

[**]               [**]

LE                 Less than or Equal to

LT                 Less Than

[**]               [**]

Major Additional   Has the meaning set forth in the Agreement.
Release

[**]               [**]

[**]               [**]

Missed CDRs        Has the meaning set forth in Appendix I under the Billable
                   Missed CDR Quantity CPS..

[**]               [**]

Net Amount         Has the meaning set forth in the Performance Credits and
                   Bonuses section of this Schedule C.

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

Overall CPS        Has the meaning set forth in the Individual CPS Monthly
Score              Scoring Matrix of this Schedule C.

Party              Has the meaning set forth in the Agreement.

Performance        Has the meaning set forth in the Performance Credits and
Credit             Bonuses of this Schedule C.

[**]               [**]

[**]               [**]

Priority Level     The severity designation assigned to an Issue to reflect the business impact of that particular Issue. Priority Levels are assigned by the Parties as mutually agreed upon in accordance with the criteria set forth below. Below are criteria to be used in assigning Priority Levels:

                   PRIORITY 1 (P1):
                   [**]
                   PRIORITY 2 (P2):

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
      TERM                                 DEFINITION
      ----                                 ----------
                   [**]

                   PRIORITY 3 (P3):

                   [**]

[**]               [**]

[**]               [**]

Production         Has the meaning set forth in the Agreement.
Environment

[**]               [**]

Release            Has the meaning set forth in the Agreement.

Reseller           Has the meaning set forth in the Agreement.

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

Sprint             Has the meaning set forth in the Agreement.

[**]               [**]

Steering           Has the meaning set forth in the Agreement.
Committee

Sub-Functions      Any module in the Customized Product.

Subscriber(s)      Has the meaning set forth in the Agreement.

[**]               [**]

[**]               [**]

[**]               [**]

Term               Has the meaning set forth in the Agreement.

[**]               [**]

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
      TERM                                 DEFINITION
      ----                                 ----------
Third Party        Has the meaning set forth in the Agreement.

[**]               [**]

[**]               [**]

Training           As defined in Appendix I under the Training Environment CPS
Environment        section of this Schedule C document.

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

[**]               [**]

VIII. [**]

     Certain CPS definitions include more than one associated measurement to determine the composite score for the CPS. It is therefore necessary to merge the results from the associated measurements in order to determine the score for an individual CPS for the Measurement Period. [**].

There are circumstances when a CPS or Associated Measure may become inactive or not applicable for a Measurement Period. For circumstances where a measure is not to be included, the color will be set to white. [**]

BGYR     [**]
----     ----
Blue     [**]
Green    [**]
Yellow   [**]
Red      [**]

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

ASSOCIATED MEASUREMENT CHART

INDIVIDUAL CPS   ASSOCIATED MEASUREMENTS   CPS PERCENTAGE
--------------   -----------------------   --------------
[**]             -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
                 -    [**]                      [**]
                 -    [**]                      [**]
                 -    [**]                      [**]
[**]             -    [**]                      [**]
[**]             -    [**]                      [**]

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

INDIVIDUAL CPS   ASSOCIATED MEASUREMENTS   CPS PERCENTAGE
--------------   -----------------------   --------------
                 -    [**]                       [**]
                 -    [**]                       [**]
[**]             -    [**]                       [**]
                 -    [**]                       [**]
[**]             -    [**]                       [**]
                 -    [**]                       [**]
[**]             -    [**]                       [**]
                 -    [**]                       [**]
[**]             -    [**]                       [**]
[**]             -    [**]                       [**]
[**]             -    [**]                       [**]
                 -    [**]                       [**]

INDIVIDUAL CPS BGYR CHART

BGYR STATE   TOTAL POINTS
----------   ------------
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

SAMPLE CALCULATION

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

Step 1: CALCULATE [**] FOR EACH [**]A) [**]B) [**]

Step 2: CALCULATE THE [**] IS COMPUTED [**]Special Exception: IF ANY [**]Computing the [**] (Rounding): [**]WHERE APPLICABLE,
[**] WILL BE USED [**], UNLESS OTHERWISE SPECIFIED [**]

SAMPLE CALCULATION

Using the [**] the following [**]

INDIVIDUAL CPS BGYR STATE   PRODUCTION ENVIRONMENT
-------------------------   ----------------------
Blue                                 [**]
Green                                [**]
Yellow                               [**]
Red                                  [**]

[**]

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

                                   APPENDIX I
                   CREDITABLE PERFORMANCE SPECIFICATIONS (CPS)

1.0  CSM

     1.1. CSM ONLINE AVAILABILITY

          See Annex A for definition and calculation.

     1.2. CSM RESPONSE TIME

          1.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             CSM Online Response Time

Definition:                The amount of time required for a requested CBF
                           Transaction to be completed.

                           This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:

[**]                          [**]

[**]                          [**]

[**]                          [**]

Measurement Period:        Calendar Month

Data Source:               Amdocs Performance Analyzer Tool

                           Amdocs shall not change or redesign the Performance Analyzer Tool without written agreement from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment notes for future release and will be supplied to Sprint.

                           [**]

Frequency of Collection:   Continuous

Special Exclusions:        [**]

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          1.2.2. CPS MEASURES

               - Each Measurement Period, Amdocs shall summarize the CSM Response Times for all CBF Transactions [**].

               [**]

          All CSM CBF transactions are a part of this measurement.

                                   [**]
                            ------------------
INDIVIDUAL CPS BGYR STATE   [**]   [**]   [**]
-------------------------   ----   ----   ----
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

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2.0 FDT (ORDER MANAGEMENT SYSTEM)

     2.1. FDT (ORDER MANAGEMENT SYSTEM) ONLINE AVAILABILITY

          See Annex A for definition and calculation.

     2.2. FDT (ORDER MANAGEMENT SYSTEM) RESPONSE TIME

          2.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             FDT Response Time

Definition:                The amount of time required for a requested CBF FDT
                           Transaction to be completed.

                           This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:

[**]                       [**]

[**]                       [**]

[**]                       [**]

Where A, B & C represent the 1st, 2nd and 3rd categories of the CPS measure charts

Measurement Period:        Calendar month

[**]                       [**]

Data Source:               Amdocs Performance Analyzer Tool

                           Amdocs shall not change or redesign the Performance Analyzer Tool without written approval from Sprint. Subject to the preceding sentence, changes to the Performance Analyzer Tool will be reflected in the Impact Assessment notes for future release and will be supplied to Sprint.

Frequency of Collection:   Continuous

Special Exclusions:        [**]

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     2.3. CPS MEASURES

          Each Measurement Period, Amdocs shall summarize the FDT Response Times for all CBF Transactions [**]

          The parties have agreed that the Performance Analyzer Tool provides measurements that closely approximate Amdocs' responsibilities for CBF Transaction processing, [**]

          All FDT CBF transactions will be measured.

          2.3.1. CPS MEASURES FOR [**] TRANSACTIONS

Individual CPS BGYR State          [**]
-------------------------   ------------------
                            [**]   [**]   [**]
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

          2.3.2. CPS MEASURES FOR [**] TRANSACTIONS

[**]

INDIVIDUAL CPS BGYR STATE          [**]
-------------------------   ------------------
                            [**]   [**]   [**]
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

[**]

INDIVIDUAL CPS BGYR STATE          [**]
-------------------------   ------------------
                            [**]   [**]   [**]
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

[**]

INDIVIDUAL CPS BGYR STATE          [**]
-------------------------   ------------------
                            [**]   [**]   [**]
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

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

Transactions containing [**] will be [**] but will not[**]

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

3.0 ECARE (SELF CARE)

     3.1. ECARE (SELF CARE) AVAILABILITY

          3.1.1. CREDITABLE PERFORMANCE SPECIFICATION

               See Annex A for definition and calculation

     3.2. ECARE RESPONSE TIME (SELF CARE)

          3.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             eCare Response Time

Definition:                The amount of time required for a requested eCare
                           Transaction to be completed.

                           Measurement will be done for all Read or Write transactions to the eCare/Customized Product databases within the Champaign facility only.

                           Response time measurements are taken on a daily basis and results will be reported to Sprint on a monthly basis in keeping with the terms of the Agreement. Measurement points for this CPS exist between the application server and database server both of which reside within the Amdocs data center.

                           Customized Product-related transactions, will be available during Customized Product Online Availability time.

[**]                       [**]

[**]                          [**]

[**]                          [**]

[**]                          [**]

Measurement Period:        Calendar month

Data Source:               Amdocs eCare / Customized Product

Frequency of Collection:   Continuous

Special Exclusions         -    [**].

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          3.2.2. CPS MEASURES

               Set forth below is a chart depicting the CPS measurements and related Individual CPS BGYR States for eCare response time:

               All eCARE transactions are a part of this measurement.

                                   [**]
                            ------------------
INDIVIDUAL CPS BGYR STATE   [**]   [**]   [**]
-------------------------   ----   ----   ----
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

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

4.0 WIRELESS MANAGER

     4.1. WIRELESS MANAGER AVAILABILITY

          See Annex A for definition and calculation.

     4.2. WIRELESS MANAGER RESPONSE TIME

          4.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Wireless Manager Response Time

Definition:                Wireless Manager (WM) Response time will be measured
                           between the application server and database server on a continuous basis and reported monthly. [**]

CPS Formula

[**]                          [**]
[**]                          [**]

Measurement Period:        Calendar month

Measurement Transaction    Includes all WM transactions in production during the
                           measurement

Data Source:               Wireless Manager Performance Logs

Frequency of Collection:   Continuous (During all application availability)

Exclusions:                [**]

          4.2.2. CPS MEASURES

               Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for WM response time:

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
                                [**]
                            -----------
INDIVIDUAL CPS BGYR STATE   [**]   [**]
-------------------------   ----   ----
Blue                        [**]   [**]
Green                       [**]   [**]
Yellow                      [**]   [**]
Red                         [**]   [**]

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

5.0 SVIEW

     5.1. SVIEW AVAILABILITY

          See Annex A for definition and calculation

     5.2. SVIEW RESPONSE TIME

          5.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             sView Response Time

Definition:                The average amount of time required for a sView (CRM)
                           Transaction to be completed, where such amount of time refers only to that portion of the transaction processing for which Amdocs is responsible.

                           [**]

CPS Formula                1- (Number of Transactions in each category / Total
                           number of transactions)

Measurement Period:        Calendar month

Data Source:               Amdocs sView

Frequency of Collection:   Continuous

Special Exclusions         [**]

          5.2.2. CPS MEASURES

               Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for sView response time:

[**]

                                   [**]
                                   [**]
                            ------------------
INDIVIDUAL CPS BGYR STATE   [**]   [**]   [**]
-------------------------   ----   ----   ----
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

[**]

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

     5.3. SVIEW SYNCHRONIZATION TIME

Specification:             sView Synchronization Time

Definition:                Ensemble to sView Application database
                           synchronization time

                           Average number of minutes to synchronize

CPS Formula:

Measurement Period:        Calendar month

Data Source:               Amdocs Tracking Tool

Frequency of Collection:   Continuous

Special Exclusions:

 [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

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

6.0  BILLING

     6.1. CDR RATING THROUGHPUT

          6.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             CDR Rating Throughput

Definition:                The percentage of CDR Rating Files that successfully
                           started processing [**].

CPS Formula:               [**] [**] [**]

Measurement Period:        Calendar Month.

Data Source:               Automated CDR Transfer (ACT) Logs, Message
                           Acquisition and Formatting (MAF) and Audit and
                           Control Reports.

Frequency of Collection:   Continuous (24 hours a day, 7 days a week)

Special Exclusions             -   [**].

          6.1.2. CPS MEASURES

               Set forth below is a chart depicting the CPS measures and related Individual CPS BGYR States for CDR Rating Throughput. The Individual CPS BGYR State shall be the least favorable BGYR State with respect to monthly performance or with respect to transmittals missed on any given day during the Measurement Period.

BGYR STATE   [**]
----------   ----
Blue         [**]
Green        [**]
Yellow       [**]
Red          [**]

     6.2. INVOICE ACCURACY

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

          6.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Invoice Accuracy (Accurate Invoice Quantity and
                           Revenue Accuracy Amount)

Definition:                The percentage of correctly prepared invoices AND the
                           percentage of accurately billed revenue [**]

CPS Formula:                   -   [**]

Measurement Period:        Calendar Month.

Data Source:               Amdocs Billing Operations and Service Desk Ticketing
                           System

                           Sprint shall report via Service Desk tickets the following:

                               -   Incorrectly prepared invoices.

                               -   Unprepared invoices.

                               -   Inaccurate billed amounts.

                               -   Failure to bill amounts.

                           This will include the calculation of any taxes.

Frequency of Collection:   During each Billing Cycle

Special Exclusions             -   [**]

          6.2.2. CPS MEASURES

               [**].

               For the purpose of [**]

               Material impacts not reported [**] will be tracked and become part of the End-of-Year (EOY) financial settlement process.

               For the avoidance of doubt, [**] Set forth below is a chart [**]

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                                      -27-

INDIVIDUAL CPS BGYR STATE  [**]
-------------------------  ----
Blue                       [**]
Green                      [**]
Yellow                     [**]
Red                        [**]

6.3. BILLABLE CDR MISSED QUANTITY

     6.3.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Billable CDR Missed Quantity

Definition:                The number of billable CDRs (CDR with revenue
                           attached) that were subject to processing and Billing that were not processed ("Missed CDRs") by Amdocs

CPS Formula:               [**]

Measurement Period:        Calendar Month

Data Source:               Billing

Frequency of Collection:   Continuous

Special Exclusions:        [**]

     6.3.2. CPS MEASURES

          [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

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

7.0  INTERFACES AND APIS

     7.1. KEY INTERFACE TIMELINESS

          7.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Key Interfaces Timeliness

Definition:                Measurement of Amdocs ability to complete Key
                           Interface functions by the times outlined below.
                           Times reflect completion times and are Monday -
                           Friday, unless otherwise noted:

                                                                         WEEKEND
                           KEY INTERFACES                        TIMES    TIMES
                           --------------                        -----   -------
                           Accts Payable                          [**]
                           PNC Outgoing (A/R)                     [**]
                           Paymentech Batch (A/R)                 [**]
                           OCA Download (Collections)             [**]     [**]
                           Stars                                  [**]
                           Mosaics                                [**]     [**]
                           Letters                                [**]     [**]
                           Oracle PO                              [**]
                           Minotaur                               [**]
                           Lockbox Payments                       [**]
                           BCV for NDW                            [**]     [**]

                           ** [**]

                           [**]

CPS Formula:               [**]

Measurement Period:        Calendar Month

Data Source:               Batch Stats Tool

Frequency of Collection:   Throughout Measurement Period

Special Exclusions:        [**]

          7.1.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

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

     7.2. API AVAILABILITY

          See Annex A for definition and calculation

     7.3. API RESPONSE TIME

          7.3.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Application Program Interface (API) Response Time

Definition:                The amount of time required for a requested
                           transaction to be completed when submitted [**] via
                           API.

                           This CPS applies to that portion of transaction processing for which Amdocs is responsible.

CPS Formula:               [**]

Measurement Period:        Calendar Month.

Data Source:               Amdocs

Frequency of Collection:   Continuous

Special Exclusions:        - [**].

          7.3.2. GRACE PERIOD:

               [**]

          7.3.3. CPS MEASURES

                                   [**]
                            ------------------
INDIVIDUAL CPS BGYR STATE   [**]   [**]   [**]
-------------------------   ------------------
Blue                        [**]   [**]   [**]
Green                       [**]   [**]   [**]
Yellow                      [**]   [**]   [**]
Red                         [**]   [**]   [**]

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

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

To achieve an [**]

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

8.0  DEFECT AND REPAIR

     8.1. TIME TO REPAIR

          8.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Time to Repair

Definition:                Amdocs' unencumbered time to repair each Issue during
                           the Measurement Period. The measurement time for this CPS begins when an Issue is received through the /CHAMPS interface and acknowledged by a system-generated auto reply to the submission. The measurement time ends when the repair is implemented or, if earlier (in the case of Product Defects), scheduled in accordance with the parties' joint consent, for implementation in production. [**]

                           Amdocs and Sprint shall jointly agree to reprioritize incidents for CPS measurement if the initial priority is not reflective of the established guidelines in the Definitions of this document.

CPS Formula:               [**]

Measurement Period:        Monthly

Data Source:               CHAMPS

Frequency of Collection:   Continuous

Special Exclusions         -   [**]

          8.1.2. TIME TO REPAIR CPS MEASURE

               [**]

                            Priority 1   Priority 2
Individual CPS BGYR State      [**]         [**]
-------------------------   ----------   ----------
Blue                           [**]         [**]
Green                          [**]         [**]
Yellow                         [**]         [**]
Red                            [**]         [**]

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

                                   Priority
Individual CPS BGYR State   [**]    3 [**]
-------------------------   ----   --------
Blue                        [**]     [**]
Green                       [**]     [**]
Yellow                      [**]     [**]
Red                         [**]     [**]

               For the avoidance of doubt, [**]

     8.2. DEFECT QUANTITY AND SEVERITY

          8.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Defect Quantity and Severity

Definition:                The quantity and severity of Issues discovered in the
                           Customized Product and Amdocs Services during ongoing operations.

                           [**]

CPS Formula:               [**]

Measurement Period:        Monthly

Data Source:               CHAMPS

Frequency of Collection:   Continuous

Special Exclusions         - [**]

          8.2.2. CREDITABLE PERFORMANCE SPECIFICATION

               [**]

                                   [**] by Priority Level
                            ------------------------------------
Individual CPS BGYR State   Priority 1   Priority 2   Priority 3
-------------------------   ----------   ----------   ----------
Blue                           [**]         [**]         [**]
Green                          [**]         [**]         [**]
Yellow                         [**]         [**]         [**]
Red                            [**]         [**]         [**]

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

[**]

                                     [**] Priority Level
                            ------------------------------------
Individual CPS BGYR State   Priority 1   Priority 2   Priority 3
-------------------------   ----------   ----------   ----------
Blue                           [**]         [**]         [**]
Green                          [**]         [**]         [**]
Yellow                         [**]         [**]         [**]
Red                            [**]         [**]         [**]

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

9.0  TABLE REFRESH PERFORMANCE

     9.1. TABLE REFRESH SCHEDULE AND ACCURACY

          9.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Table Refresh Schedule and Accuracy

Definition:                1.   Percentage of production reference tickets that
                                are completed within Table Level CPS (see chart).

                                -    [**]

                           2.   [**]

Definitions:               Normal Request:    Tickets submitted that meet the
                                              agreed upon schedules and type as
                                              stated in this Schedule C.

                           Number of tickets: The sum total of all tickets
                           (# of tickets)     received from Sprint for the
                                              Measurement Period. Includes Fast
                                              Track, Priority List and late
                                              submission requests.

                           [**]               [**]

                           [**]               [**]

CPS Formula:               [**]

Measurement Period:        Monthly

Data Source:               CHAMPS

Frequency of Collection:   Continuous

Special Exclusions:        -    [**]

[**] TABLE

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

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

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

Set forth below is a chart [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

SCHEDULE TABLE

TABLE AREA   TABLE NAME   DAYS TO COMPLETE THE UPDATE REQUEST
----------   ----------   -----------------------------------
[**]         [**]                        [**]
[**]         [**]                        [**]
[**]         [**]                        [**]
[**]         [**]                        [**]

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

10.0 PROVISIONING TIMELINESS AND ACCURACY

     10.1. PROVISIONING AVAILABILITY

          Provisioning availability is the end-to-end availability of the provisioning environment, which includes both Switch Control (SC) and iDen Virtual Switch (IVS). [**] is considered to be [**]

     10.2. PROVISIONING TIME

          10.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Provisioning Time

Definition:                The time required to process a Valid Provisioning
                           Transaction.

CPS Formula:               [**]

Measurement Period:        Calendar month

Data Source:               Switch Control Reports

Frequency of Collection:   Daily (7 days per week)

Special Exclusions:        [**], [**]

          10.2.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

     10.3. PROVISIONING SUCCESS PERCENTAGE

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

          10.3.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Provisioning Success Percentage

Definition:                The percentage of Valid Provisioning Transactions
                           that successfully process, i.e., result in the requested actions being processed by the Customized
                           Product and made available to the network and network elements.

CPS Formula:               [**]

                           [**]

Measurement Period:        Calendar month

Data Source:               Switch Control Reports

Frequency of Collection:   Continuous

Special Exclusions         The calculation of this CPS excludes Sprint
                           responsible or Sprint initiated errors.

                           The calculation will not include Sprint Network rejections.

                           Maintenance Periods - Provisioning Success Percentage measurements will not be collected when Provisioning is unavailable during agreed upon maintenance periods. When Provisioning is available during maintenance periods, Provisioning Timeliness will be collected and this CPS shall apply.

          10.3.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

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

11.0 VAD TIMELINESS AND ACCURACY

     11.1. VAD TIMELINESS

          11.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             VAD Order Processing Time

Definition:                VAD timeliness is the time to process the purchase
                           order plus the time to process the activations information. [**]

Measurement Period:        Calendar Month

Measurement unit:          Minutes

Data Source:               Customized Product

Frequency of Collection:   Continuous

CPS Formula:               [**].

Special Exclusions         [**]

                           [**]

          11.1.2. CPS MEASURES

               The Individual CPS BGYR State shall be the least favorable BGYR state with respect to Amdocs' VAD (Fulfillment) Timeliness performance for all Subscribers orders. Set forth below is a chart depicting the CPS measures and the related BGYR states:

               [**]

INDIVIDUAL BGYR STATE      [**]
---------------------      ----
Blue                       [**]
Green                      [**]
Yellow                     [**]
Red                        [**]

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

     11.2. VAD PERCENTAGE OF PHONES SUCCESSFULLY ACTIVATED

          11.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             VAD Percentage of Subscribers with services
                           successfully activated

Definition:                [**]

Measurement Period:        Calendar Month

Measurement unit:          Subscribers with services

Data Source:               The daily and monthly Sprint VAD Activation Report

Frequency of Collection:   Continuous

Special Exclusion:         [**]

          11.2.2. CPS MEASURES

               Set forth below is a chart depicting the CPS measures and the related BGYR states:

INDIVIDUAL BGYR STATE      [**]
---------------------      ----
Blue                       [**]
Green                      [**]
Yellow                     [**]
Red                        [**]

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

12.0 SAS AVAILABILITY

     See Annex A for definition and calculation.

     12.1. SAS OUTPUT AND REPORTS

          12.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             SAS Output and Reports

Definition:                Measurement of Amdocs ability to delivery SAS Output
                           and Reports.

JOB NAME   OUTPUT OR REPORT      TARGET
--------   ----------------   -----------
[**]             [**]             [**]
[**]             [**]             [**]
[**]             [**]             [**]
[**]             [**]             [**]
[**]             [**]             [**]

CPS Formula:               [**]

Measurement Period:        Per cycle

Data Source:               SAS

Frequency of Collection:   Continuous

Special Exclusions:        Rejected accounts will be handled in the next
                           cycle run

          12.1.2. CPS MEASURES

Set forth below is a chart [**]

INDIVIDUAL CPS
  BGYR STATE     [**]
--------------   ----
Blue             [**]

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

Green           [**]
Yellow          [**]
Red             [**]

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
13.0 TRAINING ENVIRONMENT

     13.1. AVAILABILITY

          13.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Training Environment

Definition:                Training Environment availability [**].

Exclusion:                 [**]

Formula:                   See Annex A

          13.1.2. CPS MEASURES

               Set forth below is a chart [**]

Individual CPS
  BGYR State     [**]
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

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

14.0 DISASTER RECOVERY

     14.1. DISASTER RECOVERY

          14.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Disaster Recovery

Definition:                Time to recover online system in an event of a
                           disaster based on the following.

                           [**]

Measurement Calculation    [**].

Formula:                   [**]

Measurement Period:        Each

Data Source:               Amdocs Disaster Recovery logs

Frequency of Collection:   Throughout Disaster Recovery

          14.1.2. CPS MEASURES

Set forth below is a chart [**]

Individual CPS
  BGYR State     [**]
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

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

15.0 RESELLER

     15.1. RESELLER CONVERSION TIME

          15.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Reseller Conversion Time

Definition:                The time it takes to convert reseller from current
                           platform to retail platform.

CPS Formula                [**]

Measurement Period:        Calendar Month

Data Source:               Amdocs Tracking Tool

Frequency of Collection:   Continuous

Exclusions:                [**]

          15.1.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS
  BGYR STATE     [**]
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

     15.2. RESELLER ACTIVATION TIME

          15.2.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Reseller Activation Time

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

Definition:                The time it takes to activate reseller from current
                           platform to retail platform.

CPS Formula                [**]

Measurement Period:        Calendar Month

Data Source:               Amdocs Tracking Tool

Frequency of Collection:   Continuous  (during all application availability)

Exclusions:                [**]

          15.2.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS
  BGYR STATE     [**]
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

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                                      -46-

                                     ANNEX A

1.0 Online Availability

     1.1. CREDITABLE PERFORMANCE SPECIFICATION

     [**]    [**]

     [**]    [**]

     [**]    [**]   [**]  [**]   [**][**]
                       ______________
                              [**]

     [**]    [**]

     [**]    [**]

     [**]    [**]

     [**]    [**]

     1.2. AVAILABILITY TIMES:

             [**]

     1.3. CPS MEASURES

Set forth below is a chart [**]

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

Individual CPS   [**]
  BGYR State
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

                    ANNEX B-KPIS (KEY PERFORMANCE INDICATORS)

1.0  [**]

     [**]   [**]
     [**]   [**]
     [**]   [**]   [**]      [**]   [**][**]
                      ______________
                      [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]

          1.1.2 CPS Measures

          Set forth below is a chart [**]

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                                      -48-

Individual CPS   [**]
  BGYR State
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

1.3  [**]

     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]

1.3.2 CPS Measures

     Set forth below is a chart: [**]

Individual CPS
  BGYR State     [**]
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

1.4  [**]

     [**]   [**]
     [**]   [**]

                           Privileged and Confidential

1.4.2 CPS Measures

     [**]

1.5  [**]

1.5.1       [**]
                                      -49-

     [**]   [**]   [**][**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]

     CPS Measures

1.5.2 Set forth below is a chart [**]

Individual CPS   [**]
  BGYR State
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

[**]

     [**]   [**]
     [**]   [**]
     [**]   [**]   [**][**]
     [**]   [**]
     [**]   [**]
     [**]   [**]
     [**]   [**]

1.6  [**]

1.6.1       [**]
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

1.6.2  CPS Measures

     Set forth below is a chart [**]

Individual CPS   [**]
  BGYR State
--------------   ----
Blue             [**]
Green            [**]
Yellow           [**]
Red              [**]

[**]

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

2.0  PRINT VENDOR ACCURACY - [**]

     2.1.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Print Vendor Accuracy

[**]                       [**]

CPS Formula:               [**]

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

Measurement Period:        Monthly

Data Source:               Amdocs CHAMPS

Frequency of Collection:   Monthly

Special Exclusions:        This CPS measures Print Vendor errors, not Sprint
                           or Amdocs.

     2.2 CPS MEASURES:

               THE PRINT VENDOR ACCURACY CPS IS FOR REPORTING PURPOSES ONLY AND WILL NOT HAVE AN ASSOCIATED SCORE OR POINTS ASSIGNED.

3.0 EMS SYSTEM AVAILABILITY

               See Annex A for definition and calculation

4.0 SAS CORPORATE ACCOUNT TABLE RESPONSE TIME

     4.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             SAS Corporate Account Table Response Time

Definition:                The average amount of time required for SAS
                           Corporate Account Table Transactions to be completed[**]

CPS Formula                [**]
Measurement Period:        Calendar month

Data Source:               Performance Analyzer Tool

                           [**]

Frequency of Collection:   Continuous

Special Exclusions         [**]

5.0 SAS RESPONSE TIME

     5.1. CREDITABLE PERFORMANCE SPECIFICATION

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

Specification:             SAS Response Time

Definition:                [**]

CPS Formula                [**]

Measurement Period:        Calendar month

Data Source:               [**]

Frequency of Collection:   Continuous

[**]                       [**]

     5.2. CPS MEASURES

               Set forth below is a chart [**]

INDIVIDUAL CPS BGYR STATE   [**]
-------------------------   ----
Blue                        [**]
Green                       [**]
Yellow                      [**]
Red                         [**]

6.0 TESTING TIME TO REPAIR

     6.1. CREDITABLE PERFORMANCE SPECIFICATION

Specification:             Testing Time to Repair for Acceptance Testing (AT)
                           and Performance Testing

                           Definition: [**]

[**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]

[**]
[**]   [**]   [**]   [**]   [**]

                           Privileged and Confidential

               Special
               Exclusions

     6.2. CPS MEASURES

INDIVIDUAL CPS
  BGYR STATE     [**]   [**]
--------------   ----   ----
BLUE             [**]   [**]
GREEN            [**]   [**]
YELLOW           [**]   [**]
RED              [**]   [**]

                           Privileged and Confidential

                                   SCHEDULE D

                                     CHARGES

1. License Fees. Amdocs will charge Sprint for license fees in the amount of $[**] ("License Fees") for the licenses to use the Generic Product and all Customizations to the Generic Product. Annex B sets forth a non-exhaustive list of modules that are included as part of the Generic Product.

2. Payment Terms with regard to License Fees. Amdocs may invoice Sprint for the License Fees, as follows:

               1. $[**], which the Parties acknowledge and agree was invoiced previously and was already paid by Sprint on [**]

               2. $[**]. Sprint will use commercially reasonable efforts to pay this invoice by [**].

3.   Implementation and Conversion Fees.

     3A. [**]. The [**] amount set forth in this Schedule D (Charges) to implement the CTA Functionality into the Customized Product and achieve the Final Conversion Milestone is $[**]. However, pursuant to
          Section 2.1.1.f of the Agreement, Implementation Services Orders may set forth mutually agreed to amounts that shall be added to and become part of the [**], or shall be subtracted from the [**] with respect to any CTA Functionality described in clause (i) of the definition of CTA Functionality that is determined by the Parties to no longer be required. Sprint shall not be required to pay the [**] unless Sprint has reasonably determined that the Milestones set forth in Table 4A and Table 4B have been completed in conformity with the Impact Assessment Documents, Schedule A, and any applicable Implementation Services Order. Amdocs will [**] for implementation of CTA Functionality regardless of the level of effort required to complete in-scope activities in accordance with the terms hereof.

          If Sprint does not meet its agreed responsibilities resulting in a Delay, then, subject to the requirements of Section 10.4 (Delay), Amdocs shall receive the relief set forth in Section 10.4 (Delay).

     3B. Project Management Office (PMO) Activities. Amdocs has begun to provide the PMO services related to this Agreement. The PMO Services Order will be agreed upon and executed by the Parties, in accordance with which Amdocs shall provide such services for the fixed fee of $[**] (subject to agreement by the Parties upon the scope of such services).

     3C. In-Flight Projects. Amdocs will perform each of the In-Flight Projects, as listed and defined in Schedule A and any applicable Implementation Services Order. Each In-Flight Project shall be performed for the fixed fee amount set forth in Annex D to this Schedule D (Charges). The total of all such fixed fee amounts for all In-Flight Projects is $[**]. Each In-Flight Project will be performed within the release schedule timeframes defined in the Implementation Services Orders.

4. Payment Terms & Milestones with regard to the Implementation and Conversion Fees. Amdocs shall charge Sprint for work associated with CTA Functionality and In-Flight Projects only upon full completion of the milestones for each applicable Release and Conversion listed in Tables 4A and 4B. The portion of the [**] associated with Conversion will be charged on a per Conversion basis according to the milestones defined in Table 4B. The portion of the [**] associated with all other [**] will be charged on a per Release basis according to the milestones identified in Table 4A. Amdocs shall invoice Sprint no earlier than [**]. The portion of the [**] applicable to each Release is set forth in Table 4C and the portion of the [**] applicable to each Conversion is set forth in Table 4D. [**] is to be completed in connection with the [**]. The Parties may agree in the Implementation [**] to adjust the [**].

TABLE 4A: Implementation and Conversion Fees Payment and Milestone Table:
Releases

Payment due upon completion and acceptance of:   % PAYMENT PER RELEASE
----------------------------------------------   ---------------------
[**]                                                     [**]%
[**]                                                     [**]%
[**]                                                     [**]%
[**]                                                     [**]%

TABLE 4B: Implementation and Conversion Fees Payment and Milestone Table:
Conversion

Payment due upon completion and acceptance of:   % PAYMENT PER CONVERSION
----------------------------------------------   ------------------------
[**]                                                       [**]%
[**]                                                       [**]%
[**]                                                       [**]%
[**]                                                       [**]%

TABLE 4C: [**]

[**]    [**]
----   -----
[**]   $[**]
[**]   $[**]
[**]   $[**]
[**]   $[**]
       -----
Total  $[**]
       =====

TABLE 4D: [**] by Conversion

CONVERSION    [**]
----------   -----
[**]         $[**]
[**]         $[**]
[**]         $[**]
[**]         $[**]
[**]         $[**]
[**]         $[**]
             -----
Total        $[**]
             =====

5. Amdocs right to dispute Sprint's determination regarding Milestones. For the avoidance of doubt, Amdocs shall be entitled to dispute any Sprint decision regarding Milestones and payments related thereto and to commence the dispute resolution process described in the Agreement.

6. Monthly Subscriber Fee (referred to in this Agreement, including this Schedule D, as "Monthly Subscriber Fee", "Monthly Charge Per Subscriber" or "MSF"). Amdocs will charge Sprint a monthly fee for each Subscriber billed through the Customized Product, pursuant to the schedules set forth below. [**]

6A. Monthly Subscriber Fee (MSF) for Retail Subscribers, in a [**]. The Monthly Subscriber Fee for Retail Subscribers is as follows, on a [**]:

TABLE 6A: Amdocs MSF, based on [**], as described above:

MIN SUBS   MAX SUBS    [**]    [**]
--------   --------   -----   -----
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]
[**]         [**]     $[**]   $[**]

* B will equal the total number of Retail Subscribers on the Customized Product on the date the Final Conversion Milestone is successfully achieved.

          The table above applies as follows:

          (1)  [**]; however, the rate specified for [**].

          (2)  Amdocs will charge Sprint [**] Subscribers.

          (3) Upon reaching a [**] through [**] will be charged to [**], however, the [**] will not be [**] for the period up to and including [**] for the [**] for the period after acceptance of the [**] for the [**] was actually [**]. The process set forth in this paragraph shall be [**] in determining the [**]. For example, with respect to a [**] subsequent to [**], then the [**] for any [**] in the [**] will not be [**].

          (4) In the event of a [**] will be the [**] the [**] according to the [**] for the [**]. For example, if [**] in the following [**], then the [**] for that following [**] is [**] than the [**] according to the [**] and the applicable [**].

6B. Ongoing Cost for Wholesale Subscribers. The Monthly Subscriber Fee for Wholesale Subscribers is as follows, on a [**]:

     TABLE 6B: Ongoing Costs for Wholesale

NUMBER OF SUBSCRIBERS   MONTHLY SUBSCRIBER FEE
---------------------   ----------------------
[**]                             $[**]
[**]                             $[**]
[**]                             $[**]
[**]                             $[**]

     The table above applies as follows:

     (1)  Amdocs will charge Sprint the [**] for [**].

     (2) Upon reaching a [**] will not be less than [**], the [**] for [**], the [**] for the [**] set forth in this paragraph shall be [**] in determining the [**]. For example, with respect to a particular [**] subsequent to [**], if the [**], then the [**].

     (3) In the event of a [**] will be the [**] for the previous [**]. For example, if the [**] in the following [**], then the [**] according to [**].

6C. Ongoing Cost for Prepaid Subscribers. Until and unless there is subsequent or separate agreement between Sprint and Amdocs on the services arising out of the NexGen Prepaid Platform RFP, the Monthly Subscriber Fee for in scope activities, for prepaid Subscribers is as follows, on a [**]:

     TABLE 6C: Prepaid Subscriber Rates

NUMBER OF SUBSCRIBERS   MONTHLY SUBSCRIBER FEE
---------------------   ----------------------
[**]                             $[**]
[**]                             $[**]
[**]                             $[**]
[**]                             $[**]
[**]                             $[**]

The table above applies as follows:

(1)  Amdocs will charge Sprint the [**] for [**].

(2) Upon reaching a [**] will be [**] according to the [**], however, [**] up to and including [**] for the period after [**] for the [**] upon which [**]. The process set forth in this paragraph shall be [**] in determining the [**]. For example, with respect to a particular [**] and the [**] subsequent to such [**], if the [**], then the [**] will not be [**].

(3) In the event of a [**] according to the [**] for the [**]. For example, if the [**], then the [**] according to the [**] and the applicable per [**], which is [**] of which is [**].

     With regard to Sprint [**] that directly pay Amdocs for the Services provided to such Sprint [**], in determining the applicable monthly charge per Subscriber to be applied to Sprint Subscribers, the Parties will meet on a case by case basis to mutually agree upon the mechanism through which Sprint will [**].

     During the Term, if there has been a [**] of [**] that Amdocs believes in good faith has directly and materially [**] the [**] of [**] of the Services under the Agreement, then Amdocs may request that Sprint and Amdocs meet in good faith to discuss such circumstances and determine by mutual agreement what, if any, action should be taken with respect thereto. Amdocs shall provide any documentation reasonably requested by Sprint detailing the basis of Amdocs' belief in advance of such meeting.

     The parties agree that the MSF may be [**] agreed upon by the Parties or as mutually agreed by the Parties.

6D. MSF [**] for Subscribers. Sprint shall receive [**] against MSF charges accruing hereunder, as illustrated in the following table:

TABLE 6.D: [**]

                    [**]
CALENDAR   ---------------------
  YEAR      [**]    [**]    [**]
--------   -----   -----   -----
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
[**]       $[**]    [**]   $[**]
           -----   -----   -----
TOTAL      $[**]   $[**]   $[**]
           =====   =====   =====

Note that the [**] have not been identified according to an [**] breakdown, and as such, the table above does not list the [**] for each [**], but instead identifies the total amount of the [**], which are described further in Section 6.D.2.

     (1) Discretionary [**]. Amdocs will provide $[**] in [**] to be applied against [**], according to the schedule set forth in Table 6.D, provided that the utilization of each annual amount will be evenly spread over [**]. Amdocs shall provide Sprint with the opportunity to validate the application of any discretionary [**] to confirm its correct application. [**]. For avoidance of doubt, for purposes of
          Section 6.D.4 below only, all [**] described in this Section 6.D.1 applicable to a given [**] are proportionally earned as Sprint incurs charges in such [**] against which Sprint would be eligible to apply such [**].

     (2)  [**].

     6.D.2.1 "In Flight" Projects - $[**]. Should Sprint elect to engage Amdocs to perform work towards the delivery of "In Flight" Projects, the following [**] will apply: For each $[**] incurred by Sprint as charges on the projects listed on Annex D to this Schedule D, Amdocs will grant a Discretionary [**] of $[**], to be applied against MSF charges, up to an overall maximum under this paragraph of $[**] in Discretionary [**]. Unused [**] will be rolled over to the next month.

     6.D.2.2 Prepaid Operational Service [**] - $[**]. Sprint and Amdocs have executed a letter of agreement dated [**], pursuant to which the Parties have entered into negotiations regarding a potential Additional Services Order which would engage Amdocs for Sprint's project known as NGPP. Should the Parties execute such an Additional Services Order or other written agreement for such project, the following [**] will apply: For each $[**] incurred by Sprint as charges for the operational services of the prepaid solution for Sprint as submitted in Amdocs' response to Sprint RFP for NextGen Prepaid Platform, Amdocs will grant a Discretionary [**] of $[**], to be applied against [**], up to an overall maximum under this paragraph of $[**] in Discretionary [**] provided however, that this Discretionary [**] cannot be applied to the [**] advance that is part of Amdocs pricing chapter of its response to the NextGen Prepaid Platform RFP.

     6.D.2.3. Prepaid Implementation [**] - $[**]. Sprint and Amdocs have executed a letter of agreement dated [**], pursuant to which the Parties have entered into negotiations regarding a potential Additional

     Services Order which would engage Amdocs for Sprint's project known as NGPP. Should the Parties execute such an Additional Services Order or other written agreement for such project and unless otherwise indicated in such Additional Services Order or such other written agreement, Amdocs will invoice Sprint $[**] to develop and implement the NGPP as defined in the letter of agreement between Sprint and Amdocs dated [**] and will grant a Discretionary [**] of $[**], to be applied against MSF charges. [**].

     Unless otherwise indicated in the NGPP Additional Services Order or other written agreement described in the paragraph above in this Section 6.D.2.3, Amdocs will invoice Sprint for the $[**] development and implementation fees defined in this Section 6.D.2.3, and will provide [**] against the MSF charges according to the following table:

MILESTONE   [**] AMOUNT   [**]AMOUNT
---------   -----------   ----------
[**]           $[**]         $[**]
[**]           $[**]         $[**]
[**]           $[**]         $[**]
[**]           $[**]         $[**]
               -----         -----
   TOTAL:      $[**]         $[**]
               =====         =====

     (3) [**] Usage Policies and Procedures. The following policies and procedures shall apply to Sprint's usage of the [**] set forth above and to the method in which Amdocs applies such [**] on invoices issued to Sprint: Amdocs will automatically apply [**] earned under Sections 6.D.2.1 (In-Flight Projects) and 6.D.2.2 (Prepaid Operational Service [**]) above, will be applied against future billings in [**]. For avoidance of doubt, for purposes of Section 6.D.4 below only, [**] described in Section 6.D.2 above are considered earned when Sprint has met the requirements set forth in Section 6.D.2 ([**]) above (e.g., the incurrence by Sprint of each $[**] charge, the completion of a milestone) and not when such [**] is subsequently applied against future billings in accordance with this Section 6.D.3.

     (4) Any unused, earned [**] upon expiration or termination of the Agreement shall be paid to Sprint in cash or, at Sprint's sole discretion, may be applied to fees associated with Disentanglement provided that Sprint has actually paid the applicable incurred charges pursuant to which Sprint earned such [**]. For avoidance of doubt, Amdocs shall pay such [**] to Sprint in cash or, at Sprint's sole discretion, apply such [**] to fees associated with Disentanglement once Sprint has actually paid such incurred charges (even if such payment occurs after expiration or termination of the Agreement).

     6E. [**]. Sprint commits to an [**]. In the [**] event of a [**] that results in [**] to meet the [**] shall meet [**] should be taken with respect thereto.

     The following mechanism will be used for [**] on an [**] basis beginning [**] of the date of the [**] the Parties shall calculate the actual percentage increase in the total number of Sprint [**] applicable to the [**]
     shall be [**], provided however, that the [**] shall not be [**] and that the determination of whether [**] will be determined with reference to the [**] during that [**].

     This can be shown using the following equation: [**]. Thus, for example, if the [**] and the [**] then the [**] for the [**] would be [**] is illustrated [**] + (1 +[**]

     In addition to the [**] will meet a [**], provided that the [**] met [**] during any [**] with reference to the [**] during that [**].

     (1) The Parties agree that the [**] shall be applied on a [**] before the [**]. An example of this [**] can be illustrated by [**]. If the Agreement is [**] following this [**] to reflect an [**].

     (2) The Parties will determine whether Sprint has met its [**] through the following process. On or around [**], both Sprint and Amdocs will independently determine the [**]. This calculation must be completed independently for [**] shall then be compared to the [**] as well as [**] there are any [**] shall reconcile any variances in the calculated amounts, and agree to [**], as well as whether [**].

     (3) In the event the [**] by which the [**] for any subsequent [**] is less than the [**] can be used to [**].

     6.E.3.1. [**]

     6.E.3.2. [**]

     Once a Prepaid Subscriber is migrated to the prepaid platform that is expected to be implemented through Sprint's project known as NGPP or with respect to any new Prepaid Subscribers on NGPP, the [**] ratio identified in Section 6.D.3.1 above will be adjusted for such [**] on NGPP, and will instead be:

     6.E.3.3. [**]

     (4) In the event the Parties agree that Sprint has [**]. If this does not result in [**] fulfillment of the [**], a [**] will be calculated to determine [**] financial obligation to [**] as a direct result of not meeting the [**]. The [**] shall be calculated according to the following mechanism.

     6.E.4.1. [**] to determine the [**]. As the [**] has been [**] will be comprised only of [**] shall be the [**] of the [**] applicable to the sum of the [**] as if all were [**] and the [**] the applicable [**].

     This can be shown using the following example:

     Assume the [**].

     6.E.4.2 If the average [**] to determine the [**] to determine the [**] within the [**] will be comprised [**] according to the [**] that is expected to be [**] through [**] with respect to any [**] in the previous sentence will be [**] for such [**] shall be equal to the [**] applicable to the sum of the [**] (as if all were [**] applicable to the sum of the [**] as if all were [**] of the applicable rate by the [**].

     This can be shown using the following example:

     Assume the [**].

     (5) In the event the Parties agree that Sprint has [**] for the previous [**]. In the event the [**] that difference, [**] according to the following [**] that is expected to be implemented [**] or with respect to any [**] in the previous sentence [**].

     (6) In the event [**]. The applicable [**] shall be equal to the [**] by the [**] (to determine the [**].

     (7)  [**]

     (8) For the avoidance of doubt, the various subscriber types are defined as:

     6.E.8.1. A "Subscriber" has the meaning given in Section 12.1 (Defined Terms) of the Agreement.

     6.E.8.2. A "Retail Subscriber" means a Subscriber who is not a [**] or such other categories that the Parties may mutually establish pursuant to
     Section 12.1.169 (Subscriber) of the Agreement.

     6.E.8.3. A "Wholesale Subscriber" means a Subscriber which has its billing account with a [**] of Sprint (i.e., the end-user customer referred to in 6.D.8.4 below).

     6.E.8.4. A "Wholesale Customer" means a [**] of Sprint's [**] for such [**] (whether under the Sprint brand or otherwise); that is, in the case of Wholesale Customer, the relationship with the end-user customer is owned by the Wholesale Customer and not by Sprint.

     6.E.8.5. A "Prepaid Subscriber" means a Subscriber for which usage is [**] on such Subscriber [**] for such [**] of consumption and continued usage is dependent upon maintaining a positive account balance.

     In determining the fractional value of Prepaid Subscribers to offset Retail Shortfall, depending upon the status of such Prepaid Subscribers, the following table will apply:

STATUS   [**] OF A PREPAID SUBSCRIBER
------   ----------------------------
[**]                 [**]%
[**]                 [**]%
[**]                 [**]%
[**]                 [**]%
[**]                 [**]%

          Annex E contains the definitions of each of the Prepaid Subscriber statuses described in the table above.

          If the Parties execute an Additional Services Order for Sprint's project known as NGPP that provides an alternative definition of a Prepaid Subscriber, such definition shall apply to this Schedule D.

     (9)  Calculation of the MSF

     (a) Amdocs shall calculate the number of Subscribers through the following mechanism. For each bill cycle used for Subscribers, Amdocs will determine the number of Subscribers that have been processed during that bill cycle. Once the final bill cycle of a [**] been run, Amdocs shall calculate the total number of Subscribers that for that [**], which is the aggregate of each bill cycle Subscriber count for that [**]. These Subscriber values will be calculated independently for [**].

     (b) Amdocs shall invoice Sprint in the MSF for cancelled Subscribers up to but not [**] from the date of cancellation. If, after the [**], there is new billing activity (e.g. [**], payments) for the Subscriber, Amdocs shall invoice Sprint for the MSF for the [**] in which the new billing activity occurs. Annex C to this Schedule D provides an example of the application of the above provision.

          For each cancelled Subscriber, Amdocs shall set the field "STATUS-CODE" in the "BILL-SUBSCRIBER" table of the Customized Product to a value of "C".

     (c) As the Customized Product invoices cancelled Subscribers for up to [**] beyond their cancellation date, and in order to comply with the provisions of subparagraph (a) above, Sprint and Amdocs shall modify the following Customized Product reference tables to be capped in the aggregate at [**].

          i.   [**]

          ii.  [**]

     (d) In addition, in order to comply with the provisions of paragraph (a) above, the [**] in the Customized Product logic for the accommodation of late charges and adjustments will be [**], but only for the purpose of the above compliance. In the event that Subscribers are moved to an alternative bill cycle as a result of Load Balancing, Amdocs shall invoice Sprint for those Subscribers only [**]. In the event that a Subscriber is shifted to a different cycle, Sprint must approve any cycle shifting prior to Amdocs completing the shift. Amdocs and Sprint shall collectively reconcile any such shifts to ensure Sprint is not charged for these Subscribers multiple times.

     (e) [**] after cancellation for a given cancelled Subscriber, the BAN containing that Subscriber has no active Subscribers but still has an outstanding balance due or a [**], and that balance or [**] is not in a "Written-Off" status in the Customized Product, then for the purpose of such invoicing, Amdocs will consider this BAN as having a single Subscriber until such time as the balance or [**] is "Written-Off", or the balance becomes [**] as a result of a payment being applied or a [**] balance being refunded. [**].

7. Amdocs Rate for Additional Services. For all Additional Services requested by Sprint after the [**], the [**] labor price tiers will be as follows (not inclusive of CPI adjustments):

TABLE 7: Amdocs Rate

PAID HOURS (PER YEAR)   INITIAL RATE
---------------------   ------------
[**]                        $[**]
[**]                        $[**]

For avoidance of doubt, the hours of development that are performed by Amdocs and compensated for by the [**] set forth in this Schedule D shall not be included in any calculation to determine which tier of the above table applies in determining the Amdocs Rate applicable to Additional Services.

The above Amdocs Rates may be adjusted no more frequently than [**], commencing [**] by the rate of [**] as applicable in the definition of Amdocs Rate in the Agreement.

     7.A. Amdocs Rates and Off-Shore Plan. Amdocs may [**] the use of the [**], subject to the following:

     (1) Amdocs will maintain the existing location and structure of the Amdocs team during the initial project, leveraging the experience and timely quality delivery of the team, thus reducing risk of quality or delay. For avoidance of doubt, the existing location and structure of the Amdocs team presently includes the performance of certain Services in [**] pursuant to Section 7.8.

     (2) Upon full completion of conversion and stabilization, Amdocs may gradually increase the portion of work provided by its employees in [**], including its development center in [**], in accordance with the process for offshoring described below.

     (3) For the avoidance of doubt, "On-Site" shall be defined as any domestic Sprint location designated as such by Sprint, "Class A Location" shall be defined as any location within the [**], and "Class B Location" shall be defined as [**].

     (4) Whenever Amdocs relocates any services, or changes the proportionate volume of services among locations:

     7.A.4.1. If the change is [**] Amdocs may implement the change without notice to or consent of Sprint.

     7.A.4.2. If the change is [**] Amdocs will give prior written notification to Sprint and Sprint will have the opportunity to object, but Amdocs implementation of the change need not be delayed to obtain Sprint's approval.

     7.A.4.3. If the change is [**] Amdocs will give prior written notification to Sprint and may not implement the change until Sprint's written approval is obtained, such approval not to be unreasonably withheld.

     (5) The following conditions shall apply when determining whether to classify an Operations service change or relocation as [**]:

     7.A.5.1. Any and all movement of Hardware, regardless of location and volume, shall be considered as [**]

     7.A.5.2. Any and all activity involving Sprint Restricted Data shall be considered as [**]

     7.A.5.3. Any and all relocation of employee management responsibilities shall be considered as [**]

     7.A.5.4. The opening of any new data, development, or service facility that will support the Sprint business shall be considered as [**]

     7.A.5.5. Any movement [**]% of the total labor force associated with a particular service in a particular location shall be considered as [**]

     7.A.5.6. Any movement [**]% of the total labor force associated with a particular service in a particular location shall be considered as [**]

     7.A.5.7. Any movement of [**]% of the total labor force associated with a particular service in a particular location shall be considered as [**]

     (6) Amdocs shall provide [**] plan to Sprint, detailing the number of resources within each function that it intends to [**], as well as the timing associated with such movement. If, at any point within a [**], Amdocs intends to [**] resources in a manner that deviates from the [**] plan, Amdocs shall notify Sprint of such changes and seek Sprint's approval according to the mechanism defined in Section 8.A.5 of this Schedule D (Charges).

     (7) Amdocs commits that no Sprint customer-facing positions shall be moved [**] at any point during the Term of this Agreement. For avoidance of doubt, [**], at no point will a [**] be required to [**].

     (8) For avoidance of doubt, nothing in this Section 8A shall limit or otherwise negate Amdocs' obligation under the Agreement to comply with all applicable laws, rules and regulations, which may include, without limitation, restrictions and/or prohibitions regarding the performance of the Services from locations outside of the United States. In the event that (i) a change in an applicable law, rule or regulation requires Amdocs to perform certain or all of the Services from locations solely in the United States and (ii) such requirement would cause Amdocs to have to cease performing Services from locations outside of the United States where Amdocs had previously complied with all requirements of the Agreement with respect to being permitted to perform such Services from locations outside of the United States, then the Parties agree to meet in good faith to discuss what impact, if any, such requirement may have with respect to the charges set forth in this Schedule D and determine by mutual agreement what, if any, action should be taken with respect thereto.

     7B. Amdocs agrees that, starting [**], the Amdocs Rate paid by Sprint for all Additional Services will be reduced by [**].

     Amdocs agrees that, should the amount of Additional Services work conducted offshore [**] of the total Additional Services work completed for a particular [**], the Amdocs Rate will be further reduced, and the Parties will meet to determine the amount by which the Amdocs Rate would be further reduced.

     7C. Additional Services Fee. Sprint shall pay Amdocs for the Additional Services the Additional Services Fee as provided for in the Additional Services Orders, which will be calculated based upon the Amdocs Rates for Additional Services defined above.

     7D. Additional Development Commitments. Sprint agrees to engage Amdocs to perform Additional Services (in addition to the other services otherwise provided for herein) in an amount of $[**] in calendar year [**] and in an amount of $[**] in each of calendar years [**] (for each calendar year, as applicable, the "Additional Development Commitment").

     (1) In the event Sprint has not met its Additional Development Commitment for a given calendar year, Sprint will compensate Amdocs by paying [**] the annual Additional Development Commitment and the actual amount paid for Additional Services within that calendar year.

8. Envelope Parameters. To the extent that Schedule L (Envelope Parameters) to the Agreement contemplates any additional fees to be payable by Sprint to Amdocs in the event that an envelope parameter stated therein is exceeded, then [**].

9. Other Charges. Any other services of Amdocs that are requested by Sprint and are not within the scope of the Services as of the date of execution hereof shall be paid for by Sprint in accordance with the provisions of
     Section 5.1.2 (Adjustment of Charges) of the Agreement. Amdocs shall invoice Sprint for such other services [**], unless a fixed price arrangement is agreed upon by the Parties, where, in such a case, the Parties will agree on the payment terms.

10. Reimbursable Expenses. Sprint shall reimburse Amdocs for all travel and living expenses of its personnel participating in the performance of this Agreement in accordance with Annex A to this Schedule D.

11.  Production CR Charges

(i) Sprint shall pay Amdocs for the Production CRs the Production CRs Charges as provided for in the Production CRs SOWs. However, if no specific fixed price amount is agreed upon for a particular Production CR and specified in the applicable Production CRs SOW, Amdocs shall charge Sprint and Sprint shall pay Amdocs for all of Amdocs' efforts performing such Production CRs at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 8 of this Schedule D shall apply with regard to Amdocs' development efforts of the Production CRs).

(ii) In addition, in the event that an Impact Assessment Document is created by Amdocs for a particular Production CR pursuant to the Fast Track Procedure and Sprint then decides not to proceed with development of that Production CRs (either at all or a decision is made to include such development within an Additional Release), then Sprint shall pay Amdocs for the efforts spent in producing the Impact Assessment Document up to the maximum amount (if any) of Additional Services hours stated in the applicable Production CRs SOW at the then current Amdocs Rate (for the avoidance of doubt, the provisions of Section 8 of this Schedule D shall apply with regard to such payment). If a decision is made to include such development within an Additional Release then, for avoidance of doubt, Amdocs shall not be able to charge Sprint as part of that Additional Release for Services and Deliverables already charged for pursuant to the procedures set forth in this paragraph for Production CRs. For avoidance of doubt, the Additional Services Order for the Additional Release to which such development is moved may reflect any incremental development costs associated with such development as a result of including such development as part of the Additional Release.

12. [**] Pass Through Services. For the period for which Sprint has elected to receive the [**] Pass Through Services from Amdocs in accordance with
     Section 5.5 of the Agreement and Schedule R, Sprint shall pay Amdocs for the [**] Pass Through Services under this Agreement in accordance with the provisions of Section 5.5 ([**] Pass Through Services) of the Agreement. Such payment by Sprint shall be made as follows:

     [**], Amdocs will submit to Sprint an invoice which will consist of the following:

          a) Amdocs' conservative estimate for the amount due to Amdocs for the [**] Pass Through Services to be performed under this Agreement during the current billing period of the [**] ("Billing Period"); and

          b) the final amount due to Amdocs for the [**] Pass Through Services performed under this Agreement during the Billing Period which immediately precedes the Billing Period referred to in paragraph
               (a) above, minus the estimated
               amount charged by Amdocs for the [**] Pass Through Services rendered during such earlier Billing Period ("True-Up").

13.  Customer Invoices.

Upon Sprint's request, Amdocs shall retrieve from the Data Center archives, and provide to Sprint within five (5) business days of Sprint's request, any customer invoice designated by Sprint. The first [**] of such invoices in a calendar year will be provided to Sprint at no additional charge. Any invoice above the initial [**] will be provided to Sprint for a fee of $[**]

14. General Terms and Assumptions. Amdocs prices are charged and paid in US Dollars.

                                     ANNEX A

                         Reimbursable Expenses Structure

1.   Travel and Living Expenses

     1.1. Travel from St. Louis, MO, U.S.A.:

                      Daily Living
Destination:            Expenses:       Airfare:
------------          ------------   -------------
Israel/Cyprus/[**]       US$[**]     See 1.5 below
Overland Park            US$[**]        US$[**]
Reston                   US$[**]        US$[**]
Atlanta/Denver           US$[**]        US$[**]
Champaign                US$[**]        US$[**]

     1.2. Travel from Champaign, IL, U.S.A.:

                      Daily Living
Destination:            Expenses:       Airfare:
------------          ------------   -------------
Israel/Cyprus/[**]       US$[**]     See 1.5 below
Overland Park            US$[**]        US$[**]
St. Louis                US$[**]        US$[**]
Atlanta/Denver           US$[**]        US$[**]
Reston                   US$[**]        US$[**]

     1.3. Travel from Reston, VA, U.S.A.:

                      Daily Living
Destination:            Expenses:       Airfare:
------------          ------------   -------------
Israel/Cyprus/[**]       US$[**]     See 1.5 below
Overland Park            US$[**]        US$[**]

Champaign                US$[**]        US$[**]
St. Louis                US$[**]        US$[**]
Atlanta/Denver           US$[**]        US$[**]

     1.4. Travel from Overland Park, KS, U.S.A.:

                      Daily Living
Destination:            Expenses:       Airfare:
------------          ------------   -------------
Israel/Cyprus/[**]       US$[**]     See 1.5 below
Champaign                US$[**]        US$[**]
St. Louis                US$[**]        US$[**]
Atlanta/Denver           US$[**]        US$[**]
Reston                   US$[**]        US$[**]

     1.5. Whenever Amdocs will utilize its employees or Subcontractors' employees who are located at sites other than St. Louis, Champaign, Overland Park, or Reston, Sprint shall reimburse Amdocs for travel expenses in the amount specified for a round trip from Overland Park, KS to the Sprint site.

2.   Details of Expenses

     The Daily Living Expenses and the Airfare, as stated above, are comprised of the following:

     2.1. Airfare:

          - The airfare cost to the specified site is an economy class airfare, the terms of which are in accordance with Amdocs' company policy and procedure.

     2.2. Per diem Expenses:

          According to Amdocs' company policy, the current per diem expenses are (not to exceed):

Within the United States   US$[**]

Israel/Cyprus              US$[**]
[**]                       US$[**]

     2.3. Hotel:

          The average hotel cost per night, per each site, is as follows:

Israel/Cyprus    US$[**]
[**]             US$[**]
Overland Park    US$[**]
Reston           US$[**]
Champaign        US$[**]
Atlanta/Denver   US$[**]
St. Louis        US$[**]

     2.4. Car Rental and Transportation

          The average car rental cost, together with additional transportation costs which may be required, for each site, is as follows:

Israel/Cyprus    US$[**]
[**]             US$[**]
Overland Park    US$[**]
Reston           US$[**]
Champaign        US$[**]
Atlanta/Denver   US$[**]
St. Louis        US$[**]

     2.5. Total Daily Living Expenses:

Destination      Per diem    Hotel    Transportation    Total
-----------      --------   -------   --------------   -------
Israel/Cyprus    US$[**]    US$[**]       US$[**]      US$[**]
[**]             US$[**]    US$[**]       US$[**]      US$[**]
Overland Park    US$[**]    US$[**]       US$[**]      US$[**]
Reston           US$[**]    US$[**]       US$[**]      US$[**]
Champaign        US$[**]    US$[**]       US$[**]      US$[**]
Atlanta/Denver   US$[**]    US$[**]       US$[**]      US$[**]
St. Louis        US$[**]    US$[**]       US$[**]      US$[**]

3.   All the above mentioned prices are inclusive of currently known tax.

4. The above-mentioned prices will be updated once a year, subject to review of the then current applicable expenses and agreement between the Parties regarding the updated amounts, based upon the above review.

5. In no event will Sprint be required to reimburse Amdocs for travel and living expenses hereunder in excess of [**] Dollars ($[**]) per year during the Term.

6. [**]Sprint's obligation to reimburse Amdocs for its travel and living expenses hereunder will be subject to: (i) Amdocs providing a report on (in a form to be agreed by the Parties), and supporting documentation for, such expenses on a monthly basis to Sprint's Program Manager; and (ii) the Sprint Program Manager's reasonable approval of such expenses, based on his review of such report and supporting documentation.

                                     ANNEX B

                            Amdocs' Generic Products

                                      [**]

                                    ANNEX C

                                 Examples of MSF
                                   Calculation

                                  (FLOW CHART)

                                     ANNEX D

                  In-Flight Projects and Associated Fixed Fees

ITEM   PROJECT NAME   FIXED FEE
----   ------------   ---------
   1   [**]             $[**]
   2   [**]             $[**]
   3   [**]             $[**]
   4   [**]             $[**]
   5   [**]             $[**]
   6   [**]             $[**]
   7   [**]             $[**]
   8   [**]             $[**]
   9   [**]             $[**]
  10   [**]             $[**]
  11   [**]             $[**]
  12   [**]             $[**]
  13   [**]             $[**]
  14   [**]             $[**]
  15   [**]             $[**]
  16   [**]             $[**]
  17   [**]             $[**]
  18   [**]             $[**]
  19   [**]             $[**]
  20   [**]             $[**]
  21   [**]             $[**]
  22   [**]             $[**]
  23   [**]             $[**]
  24   [**]             $[**]
  25   [**]             $[**]
  26   [**]             $[**]
  27   [**]             $[**]
  28   [**]             $[**]
  29   [**]             $[**]
  30   [**]             $[**]
  31   [**]             $[**]
  32   [**]             $[**]
  33   [**]             $[**]
  34   [**]             $[**]

ITEM   PROJECT NAME   FIXED FEE
----   ------------   ---------
  35   [**]             $[**]
  36   [**]             $[**]
  37   [**]             $[**]
  38   [**]             $[**]
  39   [**]             $[**]
  40   [**]             $[**]
  41   [**]             $[**]
  42   [**]             $[**]
  43   [**]             $[**]
  44   [**]             $[**]
  45   [**]             $[**]
  46   [**]             $[**]
  47   [**]             $[**]
  48   [**]             $[**]
  49   [**]             $[**]
  50   [**]             $[**]
  51   [**]             $[**]
  52   [**]             $[**]
  53   [**]             $[**]
  54   [**]             $[**]
  55   [**]             $[**]
  56   [**]             $[**]
  57   [**]             $[**]
  58   [**]             $[**]
  59   [**]             $[**]
  60   [**]             $[**]
  61   [**]             $[**]
  62   [**]             $[**]
  63   [**]             $[**]
  64   [**]             $[**]
  65   [**]             $[**]
  66   [**]
  67   [**]             $[**]
  68   [**]             $[**]
  69   [**]             $[**]
  70   [**]             $[**]
  71   [**]             $[**]
  72   [**]             $[**]
  73   [**]             $[**]
  74   [**]             $[**]

ITEM   PROJECT NAME   FIXED FEE
----   ------------   ---------
  75   [**]             $[**]
  76   [**]             $[**]
  77   [**]             $[**]
  78   [**]             $[**]
  79   [**]             $[**]
  80   [**]             $[**]
  81   [**]             $[**]
  82   [**]             $[**]
  83   [**]             $[**]
  84   [**]             $[**]
  85   [**]             $[**]
  86   [**]             $[**]
  87   [**]             $[**]
  88   [**]             $[**]
  89   [**]             $[**]
  90   [**]             $[**]
  91   [**]             $[**]
  92   [**]             $[**]
  93   [**]             $[**]
  94   [**]             $[**]
  95   [**]             $[**]
  96   [**]             $[**]
  97   [**]             $[**]
  98   [**]             $[**]
  99   [**]             $[**]
 100   [**]             $[**]
 101   [**]             $[**]
 102   [**]             $[**]
 103   [**]             $[**]
 104   [**]             $[**]
 105   [**]             $[**]

ITEM   PROJECT NAME   FIXED FEE
----   ------------   ---------
 106   [**]             $[**]
 107   [**]             $[**]
 108   [**]             $[**]
 109   [**]             $[**]
 110   [**]             $[**]
 111   [**]             $[**]
 112   [**]             $[**]
 113   [**]             $[**]
 114   [**]             $[**]
 115   [**]             $[**]
 116   [**]             $[**]
 117   [**]             $[**]
 118   [**]             $[**]
 119   [**]             $[**]
 120   [**]             $[**]
 121   [**]             $[**]
 122   [**]             $[**]
 123   [**]             $[**]
 124   [**]             $[**]
 125   [**]             $[**]
 126   [**]             $[**]
 127   [**]             $[**]
 128   [**]             $[**]
 129   [**]             $[**]
 130   [**]             $[**]
 131   [**]             $[**]
 132   [**]             $[**]
 133   [**]             $[**]
 134   [**]             $[**]
 135   [**]             $[**]
 136   [**]             $[**]
 137   [**]             $[**]
 138   [**]             $[**]
 139   [**]             $[**]
 140   [**]             $[**]
 141   [**]             $[**]
 142   [**]             $[**]

ITEM   PROJECT NAME   FIXED FEE
----   ------------   ---------
 143   [**]             $[**]
 144   [**]             $[**]
 145   [**]             $[**]
 146   [**]             $[**]
 147   [**]             $[**]
 148   [**]             $[**]
 149   [**]             $[**]
 150   [**]             $[**]

                                     ANNEX E
                        PREPAID SUBSCRIBER STATUS STATES

STATUS        DEFINITION AND MAIN CHARACTERISTICS               ALLOWED                    NOT ALLOWED
------      ---------------------------------------   ---------------------------   ------------------------
ACTIVE      [**]                                      [**]

EXPIRED     [**]                                      [**]                          [**]

SUSPENDED   [**]                                      [**]                          [**]

CANCELED    [**]                                      [**]                          [**]

CLOSED      [**]                                      [**]                          [**]

                                   SCHEDULE E

                                  DATA CENTERS

Location 1: 2109 Fox Drive
            Champaign IL 61820

Location 2: [**]

Location 3: 5555 Windward Parkway
            Alpharetta, GA 30004
            (Disaster Recovery)

                                   SCHEDULE F

                               STEERING COMMITTEE

                            Sprint's Representatives

Name   Title
----   -----
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]

                             Amdocs' Representatives

Name   Title
----   -----
[**]    [**]
[**]    [**]
[**]    [**]
[**]    [**]

                                   SCHEDULE G
                              LIST OF KEY PERSONNEL

Amdocs Critical Personnel

[**]

Amdocs Key Personnel

[**]

Sprint-Nextel Key Personnel

[**]

Schedule H - Overall Timeline

[**] RELEASES

[**]

                 Phase                    Completion Date
                 -----                    ---------------
-    Functional Verification Sessions           [**]
     (Discover Phase)
-    Impact Assessment Workflow Session         [**]
     (Discover Phase)
-    Design Phase                               [**]
-    Develop Phase                              [**]
-    Testing        (Deploy Phase)              [**]
-    Implement (Deploy Phase)                   [**]

[**]

                 Phase                    Completion Date
                 -----                    ---------------
-    Impact Assessment Workflow Session         [**]
     (Discover Phase)
-    Design Phase                               [**]
-    Develop Phase                              [**]
-    Testing (Deploy Phase)                     [**]
-    Implement (Deploy Phase)                   [**]

[**]

                 Phase                    Completion Date
                 -----                    ---------------
-    Impact Assessment Workflow Session         [**]
     (Discover Phase)
-    Design Phase                               [**]
-    Develop Phase                              [**]
-    Testing (Deploy Phase)                     [**]
-    Implement (Deploy Phase)                   [**]

[**]

                 Phase                    Completion Date
                 -----                    ---------------
-    Impact Assessment Workflow Session         [**]
     (Discover Phase)
-    Design Phase                               [**]
-    Develop Phase                              [**]
-    Testing (Deploy Phase)                     [**]
-    Implement (Deploy Phase)                   [**]

DATA CONVERSIONS

     1. [**]

     DATA CONVERSION - DETAIL (CONVERSIONS 1 & 2)

          -    Tables & Price Plan Mapping - [**]

          -    Hardware Procurement & setup - [**]

          -    Conversion Engine, [**]

          -    Tables and Price Plan Maintenance - [**]

          -    Conversion Code Maintenance - [**]

          -    Defect Resolution - [**]

          -    Mock Conversion 1 - [**]

          -    Mock Conversion 2 - [**]

          -    Mock Conversion 3 - [**]

          -    Mock Conversion 4 - [**]

          -    Conversion 1 - [**]

          -    Mock 2.1 - [**]

          -    Mock 2.2 - [**]

          -    Mock 2.3 - [**]

          -    Mock 2.4 - [**]

          -    Conversion 2 - [**]

                                   SCHEDULE I

                              EXIT FEE COMPUTATION

The Exit Fee for [**] (except with respect to Additional Services for which any separate Exit Fee (if any) is set forth in Schedule I1 (Exit Fee Computation for Additional Services)) shall be as specified in the table below:

       AMOUNT
[**]   (US $)
----   ------
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]
[**]    $[**]

* If the date upon which the [**] is successfully achieved results in the Term of the Agreement expiring during: [**], then there shall be an Exit Fee of $[**] applicable during the [**] only and no Exit Fee for the remaining [**]; (ii) [**] then there shall be an Exit Fee of $[**] applicable during the [**], an Exit Fee of $[**] applicable during the [**]; (iii) [**], then there shall be an Exit Fee of $[**] applicable during the [**] an Exit Fee of $[**] applicable during the [**] an Exit Fee of $[**] applicable during the [**] only and no Exit Fee for the [**]; or
     (iv) [**], then there shall be an Exit Fee of $[**] applicable during the [**], an Exit Fee of $[**] applicable during the [**], an Exit Fee of $[**] applicable during the [**], an Exit Fee of $[**] applicable during the [**] only and no Exit Fee for the [**]. For avoidance of doubt, (a) in no event shall this paragraph be construed to result in the existence of an Exit Fee for [**] or thereafter and (b) no Exit Fee shall apply to a natural expiration of the Term.

                                   SCHEDULE I1

                  EXIT FEE COMPUTATION FOR ADDITIONAL SERVICES

With respect to each Additional Services Order, the Exit Fee for each [**] shall be as set forth below.

The Legacy Additional Services set forth in Section 2 of Schedule K (Legacy Additional Services) shall have no Exit Fee in [**].

With respect to any future Additional Services Order that the Parties agree shall have an Exit Fee, the Exit Fee for [**] for such Additional Services Order shall be specified in a table such as the one below:

       AMOUNT
[**]   (US $)
----   ------


For avoidance of doubt, no Exit Fee applicable to an Additional Services Order shall apply to [**] of such Additional Services Order.

                                   Schedule J
                                Diversity Policy

1.0  DEFINITIONS

"CERTIFIED DIVERSE SUPPLIER" means a supplier that has been certified by a qualified independent third-party agency as one or more of the following:

     -    Woman-owned business

     -    HUBZone business concern

     -    Service-disabled veteran-owned business

     -    Small business (US Small Business Administration certification only)

     -    Minority-owned business

     -    8(a) business concern

     -    Veteran-owned business

     -    HBC/U (Historically Black Colleges & Universities)

     -    Small disadvantaged business

"UTILIZATION REQUIREMENTS" means the target percentages for Amdocs' use of Certified Diverse Suppliers in providing products and Services.

2.0  SCOPE

This Schedule J sets forth Sprint's supplier diversity policy and Amdocs' obligations under that policy, including Amdocs' use of Certified Diverse Suppliers and the regular reporting of such use.

3.0  POLICY

Sprint's supplier diversity policy requires that Certified Diverse Suppliers will have the maximum practicable opportunity to participate in providing products and Services to Sprint to the fullest extent consistent with efficient contract performance.

4.0  AMDOCS' GOOD FAITH EFFORTS

Amdocs' failure to use good faith efforts to comply with this Schedule, including Amdocs' failure to provide quarterly reports or to cooperate in any investigation conducted by Sprint of Amdocs' performance under this Schedule (as agreed to herein below), will be considered a material breach by Amdocs of this Agreement. If Sprint reasonably determines that Amdocs has not made good faith efforts (i.e. willfully or intentionally failing to comply with its Diversity
Plan) to comply with any provision of this Schedule, Sprint will provide written notice that Amdocs is in material breach of this Agreement. For the avoidance of doubt, where Amdocs has executed Commercially Reasonable Efforts to achieve its Utilization Requirements as set in Section 7 to this Schedule, failure by Amdocs to reach its Utilization Requirements shall not be considered a Default or a breach of the Agreement or this Schedule.

5.0  AMDOCS' REQUIREMENTS

Amdocs agrees to cooperate in any studies or surveys that may be conducted by Sprint representatives or federal or state agencies to determine the extent of Amdocs' compliance with this Schedule, in so far as they are obligated by the applicable law and regulations.

6.0  AMDOCS DIVERSITY PLAN

     6.1. Within 30 calendar days of the Effective Date, Amdocs will provide Sprint with a strategic supplier diversity subcontracting plan outlining the methodology to be used by Amdocs to meet its contractual obligation to Sprint regarding the use of Certified Diverse Suppliers ("Diversity Plan").

          6.1.1. Amdocs' Diversity Plan must, at a minimum, address the following:

               (a) Amdocs will fairly consider Certified Diverse Suppliers for use as Amdocs' subcontractors and vendors under this Agreement.

               (b)  Amdocs' Utilization Requirements.

               (c) Records documenting (i) procedures adopted by Amdocs to comply with this Schedule, including the establishment of a Certified Diverse Suppliers source list; (ii) awards made to Certified Diverse Suppliers on the source list; and (iii) specific efforts to identify and award contracts to Certified Diverse Suppliers.

               (d) Name and contact information of Amdocs' liaison manager designee responsible for interfacing with Sprint's supplier diversity department and administering Supplier's Diversity Plan.

7.0  UTILIZATION REQUIREMENT

Amdocs must make Commercially Reasonable Efforts to meet the targeted diversity vendor spend of [**] annually or over the term of the Agreement of Amdocs' revenues from this Agreement, via the use of First, Second and Third Tier vendor arrangements. The above target will be gradually increased from the above [**] percent([**]%) to [**] percent ([**]%) by no later than the year [**]. Amdocs will satisfy the Utilization Requirement through the use of Certified Diverse Suppliers and may include all or part of its subcontractors who do not provide services or deliverables under this Agreement in calculating its aggregate Certified Diverse Supplier procurement spend for this Agreement. The Utilization Requirement calculation is based on GAAP revenue and expense.

In this Schedule J:

     - "Commercially Reasonable Efforts" are defined as those business activities that allow Amdocs to successfully meet its commitments to Sprint under this Schedule in the most timely, efficient, and cost effective manner possible, while still actively promoting the use of Certified Diverse Suppliers.

     - "First Tier" arrangements are defined as situations in which Amdocs directly contracts with Certified Diverse Suppliers for goods and services directly used in meeting the requirements of Sprint contained in the Agreement.

     - "Second Tier" arrangements are defined as situations in which Amdocs directly contracts with Certified Diverse Suppliers for goods and services in the normal course of business, but that are not directly used to meet the requirements of Sprint contained in the Agreement.

     - "Third Tier" arrangements are defined as situations in which Amdocs is allowed "credit" for goods and services that although they were not directly purchased from a Certified Diverse Suppliers by Amdocs, itself, they were purchased by vendors to Amdocs, pursuant to meeting the needs of Sprint contained in the Agreement. An example of a "Third Tier spend" would be Amdocs requirement that the general contractor used to build a new data center for Sprint use Certified Diverse Suppliers for a portion of its contract with Amdocs.

8.0  REPORTING

     8.1. Amdocs will, within [**] of the end of each [**], submit [**] reports detailing its use of Certified Diverse Suppliers to meet the Utilization Requirement under this Agreement. Amdocs will submit these reports in a reasonable Sprint-specified format. The reports will be electronic and must include: (1) the total amount of invoices, expressed in dollars for payment by Sprint to Amdocs, for Services and Deliverables under this

          Agreement; (2) Payments made to a Certified Diverse Supplier for the Services and Deliverables provided under this Agreement (2nd and 3rd
          Tier), the total amount, expressed in dollars, during that [**]; and
          (3) the total amount, expressed in dollars, which includes Amdocs' indirect 2nd and 3rd Tier spend.

     8.2. Before the Effective Date, Amdocs must register at the following Sprint website: www.sprint.com/supplierregistration. The terms and conditions of the above website shall not affect Amdocs' undertakings in this Schedule J and shall be governed by the provisions of the Agreement (i.e. in case of inconsistency between the provisions of the Agreement and the provisions set in the above website, the provisions of the Agreement shall apply). A Sprint-approved list of independent third-party agencies for certification purposes can be found at this website.

                                   SCHEDULE K
                           LEGACY ADDITIONAL SERVICES

This Schedule K outlines the Legacy Additional Services Amdocs provided to the legacy Nextel organization and that Sprint expects Amdocs will continue to provide under the Agreement. This Schedule K is broken up into two separate sections. Section 1 addresses those Legacy Additional Services Amdocs will continue to provide to Sprint, which shall be solely funded through the Monthly [**] outlined in the Agreement and Schedule D (Charges). Section 2 addresses those Legacy Additional Services Amdocs will continue to provide to Sprint and which shall be funded [**] Monthly [**] outlined in the Agreement and Schedule D (Charges). All services and related fees are in effect [**].

SECTION 1 - LEGACY ADDITIONAL SERVICES FUNDED VIA MONTHLY [**]

Table 1 below represents a listing of Additional Services Orders, which services Amdocs was providing to the legacy Nextel under the Original Agreement. All of the services associated with the ASOs listed below shall continue to be provided by Amdocs as per Schedule B (R&R), with the funding for such ASOs included within the Monthly [**] Sprint shall pay to Amdocs:

TABLE 1

ASO#   ASO DESCRIPTION
----   ---------------
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]

ASO#   ASO DESCRIPTION
----   ---------------
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]

[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]
[**]         [**]

SECTION 2 - LEGACY ADDITIONAL SERVICES FUNDED [**] MONTHLY [**]

The Services listed in Section 2 represent specific Services that Amdocs was providing to the legacy Nextel organization under the Original Agreement. It is Sprint's election that these services shall continue to be provided by Amdocs, with the funding for such Services to be provided as outlined with each specific Service.

2.1. [**]

Amdocs will provide the following Additional Services relating to [**] business operations and support:

2.1.1 DESCRIPTION OF SERVICES:

PROCESS ISSUES INVESTIGATION AND RESOLUTION:

Amdocs Tier 2 Helpdesk, Business Operations teams as well as Data Management team will support Nextel's requests for process issues investigation and resolution. Amdocs will address issues created by the downstream parties involved in the process, such as [**].

The [**] team maintains [**] tickets as a tool for Nextel users to communicate issue analysis requests (these tickets are not defect-related, but deal with questions or special requests for research).

Addressing these issues requires various activities, depending on the nature of the issue:

     -    development and execution of scripts to perform mass updates

     - Specific updates to Ensemble data to reflect certain customers' port status

     - Development, test and execution of ad-hoc reports that are not related to defects or issues incurred by Amdocs, as requested by Nextel

Process issue includes the research and analysis of exception codes reported by [**] and [**] versus those of Ensemble. For example, transactions that are failing due to table mismatches, [**] changes, [**] mapping problems.

For the avoidance of doubt this Additional Service Order does not include the maintenance services, as per Section 1.3 of the Agreement, but reflects Additional Services being executed by Amdocs above and beyond maintenance of the system.

PORT-IN RECONCILIATION

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port In requests, as well as coordinating any script activities (development and execution) required to bring the statuses in sync.

     SERVICE SCOPE

     Initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reported as "out-of-sync" with [**] reporting. Results will be provided to Sprint in order for the next steps to be determined. Once Sprint has advised of the next steps to be taken, Amdocs will perform the steps prior to the next week's reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

PORT-OUT RECONCILIATION

This service involves investigation of status discrepancies between [**] and Ensemble reporting for Port Out requests, as well as coordinating any script activities required to bring the statuses in sync.

     SERVICE SCOPE

     Initial investigation into the current statuses of requests which are reported as missing from Ensemble reporting, or reporting as "out-of-sync" with [**] reporting. Results will be provided to Sprint along with the action items which will be taken based on those results. Once the action items are performed, Amdocs will provide the results of those actions prior to the next reconciliation reports being generated. Meeting this requirement would also be dependent upon when Sprint has advised Amdocs of the steps to perform.

REPORTS GENERATION AND INVESTIGATION

The Business Operations (BOPS) team monitors that all [**] reports are delivered on a timely manner. The BOPS team investigates issues with report creation or discrepancies in the reports per notification from Sprint. The developers in the front-end production team support the BOPS investigation as well as make additional changes to the [**] reports. Below are the [**] reports that are supported:

[**]

PROCESS MANAGEMENT & FOLLOW-UP

Amdocs is represented at Sprint [**] management calls which are currently conducted [**], aiming at resolution of open issues that involve the different parties.

Amdocs' above representation may include representatives from BOPS, Tier 2 Helpdesk, Release Management and Development based on the need.

Amdocs participates in the planning and coordination process towards [**] upgrades.

For the avoidance of doubt, any changes or development work or third party changes that might be required because of [**] changes or upgrades are not included under this Additional Service Order.

2.1.2 FEES AND PAYMENTS:

Sprint shall pay Amdocs for the Additional Services to be provided under Section
2.1.1 an on-going fee as follows:

No. of [**] related Help Desk tickets        [**] Fee
------------------------------------------   --------
                   [**]                        [**]
                   [**]                        [**]
                   [**]                        [**]
                   [**]                        [**]

* Sprint and Amdocs will [**] the incremental effort and payment required for such volume of tickets per [**].

Amdocs will notify Sprint on a [**] basis the number of [**] related Help Desk tickets for the previous [**] and the average number of [**] related Help Desk tickets for the [**].

At the end of each [**] Amdocs will invoice Sprint, if needed, based on the number of [**] related Help Desk tickets for that [**] and in accordance with the table above (e.g. if the number of [**] related tickets for a [**] is [**], Amdocs will charge Sprint $[**] for the [**]).

The amounts specified in the table above shall be increased [**], on each [**], as per the definition of the Amdocs Rate in the Agreement.

2.2 [**]

2.2.1 DESCRIPTION OF SERVICES:

     -    Processing files from Sprint for voice, data, [**], dispatch and 3G.

     - Create and manage audit control log for all the files and records received.

     -    Apply drop rules and format data for guiding and rating.

     - Split records based on predefined rules such as partners and 3rd parties.

     -    Combine records based on aggregate rules defined in the system.

     -    Create error records when events do not have sufficient data.

     - Auto recovery process - if a job failed it can be restarted after correction.

     - Comprehensive reporting indicating messages processed and dropped based on drop reasons.

     -    End to end auditing for each event received.

     -    TMS (CSV format) reports to Sprint for QA and daily balancing.

     -    Disaster recovery per Overall DR plan

     -    Fixing issues code/data per SLA.

     -    Processing of events per SLA.

     -    Monthly builds addressing defects.

     -    Maintain systems and applications and support release upgrades.

2.2.2 FEES AND PAYMENTS:

Sprint shall pay Amdocs for the Additional Services described in Section 2.2.1 as follows:

     1.   [**], to be invoiced by Amdocs upon execution of the Agreement

     2. For any month Sprint elects to utilize the Amdocs [**] service, Amdocs shall charge a monthly fee, starting [**] and each such month after that, as per the table below:

Number of Subscribers   Monthly fee
---------------------   -----------
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]

In the event Sprint elects to utilize [**] services (other then via Amdocs), Sprint shall provide at least [**] prior written notice to Amdocs of such election and the Parties shall meet to discuss any modifications to the Agreement that may be required as a result of such election.

2.3  [**]

2.3.1 DESCRIPTION OF SERVICES:

Amdocs will provide the following Additional Services relating to [**] for the UBP platform:

       Service       Note
      ---------   ---------
1        [**]
2        [**]     [**]
3        [**]     [**]
4        [**]
5        [**]

2.3.2 FEES AND PAYMENTS:

Sprint shall pay Amdocs for the Additional Services described in Section 2.3.1 as follows:

     1.   [**], to be paid upon [**].

     2. [**] Sprint elects to [**] the Amdocs [**] service, Amdocs shall charge Sprint a monthly fee, [**] and each such month after that, as per the table below:

Number of Subscribers   Monthly fee
---------------------   -----------
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]
         [**]               [**]

In the event Sprint elects to utilize [**] services (other then via Amdocs), Sprint shall provide at least [**] prior written notice to Amdocs of such election and the Parties shall meet to discuss any modifications to the Agreement that may be required as a result of such election.

2.4  [**]

2.4.1 DESCRIPTION OF SERVICES:

Amdocs will provide on-going maintenance for the [**] production support environment.

Under this service, Amdocs will provide on-going maintenance of the [**] production support environment for Sprint data only through the performance of the following services:

- Support of the environment will be [**]. This should reflect a time stamp of [**] after the Ensemble Production environment becomes available.

- Provision of the resources to maintain both the hardware and the software needed to manage the environment.

- Maintenance and support of the environment will be performed by Amdocs as follows:

     -    Amdocs will provide a copy of the Ensemble [**] and [**].

     - Amdocs will provide disk space to match the growth of the production customer database at no additional charge to Sprint. Any additional disk space will be supplied by Sprint.

     - Amdocs will provide access to the UNIX command lines. SQL access and [**] access is required and such applications will be compatible for access with the most recent version made available.

     - Amdocs will limit security for the environment to the [**] and Data Management teams; the assumption is that no other groups will require access to this environment [**].

     - Amdocs will provide full refresh of Ensemble tables, daily, to include all production tables (applications, references and operational), and the following [**].

     - Amdocs will perform full refreshes daily, and these will be completed, and the environment made available [**] after the Ensemble production environment becomes available.

     - The refresh will not start until after [**], that is to say it will generally be after [**].

     - Amdocs will provide Nextel with the ability to start the application that initiates the [**] or [**] process.

     - Amdocs will give Nextel the ability to run activities for [**] and any other Amdocs-developed scripts or applications requested by Nextel.

     - Amdocs will support an automated export and import process for all tables created within the environment beyond the Ensemble tables that are replicated from the Production environment. The scripts for the export and import of these temporary tables are owned and maintained by Sprint. Sprint will initiate the export script and Amdocs will tag the import script to the end of the BCV split (refresh) process.

     - Amdocs will send [**] text notification to [**] members (as identified and provided by Sprint) of the success or failure of the replication and export/import process.

     - All new Ensemble releases and builds will be installed in the [**] production environment within [**] of the production installs unless a prior agreement is made.

     - Amdocs will provide the same level of support for application and data issues as is given [**].

     - Amdocs will provide training for any, and all new applications that are owned by [**] in the production environment for a total of 40 hours per quarter.

     DR environment is not included as part of this service

2.4.2 FEES AND PAYMENTS:

     Sprint shall pay Amdocs for the Additional Services described in Section 2.4.1, as follows:

Annual maintenance of $[**] to be paid on [**].

[**] License - Amdocs shall provide to Nextel the right to continue using the [**] license for Nextel [**] target server. In consideration for such use, Nextel will pay Amdocs an annual amount of $[**] to be paid on [**].

[**]

2.4.3 DURATION:

Sprint undertakes to continue to obtain the Services described in this Section
2.4 from Amdocs for the period commencing [**] and ending on the [**]. Thereafter, Sprint may elect to continue to obtain such Services on a [**] basis. Sprint agrees to provide to Amdocs at [**] prior written notice of a decision not to continue to receive such Services.

2.5  [**]

2.5.1 DESCRIPTION OF SERVICES:

     Amdocs will provide Sprint with the following services:

     Process Descriptions (see attached document) -

          1.   [**]

          2.   [**]

          3.   [**]

     (a) ON-SITE SUPPORT. Amdocs shall provide Nextel with the following on-site support:

          One Amdocs specialist encompasses activities required to service the operational Credit Analysis Management Customized Product installed as part of the Additional Services provided under this Order. On-site support encompasses activities, such as, but not limited to, [**] and [**] and [**].

     (b) OUTSOURCING SERVICES. Amdocs [**] the software product and provide support to monitor, repair and maintain the software and its associated hardware. Amdocs will operate the Customized Product resulting from the Customization described in (b) above in an outsourcing mode, which includes [**] and operating such Customized Product. This includes one high availability production and one non-production environment.

          - The non-production environment will be used for User Acceptance Testing and production fixes.

          - The [**] will be located and operated out of Amdocs' Data Center in Champaign, Illinois. All hardware and third party software components will be located in Champaign, Illinois. All such required hardware and software licenses will be [**] (for the avoidance of doubt, including the software components known as [**] and [**]). In addition, Amdocs will provide a Disaster Recovery Plan (DRP) site, as a backup environment in a Disaster Recovery mode, as follows:

     The Disaster Recovery (DR) solution provides recovery capability of [**] in a DRP site in the case of disaster.

     (c) LICENSE. Amdocs grants a [**] license to Sprint, for the use of the [**], per the terms set forth in the Agreement. Sprint shall purchase a license for the reporting software tool known as [**] (or any compatible tool if agreed upon between the parties) and Amdocs shall not be responsible for such software tool.

2.5.2 FEES AND PAYMENTS:

     Sprint shall pay Amdocs for the Additional Services described in Section
     2.5.1 a monthly amount, as follows:

          2.5.2.1. OUTSOURCING SERVICES

     Sprint shall pay Amdocs a monthly outsourcing fee as follows:

Number of Subscribers   Fee per Subscriber [**] ($)
---------------------   ---------------------------
         [**]                       [**]
         [**]                       [**]
         [**]                       [**]
         [**]                       [**]

          2.5.2.2. ON-SITE SUPPORT.

     Sprint shall pay Amdocs for one resource performing on-site support services a [**]. This amount shall be increased [**], as per the definition of Amdocs Rate in the Agreement.

          2.5.2.3. CREDIT ANALYSIS MAINTENANCE SERVICES (AS DEFINED IN SECTION 2.5.1). A [**], to be paid in advance in [**].

SUBSCRIBER DEFINITION

     Subscriber definition for the purpose of providing Outsourcing Services relating to the Credit Analysis Management Customized Product under this
     Service:

     Any Subscriber billable for purposes of MSF, as defined in the Agreement, and utilizing [**] services.

2.5.3 DURATION:

Sprint undertakes to continue to obtain the Services described in this Section
2.5 from Amdocs for the period commencing [**] and ending on the [**]. Thereafter, Sprint may elect to continue to obtain such Services [**]. Sprint agrees to provide to Amdocs [**] prior written notice of a decision not to continue to receive such Services.

2.6  [**] TWO DAYS BILLING

2.6.1 DESCRIPTION OF SERVICES:

     Amdocs will provide Sprint with the following services for retail
     Subscribers:

     Amdocs shall enhance the Customized Products and [**] additional hardware and software in order to reduce the [**], as follows:

Phase 1 - Amdocs - [**]

     For as long as Amdocs continues to provide the [**] Pass Through Services via [**], Amdocs shall continue to perform as defined under [**] under the Original Agreement; provided that payment shall be determined as set forth in Section 2.6.1 below.

Phase 2 - Amdocs - Sprint [**]

     For as long as Sprint [**] serves as the print and mail [**] - Amdocs' part (as described below) in each billing cycle will on average be less than or [**] performance target includes steps 1 to 5 (for the avoidance of doubt, excluding step 8 - confirmation) of Table 2.6. Sprint audit time, as defined in step 6 and Sprint print and mail time as defined in step 7 are outside the scope of this Service performance.

     Additionally, and effective immediately, Amdocs will work jointly with Sprint to reduce overall print time via parallelizing processes between [**] and Amdocs and other efficiency measures, such as Authorization To Start (ATS) process and parallel processing of reports, transmission files and printing. Amdocs believes that cooperation between and Sprint [**] and Amdocs on these measures can yield significant time from the overall processing time of a cycle.

     In the event of stopping and reprinting the cycle as part of an ATS process agreed upon with Amdocs, Sprint and Amdocs equally bear in the cost of the reprint not to exceed [**].

     During the period where there will be a mix of [**] and [**] printing, [**] time will apply for files printed at [**] and [**] time will apply for files printed at [**]. When files are sent to both [**] and [**], the applicable SLA will apply for each of then separately.

     In order to verify that Amdocs meets its commitments as described in this section 2.6.1, Sprint agrees that cycles will remain closely balanced in size.

     Billing Cycle Time measurement (Amdocs part):

     Each Billing Cycle comprises the following steps: (1) [**] (2) [**], (3) [**], (4) [**], (5) [**], (6) [**], (7) [**] and (8) [**].

     Table 2.6 Responsibilities Table

           AMDOCS - [**]                    AMDOCS - SPRINT [**]
----------------------------------   ----------------------------------
        STEPS          RESPONSIBLE           STEPS          RESPONSIBLE
--------------------   -----------   --------------------   -----------
(1) [**]                [**]         (1) [**]                 [**]
(2) [**]                [**]         (2) [**]                 [**]
(3) [**]                [**]         (3) [**]                 [**]
(4) [**]                [**]         (4) [**]                 [**]

(5) [**]                [**]         (5) [**]                 [**]
(6) [**]                [**]         (6) [**]                 [**]
(7) [**]                [**]         (7) [**]                 [**]
(8) [**]                [**]         (8) [**]                 [**]

     Start time ("Start Time") for each Billing Cycle is [**], unless otherwise agreed in writing by the parties. For cycles that start on [**], the start time is the earliest of the locking of usage [**].

     Sprint's audit time is comprised of three pieces; [**], and [**]. Sprint's audit time starts when qualifying batch [**] and [**] (including all TMSII reports) are received by Sprint with zero [**] and zero [**].

     All time spent re-[**] billing cycles, running [**] or performing full or partial "[**]" due to [**] will be [**] Amdocs' Billing Cycle Time.

     Sprint and Amdocs shall agree on which party is responsible for each "[**]", [**], full or partial "[**]" of bill cycles. If Sprint is responsible for a [**], all hours associated with cycle [**] will be [**] from the total hours.

     If Amdocs is responsible, all time spent [**], and full or partial "[**]" of bill cycles will be counted against Billing Cycle Time.

     In the event of an Amdocs operational error that occurs during a [**], [**], or full or partial "[**]" of any Billing Cycle, that is required due to Sprint's action, then all time spent [**] because of the Amdocs error will [**] total Billing Cycle Time.

     Measurement formula: [**].

     Measurement period: calendar month.

     Sprint will audit and approve bill cycles if either [**] of the subscribers in a cycle are contained within reporting for the first batch OR [**]% of the subscribers in a cycle are contained within the first batch and there are no [**] with more than [**] subscribers. In cases where [**] remain to be [**] after a first batch, Amdocs will also provide an additional full set of audit reports for the subsequent and final batch. (for the avoidance of doubt, approval to print and mail the main bulk of subscriber bills will not depend on [**] the [**] and providing the second set of reports for [**]% of the subscribers) If issues arise substantially [**] processing time, the parties will agree on a remedy plan based on analysis of the root cause.

2.6.2 FEES AND PAYMENTS:

     Sprint shall pay Amdocs for the Additional Services described in Section
     2.6.1 a monthly amount, as follows:

     1. Amdocs - [**] and Amdocs - [**]

Up to [**] Subscribers: monthly fee of $[**] for the Services described in
Section 2.6.1 provided that Amdocs has met the target of equal or less than [**] or [**] for its responsibilities as reflected in Section 2.6.1.

Up to [**] Subscribers [**]: monthly fee of $[**] for the Services described in
Section 2.6.1 provided that Amdocs has met the target of equal or less than [**] or [**] for its responsibilities as reflected in Section 2.6.1.

     2. Credits: Amdocs - [**] and Amdocs - [**]

          a. In the event that Amdocs has exceeded [**] or [**] (i.e. not met its responsibilities), the following amounts will be deducted from the monthly fee payable to Amdocs under Section 2.6.2 (1) of this Schedule K:

                  Hours ([**])   Hours ([**])   $K/month (Sum Total)
                  ------------   ------------   --------------------
Up to [**] Subs       [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]

     During any period where Amdocs continues to [**] Pass Through Services via [**] for certain Subscribers [**] and [**] also serves as the print and mail [**] for certain Subscribers [**], the amount that shall be deducted from the monthly payment to Amdocs shall be (i) [**]% of the amount set forth in the table above if it fails to meet its hours target for [**],
     (ii) [**]% of the amount set forth in the table above if it fails to meet its hours target for [**], or (iii) [**]% of the amount set forth in the table above if it fails to meet its hours target for both [**] and [**].

     It is understood that these credits are intended to reflect, to some extent, the diminished value of Amdocs' Services in such events. These credits are not intended to compensate Sprint for any breach or default by Amdocs under the Agreement, nor to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event shall these credits be Sprint's sole and exclusive remedy with respect to any failure of Amdocs to comply with the requirements of this Schedule; provided that any monetary award granted to Sprint with respect to such failure shall be reduced by, but shall not be limited to, any such credits paid by Amdocs with respect to such failure.

          b. Up to [**] Subscribers: In the event that Amdocs has exceeded [**] or [**], the following amounts will be deducted from the monthly fee payable to Amdocs under Section 2.6.2 (1) of this Schedule K:

                  Hours ([**])   Hours ([**])   $K/month (Sum Total)
                  ------------   ------------   --------------------
Up to [**] Subs       [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]
                      [**]           [**]               [**]

     During any period where Amdocs continues to [**] Pass Through Services via [**] for certain Subscribers [**] and [**] also serves as the print and mail [**] for certain Subscribers [**], the amount that shall be deducted from the monthly payment to Amdocs shall be (i) [**]% of the amount set forth in the table above if it fails to meet its hours target for [**],
     (ii) [**]% of the amount set forth in the table above if it fails to meet its hours target for [**], or (iii) [**]% of the amount set forth in the table above if it fails to meet its hours target for both [**] and [**].

     It is understood that these credits are intended to reflect, to some extent, the diminished value of Amdocs' Services in such events. These credits are not intended to compensate Sprint for any breach or default by Amdocs under the Agreement, nor to constitute damages, liquidated damages, or other compensation for any such breach or default. In no event shall these credits be Sprint's sole and exclusive remedy with respect to any failure of Amdocs to comply with the requirements of this Schedule; provided that any monetary award granted to Sprint with respect to such failure shall be reduced by, but shall not be limited to, any such credits paid by Amdocs with respect to such failure.

2.6.3 DURATION:

Sprint undertakes to continue to obtain the Services described in this Section
2.6 from Amdocs for the period commencing on the [**] and ending on the [**]. Thereafter, Sprint may elect to continue to obtain such Services on a [**] basis. Sprint agrees to provide to Amdocs [**] prior written notice of a decision not to continue to receive such Services.

                                   Schedule L
                               Envelope Parameters

                                                                                                               LEAD
                                                                                                               TIME    COMMENTS
                                            SLA                                          OPERATIONAL         REQUIRED     AND
PARAMETER                         METRIC  IMPACT  HARDWARE  SOFTWARE  STORAGE  STAFFING     COSTS     OTHER  (MONTHS)    NOTES
---------                         ------  ------  --------  --------  -------  --------  -----------  -----  --------  --------
Retail and wholesale subscribers   [**]    [**]     [**]      [**]      [**]     [**]        [**]
Number of Price Plans per month    [**]                                 [**]     [**]        [**]      [**]    [**]
Concurrent Online Users per
   1,000 subscribers               [**]    [**]     [**]      [**]      [**]     [**]        [**]                        [**]
VAD - Maximum number of orders
   per month                       [**]    [**]     [**]      [**]      [**]     [**]                  [**]    [**]
VAD - Average Handsets / Orders    [**]    [**]     [**]                                                       [**]
VAD - Average Order Size with
   private lists                   [**]    [**]                                                                [**]
VAD - Peak number of concurrent
   sessions                        [**]    [**]     [**]      [**]      [**]     [**]                  [**]    [**]
VAD - Average ASN/order            [**]             [**]                                                       [**]
Maximum number of Retail Billing
   Cycles per month                [**]    [**]     [**]      [**]      [**]     [**]        [**]      [**]    [**]      [**]
Maximum number of Wholesale
   Billing Cycles per month        [**]    [**]     [**]      [**]      [**]     [**]        [**]      [**]    [**]      [**]
Maximum number of retail
   subscribers per cycle           [**]    [**]     [**]      [**]      [**]                 [**]      [**]    [**]      [**]

                                   Schedule L
                               Envelope Parameters

                                                                                                               LEAD
                                                                                                               TIME    COMMENTS
                                            SLA                                          OPERATIONAL         REQUIRED     AND
PARAMETER                         METRIC  IMPACT  HARDWARE  SOFTWARE  STORAGE  STAFFING     COSTS     OTHER  (MONTHS)    NOTES
---------                         ------  ------  --------  --------  -------  --------  -----------  -----  --------  --------
API calls at peak hour             [**]    [**]     [**]      [**]      [**]     [**]                          [**]      [**]
Monthly average number of CDRs
   per Subscriber per day          [**]    [**]     [**]      [**]      [**]     [**]                          [**]      [**]
Number of customer database
   transactions per peak hour
   per 1,000 subscribers           [**]    [**]     [**]      [**]      [**]                                   [**]

                                   SCHEDULE M
                               TRAINING MATERIALS

a. Develop [**] training materials for End Users training (a total of [**] training [**]):

     -    [**] training [**]

     -    [**] training [**]

     -    [**] training [**]

     -    [**] training [**]

     The materials will reflect the Ensemble front end functionality and processes as provided for release 1. It will incorporate business processes and flows as provided by Sprint and will address the training needs of the Ensemble end users ([**].

     The breakdown of the [**] mentioned above for R1 will be [**] Sprint University.

     The training materials will be developed using Sprint University templates and tools ([**] and [**]). It will include:

     - Web based materials. The following describes the Amdocs basic structure for [**] materials.

     - Overview lessons include overview, concepts, objectives and functional principles.

     - Lessons consist of an introduction and learning objectives, and of a number of activities, so trainees can study the system with simulations.

     - Activities typically include introduction and application simulation incorporating the Guide Me and Let Me modes

     -    Summary and evaluations.

b.   Student Materials

     - Updated work books to provide step by step hands on exercises using a training environment

c.   Train the Trainer session [**]

d.   On-line Help

     - The on-line help contains information about procedures and processes that can be performed in the system, as well as explanations on the various screen components. On-line help is accessible through the actual on-line system.

     - Provides window context-sensitive help, including all field definitions as well as search capabilities ("content," "index," or "find").

e.   Glossary

     - Web based glossary that includes Ensemble terminology with cross reference to Sprint legacy terminology. [**].

f.   Additional Development with Release Updates

     - Support Sprint University in updating the end users training materials for [**] releases (Release [**]).

     -    Release [**]: Develop an additional [**] training to [**].

     - Release [**]: Develop an additional [**] training to support Business customers' functionality [**] and an additional [**].

     - Release [**]: Develop an additional [**] training to support new release functionality.

     -    Update workbook for each release to support new exercises.

g.   Training Environments

               Amdocs will provide training environment to accommodate Amdocs front end applications and to support Sprint's end users training roll out. This includes:[**]

                                   SCHEDULE N
                                PARTY COMPETITORS

                               SPRINT COMPETITORS

The following list of competitors is in no way intended as a comprehensive or exhaustive list of competitors to Sprint. The following companies are the major competitors to Sprint, those with which the company would have a significant concern should any of these entities to acquire a substantive interest in any of our partners or vendors.

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

Note: This list focuses on our core business going forwards. Independent ILECs, cable companies, and ISPs are not included though they may be influential competitors going forward.

                               AMDOCS COMPETITORS

                                        -    Convergys

                                        -    [**]

                                        -    Comverse

                                        -    Portal

                                        -    Oracle and Siebel

                                        -    CGI

                                        -    [**]

                                        -    Intec

                                        -    CSG

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    [**]

                                        -    Accenture

                                        -    [**]

                                        -    [**]

                                        -    EDS

                                        -    [**]

                                        -    [**]

                                        -    IBM

                                        -    [**]

                                        -    [**]

                                   SCHEDULE O

                          SPRINT THIRD PARTY MATERIALS

HARDWARE/SOFTWARE:

All call center facilities will be under Sprint's responsibility. Sprint will provide desktop PCs, configured as per the following minimum requirements:

[**]

HARDWARE:

-    [**]

SOFTWARE:

[**]

HARDWARE:

[**]

SOFTWARE:

[**]

HARDWARE:

-    [**]

SOFTWARE:

-    [**]

HARDWARE:

-    [**]

SOFTWARE:

-    [**]

HARDWARE:

-    [**]

SOFTWARE:

-    [**]

Miscellaneous

[**]

HARDWARE: [**]

SOFTWARE:

-    [**]

HARDWARE:

-    [**]

SOFTWARE:

-    [**]

                                   SCHEDULE P
                                List of Countries

                                      [**]

                                   SCHEDULE Q

                        Form of Additional Services Order

                       ORDER NO. __ (ADDITIONAL SERVICES)

AMDOCS SOFTWARE SYSTEMS LIMITED ("Amdocs"), upon acceptance of this Additional Services Order, agrees to provide to SPRINT/UNITED MANAGEMENT COMPANY ("Sprint"), and Sprint agrees to purchase from Amdocs, under the terms and conditions of this Additional Services Order and those contained in the Customer Care and Billing Services Agreement between Sprint and Amdocs dated as of____________, 2006, as amended (the "Agreement"), which is specifically incorporated herein by this reference, the Additional Services described below:

1.   Effective Date of This Order:

     ________________________

2. Description of The Additional Services to be Provided under this Additional Services Order:

     See Exhibit A to this Additional Services Order.

3.   Roles and Responsibilities for the Additional Services referred to in
     Section 2 above (to be considered an amendment to Schedule B of the Agreement for the duration of this Additional Services Order):

     See Exhibit B to this Additional Services Order / None.

4. CPSs, if applicable, to the Additional Services referred to in Section 2 above (to be considered an amendment to Schedule C of the Agreement for the duration of this Additional Services Order):

     See Exhibit C to this Additional Services Order / None.

5. Fees and Payments for the Additional Services described in Section 2 above (to be considered an amendment to Schedule D of the Agreement for the duration of this Additional Services Order):

     See Exhibit D to this Additional Services Order.

6. Exit Fee Computation, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule I1 of the Agreement for the duration of this Additional Services Order):

     See Exhibit I to this Additional Services Order / None.

7. Envelope Parameters, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule L of the Agreement for the duration of this Additional Services Order):

     See Exhibit L to this Additional Services Order / None.

8. Additional Sprint Third Party Materials, if applicable, for the Additional Services described in Section 2 above (to be considered an amendment to Schedule O of the Agreement for the duration of this Additional Services Order):

     See Exhibit O to this Additional Services Order / None.

9. Acceptance: Acceptance testing, where applicable, shall be conducted in accordance with Section 4.5 (Acceptance Testing) of the Agreement with respect to each deliverable hereunder unless expressly set forth otherwise in this Additional Services Order.

10.  Special Terms and Conditions (if any):

     (a) Special provisions relating to Acceptance (if applicable to this Additional Services Order): __________________________________________
          ______________________________________________________________________

ACCEPTED:                               ACCEPTED:

SPRINT/UNITED MANAGEMENT
COMPANY                                 AMDOCS SOFTWARE SYSTEMS LIMITED

("Sprint")                              ("Amdocs")


By:                                     By:
    ---------------------------------       ------------------------------------
    (Signature)                             (Signature)
Name:                                   Name:
      -------------------------------         ----------------------------------
      (Typed or Printed)                      (Typed or Printed)
Title:                                  Title:
       ------------------------------          ---------------------------------
       (Typed or Printed)                      (Typed or Printed)

Date:                                   Date:
      -------------------                     -------------------

                                    EXHIBIT A

                     Description of the Additional Services

                                    EXHIBIT D

                  Fees and Payments for the Additional Services

                                   SCHEDULE R

                  PRINCIPLES OF THE [**] PASS THROUGH SERVICES

1. The Parties acknowledge that pursuant to the Original Agreement the Parties agreed that, as of [**], for a period of [**], Amdocs shall be [**] Pass Through Services. [**]. Pursuant to the Original Agreement, Sprint has the right, at its sole discretion, exercisable by a written notice to Amdocs delivered at least [**] prior to the expiration of the above initial [**] term, to extend the initial term arrangement for a period of [**]. At the end of this [**] period, Sprint shall have the right to extend the term of the arrangement until [**], by a written notice to Amdocs delivered at least [**] prior to the expiration of the [**] extension period. As further described in Section 5.5 ([**] Pass Through Services), Sprint has elected to [**] the [**] Pass Through Services, such election to be effective as of [**] or such other date mutually agreed to by the Parties. Accordingly, the Parties acknowledge that the continued performance of the [**] Pass Through Services is subject to the terms set forth in Section 5.5 ([**] Pass Through Services) of the Agreement.

2. The services to be provided as [**] Pass Through Services and the charges for such services (before the additional annual [**] Pass Through Services) of the Agreement is added) are described in appendices A, B, C, D and E attached hereto and made an integral part of this Schedule R. The above five appendices (the "Appendices" or "Appendix", as applicable) specify four printing options with four associated pricing options as well as special services and their rates.

3. Sprint has chosen to apply Appendix B as of the [**] in continuation to the following application which has occurred under the Original Agreement with regard to the services provided to Sprint as the [**] Pass Through
     Services: (i) Appendix A has been applied as of [**]; (ii) the printing option described in Appendix B has been utilized as of [**] and the pricing of this Appendix B has been applied as of [**] (instead of the printing option and pricing of Appendix A, respectively). In addition, Sprint may request Amdocs, any time during the five-year period or its extensions, if any, specified in Section 5.5 of the Agreement, that any other Appendix shall apply as of its implementation date. Amdocs shall implement any such requested Appendix change as shall be agreed upon in good faith between the parties (subject to the last sentence of Section 7 herein below).

4. [**] and its extensions, if any, specified in Section 5.5 of the Agreement, subject to the audit procedures specified in Section 10 herein below. These charges, with the exception of the annual fixed amount to be added as provided in Section 5.5 of the Agreement, represent the sole and entire financial consideration for any and all of the services to be performed in accordance with Appendices A, B, C, D and E under the Agreement. Any additional charges or costs associated with the services provided in accordance with Appendices A, B, C, D and E to be performed hereunder will be borne by Amdocs and [**].

5. As of [**] (commencing under the Original Agreement), the applicable Unit Price charges per statement, as specified in the Appendices, will be determined on the basis of "run month" ("run month" is the set of billing cycles scheduled to process in a given month, e.g., all [**] cycles), taking into consideration the accumulated volume of statements, relating to Sprint and Nextel Partners (as defined under the Original Agreement) combined aggregate volume based on using continuous form paper processed by [**]. The resulting Unit Price will apply retroactively as of the first statement printed during that run month.

6. As of [**] (commencing under the Original Agreement) the applicable tier price becomes effective in the month in which the accumulated volume of statements relating to Sprint and Nextel Partners (as defined under the Original Agreement) reaches the new tier threshold. The tier price reached becomes effective for that month's charges retroactive to the first statement printed during that run month.

7. Should Sprint select one of the options from any of the three Appendices (B, C or D) hereof other than Appendix A, and, as aforesaid, Sprint has already chosen Appendix B as provided for in Section 2 above, then Sprint [**]. As part of the conversion services, the parties shall agree on acceptance criteria for acceptable completion of the conversion. The [**] conversion services are detailed in Appendix F attached hereto and made a part hereof but generally include the recalibration of machinery to accommodate the Sprint requested change in pricing Appendix. Should Sprint request the above [**] conversion services detailed in Appendix F (resulting from the selection of a different Appendix) after [**], the parties will negotiate in good faith the amount of the above [**] conversion fee to be paid. Sprint shall pay Amdocs all charges that Amdocs incurs for the above conversion fees (without any additional markup), as well as any additional Amdocs development fee. For the avoidance of doubt, the above one-time conversion fee and the additional Amdocs development fee are applicable to each of the above Appendices (including but not limited to Appendix B). Amdocs will perform the conversion services substantially in accordance with Section 2.1.1 of the Agreement and will not charge Sprint for more than [**] per conversion, based on Amdocs Rate at the time of conversion.

8. During the[**] term and its extensions, if any, referred to in Section 1 above, prices for paper products may be updated (increase or decrease, as the case may be), if applicable, [**] (under the Original Agreement), until the end of the agreement. The paper products price increase or decrease will be determined based on the [**]. Any price increase as aforesaid is subject to a prior written notice of [**] from Amdocs to Sprint.

     The paper products price increase or decrease, as the case may be, will be calculated based on the [**] as provided above by using the following formula:

                    ([**]

          [**].

9. During the [**] term and its extensions, if any, referred to in Section 1 above, in the event Sprint requires Amdocs to perform a change in preprinted paper products stock, Amdocs will instruct [**] to use existing applicable preprinted paper products as near as reasonable to its full consumption. In addition, Sprint will pay Amdocs (and [**] will be instructed accordingly by Amdocs) for unused preprinted paper products provided that such paper products is as near zero as possible but in no event more [**] of remaining applicable preprinted paper products. In the event Sprint requires Amdocs to perform a change in blank paper products, Amdocs will instruct [**] to manage the change as provided above for pre-printed paper products, and Sprint shall be required to reimburse Amdocs for unused blank paper products provided that such products is as near zero as possible but in no event more than [**] of remaining applicable paper products.

10. Amdocs and Sprint, subject to execution of a non-disclosure agreement between Sprint and [**], will conduct an audit and periodic pricing review of [**]'s pricing as follows (the audit shall only apply to the Appendix that is then in effect):

     (i) Such audit and the selection of the industry expert to conduct such audit and [**] process will be performed in accordance with the [**] methodology, process and procedure set forth in Exhibit A to this Schedule R. The [**] methodology, process and procedure shall be completed with the aim of ensuring that the [**] pricing for Amdocs (and as a result, for Sprint), specified in Appendices A, B, C, D and E attached hereto, [**], taking into consideration the paper products price determined in accordance with Section 8 above; i.e., verification that the overall package of [**]'s services and paper products is [**].

     (ii) The [**] audit process may be utilized up to [**] times during the [**] term specified in Section 1 above, the first audit shall not have commenced earlier than [**] as of [**]. The parties may conduct the Paper Products [**] and services [**] audit described in this Section 10 concurrently.

     (iii) The second and third [**] audits may be performed any time following the first review but in no event earlier than [**] after the preceding audit;

     (iv) The industry expert who performs the review will be determined by and acceptable to Amdocs and [**]; In the event that Amdocs and Sprint are unable to agree on the industry expert [**] prior to the agreed start date of each audit, than such dispute shall be handled in accordance with the dispute resolution process set forth in the Agreement.

     (v) The cost of the above audits will be borne equally by Sprint and Amdocs.

11. Sprint shall have the right to terminate its arrangement with Amdocs with regard to [**] services, as provided for in Section 1 above, without any liability whatsoever including but not limited to payment for such services following the termination date, in the event [**] methodology, process and procedure, within the timeframesand as specified in Exhibit A hereof.

12. In the event that (i) Sprint elects to terminate its arrangement with Amdocs with regard to [**] services, as provided in Section 11 above, or
     (ii) Sprint terminates the Agreement, Sprint shall have the right, by a written notice to Amdocs specifying a termination date, to terminate the arrangement with Amdocs with regard to [**]'s services as specified in
     Section 1 above, without any liability whatsoever including but not limited to any obligation to pay Amdocs for [**] services following the termination date. For the avoidance of doubt, Sprint shall remain obligated to pay, in accordance with the terms of the Agreement, all charges incurred by Sprint as provided in the applicable Appendix that is effect at the time through the termination date (including the transition services period), and as provided in Section 5.5 of the Agreement.

13. In the event that Sprint terminates the arrangement with Amdocs with regard to [**]'s services as specified in Section 5.5 of the Agreement, Amdocs shall instruct [**] to (i) continue its services for Sprint, without any deterioration of such services' quality and timing, until the termination date, and (ii) provide Amdocs and Sprint with any and all support required for transition of [**] services as set forth in Exhibit B (Transition Services) attached hereto for Sprint to transition to another vendor designated by Sprint. No additional conversion costs will be applied by [**] and [**] will manage the paper products to near zero and within the range specified in Section 9 above. Amdocs will charge Sprint for such Transition Services as shall be mutually agreed to by Sprint and Amdocs and in no event shall such charges be for more than [**] for such Transition Services, based on the Amdocs Rate at the time of conversion, excluding bill layout changes which will be charged separately. Amdocs will not charge Sprint for communications line to, or hardware to be installed at, the above new vendor facility, as long as this facility is within the United States. Any dispute with regard to reaching agreement regarding the transition services shall be resolved in accordance with the dispute resolution provisions set forth in the Agreement.

14. In the event that [**] elects to change the printing center location from El Dorado Hills, CA to another site, Amdocs will provide Sprint with [**] prior written notice. In addition, Amdocs shall not be entitled to charge Sprint any postage charges higher than those in effect before the above location change. The basis for this comparison shall be the average per page postage cost for the previous [**] prior to the location change, normalized for the average number of Sprint supplied inserts per invoice. Also, Amdocs shall reimburse Sprint in the form of a credit memo for any incurred increased or additional tax obligations, or any other additional cost, resulting from the location change. The credits shall be applied on a monthly basis as long as [**] is Amdocs' subcontractor for the [**] Pass Through Services to Sprint.

                    EXHIBIT A - [**] AUDIT PROCESS PRINCIPLES

1. This Exhibit A describes the [**] audit methodology, process, and procedures that will be used by an industry expert (the "Expert") as required in Section 10 of Schedule R to the Agreement. The cost of the Expert [**] services shall be borne equally between Sprint and Amdocs. In the event of any inconsistency or contradiction between the provisions of this Exhibit and the provisions of Schedule R, the provisions of this Exhibit shall prevail with regard to the audit process.

2. The Expert shall conduct the audit. For the avoidance of doubt, the Expert selection process will be initiated by Sprint, but final agreement regarding Expert selection will be reached mutually between Amdocs and Sprint. Sprint will recommend the Expert, providing background, credentials and support for the recommendation in writing to Amdocs. Amdocs will have [**] to provide a written acceptance or rejection of the recommendation. Amdocs must provide a written explanation if its decision is to reject Sprint's recommendation. If Amdocs does not respond within [**], then Sprint's recommendation shall be deemed mutually acceptable to Sprint and Amdocs. In the event the parties are unable to agree on the Expert, the issue shall be submitted to dispute resolution under the Agreement. If the Sprint recommended Expert is rejected as a result of the dispute resolution process, then the Expert selection process stated above shall be repeated until an acceptable Expert is selected. Qualifications of the Expert shall include billing fulfillment, print, and mail industry expertise, and a then current understanding of the print marketplace as it relates to substantially equivalent services (as defined herein below). Each party may identify additional minimum qualifications that the Expert must meet in order to qualify for the [**] audit engagement. As these additional minimum qualifications are identified, each party may propose these to the other party. Such additional minimum qualifications must be agreed upon in writing by both parties. In addition, the Expert shall be an independent third-party. In this situation, the term independent means that the Expert, not necessarily the Expert's firm, has not had any relationship with any of the parties (i.e., Sprint, Amdocs and [**]) or their affiliated companies within [**] of the date of the expert selection other than previous engagements to execute the audit methodology. Separate reasonable non-disclosure agreements will be signed between the expert and Sprint, Amdocs and [**]. The Expert shall safeguard all proprietary and confidential information, including but not limited to Sprint, Amdocs and [**] competitive data normally not available in the public domain.

3. The [**] methodology, process and procedure shall be conducted as described in paragraph 10 (i) of Schedule R. For purpose of this Exhibit A, "substantially equivalent" means a provider of products and services of the same type provided by [**], which has a proven ability to handle similar volumes as handled by [**] for Amdocs.

4. The Expert's benchmark information for substantially equivalent providers shall be obtained via a variety of means including [**]'s pricing for Sprint (through Amdocs), requests for proposal, requests for information, the Expert's cost and price analysis, the Expert's industry knowledge, and other information lawfully at the disposal of the Expert or in the public arena regarding substantially equivalent providers.

5. The audit shall address all pricing for services provided by [**] to Amdocs and identified in Schedule R to the Agreement. This audit shall also address new pricing appendices, if any, agreed to in writing by [**], Amdocs and Sprint that are intended to be added to Schedule R under a contract amendment.

6. The agreement with the Expert, to be signed between the Expert and Sprint, will provide, inter alia, that (i) The Expert's audit report will be provided to Sprint, Amdocs and [**]; (ii) The audit report will contain a summary comparison of applicable substantially equivalent providers prices, which can be disclosed to the parties without breaching any provisions of contract or law to the then current [**] prices (i.e., those specified Appendices A, B, C, D and E of Schedule R to the Agreement or stated above in Section 5), and (iii) the means used to determine the substantially equivalent providers prices.

7. Sprint shall give [**] notice prior to an audit. The selection of the Expert will be completed within the [**] notice prior to the audit start date. All parties involved in the audit should make every effort to conclude the audit within [**] of the audit start date. Should the Expert determine that the audit cannot be completed within the [**] time period, the Expert shall, upon written notice of such extension to Amdocs and Sprint, be granted an extension of [**]. The extension shall commence on the [**] day after the audit start date. Any additional extension requested by the Expert shall be mutually agreed upon by Amdocs and Sprint. This automatic [**] extension notice shall be provided by the Expert to Sprint and Amdocs [**] before the scheduled audit conclusion.

8. The audit will be considered to have failed due to Amdocs' or [**]'s non-compliance in the event that either Amdocs or [**], respectively, does not provide, in time to conclude the audit within [**], what the Expert considers to be reasonable responses to the Expert's information inquiries that are within the scope of this Exhibit A and which may be disclosed to the Expert without breaching any provisions of law or contract. In the event that an audit is considered to have failed due to the lack of reasonable responses as identified above, Senior Management (Vice President or above) from Sprint and Amdocs will meet within [**] of any such failure at Sprint's offices in Herndon, VA to discuss and in good faith attempt to resolve any outstanding issues. If the respective Senior Managers cannot agree on a resolution within [**], Sprint shall have the right to terminate its arrangement with Amdocs with regard to [**] services, as provided in
     Section 11 of Schedule R to the Agreement If Sprint does not elect to terminate its Agreement with Amdocs in respect to [**] then the audit will not count toward the [**] audits allowed under Schedule R and Sprint may initiate another audit subject to the provisions of Schedule R with the exception of the [**] time limitation, which shall be waived in the case of a failed audit.

9. The prices paid by Sprint shall not increase due to the findings of any audit (for the avoidance of doubt, paper prices may be increased as provided for in Schedule R even as the total cost of printing services remains the same or decreases as the result of an audit).

10. Should the Expert conclude that [**]'s offerings are not [**] (as determined by the process noted above), mainly, that [**], Amdocs will have [**], from the date of confirmation of receipt of the Expert's audit report by [**], to confirm with Sprint in writing that [**] will comply with the Expert's recommendation. Should [**] agree to comply, such price changes shall be effective retroactive to the first day of the month in which the final report of the audit is provided by the Expert to an overnight carrier, signature required, for submission to Sprint, Amdocs and [**] and remain in effect until the results of the next audit. Should [**], then Sprint shall have the right to terminate the arrangement as stated in
     Section 11 of Schedule R to the Agreement.

                                    EXHIBIT B

                            [**] TRANSITION SERVICES

GENERAL OBLIGATIONS:

Amdocs shall require that [**] use commercially reasonable efforts to support the transition of responsibility for the print services to a replacement provider designated by Sprint, including but not limited to the provision of relevant information which is not [**]'s confidential information. Amdocs shall require that [**] adhere to existing service levels in the agreement between Amdocs and [**] for the [**] Pass Through Services through the completion of the transition period and until termination. The applicable tier pricing structure provided in Appendix A through E shall be used.

SPECIFIC SERVICES:

The transfer will include the performance of the following specific services:

1. Amdocs shall require that [**] cooperates in a commercially reasonable manner with the continued performance of service until the termination date established by Sprint, subject to the Disentanglement Services period as provided for in the Agreement. Periodically at Amdocs request, but not to exceed monthly during the transition services, Sprint shall use best efforts to provide a [**] forecast allowing [**] to plan for adequate capacity to meet existing service levels. Tier One pricing shall be effective for volumes less then Tier One until termination.

2. Proving [**] receives at least [**] notice prior to the termination date, Amdocs shall require [**] to manage paper products to as near to zero as possible but in no event will Sprint be charged for more than [**] of remaining applicable paper products. If the termination date is changed from that identified in the termination notice and requires additional paper products, Sprint acknowledges that [**] will need at least a [**] notice to acquire paper products to be able to adhere to existing service levels in the agreement between Amdocs and [**] for the [**] Pass Through Services. If Sprint elects to take possession of this paper products, totaling less then [**] inventory at the time of termination, then Amdocs shall require that [**] use commercially reasonable efforts to assist Sprint or its designee in taking possession FOB origin.

3. Amdocs shall require [**] to provide for prompt conclusion of all services to be provided under the agreement between Amdocs and [**] for the [**] Pass Through Services as Sprint shall reasonably direct and provide documentation of work completed or in process, in accordance with the terms of the agreement between Amdocs and [**] for the [**] Pass Through Services until termination date.

4. Amdocs shall require that [**] shall deliver to Sprint or Sprint's designee, at Sprint's request, all documentation and data in [**]'s possession owned by Sprint or Sprint's customers or which contains Sprint or Sprint's customers proprietary and/or confidential information, except for documents and data that are legally privileged to [**], and [**] shall destroy all copies of such documentation and data not turned over to Sprint (even if such documentation and data contain [**] proprietary and/or confidential information), at no charge to Sprint.

     Upon Sprint's reasonable determination that [**] has successfully performed its obligations in accordance with the agreement between Amdocs and [**] for the [**] Pass Through Services and this Exhibit B, Sprint will provide Amdocs with written notice that the transition has satisfactorily occurred.

                                  (APPENDIX A)
                                     AMDOCS

                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       2. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

[**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE:  PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS

                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       3. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

[**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS

                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       4. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

[**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS

                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       5. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
[**]                  [**]           [**]
[**]                  [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       6. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
[**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       7. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
[**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       8. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
[**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       9. UNIT PRICE   CHARGE UNIT
----------       -------------   -----------
[**]                  [**]           [**]
[**]                  [**]           [**]

PAPER PRODUCTS
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]

[**]
[**]                  [**]           [**]
[**]                  [**]           [**]
[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX A)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       10. UNIT PRICE   CHARGE UNIT
----------       --------------   -----------
[**]                  [**]            [**]
[**]                  [**]            [**]

PAPER PRODUCTS
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]
[**]
[**]                  [**]            [**]
[**]                  [**]            [**]
[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       [**]    -    UNIT PRICE          CHARGE UNIT
----------       ----   ---   ----------          -----------
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
[**]             [**]            [**]                  [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                             [**]                  [**]
[**]                             [**]                  [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       [**]    -    UNIT PRICE          CHARGE UNIT
----------       ----   ---   ----------          -----------
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
[**]             [**]            [**]                 [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                             [**]                 [**]
[**]                             [**]                 [**]
[**]             [**]   [**]               [**]
[**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
[**]             [**]   [**]               [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       [**]    -    UNIT PRICE          CHARGE UNIT
----------       ----   ---   ----------          -----------
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
[**]             [**]         [**]                    [**]
[**]             [**]   [**]

[**]             [**]   [**]
[**]                          [**]                    [**]
[**]                          [**]                    [**]
[**]             [**]   [**]               [**]
[**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
   [**]          [**]   [**]               [**]
[**]             [**]   [**]               [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS

                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX B)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       - UNIT PRICE   CHARGE UNIT
----------       ------------   -----------
[**]                 [**]           [**]
[**]                 [**]           [**]

PAPER PRODUCTS
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]                 [**]           [**]
[**]
[**]
[**]                 [**]           [**]
[**]                 [**]           [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING                     UNIT PRICE          CHARGE UNIT
----------                     ----------          -----------
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                              [**]                 [**]
[**]                              [**]                 [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE:  PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING                     UNIT PRICE          CHARGE UNIT
----------                     ----------          -----------
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                              [**]                 [**]
[**]                              [**]                 [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]



PROCESSING                     UNIT PRICE          CHARGE UNIT
----------                     ----------          -----------
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]   [**]

[**]             [**]   [**]
[**]                              [**]                 [**]
[**]                              [**]                 [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]

[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

                 UNIT PRICE   CHARGE UNIT
                 ----------   -----------
PROCESSING
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX C)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

                 UNIT PRICE   CHARGE UNIT
                 ----------   -----------
PROCESSING
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       [**]          UNIT PRICE          CHARGE UNIT
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                              [**]                 [**]
[**]                              [**]                 [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       [**]          UNIT PRICE          CHARGE UNIT
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
                 [**]
PAPER PRODUCTS   [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]             [**]                 [**]
[**]             [**]   [**]
[**]             [**]   [**]
[**]                              [**]                 [**]
[**]                              [**]                 [**]
[**]             [**]   [**]                [**]
[**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
   [**]          [**]   [**]                [**]
[**]             [**]   [**]                [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

                 UNIT PRICE   CHARGE UNIT
                 ----------   -----------
PROCESSING
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]

 [**]
 [**]               [**]          [**]
 [**]               [**]          [**]

 [**]
    [**]
    [**]
    [**]
    [**]
    [**]

[**]

PAPER TYPES USED:
[**]                [**]
[**]                [**]
[**]                [**]
[**]                [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:
-----------------
[**]                [**]

[**]                [**]
[**]                [**]
[**]                [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:
-----------------
[**]                [**]
[**]                [**]
[**]                [**]
[**]                [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:
-----------------
[**]                [**]
[**]                [**]
[**]                [**]
[**]                [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:
-----------------
[**]                [**]
[**]                [**]
[**]                [**]
[**]                [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING

                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]          [**]
[**]                [**]          [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                  (APPENDIX D)
                                     AMDOCS
                                      [**]
                                      [**]

                                  [**] PRICING
                                      [**]
                                      [**]
                                      [**]

PROCESSING       UNIT PRICE   CHARGE UNIT
----------       ----------   -----------
[**]                [**]          [**]
[**]                [**]          [**]

PAPER PRODUCTS
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]                [**]          [**]
[**]
[**]
[**]                [**]         [**]
[**]                [**]         [**]

[**]
   [**]
   [**]
   [**]
   [**]
   [**]

PAPER TYPES USED:

[**]   [**]
[**]   [**]
[**]   [**]
[**]   [**]

NOTE: PAPER PRICES IN THIS SCHEDULE ARE [**]

                                   Appendix E

                                     Amdocs

Special Services Pricing
SPECIAL HANDLING AND SERVICE CHARGES

                                 PER
               UNIT   CHARGE    EVENT
DESCRIPTION   PRICE    UNIT    MINIMUM   EVENT
-----------   -----   ------   -------   -----
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]           [**]    [**]      [**]     [**]
[**]                   [**]      [**]     [**]

                       PROFESSIONAL PRODUCTS AND SERVICES

                                 PER
               UNIT   CHARGE    EVENT
              PRICE    UNIT    MINIMUM   EVENT
              -----   ------   -------   -----
[**]           [**]    [**]      [**]     [**]
[**]                   [**]      [**]
[**]           [**]    [**]      [**]     [**]

                             [**]SERVICES RATE CARD

                              PROFESSIONAL SERVICES

                     CHARGE     PER
BASIC       CHARGE     PER     EVENT
SERVICES     UNIT     UNIT    MINIMUM   EVENT
--------    ------   ------   -------   -----
[**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
[**]
[**]         [**]     [**]      [**]     [**]
[**]                  [**]      [**]     [**]
[**]                  [**]      [**]     [**]
[**]         [**]     [**]               [**]
[**]         [**]     [**]               [**]

[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]

             [**]

[**]
[**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
[**]         [**]     [**]      [**]     [**]
-    [**]    [**]     [**]      [**]     [**]
[**]
             [**]
[**]         [**]     [**]               [**]
[**]         [**]     [**]      [**]     [**]

[**]

                                  (APPENDIX F)
                                     AMDOCS
                       DESCRIPTION OF CONVERSION SERVICES

Project Development Estimates (PDE) are issued for project change requests. Client Services Management owns a Project Change Request (PCR) process to receive, qualify and submit PDE requests.

PDE's are issued with seven basic components:

PROJECT DEFINITION

A brief statement of the scope and high-level requirements for the requested project. More detail can be found in the Project Development Plan or the Project Requirements Document

PRICE

Estimate or Actual detail charges for hourly and fixed fee services. Hourly Services include, but not limited to Project Management, Development, Testing, Print Analyst, Expedite Fee (for high priority requests)

ASSUMPTIONS

Assumptions relate only to the contractual obligations undertaken by the PDE. Includes the facts that it is an estimate and actual costs may vary, that it is subject to expiration if not approved within [**], etc. Technical assumptions are found in the Project Development Plan.

PROJECT MILESTONES

Milestone actions and dates requiring client review and action if the documented schedule is to be met.

PROJECT MANAGEMENT

This fee is for requirements gathering events, software solution documentation, and management of the overall project from software design and construction through software integration in the Production environment. Project Management is the application of knowledge, skills, tools, and techniques to project activities in order to meet or exceed stakeholder needs and expectations from a project

DEVELOPMENT / QA

The fee is designing, coding unit and integration testing of the software solutions

DOCUMENTATION

This fee is for writing the Operations manuals, input data map, statement map, and other documents required under the Software Development Life Cycle (SDLC), the corporate standard development process or by Operational departments in order to implement the software in the Production environment.

Additional documentation:

User Documentation:

Document(s) outlining the functionality of product delivered in non-technical terms. Should include some, if not all, of the following items: actual sample screen displays, procedures for running, possible error conditions, handling of posted errors, etc

                                   SCHEDULE T
                       [**] CUSTOMIZATION HOURS PROCEDURE

1.   Regulatory Requirements Review Procedure - General

In order to determine the utilization of the [**] Customization Hours, Sprint and Amdocs shall follow the procedure described in this Schedule T. This Procedure is comprised of the following four phases:

     1.1  The Requirements Phase

     Definition of the applicable regulatory requirements (i.e. state and federal regulatory requirements, including without limitation, those requirements promulgated by the Federal Communications Commission)

     1.2  The Quality Review Phase

     Verification of information necessary for design of the software solution for the applicable regulatory requirement

     1.3  The Alternative Solutions Phase Presentation of alternative solutions

     1.4 The LOE (level of effort) Review Phase Review by Sprint and Amdocs of the alternative solutions and estimates (provided in the Alternative Solutions Phase) and reaching a mutual agreement of the utilization (if any) of the available [**] Customization Hours.

With the exception of any efforts related to the development of the LLE for the technical solution (as these terms are defined in Section 4.2 below), which will be paid for by Sprint or for which [**] Customization Hours will be used, [**].

2.   The Requirements Phase

     2.1 Sprint's team responsible for managing Ensemble business requirements will work with Sprint's applicable managers (Sprint's relevant "business owners") to identify and define the relevant regulatory requirements by performing the following activities:

          (i) Preparation of any supplementary data related to the regulatory requirements in accordance with the table in Annex A attached to this Schedule T and made a part hereof ("Regulatory Requirements Supplementary Data").

          (ii) Submission by Sprint to Amdocs, in a form of functionality change requests ("CRs"), of the functionality changes resulting (in Sprint's opinion) from the regulatory requirements based upon the Regulatory Requirements Supplementary Data. For the avoidance of doubt, the corresponding Regulatory Requirements Supplementary Data will be submitted to Amdocs as well. In each CR, Sprint will separate the functionality changes derived from regulatory requirements and those resulting from non-regulatory requirements and specify the applicable Categories as described in clause (iii) below.

          (iii) Assignment by Sprint of categories to the required functionality changes derived from regulatory requirements within each CR, based on the descriptions in the following table ("Category" or "Categories"):

   Regulatory requirements                       Regulatory requirement
functionality change Category   Description   functionality change content
-----------------------------   -----------   ----------------------------
Category 1                          [**]                  [**]
Category 2                          [**]                  [**]
Category 3                          [**]                  [**]

     2.2 Amdocs will promptly confirm that Sprint's assignment of Categories is (in Amdocs' opinion) correct or, in the event that Amdocs is of the opinion that a different Category is more suitable or that there are other ways to comply with the applicable regulatory requirement, Amdocs will promptly discuss with Sprint the above issues; provided that if, in any case, Sprint and Amdocs are unable to promptly agree as to any Category assignment, Sprint's decision as to Category shall be determinative subject to the dispute resolution process specified in Sections 7.2 and 7.3 below.

     2.3 Sprint will prioritize the Category 2 and 3 regulatory requirements functionality changes within each CR as an input for the LOE Review Phase, to support decision on inclusion/exclusion of such functionality changes in case Sprint concludes that the corresponding estimated effort does not support the cost benefit considerations or applicable business case. Category 1 regulatory requirements functionality changes shall not be prioritized, as such changes will not be considered for exclusion during the LOE Review Phase.

     2.4 Amdocs will support Sprint in the preparation of the relevant CRs documentation by providing guidance for cost effective approach to the applicable solutions (as customary between the Parties with regard to the CRs at the time of execution of Amendment No 9 to the Original Agreement).

     2.5 Sprint will prepare and provide the regulatory requirements CRs (as well as the Regulatory Requirements Supplementary Data) based on a single solution approach (i.e., the CRs shall not require multiple solutions recommendations for the same regulatory requirements functionality changes).

3.   The Quality Review Phase

This Quality Review Phase shall commence before the conclusion of the Requirements Phase. Sprint's teams responsible for managing Ensemble business requirements and Sprint's team responsible for planning integration with Amdocs will confirm the following, and updated or missing information and documents shall be submitted to Amdocs:

     3.1 All of the required Regulatory Requirements Supplementary Data is provided to Amdocs

     3.2 The submitted CRs clearly specify the applicable regulatory requirement(s).

Amdocs will review the CRs and the Regulatory Requirements Supplementary Data to validate the assigned Category and to verify whether the regulatory requirements can not be complied with in other ways, but, for the avoidance of doubt, Sprint shall have the final right to decide which solution will be implemented and any Category determination. However, the Parties acknowledge that Amdocs may have concerns regarding the assigned Category even during the Alternative Solutions Phase and the LOE review Phase and is entitled to dispute the assigned Category as a result of such concerns, subject to Section 7.4 of this Schedule T.

4.   The Alternative Solutions Phase

     4.1 Amdocs will describe a proposed technical solution with regard to the regulator requirements functionality changes within each CR. Such description shall be in the form of an impact assessment document to be agreed upon and signed off by the parties (as customary between the Parties with regard to CRs at the time of execution of Amendment No. 9 to the Agreement).

     4.2 Amdocs will also provide a breakdown of low level estimates of the required efforts ("LLEs") with regard to the proposed technical solution associated with the CR (in a separate document, as customary between the Parties with regard to CRs at the time of execution of Amendment No. 9 to the Agreement).

     4.3 Amdocs may provide alternative minimal development approaches and present them to Sprint for review and approval. For the avoidance of doubt, such alternative minimal development approaches may be in whole or in part within Sprint's responsibility (e.g., not necessarily a CR approach). Amdocs will also provide an initial rough estimate of the cost of such alternative minimal development approach (es).

     4.4 Sprint and Amdocs will discuss and decide a final solution to be implemented (taking into consideration also the alternative minimal development approaches).

5.   The LOE Review Phase

     5.1 For each Release, or CR if applicable, Amdocs will provide a regulatory requirements summary table ("Regulatory Requirements Summary

          Table") which includes the details specified in Annex B attached to this Schedule T and made a part hereof for each of the regulatory requirements functionality changes associated with that Release or CR.

     5.2 During this phase, Sprint and Amdocs will jointly review the Regulatory Requirements Summary Table. The purpose of this review is for Sprint and Amdocs to agree on the amount of [**] Customization Hours (including any Rolled-over [**] Customization Hours) to be used for the relevant Release or CR, provided the applicable [**] Customization Hours are not used up (or Customization hours to be paid in the event that there are not that many [**] Customization Hours).

     5.3 The agreed upon LLE will be a [**] which Amdocs is committed to perform the relevant regulatory requirement functionality change. If the applicable LLE is not agreed upon, then Amdocs' presented LLE shall be the basis for the use of the [**] Customization Hours [**] subject to the dispute resolution process.

     5.4 Sprint's applicable managers (Sprint's relevant "business owners") may participate in the review in case the LLE percentage allocation does not support the corresponding cost benefit considerations or the applicable business case.

6.   Payment

Following the process described above in this Schedule T, Sprint shall, as applicable, promptly execute Additional Services Orders or Production CRs using the Fast Track Procedure. Such Additional Services Orders or Production CRs shall specify the allocation of [**] Customization Hours to be used (and/or payment to be made).

7.   Special Escalation Procedure

     7.1 Sprint's team known as CBS Services Delivery will act as the facilitator with regard to the procedure described in this Schedule T in order to ensure its smooth implementation

     7.2 In the event of any dispute between the Parties during or with regard to the above process, the Parties will, as soon as practicable, discuss in good faith any applicable disagreements with the aim of solving such dispute within [**].

     7.3 In the event that the dispute is not resolved within such [**] period, all remaining disagreements shall be resolved in accordance with the Agreement's general dispute resolution provisions contained in Section
          4.6 of the Agreement.

     7.4 Amdocs acknowledges that regulatory compliance is critical to Sprint's business operations and therefore agrees that, notwithstanding any dispute between the Parties during or with regard to any aspect of the procedure describe din this Schedule T, Amdocs shall promptly undertake and complete, a technical solution as described in this Schedule T for every functionality change derived from regulatory requirements and requested by Sprint hereunder, according to a reasonable schedule as Sprint determines is necessary in order for it to comply with any regulatory deadline associates with such functionality change.

                              ANNEX A TO SCHEDULE T

Term                    Definition
----                    ----------
Requirement Number      Complete and fully qualified requirement number from the
                        requirements submission form. This requirement must be
                        flagged as a regulatory item in this form.

Regulatory Category     1, 2 or 3 described above.

Regulatory Entity       Name of the regulatory organization or group that has
                        established the regulation or made the ruling

Regulatory Document     Name and reference to the specific document that
                        contains the subject regulation. (Copy of regulation to
                        be attached to requirements document).

Regulatory Document     Specific reference within the regulatory document that
Reference               describes the regulation (ex. Docket Number, Page, etc.)

Regulation Compliance   Date that Sprint must be in compliance with the
Date                    regulation. Additional information if necessary should
                        be included in the Business Case.

Penalties               Yes or No. If the regulation imposed specific penalties
                        associated with non-compliance, the details should be
                        included in the Business Case.

Legal Approval          Name of the person in the Legal Department who has
                        approved that the requirement is necessary to be
                        compliant with a regulation.

Guideline/Industry      This field is used to identify a requirement to modify a
Standard Change         previous implementation of the same regulatory item. A
                        reference should be provided to the previous
                        implementation of the regulation, for example "Ensemble
                        Release 3.1"

Explanation of the      An explanation why the business requirement in the
applicability           proposed CR is an applicable solution to the regulation

                              ANNEX B TO SCHEDULE T

Term                    Definition
----                    ----------
CR Number               The CR's assigned number

Requirement Number      Complete requirement number from the CR form

Sprint's Category       The Category as assigned by Sprint for this requirement
                        in the applicable CR

Amdocs' Category        The Category for this requirement per Amdocs'
                        understanding (if different from Sprint's Category).

                        Note: This is a temporary field. Once the LOE Review phase is concluded and the final Category is determined
                        (according to the process described in Schedule T) this field will be cleared

LLE                     LLE [**] for this regulatory requirement

Alternative Minimal     The effort [**] required for development of the
Development Approach    alternative minimal development approach. This field is
Estimate                applicable only for requirements of Category 2 or 3, and
                        will remain empty for requirements of category 1

Percentage of the LLE   The alternative minimal development approach percentage
                        of the LLE (where 100% represents the full solution,
                        i.e., not such alternative approach)

                                   SCHEDULE U

                                 SERVICES MATRIX

                         CUSTOMER     CUSTOMER DATA
                           DATA     SECURELY ACCESSED
                           SENT        IN US BASED       ACTIVITIES AS
AREA                      TO [**]      DATA CENTER      CURRENTLY KNOWN
----                     --------   -----------------   ---------------
Production management
   / shift management      [**]            [**]            [**]
Scheduling                 [**]            [**]            [**]
Bill validation**          [**]            [**]               - [**]
Billing QA                 [**]            [**]            [**]
Reference Tables           [**]            [**]            [**]
Billing OGS team           [**]            [**]            [**]
Help Desk                  [**]            [**]            [**]
Infrastructure Support     [**]            [**]            [**]
Conversion Execution       [**]            [**]            [**]
Traffic Management         [**]            [**]            [**]
AR/GL Validation           [**]            [**]            [**]
Transmissions              [**]            [**]            [**]
Fulfillment                [**]            [**]            [**]
Information security       [**]            [**]            [**]

** [**], the following additional details shall apply:[**]


            Champaign, IL   [**]
            -------------   ----
[**]        [**]            [**]
   > [**]   [**]            [**]
   > [**]   [**]            [**]
   > [**]   [**]            [**]
[**]        [**]            [**]
   > [**]   [**]            [**]
   > [**]   [**]            [**]

   > [**]   [**]            [**]
   > [**]   [**]            [**]
   > [**]   [**]            [**]

All Champaign resources are [**]
All [**] resources are [**]

                                   Schedule V
                          Historical Data Requirements

HISTORICAL DATA REQUIRMENTS

              NUMBER OF
            MONTHS/ DAYS
PARAMETER     AVAILABLE
---------   ------------
[**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]
[**]        [**]

                                   Schedule V
                          Historical Data Requirements

PURGE AND ARCHIVE PROJECT

[**]   [**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]          [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]
[**]   [**]   [**]   [**]   [**]

                                   Schedule V
                          Historical Data Requirements

                                          Amount of
                                          Historical
                                          Data to be
                                         included in
     REMARK_TYPE_CD   REMARK_TYPE_DESC    Conversion
     --------------   ----------------   -----------
 1        [**]              [**]             [**]
 2        [**]              [**]             [**]
 3        [**]              [**]             [**]
 4        [**]              [**]             [**]
 5        [**]              [**]             [**]
 6        [**]              [**]             [**]
 7        [**]              [**]             [**]
 8        [**]              [**]             [**]
 9        [**]              [**]             [**]
10        [**]              [**]             [**]
11        [**]              [**]             [**]
12        [**]              [**]             [**]
13        [**]              [**]             [**]
14        [**]              [**]             [**]
15        [**]              [**]             [**]
16        [**]              [**]             [**]
17        [**]              [**]             [**]
18        [**]              [**]             [**]
19        [**]              [**]             [**]
20        [**]              [**]             [**]
21        [**]              [**]             [**]
22        [**]              [**]             [**]
23        [**]              [**]             [**]
24        [**]              [**]             [**]
25        [**]              [**]             [**]
26        [**]              [**]             [**]
27        [**]              [**]             [**]
28        [**]              [**]             [**]
29        [**]              [**]             [**]
30        [**]              [**]             [**]
31        [**]              [**]             [**]
32        [**]              [**]             [**]
33        [**]              [**]             [**]
34        [**]              [**]             [**]
35        [**]              [**]             [**]
36        [**]              [**]             [**]
37        [**]              [**]             [**]
38        [**]              [**]             [**]
39        [**]              [**]             [**]
40        [**]              [**]             [**]
41        [**]              [**]             [**]
42        [**]              [**]             [**]
43        [**]              [**]             [**]
44        [**]              [**]             [**]
45        [**]              [**]             [**]
46        [**]              [**]             [**]
47        [**]              [**]             [**]
48        [**]              [**]             [**]
49        [**]              [**]             [**]
50        [**]              [**]             [**]

                                   SCHEDULE W

                              FAST TRACK PROCEDURE

The following procedure shall apply to Production CRs:

1. Sprint shall submit to Amdocs a detailed request for each Production CR by using the Production CRs Request Form (Annex A to this Schedule W).

2. Amdocs shall promptly review the Production CRs Request Form in order to verify that the requested Production CR is compliant with the Production CR definition specified in Section 12.1 (Defined Terms) of the Agreement. In the event that Amdocs is of the opinion that the requested Production CR does not comply with the above referred to definition, Amdocs shall promptly notify Sprint and the Parties will discuss whether the requested Production CR is to be processed as a Production CR or as part of an Additional Release. If Sprint and Amdocs do not agree, the requested Production CR shall not be treated as a valid Production CR until and unless decided otherwise through the dispute resolution procedures referred to in Section 9 below.

3. Promptly following the conclusion of the activities described in Section 2 above of this Schedule W, the following shall occur:

     (a) Amdocs shall provide Sprint with an initial rough estimate of the amount to be charged by Amdocs for the development of the Production CR; and

     (b) Sprint and Amdocs applicable teams shall meet and discuss in detail Sprint's Production CR requirements and Amdocs' proposed solution with regard to such requirements (i.e., the scope of the Production CR).

4. Following and based upon the above Parties' teams discussions, Amdocs shall send Sprint a Production CRs SOW substantially in the form of Annex B to this Schedule W. Such Production CRs SOW shall also include the applicable Production CRs Charges.

5. Amdocs will provide an impact assessment document with regard to all Production CRs that involve Customization. In the event that any particular Production CR does not involve Customization, an Impact assessment document will not be provided by Amdocs for that Production CR.

6. Production CRs SOW, and, where applicable, the Impact Assessment Document, shall not be deemed approved by Sprint until approved as follows:

     (a) The Production CRs SOW shall be approved by two signatures: One by Sprint's applicable manager (Sprint's relevant "business owner") and the second by Sprint's Vice President, Customer Billing Services

     (b)  The Impact Assessment Document (if any) shall be approved by mail.

     For the avoidance of doubt, Amdocs is not required to sign the Production CRs SOW (and the impact assessment document, if any) but shall not commence the performance of any Additional Services required by the applicable Production CRs

     SOW unless such Production CRs SOW is approved by Sprint as provided for in
     Section 5.3.7 (Invoicing of Production CRs) of the Agreement.

7. Following Sprint's approval as provided for in Section 5.3.7 (Invoicing of Production CRs) of the Agreement, Amdocs shall commence the development of the applicable Production CR and shall perform the requirements of the Production CR SOW.

8. In the event that Sprint would like to introduce changes to an already approved Production CRs SOW or cancel such approved Production CRs SOW, Sprint shall so notify Amdocs by an e-mail sent to the Amdocs contacts specified in that Production CR SOW. Upon receipt of such notification e-mail, Amdocs shall cease all performance of the affected Production CRs SOW and do the following: (i) Send to Sprint an invoice for all efforts performed by Amdocs with regard to such Production CRs SOW until the cessation of efforts as aforesaid (amount of Customization hours comprising such efforts to be specified) and Sprint shall pay such invoice in accordance with the provisions of Section 5.3.10 of the Agreement, and (ii) in the event that the above notification e-mail refers to requested changes in the approved Production CR SOW, Amdocs shall also send to Sprint a revised Production CRs SOW, based on the requested changes, for Sprint's review and comments / approval while specifying the effect of such changes on timetable and efforts to be paid by Sprint. Upon reaching an agreement between Sprint and Amdocs regarding the revised Production CRs SOW, it has to be approved by Sprint in accordance with the procedure described in
     Section 5.3.7 (Invoicing of Production CRs) of the Agreement.

9.   Special escalation procedure regarding production CRs:

     (a) In the event of any dispute between the Parties during or with regard to the above described Fast Track Procedure, the Parties will, as soon as practicable, discuss in good faith any applicable disagreements with the aim of solving such disagreements within [**].

     (b) In the event that the above disagreements are not resolved within such [**] period, all remaining disagreements shall be resolved in accordance with the Agreement's general dispute resolution provisions specified in Sections 4.6.1 and 4.6.2 of the Agreement.

                             ANNEX A TO SCHEDULE W

                          PRODUCTION CRS REQUEST FORM

CBS IT - CHANGE REQUEST FORM

DATE SUBMITTED: For CBS-IT Release Management Use   In-scope for Release: __________________
                Only                                In scope for Build: ____________________
                CR #: 1035

TITLE: _____________________________________________________________________________________________________________________________

BUSINESS AREA: _________________   BUSINESS SME: _________________   PROJECT MANAGER: _________________   VERSION: _________________

REQUEST PURPOSE:  [X] Enhancement                        [ ] Concept                                TARGET DATE: ___________________
                                                                                                    Date CR needs
                  [ ] This CR is associated with a defect fix.  Vantive number: __________________  to be delivered

STATUS            [X] Standard Request  [ ] Production Support (complete       [ ] Urgent (complete Justification Section if
                                            Justification Section if checked)      checked)

ANTICIPATED       [X] Care           [X] Enterprise/     [ ] IT Customer   [ ] National       [ ] Product        [ ] Strategic
BUSINESS AREAS                           Corporate           Billing           Upgrade            Management         Business
AFFECTED                                 Accounts            Services          Program                               Operations
Note: If more                                                (CBS)
than one
Business Area is  [X] CFS- Cash      [ ] Finance         [ ] IWS           [ ] NexStep        [ ] Resource       [ ] Tax
affected,                                (Commissions)                                            Management
cross-functional
approval is       [X] CFS-           [ ] Finance         [ ] Legal         [X] Sprint         [ ] Revenue        [ ] Telesales
required.             Collections        (AR/AP/                               Partners           Assurance
                                         Controller)
At completion of
requirements      [X] CFS - Credit   [ ] Fulfillment     [ ] Marketing     [ ] Sprint Retail  [ ] Sales          [ ] VAD
cross-functional                                                               Stores             Operations
impact matrix to
be completed by   [ ] Corporate      [ ] IT              [X] National      [ ] Order          [ ] Service &      [ ] WNP
EU.                   Compliance         Architecture        Field Care        Management         Repair
                                                            (The Regions)

                  [ ] Engineering    [X] Customer Life   [ ] Business      [ ] Pricing        [ ] Boost          [ ] Other -
                                         Cycle &            Continuity
                                         Retention

                  [ ] Other -        [ ] Other -         [ ] Other -       [ ] Other -

REGULATORY        [ ] This CR contains requirements necessary to comply with government regulations
IMPACT            [ ] This CR introduces automation or refinement to functionality affecting regulatory compliance
Check all that    [ ] This CR introduces risks to regulatory compliance that must be addressed
apply             NOTE: If either of the above apply, complete the REGULATORY IMPACTS section below

ANTICIPATED IT    [ ] AR &           [ ] Fraud           [ ] Lockbox       [ ] Price Plans    [ ] Switch         [ ] Training
AREAS AFFECTED        Collections                                                                 Control
At completion of
requirements      [ ] Billing        [ ] INC/SNC         [ ] MPS/MAF/EMS   [ ] Provisioning   [ ] TOES           [ ] Security
cross-functional
impact matrix to  [X] CSM            [ ] Infrastructure  [ ] NDW           [ ] Reference      [ ] VAD            [ ] SAS
be completed by                                                                Tables
EU
                  [ ] Customer       [ ] Interfaces      [ ] OARS          [ ] Resource       [ ] WIAT           [ ] Data Management
                      Hierarchy                                                Management

                  [ ] eCare          [ ] Inventory       [ ] OCA Download  [ ] SAR            [ ] Wireless       [ ] Other -
                                         Control                                                  Manager

                  [ ] FBF            [ ] IVR             [ ] OL2           [ ] Smart Connect  [ ] XML Bridge     [ ] Other -
                                                                                                  for IWS

                  [ ] FDT            [ ] Lightbridge     [ ] PaymentTech   [ ] STARS          [ ] APIs           [ ] Other -

QUANTITATIVE      [ ] Increase       [ ] Decrease Churn  NON-QUANTITATIVE IMPACTS             [ ] Customer       [ ] Ensemble User
IMPACTS               Revenue                            (Check All that apply)                   Impacting          Impacting
(Check all that
apply)            [ ] Increase ARPU  [ ] Reduce Costs                                         [ ] Leverage       [ ] Other -
                                                                                                  Other
                                                                                                  Investments

HIGH-LEVEL
DESCRIPTION OF
IMPACTS

HIGH LEVEL DESCRIPTION

Please be as detailed as possible
when describing what you are
looking for from this CR. Remember
that you will need to break out the
specific detailed requirements in
the 'Detailed Requirements' section
of this form. Attachments/examples
into this description are welcomed.

CURRENT SITUATION AND WORKAROUNDS

Describe the problem or current
situation requiring a solution.
Include costs, risks, etc.,
associated with the current
situation.

CBS IT -  Change Request Form
Modified: April 23, 2004
Version: 3.0

CBS IT - CHANGE REQUEST FORM

KEY BENEFITS
Include other business needs this CR may satisfy in addition to the primary problem described in Current Situation.

WHAT WILL CHANGE
Describe the prescribed changes at a
functional level. Remember to describe what the system must do without attempting to dictate how it will do it.

Any business process changes associated with the system change should be included here as well.

ASSUMPTIONS
Please include any known assumptions which impact or could impact the implementation/development of this CR.

DEPENDENCIES
Include dependencies on other projects, CRs, or initiatives upon which the validity or implementation of this CR depends.

            SECURITY IMPACTS: Will this
            functionality be available to all
            users or will security
POTENTIAL   restrictions be required for this
SECURITY    functionality?
IMPACTS
            Which functional areas within
            Sprint will need to have access to
            this functionality?

POTENTIAL TABLES IMPACTS
Tables Impacts: Will this functionality
require a Schema change, New entry, or
Modification to the Reference Tables?

REGULATORY IMPACTS
DESCRIBE HOW THIS CR IMPACTS REGULATORY
COMPLIANCE. WHAT PORTIONS OF THIS CR ARE
NECESSARY TO COMPLY WITH GOVERNMENT
REGULATIONS? DOES THIS CR MAKE COMPLIANCE
EASIER, CHEAPER, LESS RISKY? ARE THERE
POTENTIAL RISKS TO COMPLIANCE INTRODUCED BY
THIS CR?

                                                 IT General Funds [X]
                                                 ITAC [ ]
                                                 POC [ ]
ANTICIPATED FUNDING SOURCE                       PIC [ ]
                                                 Regulatory [ ]
                                                 Other (please specify) [ ] ________________________________________________________

CBS IT - Change Request Form
Modified: April 23, 2004
Version: 3.0

CBS IT - CHANGE REQUEST FORM

                                                 Unsure-Please recommend [X]
                                                 Sprint User Acceptance Testing [ ]
SUGGESTED TESTING                                Billing [ ]
CHECK ALL THAT APPLY                             Data Aging (Multi Bill Runs) [ ]
                                                 FDT/CSM [ ]
                                                 Other (please specify) [ ] ________________________________________________________

TEST OUTPUT REQUIREMENTS
List any test output files that you would like to review prior to this request being implemented

CBS IT - Change Request Form
Modified: April 23, 2004
Version: 3.0

CBS IT - CHANGE REQUEST FORM

DETAILED BUSINESS REQUIREMENTS SECTION

BUSINESS     BUSINESS SCENARIO
SCENARIO #   DESCRIPTION           REQ #   REQUIREMENT              ADDITIONAL INFORMATION   ACCEPTANCE CRITERIA   PRIORITY
----------   -------------------   -----   ----------------------   ----------------------   -------------------   -----------------
             DEFINITION:                   DEFINITION:                                       DEFINITION:           DEFINITION:
             A Sprint process              A description of an                               Brief description     Regulatory = R
             that must be                  activity or function                              how the requirement   Mandatory = M
             supported by the              that must be performed                            can be tested to      Nice to Have = NH
             desired new or                by the system.                                    meet the Business
             modified system                                                                 requirement.
             functionality                 Describes what the
                                           system must do but not
                                           how the system must do
                                           it.

                                           Each requirement
                                           should stand alone,
                                           defining only one
                                           function or activity.

             EXAMPLE:                      EXAMPLE:                                          EXAMPLE:              EXAMPLE:
             User is performing            Ensemble will not                                 Ensure Ensemble       M
             an activation of a            allow the user to                                 will not allow the
             new pre-paid                  complete the                                      user to complete
             subscriber on a new           activation without                                the activation
             account.                      completing the credit                             without completing
                                           check.                                            a credit check.

                                           EXAMPLE:                                          EXAMPLE:              EXAMPLE:
                                           Ensemble allows the                               Ensure Ensemble       NH
                                           user to enter address.                            allows a user to
                                                                                             enter an address.

Enter Your Data Below. Insert New Rows as needed.


CBS IT - CHANGE REQUEST FORM

GENERAL APPROVALS

The following approvals are required for every Change Request submission:

AUTHORIZED APPROVER                      PRINTED NAME                              SIGNATURE
-------------------                      ---------------------------------------   -------------------------------------------------
REQUESTING VICE PRESIDENT
(SIGNATURE REQUIRED WHEN SUBMITTED)

CBS VICE PRESIDENT

AMDOCS VICE PRESIDENT

ENSEMBLE UTILIZATION

CBS-PI PLANNING & INTEGRATION DIRECTOR

CROSS-FUNCTIONAL APPROVALS

Approval from each affected functional area is required.

NAME OF CROSS-FUNCTIONAL APPROVER        EXTERNAL FUNCTION (BUSINESS AREA)         SIGNATURE
---------------------------------        ---------------------------------------   -------------------------------------------------


KEY CONTACTS

Contact information is required for all stakeholders listed. (THIS IS REQUIRED FOR SOW AND IA CONTACT INFORMATION)

TITLE                   NAME                             ORGANIZATION                  OFFICE PHONE                 PTN
-----                   ------------------------------   ---------------------------   --------------------------   ----------------
EBO SPONSOR

REQUESTING VP

BUSINESS SME CONTACT:

IT PM CONTACT:

CR REQUESTOR / AUTHOR

EU CONTACT

CBS IT - Change Request Form
Modified: April. 23, 2004
Version: 3.0

CBS IT - CHANGE REQUEST FORM

CORE TEAM MEMBERS

NAME                    POSITION (TITLE)                 PHONE                         EMAIL
----                    ------------------------------   ---------------------------   ---------------------------------------------


CHANGE RECORD

DATE                    AUTHOR                           VERSION   CHANGE REFERENCE
----                    ------------------------------   -------   -----------------------------------------------------------------


CBS IT - Change Request Form
Modified: April. 23, 2004
Version: 3.0

CBS IT - CHANGE REQUEST FORM

Addendum: Urgent / Production Support Change Request

Section must be completed if the Change Request is flagged as Production Support or deemed Urgent. NOTE completing these sections does not guarantee approval for delivery outside of the normal change requirement process. Clear, concise, accurate, and complete information is required in this section.

JUSTIFICATION:
Urgent: Why this change request is
urgent enough to justify varying from
the Standard Change Request process

Production Support: Why this CR must be
included as an enhancement or fix for
the next Maintenance build.

CBS IT - Change Request Form
Modified: April 23, 2004
Version: 3.0

                             ANNEX B TO SCHEDULE W

                            PRODUCTION CRS SOW FORM
amdocs

                             STATEMENT OF WORK FORM

DATE PREPARED:

FROM:

TO:                        [**]

COMPANY:                   Sprint

REGARDING:                 FTxxxx - (name)

HIGH LEVEL DESCRIPTION:

KEY BENEFIT:

ASSUMPTIONS/LIMITATIONS:

IMPACTED AREAS:

TESTING REQUIREMENTS:

ESTIMATED COMPLETION DATE:

LOE: XXX Hours

COST:
Amdocs shall charge Sprint for CR in the amount of $XXXXXX.XX

TERMS OF PAYMENT: 100% upon completion.

MISCELLANEOUS:
Attached is the original CR request

                                      [**]        [**]
---------------------------   --------------------   --------------   ----------
Authorized Customer Billing           Name               Title           Date
 Services (CBS) Signature

---------------------------
      Sprint Purchase
        Order Number

                                   SCHEDULE Y

                         PRIVACY AND SECURITY ATTACHMENT

This Schedule Y supplements and is a part of the Agreement to which it is attached. Capitalized terms used in this Schedule without definition have the meanings ascribed to them in the Agreement.

     1. WEAPONS. Amdocs Personnel must not carry weapons or ammunition onto Sprint's premises or use or carry weapons while performing Services at any Sprint facility or attending Sprint-sponsored activities. Amdocs Personnel at Sprint's premises must comply with all postings or notices located at Sprint's premises regarding safety, security or weapons. As used herein, "Personnel" means direct and indirect employees, subcontractors and agents.

     2.   BACKGROUND CHECKS. To the extent permitted by law:

               a. Amdocs will ensure that reasonable background checks are performed on all [**] Amdocs Personnel being hired to perform Services for Sprint and any other background checks required by law for the performance of Services. Without limiting the foregoing, for US citizens, background checks will include, at a minimum: [**]; and

               b. For non US citizens, background checks will be conducted in accordance with and to the extent permitted by, the applicable laws of the relevant country.

               c. Amdocs Personnel who provide Services to Sprint will not include anyone with a [**]; and

               d. Amdocs will immediately remove any Amdocs Personnel with a [**].

     3. TREATMENT OF AND ACCESS TO SPRINT-OWNED PROPERTY. Sprint will be and remain, at all times, the sole and exclusive owner of the Sprint-Owned Property (including any modification, compilation, or derivative work of, and all intellectual property and proprietary rights contained in or pertaining to, the Sprint-Owned Property). Except as expressly provided in Section 7 of the Agreement and Section 12 and Section 14 of this Schedule Y, Amdocs must return all Sprint-Owned Property to Sprint upon (a) the termination or expiration of this Agreement and
          (b) at any time earlier upon Sprint's request, provided however that the parties shall negotiate in good faith to ensure that the return of Sprint-Owned Property at Sprint's request would not interfere unduly with Amdocs' performance of this Agreement. Subject to Section 10.1 of the Agreement, Amdocs is responsible and must account for all Sprint-Owned Property, [**]. Sprint-Owned Property may only be used in connection with Amdocs' performance of its obligations under this Agreement. Amdocs will not commercially exploit the Sprint-Owned Property, including without limitation Sprint Data, or do any other thing that may in any manner adversely affect the integrity, security or confidentiality of such items, other than as specified herein or as directed by Sprint in writing.

     4. SPRINT PROPRIETARY MATERIALS. All Sprint-Owned Property in existence on the Effective Date or, if created or acquired thereafter, created or acquired entirely independently of Amdocs' engagement hereunder, will continue to be owned exclusively by Sprint and Amdocs will not have any rights thereto, except as may be expressly provided pursuant to this Agreement.

     5. PROPERTY RETURN. When an Amdocs Personnel assignment ends for any reason, voluntary or involuntary, Amdocs will ensure all Sprint-Owned Property in Amdocs Personnel possession is returned to Sprint [**]. If Sprint-Owned Property, including without limitation security badge and keys, is not returned within [**], Amdocs will [**].

     6. IT AND SECURITY POLICIES. Amdocs will, and will cause all its Personnel to comply with the Sprint information technology, security, facilities and engineering policies and requirements as they [**] by Sprint to Amdocs from time to time [**]. Without limiting the foregoing, Amdocs acknowledges that the following policies [**] shall be considered [**] and acknowledges its obligation pursuant to the Agreement to abide by such policies: (a) [**]). Sprint shall provide any modifications and updates in the IT and Security Policies to Amdocs in writing; provided that [**], in which event [**]. Amdocs will become compliant with such modifications and updates in the IT and Security Policies within [**], the specific timeframe as mutually agreed to by the Parties. Sprint will cooperate with Amdocs' compliance efforts and the Parties will negotiate in good faith the period for such compliance efforts if the Parties mutually agree that the scope of the compliance requirements necessitate a longer timeframe for implementation. If implementation of future modifications and updates in the IT and Security Policies requires an Amdocs investment, then such increased costs shall be allocated pursuant to the applicable provisions of Section 2.5 of the Agreement (where Customization hours are involved) and agreed upon Additional Service Orders (for other and additional costs). Amdocs will inform all Personnel of their obligation to comply with all the IT and Security Policies. In the event of any violation of any of the IT and Security Policies, whether by Amdocs or any of its Personnel, Amdocs will (i) cure the violation to Sprint's satisfaction [**], as and to the extent directed by Sprint, remediate any impact thereof; (ii) immediately offer to remove or remove from any service for Sprint any Personnel who commit a material violation of any of the IT and Security Policies and (iii) furnish a suitable replacement, meeting all the requirements hereof, [**]. If Amdocs has not cured the violation within [**], Sprint may, at its option, and without limiting any other remedy hereunder, [**]. Amdocs agrees that Sprint may [**]. Notwithstanding the provisions of Section 6, [**] of this Schedule Y, such Sections of this Schedule Y shall apply; provided that [**], then the Parties shall meet in good faith to determine the manner and timeframe in which Amdocs shall implement such changes in Sprint's IT and Security Policies and consistent with Section 2.5 of the Agreement (if applicable).

     7.   DELETED

     8. SPRINT SECURITY QUESTIONNAIRE. As part of Sprint's assessment of Amdocs' internal control structure, Amdocs may be requested, without limitation, to answer security questionnaires or conduct scans of servers, databases and other network hardware.

     9. SECURITY PROCEDURES. All transactions that [**] that are sent by Amdocs outside of the networks and facilities owned and operated by Sprint or Amdocs will be encrypted [**] then the provisions of the last sentence of Section 6 of this Schedule Y shall apply. Additionally, each party will [**]. Each party agrees that any [**]. For avoidance of doubt, nothing in this Section 9 shall be construed to limit Amdocs' obligations under Section 14(b) with respect to Privacy Laws.

     10. INVESTIGATIONS. Amdocs will refer any security breach to Sprint Corporate Security immediately upon becoming aware of the incident. Amdocs must make [**] as reasonably requested. Amdocs will provide to corporate security the necessary personnel and resources to track, identify, and mitigate abuse of the suppliers systems as it pertains to fraud and theft investigations being conducted by Sprint.

     11.  OTHER SECURITY REQUIREMENTS.

     The costs for compliance with subsections (a) and (b) of this Section 11 shall be allocated pursuant to the applicable provisions of Section 2.5 of the Agreement [**]. Sprint shall cooperate with Amdocs' compliance efforts with subsections (a) and (b) below. The Parties will state the technical requirements, implementation timetables and processes for compliance with subsections (a) and (b) below in [**] as applicable to be agreed upon by the Parties.

               a. The systems, servers, applications and services provided by Amdocs shall support Sarbanes Oxley regulations, Payment Card Industry (PCI) standards.

               b. The systems, applications and servers provided by Amdocs [**] All aforementioned requirements [**]. Prior to implementation of the [**]. In addition, Amdocs will provide a [**].

               c. Amdocs will provide a security point of contact to work directly with Sprint Corporate Security. Amdocs must conduct network scans on servers, databases, applications, and network elements supporting Sprint and will provide scan results to Sprint Corporate Security on a quarterly basis with remediation steps for identified issues.

               d. AMDOCS will complete Sprint Corporate Security's vendor security plan within [**] days of the Effective Date of the Agreement and maintain the security plan in accordance with timelines included in the plan template [**] provided to Amdocs.

     12.  CONFIDENTIAL INFORMATION

               a. PROTECTION OF CONFIDENTIAL INFORMATION. Each Party acknowledges that while performing its obligations under this Agreement it may have access to the other Party's Confidential Information. With respect to all

                    Confidential Information, and subject to the provisions of Sections 7.1(c) and 7.3 of the Agreement, the Parties agree that commencing on the Effective Date (or, if earlier, the date on which either Party disclosed Confidential Information to the other) and continuing during and after the termination or expiration of this Agreement, neither Party will disclose to any Third Party, and each Party will keep strictly confidential, all Confidential Information of the other. To protect Sprint's Confidential Information from unauthorized use, including disclosure, loss or alteration, Amdocs will (i) meet the IT and Security Policies, subject to the provisions of Section 6 of this Schedule; and (ii) inventory and test Security Standards before accepting Sprint's Confidential Information. In no event will the Recipient fail to use reasonable care to avoid unauthorized use, including disclosure, loss or alteration of the Discloser's Confidential Information.

               b. PERMITTED DISCLOSURE. Each Party may disclose the other Party's Confidential Information to the Recipient's Personnel if they have a need to know and an obligation to protect the Confidential Information that is at least as restrictive as this Schedule Y. Neither Party will use the Confidential Information of the other Party except solely as necessary in and during the performance of this Agreement, or as expressly licensed hereunder. Each Party will be responsible for any improper use or disclosure of any Confidential Information of the other by such Party's officers, partners, principals, employees, agents or independent contractors (including individuals who become former partners, principals, employee, agents or independent contractors).

               c. EXCEPTIONS. The obligations of this Section will not apply to any Confidential Information for a period longer than it is legally permissible to restrict disclosure of that item of Confidential Information.

               d. REQUIRED DISCLOSURE. Either Party may disclose Confidential Information to the extent required by law or by order of a court or governmental agency or any other entity authorized by applicable law to require such disclosure; provided, however, that the Recipient of such Confidential Information shall use its commercially reasonable efforts to maintain the confidentiality of the Confidential Information by means of a protective order or other similar protection and will give the owner of such Confidential Information prompt notice in order that it have every opportunity to intercede in such process to contest such disclosure, and will use its commercially reasonable efforts to cooperate with the owner of such Confidential Information if the owner wishes to obtain a protective order or otherwise protect the confidentiality of such Confidential Information. The owner of such Confidential Information reserves the right to obtain a protective order or otherwise protect the confidentiality of such Confidential Information.

               e. THIRD PARTY INFORMATION. Neither Party will disclose to the other Party any confidential information of a third party without such third party's consent.

               f. NOTIFICATION. In the event of any improper disclosure or loss of Confidential Information, the Recipient will promptly notify the Discloser. Notices shall be to the contact information in accordance with the Agreement; provided that with respect to notices to Sprint, in addition, a copy of such notice shall be delivered to Corporate Security.

               g. RETURN OF CONFIDENTIAL INFORMATION. Unless a Party is expressly authorized by this Agreement to retain the other Party's Confidential Information, such Party will promptly return or destroy, at the other Party's option, the other Party's Confidential Information, and any notes, reports or other information incorporating or derived in whole or in part from such Confidential Information, and all copies thereof within five (5) business days of termination or expiration of the Agreement or the Disclosing Party's written request, whichever is earlier, except that, at the time of termination or expiration, the Parties shall negotiate in good faith to allow the retention of such portion of Confidential Information or copy thereof as necessary to comply with law. Following the deadline for destruction or return, and promptly upon the Disclosing Party's request, an officer of the Recipient will certify to the other Party that it no longer has in its possession or under its control any Confidential Information in any form, or any copy thereof. Notwithstanding the above, Amdocs acknowledges that Sprint will have no obligation to return any Deliverables (or portions thereof) to Amdocs or any notes, reports or other information incorporating or derived from such Deliverables.

     13.  AUDITS

               A. OPERATIONAL AUDIT AND/OR SECURITY ASSESSMENT. Sprint and its authorized representatives (including its internal and external auditors) will have the right, no more than once per quarter [**] of this Schedule Y [**] compliance with applicable laws or regulations and with Schedule Y. For purposes of such audit, Amdocs will grant Sprint and its representatives all relevant access to Amdocs' facilities, books, procedures, and records (other than cost information) and all other information required for Sprint to ascertain facts directly relevant to Amdocs' performance and the subject matter of the audit. Amdocs will provide, and cause Amdocs subcontractors to provide, Sprint and its representatives such information and assistance as reasonably requested in order to perform such audits; provided, however, the parties will arrange such assistance in such a way that it does not interfere with the performance of Amdocs' duties and obligations hereunder and its business generally. Any Third Parties and authorized representatives performing an audit under this subsection must execute a nondisclosure agreement that is at least as restrictive as this Section 12 of Schedule Y and is reasonably satisfactory to Amdocs.

               B. SAS 70 REPORT. Each year, Amdocs must provide Sprint an auditor's report concerning the Amdocs' activities issued under Statement of Auditing Standards No. 70 (or any applicable successor thereto) provided that the report

                    (i) is a "Type II" report under such standard, (ii) was prepared by a firm of certified public accountants that is registered with the Public Company Accounting Oversight Board and is reasonably acceptable to Sprint, and (iii) covers a time period and is of such scope and result as to provide, to the extent relevant, sufficient evidence to support a favorable assessment by Sprint of its internal controls over financial reporting and its auditors' attestation and report for that fiscal period. Sprint and Amdocs will mutually establish the scope and degree of the controls to be tested. Sprint may still wish to perform their own security assessment subject to the provisions of this Schedule Y.

               C. RESULTS OF OPERATIONAL AUDIT AND/OR SECURITY ASSESSMENT. If any audit reveals a material inadequacy or insufficiency of Amdocs' performance of any of its obligations under this Schedule Y, then, without limiting any other rights or remedies of Sprint under this Agreement or at law, upon receiving written notice of such inadequacy or insufficiency in performance, Amdocs shall promptly develop a corrective action plan in cooperation with Sprint, such plan to be subject to Sprint's approval, and promptly thereafter implement such plan at Amdocs' sole cost and expense. In such event, Sprint may perform one additional follow up audit to verify performance under the corrective action plan (and to examine any areas potentially affected by such action plan) [**]. Sprint agrees that the results of any audit and/or security assessments will be considered Amdocs' Confidential Information.

     14.  PRIVACY.

               a. OWNERSHIP AND USE OF [**] DATA. [**] Data is and will remain the exclusive property of Sprint. Amdocs will access, use, collect, maintain, and disclose or share [**] Data only in strict accordance with the terms of this Schedule and only to the extent strictly necessary to perform its obligations under this Agreement, or as otherwise required by law. Amdocs may not otherwise modify the [**] Data, merge it with other data, commercially exploit it, disclose it or do any other thing that may in any manner adversely affect the integrity, security or confidentiality of such data, other than as expressly specified in this Schedule or as Sprint directs in writing. Sprint makes no representation or warranty as to the accuracy or completeness of the [**] Data, and Amdocs agrees that Sprint, its employees and agents will have no liability to Amdocs resulting from any use of the [**] Data.

               b. PRIVACY LAWS. Amdocs agrees that its collection, access, use, maintenance and disclosure of [**] Data will comply with all federal, state and local laws, rules and regulations as they may be amended from time to time (the "Privacy Laws") applicable to (i) Sprint [**] of the Agreement [**] provided that Amdocs shall [**] of the Agreement [**] and (ii) Amdocs. Privacy Laws include, without limitation, (1) with respect to Privacy Laws applicable to Sprint, the FCC's Customer Proprietary Network Information rules and regulations implementing 47 U.S.C.
                    Section 222 (the "CPNI Law"), (2) laws governing consumer protection and data security, and (3) laws governing marketing by telephone, direct mail, e-mail, SMS, wireless text messaging, fax, and any other mode of communication. Amdocs agrees that it also will comply with all industry standards and best practices applicable to (i) Sprint [**] of the Agreement [**]; provided that Amdocs shall [**] of the Agreement [**] (ii) Amdocs. An industry standard applicable to Amdocs is ISO 17799 with which Amdocs will comply [**]. Sprint will cooperate with Amdocs' compliance efforts and Amdocs will at all times perform its obligations in [**]. For purposes of its obligations under this Schedule, the acts or omissions of Amdocs' employees, agents, representatives, contractors, subcontractors, or affiliates (and such affiliates' employees, agents, representatives, contractors, or subcontractors) will also be deemed the acts or omissions of Amdocs.

               c. SECURITY. Amdocs will be fully responsible for any unauthorized collection, access, use, and disclosure of [**] Data. Without limiting the foregoing, Amdocs will [**], and [**]. Amdocs shall give Sprint written notice prior to conducting any aspect of the Services outside the United States and promptly provide to Sprint, upon Sprint's written request, a full and complete list of all locations where [**] Data may be accessed or reside [**]; provided such activities comply with Privacy Laws requiring that the Services and/or [**] Data be located solely in the United States. "Authorized Personnel" are Amdocs' and Amdocs' Affiliates' full-time Personnel who have a need to know or otherwise access the [**] Data to enable Amdocs to perform its obligations under this Agreement, and who are bound in writing by obligations of confidentiality that are at least as stringent as the terms of this Schedule. Upon Sprint's written request, Amdocs will promptly identify all Authorized Personnel in writing. During the term of each Authorized Personnel employment by Amdocs, Amdocs will at all times cause such Authorized Personnel to strictly abide by its obligations under this Schedule and, after the termination of employment, Amdocs will use the same efforts to enforce the confidentiality obligations of such Authorized Personnel as Amdocs uses to enforce such obligations with respect to its own similarly confidential information, provided that Amdocs will not use less than reasonable efforts in such enforcement. Amdocs further agrees to cooperate with Sprint in maintaining and implementing at Sprint's request procedures to ensure the security of the [**] Data. Amdocs further agrees that it will maintain a disciplinary process to address any unauthorized access, use or disclosure of [**] Data by any of Amdocs' officers, partners, principals, employees, agents or independent contractors. For avoidance of doubt, nothing in this Section 14(c) shall be construed to limit Amdocs' obligations under Section 14(b) with respect to Privacy Laws.

               d. DISCLOSURE OF [**] DATA. Except in response to a valid court order or otherwise to the extent legally required in response to a request from a law enforcement agency, Amdocs will not disclose any [**] Data to any third party. If, in the written opinion of its counsel addressed to Sprint, Amdocs is compelled as a matter of law to disclose the [**] Data in the absence of a protective order, it will disclose to the party compelling the disclosure only the part of the [**] Data that is required by law to be disclosed, and Amdocs will use its commercially reasonable efforts to obtain confidential treatment for all disclosed information. Amdocs further agrees that, prior to any such disclosure, it will advise and consult with Sprint and its counsel as to such disclosure and the nature and wording of its disclosure. In addition, Section 12(d) shall apply to [**] Data to the extent they are consistent with this
                    Section 14.

               e. CUSTOMER TOUCH. Notwithstanding any other provision in this Agreement, Amdocs agrees that any and all messages sent to current, former and prospective Sprint subscribers, however delivered (e.g., short messaging service, e-mail, telephone), are subject to Sprint's written approval, and Amdocs shall not contact any current, former or prospective customer of Sprint in any manner, except as expressly provided under this Agreement or with Sprint's express prior written consent.

               f. RETURN OF [**] DATA. Section 12(g) of this Schedule Y shall also apply to [**] Data.

               g. COOPERATION AND INSPECTION. Amdocs will establish a disciplinary process to address any unauthorized access, use or disclosure of [**] Data by any of Amdocs' employees or subcontractors. Amdocs will immediately notify Sprint of any potential or actual breaches of security that may result in the unauthorized collection, access, use or disclosure of [**] Data. Amdocs will make all reasonable efforts to assist Sprint in relation to the investigation and remedy of any such breach of security and any claim, allegation, action, suit, proceeding or litigation with respect to the unauthorized access, use or disclosure of [**] Data.

               h. INJUNCTIVE RELIEF. Amdocs acknowledges and agrees that a breach of any obligation set forth in this Schedule by Amdocs may result in irreparable harm for which monetary damages may not provide a sufficient remedy and, as a result, Sprint will be entitled to both monetary damages and equitable relief.

               i. INDEMNIFICATION/REMEDIES. Amdocs agrees to indemnify, defend and hold harmless Sprint, including its parent, subsidiaries and affiliates, and each of their respective officers, shareholders, directors and employees, from and against any claims, losses, liabilities, costs or expenses (including reasonable attorney's fees) arising out of or relating to Amdocs' performance of its obligations under this Schedule. Amdocs' indemnification obligations under this Schedule will not be limited by any provisions limiting Amdocs' liability under this Agreement (including any disclaimer of liability for consequential, incidental, exemplary, punitive, or special damages). Notwithstanding any other provision of the Agreement, Amdocs agrees that, without limiting any of its other rights or remedies under the Agreement or at law, a material breach by Amdocs of the provisions of this Schedule Y shall be treated as a Default under clause (c) of the definition of Default under the Agreement. Notwithstanding the provisions of Section
                    6.3.2 (Material Default) of the Agreement, in the event that the above material breach directly relates to [**] Data that resides in the databases of the Customized Product, Sprint shall have the right to terminate this Agreement upon written notice to Amdocs in the event that Amdocs fails to cure such Default under clause (c) of the definition of Default under within [**] after written notification by Sprint of the breach has been received by Amdocs, unless Sprint agrees to a longer cure period for the implementation of a corrective action plan to be performed by Amdocs at Amdocs' sole cost and expense; provided that if Sprint agrees to such a corrective action plan and Amdocs does not cure the breach in accordance with such corrective action plan, Sprint shall have the right to terminate this Agreement upon written notice to Amdocs effective as of the date set forth in such notice. During the cure period, Sprint may instruct Amdocs to suspend all relevant Services directly related to the material breach.

               j. CONFIDENTIALITY. The obligations set forth in this Schedule supplement the provisions in the Agreement to which this
                    Schedule is attached regarding Confidential Information (or confidentiality, in general). This Schedule will govern to the extent there is any conflict between it and such agreement. Except as expressly provided in this Section 14 of this Schedule Y, the exceptions relating to protection of Confidential Information included in the Agreement will not apply to [**] Data.

               k. MISCELLANEOUS. The obligations set forth in this Schedule will survive the termination or expiration of the Agreement for any reason. The provisions in this Schedule relating to [**] Data will govern all privacy, security and confidentiality obligations with respect to [**] Data to the extent there is any conflict between it and other provisions of the Agreement.

                                    EXHIBIT A

                           ELECTRONIC PAYMENT PLATFORM

1.0  DEFINITIONS. The following definitions will apply to this Exhibit:

[**]" means the process of: (1) accessing the Amdocs's web site located outside of Sprint's electronic firewall through the [**] (or other Sprint approved network) for the purpose of purchasing Products or Services, and (2) capturing the data from Amdocs's web site and moving it through Sprint's electronic firewall back into Sprint's internal systems.

"SSL Method" means secure sockets layer, a private key encryption method which creates a secure relationship between client and server.

"Transaction" means the electronic exchange between Sprint and Amdocs of a business document, including but not limited to (a) Orders, (b) Order acknowledgements, (c) Order changes, (d) advance shipping notices, (e) invoices, and (f) settlements as set forth under this Exhibit.

"Transmission Standards" means the electronic, computer-readable format agreed upon by the parties for exchange of Transactions.

2.0 SCOPE. This Exhibit details the Transmission Standards for Transactions. Any portion of a Transaction that includes terms that are inconsistent with the Agreement is unenforceable.

3.0 TRANSMISSION STANDARDS.

3.1 The parties will agree upon one of the Transmission Standards described in the table below. Once agreed, Transmission Standards may only be amended by the parties' mutual written agreement.

                 TRANSACTION                    Transmission Standard
---------------------------------------------   ---------------------
Orders, Order acknowledgements, Order changes            [**]
Invoices                                                 [**]
Settlements                                              [**]

3.2 If Amdocs is unable to comply with the Transmission Standards in the table above, the parties may mutually agree to use an automated facsimile process ("Autofax") to transmit Orders from Sprint to Amdocs. The Autofax option will only apply to Orders. If the parties elect this option, Amdocs will provide Sprint with a dedicated facsimile number for Sprint to transmit Orders directly to Amdocs's order management group

4.0 SYSTEM OPERATIONS. The parties agree to individually bear all costs for integration of their respective internal systems and all transaction-related costs associated with the implementation and use of Transmission Standards. Each party will provide and maintain the equipment, software, services and testing necessary to effectively, reliably, timely, and securely transmit and receive Transactions. Each party will provide sufficient notice to the other of any changes in systems operations that might impair the mutual capabilities of the parties to meet the Transmission Standards.

5.0 THIRD PARTY SERVICE SUPPLIERS. The parties may use a third party service provider ("Service Supplier") for the transmission of data or the establishment of an electronic marketplace or exchange. If either party elects to use a Service Supplier, it must provide the other party with [**] notice of addition to or change of the Service Supplier(s). A party contracting with a Service Supplier must require the Service Supplier to enter into a confidentiality agreement preventing disclosure of any information contained in a Transaction to any third party. The confidentiality agreement will survive for [**] after the Service Supplier initially obtains the information. Either party may modify its election to use, or may change a Service Supplier upon [**] prior written notice to the other party. Each party will be liable for the acts or omissions of its Service Supplier while transmitting, receiving, storing or handling Transactions. If both parties use the same Service Supplier, the originating party will be liable for the acts or omissions of the Service Supplier in connection with each particular Transaction until the other party properly receives the Transaction, consistent with Section 8.0 of this Exhibit.

6.0 SECURITY PROCEDURES. Transactions will be encrypted using methods reasonably approved by Sprint/Nextel"s Corporate Security group. Additionally, each party will adopt an electronic identification key consisting of one or more symbol(s) or code(s) to be used and affixed as an identifying mark for all Transactions ("Signature"). Each party agrees that any Signature affixed to or contained within a Transaction will be sufficient to verify that the Transaction originated from the other party unless the relying party has actual notice that the Signature has been revoked. Neither party will accept a Transaction without a Signature or disclose the Signature of the other party to any third party. A party may change its Signature only by prior written notice to the other party.

7.0 TRANSMISSION ACCEPTANCE. If any Transaction is received in an unreadable form, the receiving party must promptly notify the originating party of the problem (and provide as many details as possible about the problem). If the receiving party does not provide this notice, the originating party's record of the Transaction will control such that the Transaction will be considered accepted by the receiving party and both parties will be held to any Transaction obligations.

8.0 CATALOG REQUIREMENTS.

8.1 If the parties agree to maintain an electronic catalog under this Exhibit, the requirements of this Section will apply.

8.2 If Amdocs provides links in the electronic catalog to pictures and graphics for catalog items, Amdocs will house these pictures and graphics on its own web server unless otherwise agreed upon. Amdocs will provide a listing of all unique [**] codes associated with Amdocs's catalog items. Amdocs will provide adequate explanatory descriptions for each catalog item and, if requested by Sprint will enhance item descriptions as necessary. Amdocs will not duplicate item descriptions regardless of the similarity of items. Amdocs will provide Sprint at least [**] prior written notice of any changes made to the catalog content including, without limitation, contractually required pricing and [**] codes, on Amdocs's [**] accessible web site. If Amdocs fails to provide notice, in addition to any other remedies available to Sprint under the Agreement, Amdocs will indemnify and defend Sprint for any loss, damage, or liability incurred in connection with the failure.

8.3 Amdocs will maintain its [**] accessible web site, including, without limitation, the pictures and graphics associated with each catalog item, at a [**]% level of availability, measured on a monthly basis, during the hours from [**] Central Time (standard and daylight savings, as applicable). Upon receiving notice from Sprint of failure to meet the required level of availability, Amdocs must correct the service availability problem within [**]. In addition to any other remedies available to Sprint under the Agreement, Sprint may require Amdocs to pay liquidated damages if availability consistently falls below this service level requirement.

9.0 VALIDITY; ENFORCEABILITY; CONFIDENTIALITY.

9.1 Transactions will be considered "in writing," "signed," and will constitute an "original" when printed from electronic files or records established and maintained in the normal course of business.

9.2 The parties agree not to contest the validity or enforceability of Transactions under the provisions of any applicable law relating to whether certain agreements are to be in writing or signed by the party to be bound. Printed copies of Transactions, if introduced as evidence in any judicial proceeding, arbitration, mediation, or administrative proceeding, will be legally binding and admissible to the same extent and under the same conditions as other business records originated and maintained in documentary form. Neither party will contest the admissibility of Transactions under either the business records exception to the hearsay rule or the best evidence rule on the basis that the Transactions were not originated or maintained in documentary form.

9.3 Sprint will use the same care and discretion to avoid disclosure, publication, or dissemination of the Transactions as it uses with its own similar information and any third party's similar information.

                                                                       EXHIBIT B

                          FORM OF TERMINATION STATEMENT

                  [SPRINT/UNITED MANAGEMENT COMPANY LETTERHEAD]

Amdocs Software Systems Limited
Earlsfort Center
Earlsfort Terrace 1
Dublin 2
Ireland

Dear [_______________],

Re: TERMINATION OF THE AMENDED AND RESTATED CUSTOMER CARE AND BILLING SERVICES AGREEMENT DATED AS OF JULY ___, 2006, BETWEEN SPRINT/UNITED MANAGEMENT COMPANY ("SPRINT") AND AMDOCS SOFTWARE SYSTEMS LIMITED ("AMDOCS")

The Amended and Restated Customer Care and Billing Services Agreement (the "Agreement") between our companies dated as of June ___, 2006, has been terminated by us as of [_______________].

We hereby state that Sprint is so terminating the Agreement on the basis of its right under the Agreement to terminate [FOR ITS CONVENIENCE] [DUE TO A CHANGE IN CONTROL OF AMDOCS] [DUE TO THE OCCURRENCE OF A FORCE MAJEURE EVENT], and not on the basis of its right under the Agreement to terminate for cause.

Sincerely,


Sprint/United Management Company